Form 20-F
period 2002-08-31
CRYSTAL GRAPHITE CORP
filed 2003-02-27
CIK 1077295

__________

Securities and Exchange Commission

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X]

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended August 31, 2002.

……………………….…………………...…………………………………………………

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ……….………………………………………….……………………...…………………

Commission File Number:          0-29976

CRYSTAL GRAPHITE CORPORATION

________________________________________________________________________

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

      Suite 1750 – 999 W. Hastings St., Vancouver, British Columbia, Canada, V6C 2W2

(Address of principal executive offices)

__________

Securities to be registered pursuant to Section 12(b) of the Act.

None.

Securities to be registered pursuant to Section 12(g) of the Act.

Common shares without par value.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

22,354,714 common shares (as at the financial year ended August 31, 2002)

22,354,714 common shares (as at January 31, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:

Not applicable.

No:

Not applicable.

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17:   __X__.

Item 18:   __.

__________

FORM 20-F INDEX

Item

Page No.

GLOSSARY

1

FORWARD LOOKING STATEMENTS

2

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND

   ADVISERS

2

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

2

A.

Offer Statistics

2

B.

Method and Expected Timetable

2

ITEM 3 – KEY INFORMATION

2

A.

Selected Financial Information

2

Exchange Rates

3

B.

Capitalization and Indebtedness

4

C.

Reasons for the Offer and Use of Proceeds

4

D.

Risk Factors

5

ITEM 4 – INFORMATION ON THE COMPANY

8

A.

History and Development of the Company

8

B.

Business Overview

10

Cash Resources and Liquidity

11

Stated Business Objectives

11

Principal Products

12

Administration

15

Environmental Regulation

15

C.

Organizational Structure

17

D.

Property, Plants and Equipment

18

Office Space

18

Mineral Property

18

Plants

19

Equipment

20

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

20

A.

U.S. and Canadian GAAP differences

20

B.

The Company

20

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

25

A.

Directors and Senior Management

25

Aggregate Ownership of Securities

27

Other Reporting Issuers

27

Individual Bankruptcies

28

Conflicts of Interest

28

Other Information

28

Item

Page No.

B.

Compensation

29

The Company’s Executive Compensation

29

Compensation of the Company’s Directors

31

C.

Board Practices

32

The Company

32

D.

Employees

33

E.

Share Ownership

33

Directors and Officers

33

Public and Insider Ownership

34

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

34

A.

Major Shareholders

34

B.

Related Party Transactions

35

C.

Interests of Experts and Counsel

35

ITEM 8 – FINANCIAL INFORMATION

35

A.

Consolidated Statements and other Financial Information

35

B.

Significant Changes

35

ITEM 9 – THE OFFERING AND LISTING

35

A.

Offer and Listing Details

35

B.

Plan of Distribution

36

C.

Markets

37

D.

Selling Shareholders

37

E.

Dilution

37

F.

Expenses of the Issue

37

ITEM 10 – ADDITIONAL INFORMATION

37

A.

Share Capital

37

B.

Memorandum and Articles of Association

37

Disclosure of Interest of Directors or Officers

37

Shareholdings of Directors

38

Rights, Preferences and Restrictions attaching to each class of shares

38

Changing the Rights of Holders of the Company’s Stock

38

Annual General Meetings and Extraordinary General Meetings

39

       Annual General Meeting

39

       Notice

39

       Quorum

39

Limitations on the rights to own securities

40

C.

Material Contracts

40

D.

Exchange Controls

41

E.

Taxation

42

F.

Dividends and Paying Agents

43

G.

Statement by Experts

43

H.

Documents on Display

43

I.

Subsidiary Information

43

Item

Page No.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT

   MARKET RISK

43

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY

   SECURITIES

44

A.

Debt Securities

44

B.

Warrants and Rights

44

C.

Other Securities

44

D.

American Depositary Shares

44

PART II

44

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

44

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

   HOLDERS AND USE OF PROCEEDS

44

ITEM 17 – FINANCIAL STATEMENTS

44

ITEM 18 – FINANCIAL STATEMENTS

45

ITEM 19 – EXHIBITS

45

(A)

Financial Statements

45

(B)

Exhibits

46

SIGNATURES

68

EXHIBIT INDEX

73

__________

GLOSSARY

Unless other stated, in this Annual Report the following terms shall have the following meanings:

Graphite is a natural form of carbon and is the final metamorphic stage of all carbon minerals. Natural graphite is a non-metallic (industrial) mineral, which is relatively soft (1-2 on the Mohs hardness scale), opaque, flexible, moderately light (SG=2.36), and occurs principally in a small flake form.  Three types of graphite occur in nature; flake, crystalline, and a microcrystalline form known as amorphus.  Graphite is an excellent conductor of heat and electricity and has a high melting temperature of 3500 degrees Celcius.  In addition, it is resistant to corrosion, chemically inert, sectile (cuts smoothly) and is highly refractorive.  Graphite is also artificially manufactured from petroleum but is physically inferior to natural graphite because of its porosity, small flakes, and less desirable carbon.

Bi-polar plate – a “bi-polar plate” is a graphite-polymer composite either molded or milled which separates the fuel and widening agent in a PEM type fuel cell.

FORWARD LOOKING STATEMENTS

Crystal Graphite Corporation (the “Company”) cautions readers that certain important factors (including, without limitation, those set forth in this Form 20-F) may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report (the “Annual Report”), or that are otherwise made by or on behalf of the Company.  For this purpose any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “except,” believe,” anticipate,” “intend,” “could,” estimate” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

A.

Offer Statistics

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

B.

Method and Expected Timetable

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

ITEM 3 – KEY INFORMATION

A.

Selected Financial Information

The following summarizes certain selected financial information with respect to the Company and is qualified in its entirety by reference to the financial statements of the Company and the Notes thereto; a copy of which is attached to this Annual Report:

	Year Ended Aug. 31/02	Year Ended Aug. 31/01	Year Ended Aug. 31/00	Year Ended Aug. 31/99	Year Ended Aug. 31/98
Net Sales	$	$ -	$ -	$ -	$ -
Net Loss from Continuing Operations
Canadian GAAP	$ (1,913,120)	$ (2,379,069)	$ (273,947)	$ (390,509)	$ (283,834)
US GAAP	$ (2,791,524)	$ (4,655,285)	$ (722,375)	$ (631,324)	$ (761,488)
Net Loss from Continuing Operations per Share
Canadian GAAP(1)	$ (0.09)	$ (0.11)	$ (0.03)	$ (0.06)	$ (0.05)
US GAAP	$ 0.12	$ 0.21	$ 0.10	$ 0.10	$ 0.15
Total Assets
Canadian GAAP	$ 8,862,973	$ 11,056,070	$ 12,491,178	$ 2,870,500	$ 2,862,640
US GAAP	$ 2,604,122	$ 6,061,698	$ 9,773,022	$ 600,772	$ 833,727
Long Term Obligations
Convertible Debentures Current(2)	$ -	$ -	$ 31,641	$ 506,688	$ 444,463

Weighted Average Common Shares Outstanding
Canadian GAAP	22,354,714	21,895,908	7,323,277	6,056,144	5,144,943
US GAAP	22,354,714	21,895,908	7,323,277	6,056,144	5,144,943

Notes:

(1)

Net Loss per share is calculated based on the weighted average number of shares outstanding during the year.  Fully diluted loss per share has not been disclosed as it is anti-dilutive.

(2)

The convertible debentures matured in August 1998 and as such are classified as a current liability.  $475,047 of the debenture was settled by the issuance of shares on August 18th, 2000.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  Since June 1, 1970 the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from September 1, 1998 to August 31, 2002, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

U.S. Dollars per $1.00 (CDN.)

Year ended August 31

	2002	2001	2000	1999	1998
High	.6619	.6783	.6969	.6891	.7292
Low	.6200	.6333	.6629	.6428	.6341
Average	.6354	.6537	.6805	.6643	.6901
End of Period	.6416	.6461	.6793	.6682	.6351

	February 18, 2003	January 2003	Dec. 2002	Nov. 2002	Oct. 2002	Sept. 2002	August 2002
High		.6570	.6461	.6440	.6407	.6433	.6442
Low		.6349	.6329	.6288	.6272	.6304	.6264
	.6601

Conversion Table

For ease of reference the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton = 2,205 pounds
1 foot = 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

B.

Capitalization and Indebtedness

This is an Annual Report, and therefore, this information is not applicable.

C.

Reasons for the Offer and Use of Proceeds

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

D.

Risk Factors

The following risk factors are those concerned with the business of the Company.

Lack of a Current Trading Market for the Company’s Securities

There is currently no public trading market for the Company’s securities.  The Company can give no assurance that an active trading market in our securities will develop.  The Company has applied, through its market maker, for admission to quotation of its securities on the OTC Bulletin Board and, if and when qualified, the Company intends to apply for admission to quotation on the NASDAQ SmallCap Market.  If for any reason the Company’s common stock is not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the Company’s securities may have difficulty selling their common stock should they desire to do so.

Lack of Business History and Profitability of Operations

The Black Crystal Property is in the exploration and development stage and has operating history commencing in July 2002.  This initial operation is in the start-up/debug period common to this type of project, there can be no assurance that the Company will be able to develop and operate the property profitably, or that its activities would  generate positive cash flow.

Exploration for minerals is a speculative business involving some substantial risk.  There is no certainty that the expenditures to be made by the Company on the Black Crystal Property will result in discoveries of commercial quantities of ore.  Hazards such as unusual or unexpected formations and other conditions are involved.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.

The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.  The Company has never earned a significant profit.

Lack of Mineral Exchange for Graphite

Industrial minerals such as graphite, as opposed to commodity minerals such as copper, gold or silver, do not have a metals exchange or an open market upon which to trade and therefore prices are not set in an open market or publicly traded market.  As prices are set with private buyers it is difficult to predict what market prices may be at the time of sale of the graphite.  Companies selling graphite must negotiate prices with individual buyers and therefore must convince the buyers to purchase the company’s product over other products, taking into consideration quality, quantity, time sufficiency and longevity and therefore a company may have marketing problems unless it can convince buyers that its products are equal or superior to other similar products.  There can be no guarantees that the Company will be able to sell its product in a profitable manner.  Due to the lack of available high purity graphite, prices currently are high.  It is anticipated that prices will remain high, yet stable for the foreseeable future.

Currency/Exchange Rate Risk

The Company anticipates most of the revenue to be earned in U.S. dollars; however, the majority of costs are expected to be incurred and paid in Canadian dollars.  Exchange rate fluctuations could have an adverse effect on the Company’s financial position.

Dependence on Key Management

The success of the Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of a certain key member of the management team – Gordon Sales.  Mr. Sales does do not have a formal management contract with the Company which makes his term of employment with the Company uncertain.  The loss of this individual within the next 24 months may have a material adverse effect on the Company’s short-term operations and business projects.  The Company does not maintain key man insurance on any of its management.

The Company does depend on the advice of Mr. Edward J. Nunn, a Professional Mining Engineer/General Manager who is an employee since July 1, 2000.  This individual also acts as Chief Operating Officer for the company and assists Mr. Sales in Corporate matters and acts as backup for him when needed.

Need to Hire Employees

The Company depends upon recruiting and maintaining other multi-skilled qualified personnel to staff its operations.  The Company has recruited and believes that other such personnel currently are available at reasonable salaries and wages in the geographic area in which the Company intends to operate.  There can be no assurance, however, that such personnel will always be available in the future.  In addition, it cannot be predicted whether the labour staffing at any of the Company’s projects will be unionized, resulting in potentially higher operating costs.

The Company is subject to Government Regulations and Environmental Matters

The Company’s activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment.  Permits from a variety of regulatory authorities are required for many aspects of quarry and plant operation and reclamation (see “Environmental Regulations” under “Item 4 – Information on the Company – Property, plants and equipment”).  Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company’s property, the extent of which cannot be predicted.  In the context of environmental permitting, the Company must comply with known standards, existing laws and regulations, which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  While it is possible that the costs and delays associated with the compliance of such laws, regulations and permits could become such that the Company would not proceed with the development or operations of a quarry, the Company is not aware of any material environmental constraint affecting it that would preclude the economic development or operation of the Company’s property.

Uncertainty of Title to the Company’s Property

The Company’s property may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  No investigation has been made of the original application for filing, the location of boundaries of the property or of the existence of any interests in the property other than what may be noted in the offices of the Mining Recorder in the Kootenay Region Mining Division of the Province of British Columbia.

Factors Affecting the Marketability of any Graphite Produced by the Company

The marketability of graphite which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of graphite markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted.

Liability Insurance

The Company currently has liability insurance.  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce funds available for exploration and development and would have a material, adverse effect on the Company’s financial position.  The directors of the Company know of no such liability pending or otherwise at this time.

Reserves and Production Risk

No assurances can be given that the intended production schedules or the estimated direct operating cash costs will be achieved.  In addition to engineering, operating and capital cost factors, production from the Plant will depend on the success and the extent to which operating and expansion plans are achieved.

Any figures for resource and ore reserves presented in this annual report are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of graphite may render ore reserves uneconomical.  Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Competitive Risk

The graphite business is competitive.  The Company still faces competition from existing companies, which are capable of mining and producing graphite and graphite materials.  Many of these companies are larger companies with greater financial resources than the Company, which companies are more able to withstand price volatility, should the price of graphite significantly decrease.

Risk of “Penny Stock”

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock.”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them.

ITEM 4 – INFORMATION ON THE COMPANY

A.

History and Development of the Company

Incorporation

Crystal Graphite Corporation (the “Company”) was incorporated on November 27, 1979, under the laws of the Province of British Columbia under the name “Bear Ridge Investments Inc.”  On July 2, 1980, the Company changed its name to “Gamin Resources Inc.” and on May 23, 1989, the Company changed its name to “Mineral Park Mining Corp.”  On March 2, 1994, the Company consolidated its shares on a 4.5 old shares to 1 new share basis, increased its authorized capital to 25,000,000 common shares and changed its name to “I.M.P. Industrial Mineral Park Mining Corp.”  In October, 2000 the Company held an Extraordinary Meeting and the shareholders approved the name change to Crystal Graphite Corporation and increased authorized capitalization from 25,000,000 to 250,000,000.  Effective on November 06, 2000 the Company’s name was changed to “Crystal Graphite Corporation”.

Corporate Information

The Company’s business address and executive offices are located at Suite 1750 – 999 W. Hastings St., Vancouver, British Columbia, V6C 2W2.  The Company’s telephone number is (604) 681-3060 and the Company’s fax number is (604) 682-4886.  The Company’s agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, and who can be contacted at (604) 684-2550 or via facsimile at (604) 684-0916.

Property Option Agreements

Pursuant to an earning option agreement dated January 10, 1995, as amended on September 24, 1995, entered into between the Company and Black Crystal Resources Ltd. (“BCRL”) (a private company wholly owned by Paul Schiller, the President and a director of the Company at that time), the Company has acquired a 50% interest in and to the following mineral claims located in the Slocan Mining Division of the Province of British Columbia in consideration for expending an aggregate of $3,063,400 on the mineral claims and issuing 800,000 common shares of the Company to BCRL:

Claim Name	Tenure Number	Claim Type	Units	Number of Hectares
Molly 1	305145	2POST	1	25
Molly 2	305146	2POST	1	25
Molly 3	305147	2POST	1	25
Molly 4	305148	2POST	1	25
PB - 1	318625	GRID	20	400
PB – 2	318626	GRID	20	500
PB – 3	318627	GRID	20	500
PB – 4	318628	GRID	20	500

which claims are commonly referred to as the “Black Crystal Property”.

On May 31, 1999, the Company entered into an option agreement with BCRL to acquire the remaining 50% interest in the Black Crystal Property in consideration of the issuance of 3,000,000 shares of the Company to BCRL.  In addition, the terms of the option agreement required the Company to expend $250,000 USD per year on the Black Crystal Property, the failure of which may result in the termination of the option agreement.  The Company failed to raise the necessary financing to comply with the expenditure requirements, and therefore, the option agreement was terminated.  The 3,000,000 shares of the Company were never issued to BCRL due to the termination of the option agreement.

Pursuant to an option agreement dated May 17, 2000, between the Company and BCRL, BCRL granted the Company the option to acquire the remaining 50% interest in the Black Crystal Property in consideration of the payment of $200,000 CDN within ten (10) business days of August 23, 2000 (the “First Payment”), the payment of $100,000 CDN on or before the first anniversary of the First Payment, and an amount of twenty (20%) percent of gross profit (the “Royalty”) derived from all timber, water, ores, gravel, sand, soils, metals and minerals sales of the Black Crystal Property for a period of ten (10) years commencing the date of the First Payment to a maximum of $1,700,000 CDN.  According to the option agreement, the Company has the option to prepay the Royalty at any time.

See Item 4 – “Information on the Company – Property, plants and equipment” below for further information on the Black Crystal Property.  See also “Figure 1 – Location Map”.

Legal Proceedings and Stand-Still Arrangement

On or around August 14, 2001, the Company and fifteen other persons and corporations, including KAK Investments, Inc. (“KAK”), the major shareholder of the Company, were named as defendants in a lawsuit by R. W. Cuthill, Jr., the trustee (the “Trustee”) in bankruptcy for Evergreen Security Ltd. situate in Orlando, Florida.  The Trustee was attempting to seek from the defendants the return of the value of funds or assets, some of which is claimed to be KAK’s equity investment in the Company of approximately $9,500,000 CDN, under the theory that transfers allegedly made, or indirectly made, to the defendants from Evergreen Security Ltd. may be recoverable under U.S. bankruptcy law if made within certain time frames and under certain circumstances prior to the bankruptcy.  The Company engaged U.S. counsel to advise the Company.

Subsequently, on November 23, 2001, the Company negotiated a stand-still agreement (the “Stand-Still Agreement”) with the Trustee, which had been seeking an order in Florida in respect to claims against the Company’s largest shareholder, KAK, and in that respect had been seeking an injunction in respect to the funds received by the Company from KAK.  As a consequence of the Stand-Still Agreement, the motion for injunction in respect to the Company had been withdrawn.  By settlement agreement made between the Trustee and representatives of KAK, dated August 26, 2002, and approved by order of the U.S. Bankruptcy Court on November 4, 2002, the Trustee became the legal and beneficial owner of the KAK shares, and the Trustee thereby has full legal right as holder of the KAK shares.

Pursuant to satisfactory results of the Standstill Agreement and as a consequence of the Trustee acquiring the KAK shareholdings, the Company and the Trustee were able to effect and execute a settlement agreement effective November 7, 2002.   The Trustee filed the settlement agreement for approval with the Bankruptcy Court on November 19, 2002.  Upon the approval of the Bankruptcy Court the settlement agreement is final and effective for all purposes and the lawsuit is fully discharged in respect to the Company.

B.

Business Overview

From 1994 to present, the Company has been principally engaged in the exploration and development for production of mineral properties.  The Company has a 100% interest in one property, the Black Crystal Property, located near the City of Nelson in southeastern British Columbia.  The Company’s main focus is exploring and mining this graphite property and implementing plant operations on the Black Crystal Property.

On July 4, 2002, the Company received Mining Permit No. M-211 from the British Columbia Ministry of Energy and Mines, which was issued pursuant to Section 10 of the Mines Act R.S.B.C. 1996, c293.  This permit contains the requirements of the Ministry of Energy and Mines for the work systems and reclamation, and is compatible with the requirements of other provincial ministries.  The implementation of the Mining Permit allows the Company to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.

Cash Resources and Liquidity

As of January 31, 2003, the Company had approximately $140,872.12 in cash and term deposits and a positive working capital position of approximately $382,042.89.

Stated Business Objectives

The overall strategic mission of the Company is to establish a low cost high performance operating company processing economically high purity flake graphite products for the international markets from its Black Crystal deposit located near Nelson, British Columbia.  High health, safety and the environmental performances are priority followed by quality control and productivity while focusing on the potential in byproducts and added value.  The accomplishments to date have resulted in our company being a contributor to the economic base of the Kootenay District of the Province of British Columbia, which in turn increases shareholder value.

The following represents the Company’s short–term objectives (i.e., the next 12 months) for exploration, development and marketing.

Exploration Objectives

The objective is to continue to further concentrate exploration for an economic deposit of flake graphite on the Molly 1 through 4 claims of the Black Crystal deposit and to understand the regional geology so that other potential deposits can be understood.  The Molly 1 – 4 claims contain graphite enriched weathered sandy material of varying thickness which overlay a graphite host rock calc-silicate zone.  With use of independent geological consultants for guidance, an extensive exploration program, which has been in progress since October 2000, may result in increasing the measured and indicated classification tonnage of the resource.  The increased measured resource, once determined, would allow a quarry plan to be finalized, which may result in the development of the proven reserves.  The plan objective is to delineate a strategy of a payback period plus a minimum of two years accompanied by probable and possible reserves.

Since flake graphite deposits worldwide tend to be regional, extensive exploration is planned annually to identify the regional structure, and grade and size distribution.  To date, the extent of the regional graphitic structure is estimated at 25 kilometres x 10 kilometres.

Marketing Objectives

As of August 31, 2000, the Company engaged a global marketing consultant to ascertain the future market direction and potential for the graphite, which will be produced.  Since August 31, 2000, the company has determined that the deposit consists of high purity crystalline flake graphite, therefore the marketing strategy has been to determine the market for high purity crystalline flake graphite.

The Company continues to retain an Industrial Mineral marketing firm to identify and contact potential customers to assist the Company in the marketing of our product.

The target market has been determined to be the bi-polar plate-manufacturing sector, which is an integral component of the fuel cell industry.  85% of the Company’s production is planned to be directed to the bi-polar plate industry and the balance to be directed to the, carbon brush, and friction plate industries.

Testing of the Company’s high purity crystal graphite in the bi-polar plate sector has been conducted since January 2001, with favourable results to date.  Since May of 2001, the Company has entered into an agreement to supply the graphite requirements to a manufacturer of bi-polar plates.  Many variable sized samples have been shipped to potential customers, along with actual minor revenue shipments.

Principal Products

The Company's material product is an industrial mineral known as "flake graphite".  The graphite was formed by carbon-containing limestone, which was deposited in shallow waters, which ultimately became buried many kilometres below surface(1).  Heat, pressure and time caused the re-crystallization of the carbon into coarse graphite flakes contained within limestone-now metamorphosed into marble and calc-silicate gneiss.  Geological forces eventually pushed the graphite containing formations back to the surface where they are today exposed.  Substantial drilling over a limited area has defined several million tonnes with much more obviously exposed at surface.  It is expected that little over-burden will have to be removed in order to quarry the initial graphite containing ore.  For the initial years of quarrying, drilling and blasting will not be required as the marble and calc-silicate has been decrepitated for many metres below surface by erosional forces and can be easily loaded into trucks by excavators.

For usage and marketing, graphite is divided into amorphous or microcrystalline, crystalline vein, and crystalline flake.  These are distinctions only on the size and packing of the crystals.  Very high purity graphite can compete with artificial graphite for high-end usage.

Graphite is essential for modern industry.  The largest use of natural graphite is in the following refractory uses: bricks, crucibles, shrouds, parts, and plastic.  It is a dry lubricant that has high electrical and heat conductivity, which is slow to burn and retains its strength at high temperatures.

Technology impacts the graphite market in three areas.  First, traditional uses require higher-grade graphite to either increase product life span or quality.  Second, engineering is allowing for the use of finer, higher-grade graphite to replace the large, less pure graphite.  Finally, the markets for products that require high-grade graphite are themselves increasing.

(1) Barrett E.G. Sleeman, E.M., P. Eng., Memorandum Re “Summary – Black Crystal Graphite”, July 13, 1998.

Figure 1

Crystal Graphite Corporation

Black Crystal Project Location

The end product quality is becoming critical for many graphite uses including steel, refractory bricks, and other traditional consumers.  This has caused a recent trend toward the use of higher quality graphite.  Contaminates in graphite added to steel as a carbon source play significant roles in the quality of that steel.  This has forced premium steel producers to use higher carbon content graphite.  The same is true for electrodes and batteries.  The higher graphite contents last longer and have better thermal and electrical conductivity.

Recently, a high-pressure technique has been developed that allows the use of smaller graphite flake for the production of many graphite parts such as electrodes.  However, these flakes must be of high quality in terms of grade and expandability.  Since these smaller flakes have traditionally been cheaper refractory blocks, longer life can be made for the same cost as the larger, more impure graphite and with longer life spans.

With respect to competition from artificially manufactured graphite, because the starting point for this product is petroleum, the final product is inherently more costly.  In addition, the final product, while chemically fairly pure, is a great deal inferior physically despite extensive research to alleviate the problem.  Artificially manufactured graphite is more porous, has smaller flakes and contains considerable undesirable non-graphite carbon.  Products which use this material suffer accordingly in quality, and thus it is expected that major consumers of the end product would readily switch to natural high physical and chemical quality graphite if it were available, which it is currently not, in any sizable quantity.

There has been much work done on the metallurgy of the Company's deposit utilizing part of the bulk sample taken in the years 1997, 2000, and 2001 at a pilot plant located 150 kilometres from the site, at Kelowna, B.C., at the IME laboratory at Kelowna, B.C., and at the Company’s pilot plant.  A very pure (plus 97%) product has been produced of coarsely crystalline flake graphite, which indicates that a highly marketable product can be produced with off-the-shelf plant equipment.  Even higher purities (98.5% and 99.5%) have been achieved.

In summary, the extensive work to date gives the Company a degree of confidence that with the quarrying of a relatively small 180,000 tonnes per year of graphitic material, the plant, once fully equipped, should initially produce approximately 5400 tonnes per year of high quality graphite product.  The processing plant has been designed for phased production levels so that the produced product matches the marketing demand thus reducing the Company’s capital risk.

Market research indicates that this product should gross in the area of $1,400 to $2,700 USD per tonne (the Company has sold graphite as high as $2,500 USD per tonne to date).  Total production cost is estimated to be in the order of $800 USD per tonne for a potential profit of + $1000 USD per tonne of graphite. The selling price could be higher if current trends continue and higher still if the graphite is manufactured locally into simple end products such as graphite salt or thin graphite sheets, both of which have extensive end uses.  The Company anticipates that the plant will be easily expandable in the future for the Black Crystal Property’s deposit, thereby giving this project positive market appeal.  Plant capacity could have an upper limitation of 500,000 tonnes of feed per year because of winter weather and road traffic congestions.  A recent graphite discovery adjacent to the processing plant may have the possibility of increasing this production level if proven economic.

Graphite Salt and Graphite Foil

Graphite salt is a simple acidification or alkalising of coarse flake graphite with either mineral acid or sodium hydroxide chemically introduced water molecules between the molecular layers of graphite to form graphite salt.  This change in molecular structure allows the graphite to exfoliate, i.e., the layers expand voluminously on heating due to the vaporization, expansion and expulsion of the inter-layered water.

Graphite salt expands like popcorn when exposed to heat, which makes it an excellent fire retardant due to its rapid expansion when exposed to heat.  This actually inhibits the spread of fire.  It can be added to paints and can replace asbestos.

The exfoliated graphite has exceptional insulating properties as is and furthermore, it can be recompressed to form graphite sheet or foil for use as gaskets, with insulating and high temperature “high tech” applications.

Administration

During the period September of 2001 to August of 2002 the average monthly administration costs are approximately $ 123,176 and the total administration costs were $ 1,478,107.

The average monthly administration costs were as follows:

Category	Monthly Cost (Approximate)
Wages, benefits and subcontractors:	$34,224
Legal	$29,183
Marketing:	$13,642
Travel:	$11,365
Shareholder Information and Investor Relations:	$10,217
Audit and accounting:	$7,403
General and Administrative:	$7,202
Occupancy costs:	$5,007
Transfer Agent fees:	$3,071
Amortization:	$709
Advertising and promotion:	$542
Listing and filing fees:	$538
Automobiles:	$40
Consulting fees:	$33

Total:	$123,176

Variations in the administration costs are mainly due to increases in wages and benefits, professional fees (legal and auditing), shareholder communication and regulatory compliance.

Environmental Regulation

The Company is subject to the following environmental regulations set out by the Ministry of Energy, Mines and Petroleum Resources, Land Management and Policy Branch – Kootenay Division:

·

Mass Wastings & Surface Erosion

·

Roads & Bridges

·

Slope and terrain stability

·

Northern Goshawk Nesting Site

·

Deer Winter Range

·

Impact on Bears

·

Traffic Management

·

Environmental Monitoring

·

Reclamation Program

·

Re-vegetation and Use of Suitable Growth Medium

·

Watercourses

·

Trenches

·

Drilling & Major Excavations

·

Disposal of Fuels & Toxic Chemicals

·

Safety Provisions

·

Monitoring Programs set in place to ensure that the above regulations are being met

The Company was required to meet the above criteria before being issued a Mineral Exploration Reclamation Permit on June 15, 1995.  The Company remains in compliance of the relevant environmental regulations.

The Company’s future operations may be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  The Company is unable to predict the likelihood of new regulations and their overall effect on the Company.  The Company’s policy is to meet those standards set out by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

C.

Organizational Structure

D.

Property, Plants and Equipment

Office Space

The Company utilizes about 1,441 square feet of office space in Vancouver, British Columbia, under an office lease for a term expiring on November 13, 2003.  The landlord is Bank Vontobel AG.  The Company’s monthly rent in 2002 was $4,847.89.  In addition, the company has a 580 square foot operations office adjacent to its pilot plant site.

Mineral Property

The Black Crystal Graphite Project consists of 7,900 hectares (19,520.9 acres) of claims held by the Company in the regional deposit area. The deposit of present focus (Molly 1 to 4) is located approximately three kilometres south of the Valhalla Wilderness Provincial Park boundary and between Arrow Lake and Slocan Lake northwest of the City of Nelson in the West Kootenay District in the Province of British Columbia.

The Company has finalizing tenure for a two square kilometre mineral lease where its graphite material beneficiation (flotation) plant, office, and related structures are located. This location is near the boundary of Koch Creek and the Little Slocan River, 29 kilometres from the Black Crystal Property and 14 kilometres from Provincial Highway 6 and the nearest settlement of Passmore.  The Company has gone through the application stages for converting the Molly 1 to 4 claims into a mineral lease.  Both mineral leases were issued during June 2002.

The following table lists all current claims held by the Company:

Claim Name	Tenure Number	Claim Type	Units	Number of Hectares
Molly 1	305145	2POST	1	25
Molly 2	305146	2POST	1	25
Molly 3	305147	2POST	1	25
Molly 4	305148	2POST	1	25
PB - 1	318625	4POST	20	500
PB – 2	318626	4POST	20	500
PB – 3	318627	4POST	20	500
PB – 4	318628	4POST	20	500
PB - 5	371670	4POST	20	500
PB - 6	371671	4POST	20	500
PLANT #1	387588	4POST	4	100
PLANT #2	387589	4POST	4	100
PLANT #3	388758	4POST	5	150
MILL #10	384444	2 POST	1	25
MILL #12	384446	2 POST	1	25
MILL #13	384447	2 POST	1	25
MILL #14	384448	2 POST	1	25
MILL #15	384449	2 POST	1	25
MILL #16	384450	2 POST	1	25
MILL #17	385662	2 POST	1	25
MILL #18	385663	2 POST	1	25
MILL #19	387969	4POST	20	500
MILL #20	385970	4POST	20	500
MILL #21	385971	4POST	20	500
MILL #22	385972	4POST	16	400
MILL #23	385973	4POST	20	500
MILL #24	385974	4POST	18	450
MILL #25	388759	4POST	20	500
MILL #26	388760	4POST	20	500
MILL #27	388761	4POST	14	350
MILL 9R	389737	2POST	1	25
MILL 11R	389738	2POST	1	25

With respect to government regulation, the Company’s activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment.  However, the Company is not aware of any material environmental constraint affecting it that would preclude the economic development or operation of the Company’s property.

Plants

As of August 31, 2001 a 4000 square metre pilot plant with flotation equipment and related in-place infrastructure was producing graphite concentrate.  This plant has been upgraded to produce a 98% to 99% fixed carbon graphite at various size fractions.  The plant includes product standard and column flotation cells, a large rod mill, leach tank, filtering system, dryers, large table, storage hoppers, and a bagging machine.  With the addition of more personnel, dryers, leach tanks, building expansion, and continuous shifts, the plant is estimated to reach a maximum production rate of 180,000 tonnes per annum.  A laboratory has been operational since June 30, 2001.  Adjacent to the plant is a settlement pond and a tailings disposal area, which have received the appropriate permits for the project. To date, most tailings have been used for road material and concrete.

The infrastructure in-place was inadequate at the end of August 2000.  As of August 30, 2002, all infrastructure is operational which includes:

1)

upgraded 14 km access road from the Provincial Highway 6;

2)

spring and well water;

3)

electrical power from a 63 kv powerline with diesel generated backup power;

4)

radio and telephone communications; and

5)

first-aid, showering, septic systems, office and lunchroom facilities.

The plant feed stockpile has been increased from August 31, 2000 to November 30, 2002 from 6000 tonnes to 23,000 tonnes.  This feed has been screened into three size fractions: +6 inch, -6 inch +1/4 inch; and – 1/4 inch and is located adjacent to the plant.  To date, 2850 tonnes of feed has been processed.

Equipment

The Company’s mobile fleet includes:

1 - Caterpillar 235C excavator

1 - Caterpillar 980 front end loader

1 - Ambulance

1 - Ford 150 4x4

1 - GMC Suburban

1 - Ford loader

1 - Industrial forklift

1 –GMC 15ton capacity dump truck

1 - Sand truck

1 – Product forklift

The Company presently has its required equipment for the first two years of operation.

The Company’s plant contained 100% of the equipment needed as a pilot plant as of August 31, 2002.  The Company is modifying the process system to improve productivity.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

U.S. and Canadian GAAP Differences

The financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with those of the U.S., except as disclosed in Note “16” to the audited financial statements of the Company for the years ended August 31, 2002 and 2001.

B.

The Company

Year ended August 31, 2002 compared with the year ended August 31, 2001

Liquidity and Capital Resources

Cash decreased by $3,768,406 in the fiscal year 2002 and resulted in a cash balance of $171,182 at August 31, 2002, as compared to $3,939,588 at August 31, 2001.  The August 31, 2002 cash balance does not include the following: Goods and Services Tax and other tax recoverable in the amount of $233,763 (subsequently received), B.C. Mineral Exploration Tax Credit receivable in the amount of $323,087 (expected in the new year), or the cash amount of $390,000 invested in a term deposit and pledged in a Safekeeping Agreement with the Ministry of Employment and Investment, Energy and Minerals Division for a reclamation bond.

There were no financing activities, share purchase warrants or incentive stock options exercised during the 2002 fiscal period.

Investing activities in fiscal 2002 required $2,459,514 as compared to $5,220,702 in fiscal 2001.  Expenditures in 2002 included $1,264,479 in mineral property costs, as compared to $4,112,993 for fiscal 2001, and capital assets in the amount of $382,323 for fiscal 2002 as compared to $1,086,822 for fiscal 2001.  The major portion of expenditures spent in fiscal year 2001 were due to the construction of the processing plant and further exploration on the project.  The fiscal year 2002 costs were considerably less where the major expenditures were due to the ongoing maintenance and modifications to the processing plant.

Results of Operation

The Company incurred a net loss of $1,913,120 for the year ended August 31, 2002, as compared to a net loss of $2,379,069 for the year ended August 31, 2001.  The loss was a result of the capital development of the Black Crystal Project and the costs incurred in legal and audit fees which substantially increased because of the legal action in the U.S. and the resulting difficulty with the TSX Venture Exchange.  Legal expenses were $350,190 for the year ended August 31, 2002, as compared to $161,883 for the year ended August 31, 2001.  Accounting and audit fees were $88,832 for the year ended August 31, 2002, as compared to $8,187 for the year ended August 31, 2001.

A one time expenditure of $115,164 was paid to AMEC E&C Services Limited for a technical report on our Black Crystal Project which is capitalized in Mining Engineering and Planning in the Schedule of Mineral Property Costs.  This project was originally commissioned to assist the Company in verifying the project and development to the TSX Venture Exchange.  Subsequent, events have proven that the report did not assist our relationship with the TSX Venture Exchange, although it has proven valuable when dealing with knowledgeable readers in the industry and complies to the National Instrument 43-101 disclosure rules introduced in February 2001 by the Canadian Securities Administrators.

The Company was also compelled to invest $390,000 cash in a reclamation bond as a requirement of our mining permit.

Research and Development, Patents and Licenses, etc.

For the year ended August 31, 2002 and up to January 31, 2003 collectively, the Company did not incur any expenditures relating to either patent and/or license development or filings.

Trend Information

An International Marketing Team was initiated to determine:

·

The range of graphite able to be produced from the deposit

·

The demand for graphite in the markets of Japan, USA and Asia

·

The range of graphite purchased, the sources of supply and quality demanded for each grade of graphite

·

The likely prices of each grade of graphite

·

Competitor analysis

·

A marketing matrix

The demand for graphite is growing, especially in the aerospace industry and the automobile industry where the advent of fuel cells should dramatically increase the demand for graphite.

Most of the projected increase in demand for graphite will be in the high tech sector where high purity and stringent specifications are required.

Prices ranging from US$1,000-US$4,000/tonne can be expected for high purity graphite (99% purity and -50 to +150 mesh flake size).

Most of the marketing efforts are now being directed to resolving the future of graphite in bi-polar plates and to researching the alternatives now being considered.  To this end, fuel cell manufacturers and bi-polar plate manufacturers are continually visited to ascertain the demand of natural graphite polar plates.

A similar approach is being taken with a Japanese manufacturer of lithium ion batteries, who is researching alternatives to graphite based anode materials.

The continuing operations of the Company are to commence profitable operations during year 2004.

Year ended August 31, 2001 compared with the year ended August 31, 2000

Liquidity and Capital Resources

Cash decreased by $5,302,253 in fiscal 2001 and resulted in a balance of $3,939,588 at August 31, 2001, as compared to $9,241,841 in fiscal 2000.

Financing activities in fiscal 2001 raised $576,793 through the exercise of share purchase warrants and stock incentive options.  This compares to financing activities in 2000 of $10,473,284 which consisted of $9,552,598 from the major transaction with KAK Investments Inc. and $920,686 from the exercise of stock options, exercise of warrants and debt settlement inclusive.  During fiscal 2001, the remaining portion of the debenture, including interest was paid in full of $31,641.

Investing activities in fiscal 2001 required $5,220,702 as compared to $459,412 in fiscal 2000.  The investing activities in fiscal 2001 included $100,000 as a part of the property purchase agreement for the Black Crystal Project and $1,086,822 for capital assets such as the pilot plant and associated machinery.

The Company’s capital budget for fiscal 2002 is $641,158.

Results of Operation

The Company incurred a net loss of $2,379,069 for the year ended August 31, 2001, as compared to a net loss of $273,947 for the year ended August 31, 2000.  This increased loss was a result of the development of the Black Crystal Project and the cost incurred in the investigation of resources based opportunities, for a total $1,836,777.  Pilot plant testing began in August 2001 and no operating revenue was recorded as the Black Crystal Project is in the pre-production and development phase of work.  Interest income in fiscal 2001was $325,868 compared to an interest expense of $6,723 in fiscal 2000.  The increase is due to a higher cash balance.  The Company's administrative expenses were $704,902 in fiscal 2001 as compared to $145,897 in fiscal 1999.  The increase is a result of the Company's activities at the Black Crystal Project which required additional supervision and associated market research.

In fiscal 2001, the Company spent $2,276,216 at the Black Crystal Project.  This compares with $448,428 that was spent in fiscal 2000.  At the beneficiation plant and quarry operation, expenditures of $1,482,479 were made in fiscal 2001.  In fiscal 2000, no significant expenditures were made towards the capital assets of the Company.  Exploration expenditures consisting of 2,744 metres of drilling and 176 excavated trenches at the Black Crystal Project in fiscal 2001 were $419,881.  General exploration expenses which included prospecting and additional claim staking to cover extensions of the mineralized horizon to the south of the Black Crystal Project were $288,209 in fiscal 2001.  Exploration expenditures at the Black Crystal Project in fiscal 2000 were $91,178 and the increase in fiscal 2001 over that from the previous year is a reflection of the systematic program designed to increase the confidence level of the project resources as well as evaluate other prospective graphite occurrences on the Company's land holdings. All of the mineral claims owned by the Company are in the Black Crystal Project area and in aggregate, total 4,560 hectares.

Research and Development, Patents and Licenses, etc.

For the year ended August 31, 2001 and up to January 31, 2002 collectively, the Company did not incur any expenditures relating to either patent and/or license development or filings.

Trend Information

An International Marketing Team was initiated to determine:

·

The range of graphite able to be produced from the deposit

·

The demand for graphite in the markets of Japan, USA and Asia

·

The range of graphite purchased, the sources of supply and quality demanded for each grade of graphite

·

The likely prices of each grade of graphite

·

Competitor analysis

·

A marketing matrix

The demand for graphite is growing, especially in the aerospace industry and the automobile industry where the advent of fuel cells should dramatically increase the demand for graphite.

Most of the projected increase in demand for graphite will be in the high tech sector where high purity and stringent specifications are required.

Prices ranging from US$1,000-US$4,000/tonne can be expected for high purity graphite (99% purity and -50 to +150 mesh flake size).

Most of the marketing efforts are now being directed to resolving the future of graphite in bi-polar plates and to researching the alternatives now being considered.  To this end, fuel cell manufacturers and bi-polar plate manufacturers are continually visited to ascertain the demand of natural graphite polar plates.

A similar approach is being taken with a Japanese manufacturer of lithium ion batteries, who is researching alternatives to graphite based anode materials.

The continuing operations of the Company are to commence profitable operations during year 2004.

Year ended August 31, 2000 compared with the year ended August 31, 1999

Liquidity and Capital Resources

The funds from the issuance of share capital in 2000 was $10,473,284 (includes shares issued for settlement of debt) whereas the funds for 1999 was $466,462. The increase was the result of the company raising more funds via private placements and exercise of warrants in 2000 of $9,968,098 compared to $416,462 in 1999.  The increase was attributed to a single private placement of $9,649,798 during 2000.  The principal and interest accrued on debentures payable were paid except for $31,641 compared to the principal and interest accrued on debentures payable in 1999 were $506,688.

Results of Operations

The overall loss in 2000 decreased to $273,947 from $390,509 in 1999 mostly the result of the lack of funding and activity on the property until the last quarter of the fiscal year.  The professional fees decreased to $37,567 in 2000 compared to $63,888 in 1999 because the company was not active due to lack of funding until the last quarter of the fiscal year. The shareholder information costs of $7,515 in 2000 compared to $22,425 in 1999 was mostly the result of curtailing the dissemination of information due to lack of funds and project activity. The amortization in 2000 loss was $1,264 compared to $84,442 in 1999 which resulted in an decrease of $83,178. The professional fees and shareholders information accounted for $41,231 of this decrease.  The results of a private placement completed in August 2000 increased the cash position in the Company by $9,234,744 to a total of $9,241,841 in 2000 compared to $7,097 in 1999.  As the result of the private placement, the Company was able to decrease the Current Liabilities by $578,659 to $68,605 in 2000 compared to $647,264 in 1999.

Research and Development, Patents and Licenses, etc.

For the year ended August 31, 2000 and up to June 30, 2001 collectively, the Company did not incur any expenditures relating to either patent and/or license development or filings.

Trend Information

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director/ Officer of the Company Since	Number of Shares of the Company Beneficially Owned, Controlled or Directed(1)
Gordon J. Sales Vancouver, British Columbia, Canada President, CEO and a Director of the Company	Businessman, Self-Employed Investor	President since December 1999 Director since October, 1998	945,500
Richard J. Ivy(2) Pittsburg, PA USA Director of the Company	Self-Employed Businessman	July 04, 2000	Nil
Geoffrey R. Caine Vancouver, British Columbia, Canada Director of the Company	Retired Businessman	January 18, 1996	435,477
Barrett Sleeman Vancouver, British Columbia, Canada Director of the Company	Self-Employed Professional Engineer	March 18, 1999	144,700

Edward J. Nunn(3) Nelson, British Columbia, Canada Chief Operating Officer	Professional Mining Engineer	January 9, 2002	Nil
Lana Bea Turner Vancouver, British Columbia, Canada Secretary and Chief Financial Officer	Accounting Previously held Secretary (Officer) with Promax Energy Inc. from 1993 to 2000	March 3, 2000	Nil

Notes:
(1)	These figures are as of August 31, 2002
(2)	Mr. Richard Ivy was appointed a Director of the Company on July 4, 2001.
(3)	Mr. Edward Nunn was appointed the Chief Operating Officer on January 9, 2002.

The following are brief profiles of the Directors and Executive Officers of the Company:

·

Mr. Gordon Sales (age 65) is the President, CEO and a Director of the Company devoting 100% of his time to the business of the Company.  Mr. Sales has a strong background in the wholesale/retail industry, building supply operations, distributor and dealer of truck parts, wood chips export and commercial real estate development with budgets ranging from $10-180 million.

·

Mr. Geoffrey R. Caine (age 81) is a Director of the Company.   Mr. Caine was involved in the lumber industry for 50 years and retired in 1997.

·

Mr. Barrett Sleeman (age 62) is a Director of the Company.  Mr. Sleeman is a self-employed Professional Engineer who has been involved in numerous public companies and projects that were located in Asia globally.

·

Mr. Richard Ivy (age 55) is a Director of the Company since July 4, 2001.  Mr. Ivy has approximately 25 years in management and operations of sales of noble alloys, ferroalloys and other processed minerals.  From 1989 to 1996, he occupied senior positions with BHP Trading Inc. and Placer Sales, Inc. and from 1995 to the present has been President and owner of United Mineral Resources Inc. which had revenues of $13,000,000 in the latest year through presentation of major producers specializing in such products as vanadium pentoxide, ferrovanadium, molybdenum oxide and other specialty products.

·

Mr. Edward J. Nunn (age 56) is the Chief Operating Officer of the Company.  Mr. Nunn was appointed on January 9th, 2002 devoting 100% of his time to the business of the Company.  Mr. Nunn has worked around the globe for several other mining companies, staying several years at each project.

·

Ms. Lana B. Turner (age 48) is the Secretary and CFO of the Company.   Ms. Turner was appointed Secretary of the Company on March 3, 2000 and appointed Chief Financial Officer of the Company on July 19, 2002, devoting 100% of her time to the business of the Company.  Ms. Turner worked part-time for the Company since June 1999 and was awarded a full time contract on July 1, 2000.  Ms. Turner has worked as an accountant and did corporate filings for several reporting companies over the past twenty years.

Aggregate Ownership of Securities

There are presently an aggregate of 1,525,677 common shares of the Company owned by all of the Directors, Officers and promoters of the Company representing 6.82% of the total issued and outstanding common shares of the Company.

Other Reporting Issuers

The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within five years prior to the date of this Annual Report:

Member	Position with Other Reporting Issuer
Gordon J. Sales	Nil
Lana Bea Turner	Secretary of Promax Energy Inc. – resigned in March of 2000
R. Geoffrey Caine	Served as a Director of Quinto Mining Corporation from 1994 to 1998.
Barrett Sleeman	Currently, Director of Able Auctions and Dexpon Technologies Served as President & a Director of Java Corporation until April of 1999
Richard Ivy	Nil
Edward Nunn	Nil

Individual Bankruptcies

Except for Mr. James Conroy who resigned as a Director of the Company on July 4, 2001, none of the Directors, Officers, promoters or members of management of the Company have, within the five years prior to the date of this Annual Report, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Mr James Conroy, was named individually, along with fifteen other individuals and corporations, which includes the Company, KAK Investments, Inc. and Kristyn B. Zylka, the beneficial owner of KAK Investments, Inc., as defendants in a lawsuit by the trustee in bankruptcy for Evergreen Security Ltd. Situate in Orlando, Florida.  See Item 4 “Legal Proceedings and Stand-Still Arrangement” for more detailed information.

Conflicts of Interest

Some of the Directors and Officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the Directors and Officers of such judgement as is consistent with their fiduciary duties to the Company which arise under British Columbia and Canadian corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Company.  All conflicts of interest will be resolved in accordance with the appropriate business corporation statute.  Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the Company and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

Other Information

There are no family relationships between any of the Directors or Officers of the Company.  The approximate percentage of business time that each Director and Officer will devote to the Company’s business is as follows:

Name	Percentage of Time
Gordon Sales	100%
Geoffrey R. Caine	5%
Barrett Sleeman	5%
Richard Ivy	25%
Lana Bea Turner	100%
Edward Nunn	100%

B.

Compensation

The Company’s Executive Compensation

The Company’s fiscal year end is the 31st day of August.

Pursuant to Form 41 of the Securities Rules (British Columbia), the Company is a “small business issuer”, which is defined as a company that:

·

had revenues of less than $25,000,000 in its last completed financial year;

·

is not a non-redeemable investment fund or mutual fund;

·

has a public float of less than $25,000,000; and

·

if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created three Executive Offices, namely that of President, Secretary, and CEO.  In this regard the Company’s named Executive Officers (collectively, the “Named Executive Officers”) are as follows:

Gordon Sales – Mr. Sales was appointed the President and CEO of the Company on December 9, 1999 and served as a Director since October, 1998.

Edward Nunn – Mr. Nunn was appointed the Chief Operating Officer of the Company on January 9, 2002.

Lana Bea Turner – Ms. Turner was appointed the Secretary of the Company on March 3, 2000 and appointed the Chief Financial Officer of the Company on July 19, 2002.

For the purpose of this Annual Report, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

“Equity security” means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

“Option” means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

“LTIP” means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company’s securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

“SAR” means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company’s Named Executive Officers during the fiscal year ended August 31, 2002:

Summary Compensation Table Annual Compensation Long-Term Compensation
Name and Principal Position(1)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Gordon Sales President, CEO and a Director	2002 2001 2000	132,000 22,000 Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil 200,000	Nil Nil Nil
Lana Bea Turner Secretary and CFO	2002 2001 2000	49,920 48,320 29,800	500 Nil Nil	Nil Nil Nil	20,000 50,000 20,000	Nil Nil Nil
Edward Nunn Chief Operating Officer (2)	2002	88,000	Nil	Nil	Nil	Nil

Notes:
(1)	Refer to the disclosure found above the Summary Compensation Table hereinabove for a detailed description of the Company’s Named Executive Officers.
(2)	Mr. Edward Nunn was appointed as the Chief Operating Officer on January 9, 2002.

The Company anticipates that compensation will be provided by the Company during the Company’s next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

Long-term Incentive Plans – Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

On October 29, 2001 the Company revised existing stock options and granted additional options to purchase common stock of the Company as follows

Name	Number of Options Granted	Exercise Price	Expiry Date
Gordon Sales	200,000	$0.68	October 29, 2006
Lana B. Turner	20,000	$0.68	October 29, 2006
Paul Bucher	25,000	$0.81	May 23, 2006
Richard J. Ivy	50,000	$1.08	August 13, 2006
Gordon J. Sales	200,000	$0.68	October 29, 2006
Lana Bea Turner	20,000	$0.68	October 29, 2006
Geoffrey Caine	50,000	$0.68	October 29, 2006
Ernest Resources Ltd (1)	50,000	$0.68	October 29, 2006
Richard J. Ivy	50,000	$0.68	October 29, 2006
Edward J. Nunn	100,000	$0.68	October 29, 2006
Edward J. Nunn	100,000	$0.68	October 29, 2006
Lana Bea Turner	50,000	$0.68	October 29, 2006
Geoffrey Caine	50,000	$0.68	October 29, 2006
Ernest Resources Ltd. (1)	50,000	$0.68	October 29, 2006
Diana Morton	50,000	$0.68	October 29, 2006
Sheila Street	50,000	$0.68	October 29, 2006
Vic Learmonth	50,000	$0.68	October 29, 2006
Paul Boucher	25,000	$0.68	October 29, 2006
Aaron Zukowski	50,000	$0.68	October 29, 2006

Notes:

(1)

Ernest Resources Ltd., is controlled by Mr. Barrett Sleeman, a director of the Company.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of the Company’s Directors

For the Company’s most recently completed fiscal year:

(a)

no compensation of any kind was accrued, owing or paid to any of the Company’s current Directors for acting in their capacity as such;

(b)

no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company’s current Directors for acting in their capacity as such;

(c)

no compensation of any kind was accrued, owing or paid to any of the Company’s current Directors for services rendered to the Company as consultants or experts;

(d)

no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company’s current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts;

(e)

no SARs or LTIPs were outstanding or in effect in favour of any of the Company’s Directors; and

(f)

there were Options which were outstanding and in favour of certain Directors of the Company who are not also Named Executive Officers of the Company as set out in the options table above.

No directors have received any compensation other than option grants and travelling expenses.

C.

Board Practices

The Board of Directors meet quarterly to set policy and review the progress as well as review and approve budgets and expenditures.

The Company

The following is a list of the appointment dates of the current Directors and Executive Officers of the Company:

Director and Officer	Position with the Company
Gordon Sales:	President, CEO and a Director appointed on December 9, 2000 as President and October 18, 1998 as Director.
Geoffrey R. Caine:	Director appointed on January 18, 1996.
Barrett Sleeman:	Director appointed on March 1999.
Richard Ivy	Director appointed on July 4, 2001.
Edward J. Nunn	Chief Operating Officer appointed on January 9, 2002.
Lana Bea Turner:	Secretary appointed on March 3, 2000 and CFO appointed on July 19, 2002.

The Directors of the Company are elected by the shareholders at each annual general meeting of the Company, or, in the event of a vacancy, they are appointed by the Board of Directors then in office, to serve until the next annual general meeting of the Company or until their successors are elected and ratified.

The Company’s executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

D.

Employees

The Company has the following three full-time employees as of August 31, 2002:

Mr. Gordon J. Sales is the Company’s President, CEO and a Director and is responsible for the overall management and administration of the Company.

Mr. Edward J. Nunn is the Company’s Chief Operating Officer and General Manager is responsible for the production of the quarry and plant on our graphite deposit as well as assist the President in the overall management and administration of the Company.

Ms. Lana Bea Turner, is the Company’s Office Manager, Principal Financial Officer, Bookkeeper, Corporate Filing and receptionist services to the Company.

In addition to these employees, the Company also has a metallurgist and geologist engineer that it regularly uses as consultants on an “as needed” basis.

E.

Share Ownership

Directors and Officers

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

Name	Office	Number of Shares (1)
Gordon Sales	President, CEO and a Director	945,500
Geoffrey R. Caine	Director	435,477
Barrett Sleeman	Director	144,700
Richard Ivy	Director	Nil
Lana Bea Turner	Secretary and CFO	Nil
Edward Nunn	Chief Operating Officer	Nil

Note:

(1)	These figures are as of August 31, 2002.

As a group the Directors and Executive Officers of the Company hold 1,525,677 common shares; which is 6.82% of the total amount of issued and outstanding common shares of the Company (see the section captioned “Options” hereinbelow for a detailed description of any and all Options held by the Directors and Executive Officers in and to the Company.

Public and Insider Ownership

The Directors, Officers and insiders of the Company hold an aggregate of 12,891,218 common shares of the Company on a non-fully diluted basis, being 57.67% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 9,463,496 common shares of the Company, or 42.33% of the then issued and outstanding common shares of the Company, assuming that no Warrants to acquire common shares of the Company are exercised.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of management of the Company, as at August 31, 2002 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Common Shares
CDS & Co.(1)	6,365,021(2)	28.47%
KAK Investments Inc. (2)(3)	11,365,541	50.84%

Notes:

(1)

The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.

(2)

This information was supplied to the Company by the Company’s registrar and transfer agent, Pacific Corporate Trust Company.

(3)

As of November 4, 2002, the trustee in bankruptcy for Evergreen Securities Ltd. became the legal and beneficial owner of the shares of common stock of the Company held in the name of KAK Investments, Inc.  See Item 4 “Legal Proceedings and Stand-Still Arrangement” for more detailed information..

All the shareholders of the Company have the same voting rights.

To the best of the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government except for KAK Investments, Inc., which owns 50.84% of the Company.  However, as of November 4, 2002, the U.S. Bankruptcy Court ordered that the trustee for Evergreen Securities Ltd. situated in Orlando, Florida, is the legal and beneficial owner of the shares of the Company held in the name of KAK Investments, Inc.

To the best of the Company’s knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company other than as stated in this Annual Report.

B.

Related Party Transactions

None of the current Directors or Officers of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either case, has or will materially affect the Company.

C.

Interests of Experts and Counsel

This section is not applicable to the Company.

ITEM 8 – FINANCIAL INFORMATION

A.

Financial Statements and other Financial Information

The audited financial statements for the Company for the fiscal years ending August 31, 2002, and 2001 form a material part of this Annual Report.  See Item “19” hereinbelow.

B.

Significant Changes

There have not been any significant changes in the Company since the date of the most recent interim financial statements other than those disclosed in this Annual Report.

ITEM 9 – THE OFFERING AND LISTING

A.

Offer and Listing Details

This Annual Report does not relate to any offering of the Company’s shares.

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2002(1)	Not Available	Not Available
2001	$1.70	$0.85
2000	$1.85	$0.25
1999	$0.90	$0.25
1998	$1.75	$0.30
1997	$1.70	$0.40

Notes:
(1)

The Company’s shares were cease traded by the British Columbia Securities Commission on January 25, 2002, for failure to timely file its financial statements.  At the Company’s annual general meeting on April 25, 2002, the shareholders agreed to not seek reinstatement of the Company’s shares on the TSX Venture Exchange at the Board of Directors discretion.  Effective on October 18, 2002, the Company voluntarily delisted its shares from the TSX Venture Exchange.

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
Aug. 31, 2002(1)	Not Available	Not Available
May 31, 2002(1)	Not Available	Not Available
Feb. 28, 2002(1)	Not Available	Not Available
Nov. 30, 2001(1)	Not Available	Not Available
Aug. 31, 2001	$1.55	$0.85
May 31, 2001	$1.35	$0.96
Feb. 28, 2001	$1.45	$0.89
Nov. 30, 2000	Not Available	Not Available
Aug. 31, 2000	$1.85	$0.91
May 31, 2000	$1.25	$0.61
Feb. 29, 2000	$0.85	$0.25
Nov. 30, 1999	$0.50	$0.30

Notes:
(1)

The Company’s shares were cease traded by the British Columbia Securities Commission on January 25, 2002, for failure to timely file its financial statements.  At the Company’s annual general meeting on April 25, 2002, the shareholders agreed to not seek reinstatement of the Company’s shares on the TSX Venture Exchange at the Board of Directors discretion.  Effective on October 18, 2002, the Company voluntarily delisted its shares from the TSX Venture Exchange.

The Company’s shares have not been listed and posted for trading on any market for the most recent six months.

B.

Plan of Distribution

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

C.

Markets

The Company’s shares were traded on the TSX Venture Exchange (the “TSX-V”) until January 25, 2002, at which time the Company’s securities were cease traded from the TSX-V for failure to timely file its financial statements.  At the Company’s annual general meeting on April 25, 2002, the shareholders agreed to not seek reinstatement of the Company’s shares on the TSX-V at the Board of Directors discretion.  Effective on October 18, 2002, the Company voluntarily delisted its shares from the TSX-V.  In addition, the Company’s share were listed for trading on the OTC Bulletin Board from March 21, 2000 to April 5, 2001 at which time the securities were delisted from the OTC Bulletin Board for failure to comply with the SEC reporting requirements due to the Company’s failure to timely file its Annual Report for the fiscal year ending August 31, 2000.  The Company is currently in the process of waiting for approval of its Form 15c-211 filed with the NASD in order to list and trade on the OTC Bulletin Board.

D.

Selling Shareholders

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

E.

Dilution

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

F.

Expenses of the Issue

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

ITEM 10 – ADDITIONAL INFORMATION

A.

Share Capital

This section is not applicable to the Company as this is an Annual Report.

B.

Memorandum and Articles of Association

Disclosure of Interest of Directors

A Director of the Company who is a party to a material contract or proposed material contract with the Company, or is a director of, or has a material interest in, any person who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided in the Company Act (British Columbia) (herein, only, the “Act”).  Except as provided in the Act, no such Director or Officer of the Company shall vote on any resolution to approve such contracts but each such director may be counted to determine the presence of a quorum at the meeting of Directors where such vote is being taken if provided for in the Articles of Association.

The Company’s Articles of Association provide as follows:

“11.5

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or transaction with the Company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Companies Act.  A director may vote in respect of any such contract or transaction with the Company in which he is interested and he shall be counted in the quorum present at the meeting at which such vote is taken if he attends such meeting whether or nor he votes.”

Shareholdings of Directors

The Company’s Articles of Association provide as follows:

“11.3

A director shall not be required to have any share qualification but any person not being a member of the Company who becomes a director shall be deemed to have agreed to be bound by the provisions of the Articles to the same extent as if he were a member of the Company.”

Rights, Preferences and Restrictions attaching to each class of shares

The common shares of the Company contain all the rights which include:

(a)

the right to vote at any meeting of shareholders;

(b)

the right to receive any dividend declared by the Company; and

(c)

the right to receive the remaining property of the Company on dissolution.

There are no restrictions on the transfer of the Company’s common shares.

Changing the Rights of Holders of the Company’s Stock

In order to change the rights of holders of the Company’s stock, the shareholders of that class of the Company’s stock must pass a special resolution by a majority of not less than three-quarters (3/4s) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Annual General Meetings and Extraordinary General Meetings

Annual General Meeting

Subject to the provisions of Section “146” of the Act, the annual general meeting of the shareholders shall be held on such day in each year and at such time as the Board of Directors may determine at any place within British Columbia, or at a place out of British Columbia the Registrar of Companies for British Columbia, on application made to the Registrar of Companies by a company, approves.

Notice

Subject to the provisions of Sections “143” of the Act, the Company’s Articles of Association provide as follows:

“8.3

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Part 18 hereof, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice thereof has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive such notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any such notice by, any of such persons shall not invalidate any proceedings at that meeting.”

“8.4

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting by unanimous consent in writing, and may give such waiver before, during or after the meeting.”

“8.5

Where any special business includes the presenting, considering, approving, ratifying or authorizing of the execution of any document, then the portion of any notice relating to such document shall be sufficient if the same states that a copy of the document or proposed document is or will be available for inspection by members at a place in the Province of British Columbia specified in such notice during specified business hours in any specified working day or days prior to the date of the meeting.”

Quorum

Subject to the provisions of Section “144” of the Act, the Company’s Articles of Association provide as follows:

“9.2

Save as otherwise herein provided a quorum for a general meeting shall be one member or a proxyholder representing one member personally present at the commencement of the meeting and holding or representing by proxy not less than one of the issued shares of a class of shares the holders of which are entitled to attend and to vote at such meeting."

Limitations on the right to own securities

There are no limits on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities.

C.

Material Contracts

During the preceding two years, the Company entered into the following material contracts:

1.

The Mineral Property Option Agreement between the Company, Mr. Paul Schiller and Black Crystal Industrial Mineral Inc. effectively dated May 17, 2000, whereby the Company received the exclusive right and option to earn the remaining 50% interest of the Black Crystal Property in which the Company already owns the other 50% interest, which agreement has been completed and the Company now owns 100% of the Black Crystal Property;

2.

The Employment Agreement between the Company and Lana Bea Turner dated July 1, 2000 whereby Ms. Turner will act as the Corporate Administrator for the Company in exchange for $48,000 per year plus certain bonuses and benefits; and, however, this agreement has expired;

3.

The Stand-Still Agreement between the Company and the Trustee for Evergreen Securities Ltd., dated November 23, 2001, whereby subject to the Company Board of Directors and regulator’s approval, the Company will appoint a nominee of the Trustee to the Board of Directors of the Company and negotiate an agreement providing for an option or right of first refusal to the Trustee permitting the Trustee to elect to purchase a pro rata portion of any future issuances of shares to permit the Trustee to elect to maintain the majority shareholding through the KAK Investments, Inc. stock.

4.

The Settlement Agreement between R. W. Cuthill, Jr., as Chapter 11 Trustee of the bankruptcy estate of Evergreen Security, Ltd. (the “Trustee”), and the Company, dated November 7, 2002, whereby the Trustee is entitled to retain the Evergreen Security, Ltd. ownership percentage as it exists from time to time by virtue of the Trustee having the right to purchase sufficient additional common shares or other voting shares in the capital of the Company from time to time upon the Company issuing additional common shares of securities convertible into common shares or other voting shares in the capital of the Company or taking any other step which might dilute the shareholding of Evergreen Security, Ltd. below the current ownership percentage.

D.

Exchange Controls

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.  See the section captioned “Taxation” hereinbelow.

There is no limitation imposed by Canadian law or by the Articles of Association or other charter documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada), as amended (the “Investment Act”).

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a “non-Canadian” as defined in the Investment Act, unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

An investment in common shares of the Company by a non-Canadian that is a “WTO investor” (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equalled or exceeded $218 million, the threshold established for 2001, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

An investment in common shares of the Company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets were $5.0 million or more, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment.

A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the common shares of the Company or acquired all or substantially all of the assets used in conjunction with the Company’s business. The acquisition of less than a majority, but one-third or more of the common shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the common shares.

The Investment Act would not apply to certain transactions in relation to common shares of the Company, including:

(a)

an acquisition of common shares of the Company by any person if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

E.

Taxation

The following comments summarize the material Canadian Federal Income Tax consequences for a shareholder of the Company who is a non-resident of Canada and was not previously a resident of Canada and who is a resident of the United States for income tax purposes.  These comments are intended to provide only a brief outline and are not a substitute for advice from a shareholder’s own tax advisor for the specific tax consequences to them as a result of their individual circumstances.  They do not anticipate statutory or regulatory amendments.

The provisions of the Income Tax Act (Canada), as amended (the “Tax Act”) are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention, 1980 (the “Convention”).

Under Article X of the Convention, dividends paid by Canadian corporations to non-resident U.S. shareholders are subject to a withholding tax of 15%.  The rate of withholding tax on dividends is reduced to 5% if the beneficial owner is a U.S. company, which owns at least 10% of the voting stock of the company paying the dividend.

A U.S. shareholder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market unless the share is “taxable Canadian property” to the shareholder thereof and the U.S. shareholder is not entitled to relief under the Convention.

A common share will be taxable Canadian property to a U.S. shareholder if, at any time during the 60 month period ending at the time of disposition, the U.S. shareholder or persons with whom the U.S. shareholder did not deal at arm’s length owned, or had options, warrants or other rights to acquire, 25% or more of the Registrant’s issued shares of any class or series.  In the case of a U.S. shareholder to whom common shares represent taxable Canadian property, tax under the Tax Act may be payable on a capital gain realized on a disposition of such shares in the open market.

The Convention gives protection to United States residents from Canadian tax on certain benefits derived from the alienation of property.  There is no protection for a gain on a disposition of shares the value of which is derived principally from real property in Canada.  The Company’s operations are such that the Company does not intend to hold real property in Canada.

Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extend to a “deemed disposition” under the Tax Act, including the “deemed disposition” arising from the death of a taxpayer.

The reader should be aware that the Company could be considered as a passive foreign investment company for United States federal income tax purposes.  Under section “1296” of the Internal Revenue Code of the United States, a foreign corporation is treated as a passive foreign investment company (a “PFIC”) if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.

Because the Company may have been a PFIC for its year ending August 31, 2002, and may have been a PFIC for some of its fiscal years ending before that date, each U.S. shareholder of the Company should consult a tax advisor with respect to how the PFIC rules may affect such shareholder’s tax situation.  In particular, a U.S. shareholder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund in the event the Company is a PFIC.  This might avoid adverse U.S. federal income tax consequences that may otherwise result from the Company should it be treated as a PFIC.

F.

Dividends and Paying Agents

This section is not applicable to the Company as this is an Annual Report.

G.

Statement by Experts

This section is not applicable to the Company as this is an Annual Report.

H.

Documents on Display

The above contracts respecting the Company may be inspected at the registered and records offices for the Company in the Province of British Columbia, located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5 for a period of 30 days following the filing of this Annual Report.

I.

Subsidiary Information

The Company does not have any subsidiaries.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company currently has no revenues.  All of the Company’s expenditures are in Canada, and accordingly the Canadian dollar is the functional currency.  The Company’s financial instruments are comprised of trade accounts receivables and payables which are subject to normal credit risks.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

This section is not applicable to the Company as this is an Annual Report.

B.

Warrants and Rights

This section is not applicable to the Company as this is an Annual Report.

C.

Other Securities

This section is not applicable to the Company as this is an Annual Report.

D.

American Depositary Shares

This section is not applicable to the Company as this is an Annual Report.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

This Annual Report does not relate to any offering of the Company’s securities.  Therefore, this section is not applicable to the Company.

ITEM 17 – FINANCIAL STATEMENTS

Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

These financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The significant differences between Canadian and U.S. GAAP are as follows:

(i)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report for U.S. GAAP purposes, therefore, the company’s mineral property costs have been written off in this note to financial statements.

(ii)

Under Canadian GAAP, the company was not required to record the effect of non-employee stock option based compensation expense in the financial statements until 1 September 2002.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the discount from market at the date the option is granted.

(iii)

Under U.S. GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

The audited balance sheet of the Company as at August 31, 2002 and 2001, the statements of shareholders’ equity, loss and cash flows for the three years ended August 31, 2002, 2001 and 2000 and cumulative from date of reorganization (August 31, 1994) to August 31, 2002, are attached hereto and form a material part of this Annual Report.

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – EXHIBITS

A.

Financial Statements

This Annual Report contains the following financial statements and information respecting the Company:

1.

Auditors’ Report for the Company’s financial statements for the period ended August 31, 2002 dated November 1, 2002.

2.

Balance Sheet for the Company dated August 31, 2002.

3.

Statement of Shareholders’ Equity for the Company for the years ended August 31, 2002, 2001 and 2000.

4.

Statement of Loss for the Company for the years ended August 31, 2002, 2001 and 2000, and cumulative from date of reorganization (August 31, 1994) to August 31, 2002.

5.

Statement of Cash Flows for the Company for the years ended August 31, 2002, 2001 and 2000, and cumulative from date of reorganization (August 31, 1994) to August 31, 2002.

6.

Notes to the Financial Statements for the Company.

B.

Exhibits

This Annual Report contains the following Exhibits respecting the Company:

4.        Material Contracts:

(a)

The Settlement Agreement between R. W. Cuthill, Jr., as Chapter 11 Trustee of the bankruptcy estate of Evergreen Security, Ltd. (the “Trustee”), and the Company, dated November 7, 2002, whereby the Trustee is entitled to retain the Evergreen Security, Ltd. ownership percentage as it exists from time to time by virtue of the Trustee having the right to purchase sufficient additional common shares or other voting shares in the capital of the Company from time to time upon the Company issuing additional common shares of securities convertible into common shares or other voting shares in the capital of the Company or taking any other step which might dilute the shareholding of Evergreen Security, Ltd. below the current ownership percentage.

CRYSTAL GRAPHITE

CORPORATION

(An Exploration Stage Company)

FINANCIAL STATEMENTS

31 AUGUST 2002

STALEY, OKADA & PARTNERS

Chartered Accountants

AUDITORS’ REPORT

To the Shareholders of Crystal Graphite Corporation:

We have audited the balance sheet of Crystal Graphite Corporation (An Exploration Stage Company) as at 31 August 2002 and 2001, the statements of shareholders’ equity, loss and cash flows for the three years ended 31 August 2002, 2001 and 2000 and cumulative from date of reorganization (31 August 1994) to 31 August 2002.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 31 August 2002 and 2001, the changes in shareholders’ equity, the results of its operations and its cash flows for the years ended 31 August 2002, 2001 and 2000 and cumulative from date of reorganization (31 August 1994) to 31 August 2002, in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Surrey, B.C.	STALEY, OKADA & PARTNERS
1 November 2002 (except as to Note 11 which is as of 19 November 2002)	CHARTERED ACCOUNTANTS

INDEPENDENT AUDITORS’ REPORT

To the Directors of Crystal Graphite Corporation:

We have audited the balance sheet of Crystal Graphite Corporation (An Exploration Stage Company) as at 31 August 2002 and 2001 and the statements of shareholders’ equity, loss and cash flows for the three years ended 31 August 2002, 2001 and 2000.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards for the years ended 31 August 2002 and 2001.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 31 August 2002 and 2001 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 31 August 2002, 2001 and 2000  and cumulative from date of reorganization (31 August 1994) to 31 August 2002, in accordance with Canadian generally accepted accounting principles.

Surrey, B.C.	STALEY, OKADA & PARTNERS
1 November 2002 (except as to Note 11 which is as of 19 November 2002)	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON

CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the financial statements.  Our report to the shareholders dated 1 November 2002 is expressed in accordance with Canadian reporting standards which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Surrey, B.C.	STALEY, OKADA & PARTNERS
1 November 2002	CHARTERED ACCOUNTANTS

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 1
Balance Sheet
As at 31 August
Canadian Funds

ASSETS	2002	2001
Current
Cash and term deposits	$171,182	$3,939,588
GST and other taxes recoverable	233,763	112,006
B.C. Mineral Exploration Tax Credit receivable	323,087	-
Accounts receivable and advances	6,008	7,467
Promissory notes receivable (Note 4)	-	81,640
Due from related parties (Note 9a)	-	118,262
Prepaid expenses and deposits	18,723	52,014
	752,763	4,310,977
Investments (Note 5)	6,876	400,000
Mineral Property Costs - Schedule (Note 6)	6,258,851	4,994,372
Capital Assets (Note 7)	1,454,483	1,304,698
Reclamation Bonds (Note 6b)	390,000	46,023
	$8,862,973	$11,056,070

LIABILITIES
Current
Accounts payable and accrued liabilities	$155,796	$435,773

Continued Operations (Note 1)
Commitments (Note 10)
Contingent Liability (Note 11)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 8)	17,894,782	17,894,782
Deficit - Statement 2	(9,187,605)	(7,274,485)
	8,707,177	10,620,297
	$8,862,973	$11,056,070

ON BEHALF OF THE BOARD:

   “Gordon J. Sales”   , Director

   “Geoffrey Caine”   , Director

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 2
Statement of Shareholders’ Equity
Canadian Funds

	Common Shares
	Number	Amount	Accumulated Deficit	Total
Balance - 31 August 1999	6,988,336	$6,844,705	$(4,621,469)	$2,223,236
Issuance of shares for:
- Private placement	6,550,000	4,192,000	-	4,192,000
- Exercise of options	280,000	151,200	-	151,200
- Exercise of warrants	288,000	167,100	-	167,100
- Settlement of debentures	841,982	505,186	-	505,186
Cancellation of escrow shares	(421,875)	-	-	-
Allotment of shares for:
- Exercise of options	180,000	97,200	-	97,200
- Exercise of warrants	6,645,541	5,360,598	-	5,360,598
Loss for the year	-	-	(273,947)	(273,947)
Balance - 31 August 2000	21,351,984	17,317,989	(4,895,416)	12,422,573
Issuance of shares for:
- Exercise of options	200,000	118,000	-	118,000
- Exercise of warrants	802,730	458,793	-	458,793
Loss for the year	-	-	(2,379,069)	(2,379,069)
Balance - 31 August 2001	22,354,714	17,894,782	(7,274,485)	10,620,297
Loss for the year	-	-	(1,913,120)	(1,913,120)
Balance - 31 August 2002	22,354,714	$17,894,782	$(9,187,605)	$8,707,177

Crystal Graphite Corporation (An Exploration Stage Company)			Statement 3
Statement of Loss
For the Periods Ended 31 August
Canadian Funds

	Cumulative From Date of Reorganization (31 August 1994) to 31 August 2002	2002	2001	2000

General and Administrative Expenses
Wages, benefits and subcontractors	$1,041,446	$410,687	$259,612	$92,011
Legal	647,301	350,190	161,883	30,544
Marketing	353,006	163,701	189,305	-
Travel	282,737	136,379	120,054	8,025
Shareholders’ information and investor relations	262,779	122,602	107,124	7,515
Accounting and audit	132,278	88,832	8,187	7,023
General and administrative	277,246	86,420	69,423	21,027
Occupancy costs	178,341	60,088	54,993	12,578
Transfer agent fees	73,045	36,854	15,850	4,356
Amortization	324,349	8,506	4,516	1,264
Advertising and promotion	18,725	6,507	2,436	-
Listing and filing fees	81,313	6,456	6,159	8,410
Automobiles	56,385	485	1,262	1,596
Consulting fees	118,230	400	89,330	-

Loss Before the Following	3,847,181	1,478,107	1,090,134	194,349
Write-down of investments (Note 4 and 5)	481,409	481,409	-	-
Write-off of exploration costs on outside properties and properties abandoned	1,836,777	-	1,836,777	-
Loss (gain) on sale of capital assets	(15,271)	(3,949)	-	704
Write-off of capital assets	32,633	-	29,335	3,298
Interest, net	(164,278)	(52,262)	(325,868)	6,723
Capital tax	33,381	19,028	14,353	-
Loss (gain) on foreign exchange	(206,002)	(9,213)	(265,662)	68,873
Loss for the Period	$5,845,830	$1,913,120	$2,379,069	$273,947

Loss per Share - Basic and Diluted		$0.09	$0.11	$0.03

Crystal Graphite Corporation

(An Exploration Stage Company)

Statement 4

Statement of Cash Flows

For the Periods Ended 31 August

Canadian Funds

Cash Resources Provided By (Used In)	Cumulative From Date of Reorganization (31 August 1994) to 31 August 2002	2002	2001	2000
Operating Activities
Loss for the period	$(5,845,830)	$(1,913,120)	$(2,379,069)	$(273,947)
Items not affecting cash
Write-down of investments	481,409	481,409	-	-
Write-off of exploration costs on outside properties and properties abandoned	1,836,777	-	1,836,777	-
Loss (gain) on sale of capital assets	(15,271)	(3,949)	-	704
Write-off of capital assets	32,633	-	29,335	3,298
Amortization	324,349	8,506	4,516	1,264
	(3,185,933)	(1,427,154)	(508,441)	(268,681)
Investing Activities
Mineral property costs	(7,761,627)	(1,264,479)	(4,112,993)	(448,428)
Prepaid deposit	-	-	100,000	(100,000)
Item not affecting cash
Amortization	1,135,719	224,032	120,155	157,250
Changes in non-cash working capital	(430,060)	(690,071)	240,598	(73,413)
	(7,055,968)	(1,730,518)	(3,652,240)	(464,591)
Promissory notes receivable	(88,285)	(6,645)	(81,640)	-
Long-term investments	(400,000)	-	(400,000)	-
Restricted cash	-	-	-	7,756
Purchase of capital assets	(2,978,010)	(382,323)	(1,086,822)	(4,825)
Proceeds on sale of capital assets	46,097	3,949	-	198
Reclamation bonds	(390,000)	(343,977)	-	2,050
	(10,866,166)	(2,459,514)	(5,220,702)	(459,412)
Financing Activities
Share capital - Issuance of shares	13,456,951	-	6,034,591	4,510,300
- Allotment of shares	-	-	(5,457,798)	5,457,798
	13,456,951	-	576,793	9,968,098
Debentures	505,186	-	(31,641)	30,139
Due to (from) related parties	-	118,262	(118,262)	(35,400)
Loan receivable	100,000	-	-	-
	14,062,137	118,262	426,890	9,962,837

Net Increase (Decrease) in Cash	10,038	(3,768,406)	(5,302,253)	9,234,744
Cash position - Beginning of period	161,144	3,939,588	9,241,841	7,097
Cash Position - End of Period	$171,182	$171,182	$3,939,588	$9,241,841

Supplemental Schedule of Non-Cash Consideration
Shares issued for property and equipment	$284,000	$-	$-	$-
Shares issued for settlement of debt	$555,186	$-	$-	$505,186
Shares received for settlement of debt	$88,285	$88,285	$-	$-

Crystal Graphite Corporation (An Exploration Stage Company)	Schedule
Schedule of Mineral Property Costs
For the Years Ended 31 August
Canadian Funds
	2002	2001
Direct - Mineral
Black Crystal Property, Nelson, B.C.
Acquisition costs
Option payments	$-	$100,000
Staking	-	21,927
	-	121,927
Deferred exploration costs
Field and general	236,442	273,856
Amortization	224,032	120,155
Mining engineering and planning	219,855	122,518
Wages, benefits and subcontractors	177,207	161,596
Repairs and maintenance	145,590	160,700
Geology and geological engineering	136,047	209,414
Powerlines	96,314	228,292
Transportation and hauling	90,051	131,049
Laboratory and assay	53,735	120,813
Travel, meals and accommodation	44,357	34,741
Drilling	34,928	188,540
Environmental engineering	34,503	159,308
Telecommunications	25,738	30,653
Crushing, screening and grinding	17,350	65,171
Mine site security	15,226	16,433
Mine administration	9,860	16,769
Health and safety	9,147	18,998
Surveying	8,120	65,809
Electrical engineering	7,070	13,981
Freight	5,691	15,493
Bulk sampling	(3,697)	-
B.C. Mineral Exploration Tax Credit	(323,087)	-
	1,264,479	2,154,289
General exploration and property examinations
Bolivia
Travel	-	300,856
Consulting	-	61,150
	-	362,006
Madagascar
Travel	-	402,232
China/Russia
Travel	-	961,202
Consulting	-	111,337
	-	1,072,539
Costs for the Year	1,264,479	4,112,993
Balance - Beginning of year	4,994,372	2,718,156
Write-off of exploration costs on outside properties and properties abandoned	-	(1,836,777)
Balance - End of Year	$6,258,851	$4,994,372

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

1.

Continued Operations

The company is an exploration stage company that engages principally in the acquisition, exploration and development of resource properties.  As an exploration stage company, it is currently unable to self-finance its operations.  In addition, as at the report date, the company was suspended from trading its shares on the TSX Venture Exchange (“TSX-Venture”).  Subsequent to year-end, the company was delisted from the TSX-Venture at the request of the company (Note 13).  As discussed in the following notes to the financial statements, the recovery of the company’s investment in its resource properties is dependent upon the development and sale of ore reserves, resumption of trading on a major stock exchange, and the ability to raise sufficient capital to finance this operation.  The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2.

Significant Accounting Policies

Cash and Short-Term Investments

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of six months or less.  The company places its cash and cash investments with institutions of high-credit worthiness.  At times, such investments may be in excess of federal insurance limits.

b)

B.C. Mineral Exploration Tax Credit (“BCMETC”)

The company recognizes BCMETC amounts when the company’s BCMETC application is approved by Canada Customs and Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.  These amounts have been shown as a recovery of deferred exploration costs on the Schedule of Mineral Property Costs.

c)

Investments

Investments, in which the company has less than a 20% interest and where the company has no significant influence, are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral

The company is in the process of exploring and developing its mineral properties.

Mineral exploration, development costs and amortization on mining equipment and on-site building are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Mineral - Continued

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

e)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provided for amortization on the declining balance method as follows:

·

Pilot Plant - 30%

·

Machinery and equipment - 30%

·

Buildings - 30%

·

Technical instruments - 30%

·

Office furniture - 20%

·

Computer hardware - 30%

·

Vehicle - 30%

·

Computer software - 100%

One-half of the above rate is taken in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

2.

Significant Accounting Policies - Continued

h)

Share Capital

i)   The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.    No compensation expense is recognized for stock options.

ii)   Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

i)

Foreign Exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date.  Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

j)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)

Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

l)

Cumulative Figures

The figures provided for cumulative purposes represents the figures from the date of the company’s reorganization (31 August 1994) to 31 August 2002.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash and term deposits, GST and other taxes recoverable, B.C. Mineral Exploration Tax Credit receivable, accounts receivable and advances and accounts payable.  Currency fluctuations may affect the cash flow which the company may realize from its operations, since graphite is sold in the world market in U.S. dollars.  The company's costs are incurred in Canadian and U.S. currencies.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Promissory Notes Receivable

By letter agreement dated 4 April 2002, the company accepted a shares for debt proposal in full settlement of the promissory notes and accrued interest which totalled $88,285 as at 28 February 2002 due from an unrelated U.S. public company (“USCO”).  The notes bore interest at 10% per annum and were due in full, including interest, on or before 1 May 2002.  The company received 137,500 shares of the public company which have been recorded at their fair market value of $6,875 under investments (Note 5), resulting in a write-down of investments of $81,410.  The shares are restricted from trading until March 2003.

5.

Investment

Details are as follows:

	2002	2001
137,500 (2001 - NIL) common shares of USCO (i)	$6,875	$-
100,000 (2001 - 100,000) common shares of ALCO (ii)	1	400,000
	$6,876	$400,000

i)

During the year, the company received 137,500 shares from USCO in full settlement of promissory notes receivable (Note 4).

ii)

During the prior fiscal year, the company purchased 100,000 common shares of a private Alberta company (“ALCO”) for $400,000, representing a 6.53% interest.  ALCO is involved in the oil and gas sector and is negotiating an interest or royalty in certain properties located in the Yukon Territory. ALCO has an agreement with a First Nations group.  Although certain lands for the project have been identified, the total exact lands which would be claimed by the First Nations group is uncertain.  In addition, the company may renegotiate its working interest into a royalty interest.  Consequently, final details are subject to negotiations with the First Nations group and the Federal government.

During the year, management wrote down this investment to a nominal value for accounting purposes due to the uncertainty of further land claim settlements and the company’s ultimate realization of future returns on the oil and gas property.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

6.

Mineral Property Costs

a)

Details are as follows:

	2002	2001
Black Crystal Property, Nelson, B.C.
Acquisition costs	$618,927	$618,927
Exploration costs	5,639,924	4,375,445
	$6,258,851	$4,994,372

b)

By agreement dated 10 January 1995 and subsequent amendment, the company acquired a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

As consideration, the company, fulfilled the following conditions during prior fiscal years:

·

Paid $300,000 cash

·

Issued 800,000 shares (issued in a prior year based on the original agreement at a value of $284,000, being the exploration expenses incurred by the vendors on the property)

·

Completed a private placement of 6,550,000 units for proceeds of $4,192,000

The property is subject to a 20% gross profit royalty for a period of 10 years ending 25 August 2010 to a maximum of $1,700,000.  The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

The agreement was made with a former officer and director and a company controlled by a former officer and director and has accordingly been treated as a related party transaction.

As of 25 June 2002, the British Columbia Ministry of Energy and Mines granted the company two mining leases on this property.  These leases were issued for a term of 30 years and expire on 29 May 2032, with an option to renew at 30-year intervals.

On 4 July 2002, the company received a Mining Permit from the British Columbia Ministry of Energy and Mines.  The implementation of this Mining Permit allows the company to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.

As part of the terms of the Mining Permit, the company was required to purchase a Reclamation Bond in the amount of $390,000 (completed).

c)

By agreement dated 8 May 2001 and amended 5 November 2001, the company was granted an option until 31 December 2002, to acquire a registered interest that allows the company to mine, extract and process any and all graphite material on certain of the optionor's property in the Slocan Valley, B.C., which is adjacent to the company’s Black Crystal property.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

6.

Mineral Property Costs - Continued

The option period gives the company the opportunity to complete exploration, bulk sample testing and any other due diligence deemed necessary on the optionor's property.  If the company exercises the option, the company will receive exploration rights for a period of five years which will commence upon the issuance of a mines permit.  The initial term will be renewable twice, for five years each, at the election of the company.

Upon exercising the option, the company will advance the optionor U.S. $40,000 toward the first royalty payment.  The royalty payment for the graphitic material extracted will be U.S. $4 per bank cubic metre for the first 24 months (from the date of issuance of a mines permit), and thereafter will be adjusted quarterly based on the average selling price of graphite.

In addition, upon exercising of the option, the company grants the optionors the right to mine and extract gems on certain of the optionee's property in the Slocan Valley for a net smelter return of 3% on the same terms as the primary option to the optionee.

7.

Capital Assets

Capital assets are recorded at cost.  Details are as follows:

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Pilot Plant	$1,410,352	$683,885	$726,467	$726,467
Machinery and equipment	982,563	517,853	464,710	317,060
Buildings	187,824	74,621	113,203	86,164
Technical instruments	148,259	54,589	93,670	107,834
Office furniture	29,564	8,069	21,495	20,343
Computer hardware	35,521	15,847	19,674	19,861
Vehicles	62,458	47,447	15,011	21,444
Computer software	11,556	11,303	253	5,525
	$2,868,097	$1,413,614	$1,454,483	$1,304,698

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

8.

Share Capital

a)

Details are as follows:

	Cumulative Number of Shares		Cumulative Amount
	2002	2001	2002	2001
Authorized:
250,000,000 common shares without par value
Issued and fully paid:
For cash	20,114,047	20,114,047	$16,359,656	$16,359,656
For property and equipment	948,889	948,889	558,500	558,500
Settlement of debt	1,291,778	1,291,778	992,714	992,714
Finders fee for share issuance	-	-	(16,088)	(16,088)
	22,354,714	22,354,714	$17,894,782	$17,894,782

On 6 November 2000 the company increased the authorized shares to 250,000,000 common shares without par value.

b)

As at 31 August 2002, the following share purchase options and warrants were outstanding:

	Shares		Exercise Price	Expiry Date
Options	25,000		$ 0.81	23 May 2006
	50,000		$ 1.08	13 August 2006
	620,000	(i)	$ 0.68	29 October 2006
	545,000	(ii)	$ 0.68	29 October 2006
	1,240,000
Warrants	472,845	(iii)	$ 0.70	31 December 2002

(i)

During the year, these options were repriced and extended from prices ranging from $0.70 - $1.00 to $0.68 and dates ranging from 3 March 2002 - 23 January 2006 to 29 October 2006.  They have been presented at the amended price and expiry date.

(ii)

During the year, the company granted 545,000 share purchase options to directors, officers, employees and consultants at an exercise price of $0.68, expiring in five years.

(iii)

During the year, these warrants were extended from 10 August 2002 to 31 December 2002.

(iv)

During the year, 50,000 options, with an exercise price of $0.68 expiring on 29 October 2006, were cancelled by the company.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

9.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

The amounts due from related parties are non-interest bearing.  During the year, the company received full payment for all outstanding amounts.

b)

During the year, fees for consulting services in the amount of $91,621 (31 August 2001 - $99,450) were paid to a company controlled by a director of the company.

c)

During the year, wages of $314,420 (31 August 2001 - $197,449) were paid or accrued to a director and two officers of the company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

Commitments

a)  By agreement dated 16 August 2001, the company entered into a lease for premises expiring 13 November 2003.  Minimum basic rent is as follows:

Amount
2003	$34,584
2004	8,646
$43,230

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

b)  The company has lease agreements for office equipment and a vehicle with terms of 5 years and 3 years respectively.  Minimum basic charges are as follows:

Amount
2003	$11,771
2004	7,847
2005	7,357
2006 (and thereafter)	3,372
$30,347

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

11.

Contingent Liability

During the prior fiscal year, a lawsuit was brought against the company and 15 other individuals/corporations (including KAK Investments Inc. (“KAK”), the majority shareholder of the company) by the trustee of Evergreen Security Ltd., which is a U.S. company in bankruptcy protection.

The trustee was attempting to seek an injunction against the company for the return of the investment by KAK into the company which the company defended.  The company and the trustee entered into a Standstill Agreement on 23 November 2001.

By settlement agreement made between the trustee and representatives of KAK dated 26 August 2002 and approved by order of the U.S. Bankruptcy Court on 4 November 2002, the trustee has become the legal and beneficial owner of the KAK shares, and the trustee thereby has full legal right as holder of the KAK shares.

Pursuant to satisfactory results of the Standstill Agreement and as a consequence of the trustee acquiring the KAK shareholdings, the company and the Trustee were able to effect and execute a settlement agreement effective 7 November 2002.  The terms of the settlement agreement are that the company remove its receiver over the KAK shares granted by the Supreme Court of B.C. (which the company has discharged) and that for a period, the lesser of five years or the date the KAK shares constitute 20% or less of the issued capital of the company, the trustee (or bona fide successor) shall be permitted to attend board meetings and to have the benefit of an Antidilution Agreement (dated effective 23 October 2002) whereby the trustee, for a period of 30 business days after notice, may elect to purchase securities at the terms and price paid by third parties to maintain its percentage interest in the company.  The trustee filed the settlement agreement for approval with the Bankruptcy Court 19 November 2002.  Upon the approval of the Bankruptcy Court the settlement agreement is final and effective for all purposes and the lawsuit is fully discharged in respect to the company.

12.

Income Taxes

The company has incurred certain resource-related expenditures of approximately $8,068,000 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The potential future tax benefits of these resource expenditures have not been reflected in the accounts of the company.

13.

Public Listing

The company’s shares were cease traded by the B.C. Securities Commission (the "Commission") on 25 January 2002.  On 4 February 2002, the cease trade order was varied by the Commission upon notification that all required filings were made, however, the company’s shares remained suspended from trading by the TSX-Venture, pending clarification of certain company matters including the appointment of a receiver over the KAK stock (Note 11).  Subsequent to year-end, the company voluntarily delisted from the TSX-Venture by unanimous approval of shareholders.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

14.

Segmented Information

The company has one operating segment, which is the exploration and development of mineral properties.  The company’s principal operations during the year ended 31 August 2002 were primarily carried out in Canada.  All of the investment income is earned in Canada.  Details on a geographic basis are as follows:

31 August 2002	Canada	Bolivia	Madagascar	China / Russia	Total
Assets	$8,862,973	$-	$-	$-	$8,862,973
Capital Expenditures	$2,459,514	$-	$-	$-	$2,459,514
Loss for The Year	$1,913,120	$-	$-	$-	$1,913,120

31 August 2001	Canada	Bolivia	Madagascar	China / Russia	Total
Assets	$11,056,070	$-	$-	$-	$11,056,070
Capital Expenditures	$3,383,925	$362,006	$402,232	$1,072,539	$5,220,702
Loss for The Year	$542,292	$362,006	$402,232	$1,072,539	$2,379,069

15.

Comparative Figures

Certain of the prior years figures, shown for comparative purposes, have been reclassified to conform with presentation used in the current year.

16.

Differences Between United States and Canadian Generally Accepted

     Accounting Principles (GAAP)

a)

Accounting Policy Differences

These financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The significant differences between Canadian and U.S. GAAP are as follows:

(i)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report for U.S. GAAP purposes, therefore, the company’s mineral property costs have been written off in this note to financial statements.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

16.

Differences Between United States and Canadian GAAP - Continued

a)

Accounting Policy Differences - Continued

(ii)

Under Canadian GAAP, the company was not required to record the effect of non-employee stock option based compensation expense in the financial statements until 1 September 2002.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the discount from market at the date the option is granted.

(iii)

Under U.S. GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

b)

Statement Reconciliation

(i)

A reconciliation of the financial statements from Canadian to U.S. presentation is as follows:

	2002	2001	2000
Net Loss - Canadian Basis	$1,913,120	$2,379,069	$273,947
Write-down of ALCO	(399,999)	-	-
Write-off of mineral property costs	1,264,479	2,276,216	448,428
Compensation expense on common stock options granted to non-employees	13,924	-	-
Net Loss - U.S. Basis	$2,791,524	$4,655,285	$722,375
Other Comprehensive Income (Loss)
Unrealized gain - USCO	$3,215	$-	$-
Unrealized loss - ALCO	(399,999)	-	-
	$(396,784)	$-	$-
Net Loss per Share - Basic and Diluted - U.S. Basis	$0.12	$0.21	$0.10

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

16.

Differences Between United States and Canadian GAAP - Continued

b)

Statement Reconciliation - Continued

ii) A reconciliation of certain balance sheet accounts from Canadian presentation to U.S. presentation is as follows:

	2002	2001	2000
Deficit - Canadian Basis	$9,187,605	$7,274,485	$4,895,416
Write-down ALCO	(399,999)	-	-
Write-off of mineral property costs - current	1,264,479	2,276,216	448,428
Write-off of mineral property costs - prior years	4,994,372	2,718,156	2,269,728
Stock compensation expense on common stock options granted to non-employees	13,924	-	-
Deficit - U.S. Basis	$15,060,381	$12,268,857	$7,613,572

	2002	2001	2000
Share Capital- Canadian Basis	$17,894,782	$17,894,782	$17,317,989
Stock compensation expense on common stock options granted to non-employees	13,924	-	-
Share Capital - U.S. Basis	$17,908,706	$17,894,782	$17,317,989

c)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to U.S. presentation is a follows:

In October 1995, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation”.  SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  The company has adopted the disclosure provisions of SFAS No. 123 as follows:

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2002
Canadian Funds

16.

Differences Between United States and Canadian GAAP - Continued

c)

Disclosure Reconciliation - Continued

	2002	2001
Net Loss
As reported - U.S. Basis	$2,791,524	$4,655,285
Compensation expense on common stock options granted to employees	556,958	147,000
Pro forma	$3,348,482	$4,802,285
Net Loss
As reported - U.S. Basis	$0.12	$0.21
Pro forma	$0.15	$0.21

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	61.0%	61.0%
Risk-free interest rate	4.08%	5.44%
Expected Life of options	5 years	5 years

The weighted average grant-date fair value of employee options granted in 2002 and 2001 was $0.56 and $0.28 respectively.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ON BEHALF OF THE COMPANY, CRYSTAL GRAPHITE CORPORATION

Per:

/s/ Gordon Sales

Gordon Sales

President, CEO and a Director

Authorized Signatory*

Date:  February 25, 2003

*

Print the name and title of the signing officer under the signature.

__________

Section 302 of the Sarbanes-Oxley Act of 2002

Certification of Disclosure in

Crystal Graphite Corporation’s Annual Report

In connection with the Annual Report on Form 20-F of Crystal Graphite Corporation. (the “Company”) for the fiscal year ended August 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Sales, the President, CEO and a director of the Company, hereby certify, pursuant to the Sarbanes–Oxley Act of 2002, that:

(1)

I have reviewed the Report being filed;

(2)

Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

(3)

Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the Report;

(4)

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Report is being prepared;

(b)

Evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of the Report ("Evaluation Date"); and

(c)

Presented in the Report our conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date;

(5)

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company’s board of directors (or persons fulfilling the equivalent function):

(a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(6)

The Company’s other certifying officers and I have indicated in the Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      /s/ Gordon Sales

Name:

Gordon Sales

Title:

President, CEO and a director

Date:

February 25, 2003

Section 302 of the Sarbanes-Oxley Act of 2002

Certification of Disclosure in

Crystal Graphite Corporation’s Annual Report

In connection with the Annual Report on Form 20-F of Crystal Graphite Corporation. (the “Company”) for the fiscal year ended August 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lana Bea Turner, the Chief Financial Officer of the Company, hereby certify, pursuant to the Sarbanes–Oxley Act of 2002, that:

(1)

I have reviewed the Report being filed;

(2)

Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

(3)

Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the Report;

(4)

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Report is being prepared;

(b)

Evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of the Report ("Evaluation Date"); and

(c)

Presented in the Report our conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date;

(5)

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company’s board of directors (or persons fulfilling the equivalent function):

(a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(6)

The Company’s other certifying officers and I have indicated in the Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      /s/ Lana Bea Turner

Name:

Lana Bea Turner

Title:

Chief Financial Officer

(principal financial officer)

Date:

February 25, 2003

EXHIBIT INDEX

Exhibit #	Description of Exhibit	Page No.
4(a)

The Settlement Agreement between R. W. Cuthill, Jr., as Chapter 11 Trustee of the bankruptcy estate of Evergreen Security, Ltd. (the “Trustee”), and the Company, dated November 7, 2002, whereby the Trustee is entitled to retain the Evergreen Security, Ltd. ownership percentage as it exists from time to time by virtue of the Trustee having the right to purchase sufficient additional common shares or other voting shares in the capital of the Company from time to time upon the Company issuing additional common shares of securities convertible into common shares or other voting shares in the capital of the Company or taking any other step which might dilute the shareholding of Evergreen Security, Ltd. below the current ownership percentage.

74

__________

EXHIBIT 4(a)

This is an Exhibit to the Form 20-FR of Crystal Graphite Corporation

Attached find the following materials:

The Settlement Agreement between R. W. Cuthill, Jr., as Chapter 11 Trustee of the bankruptcy estate of Evergreen Security, Ltd. and the Company, dated November 7, 2002.

End of Exhibit 4(a)

UNITED STATES BANKRUPTCY COURT

MIDDLE DISTROCT OF FLORIDA

ORLANDO DIVISION

In re:

CASE NO. 01-00533-6B1

EVERGREEN SECURITY, LTD.,

CHAPTER 11

Debtor

R.W. CUTHILL, JR., CHAPTER 11 TRUSTEE, v.	Adv. No. 01-166

JAMES P. CONROY, an individual;

CRYSTAL GRAPHITE CORPORATION, a Canadian Corporation; De MARINO ASSOCIATES, INC., a Pennsylvania corporation; KAK INVESTMENTS, INC., a Delaware corporation; R. W. MCKAMY, an individual; MGM LAND CO., INC., a Montana corporation; MONTANA GOLD AND SAPPHIRES, INC., a Montana corporation; WINDELS, MARK, LAND & MITTENDORF, LLP, a New York limited liability partnership; ZKG MINING INC., a Delaware corporation; DIL WORK PAXSON, LLP, a Pennsylvania limited liability partnership; VALOR RESOURCES LTD., a Canadian corporation; JOHN and MARLYSE HAJECK; individuals; ELPHIN, LTD, a Delaware corporation; TRIDENT GROUP, LLC,  a Virginia limited liability company; DMAX ASSOCIATES, LLC, a Delaware limited liability company; ENTROPHY INDISTRIES, INC., a Delaware corporation; MORRISON HYDROCARBOROS, S. A., a Paraguay corporation;

LEBOEUF LAMB GREENE and MACRAE, a New York professional association;

ZELON CHEMICALS, LTD., a Canadian corporation;

WALTER ZAHORODNY, an individual;

GREGORI CATERINA, an individual;

DONN RUSSELL, an individual;

BARBARA J. ZYLKA, an individual;

KARIENNE G. ZYLKA, an individual;

KRISTYN B. ZYLKA, an individual; and

WILLIAM J. ZYLKA, and individual,

                         Defendants.

SETTLEMENT AGREEMENT BY AND BETWEEN

CRYSTAL GRAPHITE CORPORATION AND R. W. CUTHILL, JR., TRUSTEE

THIS SETTLEMENT AGREEMENT (the “Settlement Agreement”), is made and entered into this 7th day of November 2002, by and between R.W. Cuthill, Jr., as Chapter 11 Trustee in bankruptcy estate of Evergreen Security Ltd. (“Cuthill”) and Crystal Graphite Corporation (“CGC”).

WITNESSETH:

(A)

Pursuant to an order of the Bankruptcy Court appointing Cuthill as Chapter 11 Trustee, Cuthill is free to pursue and settle all causes of action.

(B)

On August 6, 2001, Cuthill filed a complaint pursuant to 11 U. S.C. §544(b) and §550, and Florida Statutes §726.101 et seq. against CGC and other defendants including KAK Investments, Inc., (“KAK”).  On April 4, 2002, Cuthill filed an amended complaint against CGC to join other parties as defendants (“Fraudulent Transfer Suit”).

(C)

CGC denies any and all liability to Cuthill.

(D)

Cuthill and CGC have been attempting to reach a consensual resolution of the disputes surrounding the Fraudulent Transfer Suite.  Cuthill and CGC have executed the Settlement Agreement to settle all issues regarding the Fraudulent Transfer Suit.

(E)

Cuthill and KAK have executed a settlement agreement regarding the turnover of shares held by KAK in CGC to Cuthill (“the KAK Settlement”).  Approval of the KAK Settlement is currently pending before the United States Bankruptcy Court for the Middle District of Florida (“Court”).  This Settlement Agreement is dependent upon the KAK Settlement being approved by the Court.

NOW THEREFORE, in consideration of he foregoing recitals, the mutual promises contained herein, as well as the execution of the Anti-Dilution Agreement and the Assurance of Further Cooperation (as those terms are defined below), the receipt of sufficiency of each of which is hereby acknowledged by each party hereto, the parties hereby agree as follows:

(1)

Execution of Anti-Dilution Agreement.  As partial compensation for any and all obligations owed by CGC in respect to the Fraudulent Transfer Suite, CGC and Cuthill shall execute the anti-dilution agreement (“Anti-Dilution Agreement”), whereby Cuthill will be entitled to retain the Trustee Ownership Percentage as it exists from time to time by virtue of the Trustee having the right to purchase sufficient additional Common Shares or other voting shares in the capital of CGC from time to time upon CGC issuing additional Common Shares or securities convertible into Common Shares or other voting shares in the capital of CGC or taking any other step which might dilute the shareholding of the Trustee below the Trustee Ownership Percentage, all as defined in the Anti-Dilution Agreement.  A copy of the Anti-Dilution Agreement is attached hereto as Exhibit “A” and is incorporated here by reference.

(2)

Assurance of Further Cooperation.  As additional consideration for any and all obligations owned by CGC in respect to the Fraudulent Transfer Suit, CGC promises to continually cooperate with Cuthill and his attorneys and permit reasonable access to CGC’s books and records, business premises, and give prior notice of, and allow Cuthill to attend and/or participate in, CGC’s board of directors meetings.  This obligation shall terminate on the first to occur of the following: (i) by mutual agreement of the parties; (ii) five years from the date hereof; (iii) upon the Trustee or valid successor pursuant to Section 5.04 of the Anti-Dilution Agreement, having reduced to a legal and/or beneficial shareholding of Equity Securities equal to or less than 20% of the issued and outstanding Equity Securities of CGC, all as defined in the Anti-Dilution Agreement.

(3)

Representations and Warranties.  Each of the parties to the Settlement Agreement hereby represents and warrants to each of the other parties that each such warranting party is the sole and exclusive owner of all claims released or compromised by each such warranting party herein, has not assigned the same or any part thereof to any other person, and will indemnify the beneficiaries of such warranties against, and hold such beneficiaries harmless from, any and all liabilities, costs, damages, claims, and expenses, including, without limitation, reasonable attorney’s fee and court costs, incurred by such beneficiaries, in connection with any breach by each such warranting party of any representation, warrant, or covenant of each such warranting party contained in the Settlement Agreement.

(4)

Mutual Release:  Upon Court approval of the Settlement Agreement, Cuthill on the one hand, and CGC and its successors, or any one claiming under it, or any of them, on the other hand, do hereby release, remise and forever discharge the other from any and all claims, demands, actions, causes of action, rights of action, debts, covenants, contracts, agreements, representations, judgments, executions, costs, expenses, obligations, or liabilities of any nature whatsoever, known or unknown, at law or in equity or by statute, that any of them now have or that my subsequently accrue to any one of them that are based upon, arise out of, or in any way relate to the Fraudulent Transfer Suit.  This Settlement Agreement, including this mutual release, shall not in any way release, impair, reduce or otherwise affect any complaints, whether now pending or hereafter filed, by Cuthill against any person or entity other than CGC.

(5)

Miscellaneous.

(a)

Effect of Delay and Waivers.  No delay or omission to exercise any right or power accruing prior to or upon any breach, omission, or failure of performance hereunder shall impair any such right or power, or shall be construed to be a waiver thereof, and any such right or power may be exercised from time to time and as often as may be deemed expedient.  In the event of any breach of any provision contained in the Settlement Agreement and/or any ancillary agreements otherwise referred to herein, by a party hereto, thereafter waived by another party, such waiver shall be limited to the particular waiving party and to the particular breach in question and no other.  No waiver or release of any term or provision of the Settlement Agreement shall be established by conduct, custom, or course of dealing, but solely by a document in writing duly authorized and executed by he waiving or releasing party.

(b)

Notices.  Whenever any party hereto desires or is required to provide any notice, demand, or request with respect to the Settlement Agreement, each such communication shall be in writing and shall be effective only if it is delivered by personal service (which shall include delivery by delivery service, express mail delivery service, telecopy or telefax) or mailed by United States certified mail, postage prepaid, and addressed as follows:

If to Cuthill:

R. Scott Shuker, Esquire

Gronek & Latham, LLP

390 North Orange Avenue, Suite 600

Orlando, FL 32081

Attorney for Cuthill

If to CGC:

Peter K. Jensen

Devlin Jensen

Suite 2550 – 555 West Hastings Street

Vancouver, BC V6C 2W2 Canada

Attorney for CGC

Such communications, when personally delivered, shall be effective upon receipt, but, if sent by certified mail in the manner set forth above, shall be effective three (3) business says following deposit in the United States mail.  Any party may change its address for such communications by giving notice thereof to the other parties in accordance with the requirements of this section.

(c)

Survival of Representations and Warranties, Etc.  All representations, warranties, covenants, agreements, obligations, and duties of he respective parties hereto contained herein or provided for in the Settlement Agreement or any agreement to be prepared under the terms of said Settlement Agreement shall survive the execution, delivery, and performance of the Settlement Agreement and the mutual release contained herein.

(d)

Time of the Essence.  Time is of the essence in the performance of the Settlement Agreement by each party.

(e)

Severability.  The Settlement Agreement is ultimately determined to be invalid or unenforceable, such provision shall be deemed limited by construction in scope and effect to the minimum extent necessary to render the same valid and enforceable, and, in the event no such limiting construction is possible, such invalid or unenforceable provision shall be deemed severed from the Settlement Agreement without affecting the validity of any other provision hereof.

(f)

Entire Agreement.  The Settlement Agreement and all other documents executed and delivered by the parties hereto to consummate the transactions contemplated herein, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter thereof, and supersede all prior written and all prior and contemporaneous oral agreements, understandings, inducements, and conditions, express or implied, among the partier with respect thereto.  The express terms of the Settlement Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

(g)

Counterparts.  The Settlement Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same agreement.

(h)

Construction of Agreement.  The Settlement Agreement has been negotiated by the respective parties hereto, and the language hereof shall not be construed for or against any party.  The titles and headings herein are for reference purposes only, and shall not in any manner limit the construction of the Settlement Agreement which shall be considered as a whole.  All additions and deletions of provisions from and all drafts of the Settlement Agreement shall be of no force or effect in interpreting the terms of the Settlement Agreement or the intentions of the parties hereto.

(i)

Settlement Purposes Only.  The Settlement Agreement represents a negotiated settlement of a dispute and, as such, in the event the Settlement Agreement does not become binding upon the parties hereto, contents of the Settlement Agreement and the results obtained thereby shall, except as to any litigation seeking to enforce the Settlement Agreement, be of no force and effect and shall have no evidentiary value in any future litigation on any of the subjects or events described herein.

IN WITNESS WHEREOF, the parties hereto have duly executed the Settlement Agreement as of and effective the date first written above.

EVERGREEN SECURITY LTD.

By:  “R. W. Cuthill, Jr.”, Trustee

R. W. CUTHILL, JR., TRUSTEE

CRYSTAL GRAPHITE CORORATION

By:  “Gordon Sales”

GORDON SALES, PRESIDENT

UNITED STATES BANKRUPTCY COURT

MIDDLE DISTRICT OF FLORIDA

ORLANDO DIVISION

In re:

EVERGREEN SECURITIES, LTD.,

Chapter 11

Debtor.

Case No. 01-00533–6B1

/

ORDER APPROVING THE COMPROMISE AND SETTLEMENT

BETWEEN TRUSTEE AND CRYSTAL GRAPHITE CORPORATION

(Adv. No. 01-0166)

THIS CASE came on for hearing on January 6, 2003 (“Hearing”) on the motion for approval and notice of compromise and settlement between R. W. Cuthill, Jr. (“Cuthill”), Chpter 11 trustee of Evergreen Security, Ltd, and Crystal Graphite Corporation (“CGC”) filed on November 19, 2002 (“Motion”) (Doc No. 564).  In the Motion, Cuthill seeks an order approving the settlement agreement (“Settlement Agreement”) reached with CGC resolving all issues with respect to Cuthill’s attempt to recover, pursuant to 11 U.S.C. §544 and §550, alleged fraudulent transfers made to CGC as set forth in Adversary Proceeding No. 01-166.

Upon consideration of the Motion, the representations and proffer of counsel for Cuthill, the position of the United States Trustee and all interested parties present at the Hearing, and noting no objection to the Motion and Settlement Agreement, it is hereby ORDERED:

1.

The Motion is granted and the Settlement Agreement is approved.

2.

Cuthill and CGC shall comply with all terms of the Settlement Agreement.

DONE AND ORDERED in Orlando, Florida, this 16th day of January, 2003.

“Arthur B. Briskman”

ARTHUR B. BRISKMAN

United States Bankruptcy Judge

Copies to:

Trustee:  R. W. Cuthill, Jr., Cuthill & Eddy, LLP, 1031 W. Morse Boulevard, Suite 200, Winter Park, FL 32789;

Trustee’s Counsel:  R. Scott Shuker, Esq., Gronek & Latham, LLP, P. O. Box 3353, Orlando, FL 32802-3353;

Peter K. Jensen, Esq., attorney for Crystal Graphite Corporation, Devlin Jensen, Suite 2550-555 West Hastings Street, Vancouver, British Columbiba, Canada;

Hans Beyer, Esq., attorney for Official Committee of Unsecured Creditors, Salem Saxton, P. A., 101 E. Kennedy Blvd., Suite 3200, Tampa, FL 33602;

Office of United States Trustee, 135 West Central Boulevard, Suite 620, Orlando, FL 32801; and

Local Rule 1007-2 Parties-in-Interest (by counsel for Chapter 11 Trustee).