Form 20-F
period 2003-08-31
CRYSTAL GRAPHITE CORP
filed 2004-03-02
CIK 1077295

Securities and Exchange Commission

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE *SECURITIES EXCHANGE ACT OF 1934.*

OR

[X] ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE *SECURITIES EXCHANGE ACT OF 1934.*

For the fiscal year ended August 31, 2003.

……………………………………………...……………………………………………………

OR

[ ] TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE *SECURITIES EXCHANGE ACT OF 1934*.

For the transition period from

………………………………………………………….………………………...…………………

Commission File Number: 0-29976

CRYSTAL GRAPHITE CORPORATION

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

(Address of principal executive offices)

II

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

 24,344,718 common shares (as at the financial year ended August 31, 2003)

 26,164,395 common shares (as at January 31, 2004)

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

Item 17:   ✓.

Item 18:   __.

__________

i

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

4

D.

Risk Factors

4

ITEM 4 – INFORMATION ON THE COMPANY

9

A.

History and Development of the Company

9

B.

Business Overview

11

Cash Resources and Liquidity

12

Stated Business Objectives

12

Principal Products

23

Administration

26

Environmental Regulation

27

C.

Organizational Structure

28

D.

Property, Plants and Equipment

28

Office Space

28

Mineral Property

28

Plants

29

Equipment

30

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

30

A.

U.S. and Canadian GAAP differences

30

B.

The Company

30

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

37

A.

Directors and Senior Management

37

Aggregate Ownership of Securities

40

Other Reporting Issuers

40

Individual Bankruptcies

41

Conflicts of Interest

41

Other Information

41

ii

Item

    Page No.

B.

Compensation

42

The Company’s Executive Compensation

42

Compensation of the Company’s Directors

45

C.

Board Practices

45

The Company

46

D.

Employees

47

E.

Share Ownership

47

Directors and Officers

47

Public and Insider Ownership

48

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

48

A.

Major Shareholders

48

B.

Related Party Transactions

49

C.

Interests of Experts and Counsel

49

ITEM 8 – FINANCIAL INFORMATION

49

A.

Consolidated Statements and other Financial Information

49

B.

Significant Changes

50

ITEM 9 – THE OFFERING AND LISTING

50

A.

Offer and Listing Details

50

B.

Plan of Distribution

51

C.

Markets

51

D.

Selling Shareholders

51

E.

Dilution

51

F.

Expenses of the Issue

51

ITEM 10 – ADDITIONAL INFORMATION

52

A.

Share Capital

52

B.

Memorandum and Articles of Association

52

Disclosure of Interest of Directors or Officers

52

Shareholdings of Directors

52

Rights, Preferences and Restrictions attaching to each class of shares

52

Changing the Rights of Holders of the Company’s Stock

53

Annual General Meetings and Extraordinary General Meetings

53

       Annual General Meeting

53

       Notice

53

       Quorum

53

Limitations on the rights to own securities

54

C.

Material Contracts

54

D.

Exchange Controls

54

E.

Taxation

56

F.

Dividends and Paying Agents

57

G.

Statement by Experts

57

H.

Documents on Display

57

I.

Subsidiary Information

57

iii

Item

    Page No.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT

   MARKET RISK

57

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY

   SECURITIES

58

A.

Debt Securities

58

B.

Warrants and Rights

58

C.

Other Securities

58

D.

American Depositary Shares

58

PART II

58

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

58

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

   HOLDERS AND USE OF PROCEEDS

58

ITEM 17 – FINANCIAL STATEMENTS

58

ITEM 18 – FINANCIAL STATEMENTS

59

ITEM 19 – EXHIBITS

59

(A)

Financial Statements

59

(B)

Exhibits

60

SIGNATURES

86

EXHIBIT INDEX

87

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

Industrial Mineral – a rock or mineral of a non-metallic nature and of which is not a fuel.

Regolith – the loose, incoherent mantle of rock fragments, soil, brown sands, etc. which rest on solid rock.

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

ITEM 3 – KEY INFORMATION

A.

Selected Financial Information

The following summarizes certain selected financial information with respect to the Company and is qualified in its entirety by reference to the financial statements of the Company and the Notes thereto; a copy of which is attached to this Annual Report:

	Year Ended Aug. 31/03	Year Ended Aug. 31/02	Year Ended Aug. 31/01	Year Ended Aug. 31/00	Year Ended Aug. 31/99
Net Sales	$-	$ -	$ -	$ -	$ -
Net Loss from Continuing Operations
Canadian GAAP	$ (1,446,929)	$ (1,913,120)	$ (2,379,069)	$ (273,947)	$ (390,509)
US GAAP	$ (2,196,912)	$ (2,791,524)	$ (4,655,285)	$ (722,375)	$ (631,324)
Net Loss from Continuing Operations per Share
Canadian GAAP(1)	$ (0.06)	$ (0.09)	$ (0.11)	$ (0.03)	$ (0.06)
US GAAP	$ (0.08)	$ (0.12)	$ (0.21)	$ (0.10)	$ (0.10)
Total Assets
Canadian GAAP	$ 8,700,127	$ 8,862,973	$ 11,056,070	$ 12,491,178	$ 2,870,500
US GAAP	$ 1,691,293	$ 2,604,122	$ 6,061,698	$ 9,773,022	$ 600,772
Long Term Obligations
Convertible Debentures Current	$ 68,333	$ -	$ -	$ 31,641	$ 506,688

Weighted Average Common Shares Outstanding
Canadian GAAP	22,839,098	22,354,714	21,895,908	7,323,277	6,056,144
US GAAP	22,839,098	22,354,714	21,895,908	7,323,277	6,056,144

Notes:

(1)

Net Loss per share is calculated based on the weighted average number of shares outstanding during the year.  Fully diluted loss per share has not been disclosed as it is anti-dilutive.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  Since June 1, 1970 the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from September 1, 1999 to August 31, 2003, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

U.S. Dollars per $1.00 (CDN.)

Year ended August 31

	2003	2002	2001	2000	1999
High	.7492	.6619	.6783	.6969	.6891
Low	.6272	.6200	.6333	.6629	.6428
Average	.6770	.6354	.6537	.6805	.6643
End of Period	.7220	.6416	.6461	.6793	.6682

	February 20, 2004	January 2004	Dec. 2003	Nov. 2003	Oct. 2003	Sept. 2003	August 2003
High		.7880	.7738	.7708	.7667	.7424	.7228
Low		.7946	.7460	.7484	.7418	.7207	.7092
	.7439

Conversion Table

For ease of reference the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton = 2,205 pounds
1 foot = 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

B.

Capitalization and Indebtedness

This is an Annual Report, and therefore, this information is not applicable.

C.

Reasons for the Offer and Use of Proceeds

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

D.

Risk Factors

The following risk factors are those concerned with the business of the Company.

Graphite Prices

The profitability of the mining operation in which the Company has an interest will be significantly affected by changes in the price of graphite.  Graphite prices can fluctuate and are affected by numerous factors beyond the Company’s control.  The level of interest rates, the rate of inflation, world supply of graphite and the stability of exchange rates, among other factors, can cause significant fluctuations in graphite prices.  Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

Cash Flow and Requirements for New Capital

The Company’s current operation is not generating a positive cash flow.  Although it is anticipated that positive cash flow will be generated in the future, there can be no assurance that this will occur.  The leases and licenses which the Company holds, as well as shareholder and joint venture agreements to which the Company is a party to, impose financial obligations on the Company which may utilize capital to maintain.  There can be no assurance that additional funding will be available to allow the Company to fulfil such obligations.

Further exploration and development of the various mineral properties in which the Company holds an interest depends upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.   Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or parts of its interests in some or all of its properties or joint ventures and reduce or terminate its operations.

Exploration Risks

Exploration for graphite is speculative in nature, involves many risks and is frequently unsuccessful.  Any graphite exploration program entails risks relating to the location of economic ore deposits, development of appropriate beneficiation processes, receipt of necessary governmental approvals and construction of mining and processing facilities at any site chosen for mining.  The commercial viability of a mineral deposit is dependent on a number of factors including the price of graphite, exchange rates, the particular attributes of the deposit, such as its size, grade and proximity to infrastructure, as well as other factors including financing costs, taxation, royalties, land tenure, land use, water use, power use, importing and exporting graphite and environmental protection.  The effect of these factors cannot be accurately predicted. Only a portion of the Black Crystal Project has either a measured, inferred or indicated resource (as per the AMEC Technical Report).

Lack of Operating History and Operational Control

The Company has only a small source of revenue and its ultimate success will depend on its ability to generate profits from its properties.  The Company currently has only a minor producing property primarily in the development stage and operates at a loss.  The Company’s commercial viability is largely dependent on the successful commercial development of its properties. While all indicators are that this will be a significant industry, the Company has no control over when the graphite requirements will have reasonable growth.

Political Regulatory Risks

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, taxation, rates of exchange, environmental regulations, labour relations, repatriation of income and return on capital.  This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.  The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Calculation of Resources and Recovery

There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production.  Until resources or reserves are actually mined and processed, the quantity of resources or reserves and grades must be considered as estimates only.  In addition, the quantity of reserves or resources may vary depending on graphite prices.  Any material change in the quantity of reserves, resource grade or stripping ratio may affect the economic viability of the Company’s properties.  In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

Dependence on Key Personnel

The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse affect on the Company.  In addition, while certain of the Company’s officers and directors have experience in the exploration and operation of mineral producing properties, the Company will remain highly dependent upon contractors and third parties in the performance of its exploration, development and production activities.  There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

Title Matters

The Company has investigated its rights to explore, exploit and develop its various properties and, to the best of its knowledge, those rights are in good standing.  No assurance can be given that such exploration and mining authorities will not be challenged or impugned by third parties.  In addition, there can be no assurance that the properties in which the Company has an interest are not subject to prior unregistered agreements, transfers or claims and title may be affected by such undetected defects.

Currency Risk

Currency fluctuations may affect the cash flow, which the Company may realize from its operations, since graphite is sold in a world market in U.S. dollars.  The Company’s costs are incurred in primarily in Canadian dollars and secondly in U.S. dollars.

Tax

Amendments to the current taxation laws and regulations which alter tax rates and/or capital allowances could have a material adverse impact on the Company.

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

B.

Business Overview

The Company is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada.  From 1994 to present, the Company has been principally engaged in the exploration and development for production of mineral properties.  The Company has a 100% interest in one property, the Black Crystal Property, located near the City of Nelson in southeastern British Columbia.  The Company’s main focus is exploring and mining this graphite property and implementing plant operations on the Black Crystal Property.

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

Cash Resources and Liquidity

As of November 30, 2003, the Company had approximately $104,396 in cash and term deposits and a positive working capital position of approximately $875,000.

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

The Company continues to retain an Industrial Mineral marketing firm to identify and contact potential customers to assist the Company in the marketing of the Company’s product.

The target market has been determined to be the high technology sector which includes bi-polar plate-manufacturing, which is an integral component of the fuel cell industry.  85% of the Company’s production is planned to be directed to the high technology industry and the balance to be directed to the, carbon brush, and friction plate industries.

Testing of the Company’s high purity flake graphite in the bi-polar plate sector has been conducted since January 2001, with favourable results to date.  Since May of 2001, the Company has entered into an agreement to supply the graphite requirements to a manufacturer of bi-polar plates.  Many variable sized samples have been shipped to potential customers, along with actual minor revenue shipments.

Description of the Business

General

The Company has a 100% undivided interest in the Black Crystal Project located near Nelson in southeastern British Columbia, Canada.  The Black Crystal Project is an advanced project that includes an open pittable flake graphite deposit and a processing plant with a capacity to process 4,100 tonnes of graphitic plant feed material per year.  The Company is planning to expand the processing capacity of the plant once the demand dictates a further expansion.  The Company believes that with a US$0.6 million capital expenditure plus an additional US$0.4 million operating capital it can achieve a potential processing feed capacity of approximately 90,000 tonnes of graphitic feed material per year. With a further US$1.0 million the Company believes it can expand the plant’s capacity to 250,000 feed tonnes per year.

The Company is currently producing high purity graphite on a continual basis under its mining permit.  The Company’s mining permit, which was received in July 2002, allows it to process 250,000 tonnes of graphitic material per year (this equates to an annual in-situ extraction rate of 300,000 in-situ tonnes per year).   An application can be made to the Provincial Government to increase this permitted tonnage annual rate. The Company has developed three marketable graphite products ranging in purity from 96.0% to 99.5% graphitic carbon and intends to continue producing graphite in the high purity range.

Development Plan

Since obtaining its mining permit, the Company has been producing high purity graphite for the fuel cell industry and is currently specified into production models at several different fuel cell manufacturers. Producers within the fuel cell sector have reported favourably on the graphite supplied to date with quotes ranging from “ it’s the best product that we have looked at yet” to “it holds it’s conductivity test better than anything we’ve seen and with no hydrogen leakage”.

The processing plant requires phased development to increase the feed material to meet projected market demands.  The table below gives the material feed required, capital cost and timeline for the Phased Production Program:

                   Phased Production Program

Phase	Raw Material Feed	Capex Cost($Cdn)	Planned Completion Date
Phase I	4,100 tonnes	$97,000	Dec2003 (done)
Phase II	25,000 tonnes	$776,388	Oct2004
Phase III (a)	50,000 tonnes	$0	Aug2006
Phase III (b)	90,000 tonnes	$0	Aug2007
Phase IV	180,000 tonnes	$1,000,000	Aug2008
Phase V	250,000 tonnes	$300,000	Aug2009

Note:  Phase I to II require an additional Cdn$603,296 operating capital.

At a design capacity of 250,000 plant feed tonnes per year, the plant has the potential to produce approximately 6,375 tonnes of high purity graphite (assuming a recovery of 85% and a long term feed grade of 3.0% graphitic graphite) generating up to Cdn$16.45 million per year in revenue; assuming an average market price of US$1935 per tonne (US$0.88 per pound) for the course and fine graphite products, and an exchange rate of 1.33 $Cdn to 1.00 US$.

With the issuance of the mining permit the Company has taken the next steps towards advancing the project into full production. Recently, the Company has successfully completed the Phase I expansion whereby it will be feeding graphitic material to the plant at a designed rate of 4,100 tonnes per year.  It is anticipated that the Black Crystal Project will operate as a graphitic sand quarry for approximately the first 5 years before shifting to a hard rock simplified drill and blast operation (identical to Chinese graphite operations) in the sixth year.  Selective underground mining using roadreaders and ramcars is considered within 10 years.  The shallow dip or geometry of the deposit approximates the slope of the mountain side thus making it advantageous to directly remove the mineralized material to a depth of approximately 30 metres rather than developing a conventional open pit. Quarrying, screening, and haul services will be done under contract with local operators and the quarry will be operated on a seasonal/market demand basis.

The Company plans to proceed with further exploration work to define the extent of a promising flake graphite discovery made in year 2001.  The discovery is located in close proximity to the processing plant.  Although this discovery and other promising new occurrences are at a preliminary stage of evaluation, they do represent the potential to reduce haulage operating costs because of their proximity to the processing facilities.  Moreover, the new discovery is located at a lower elevation relative to the main resource area (1,800 metres ASL), which opens up the possibility of year-round quarrying activities thus enhancing the potential production of high purity graphite throughout the year.  The discovery has been exposed for study purposes by the Company’s equipment for study purposes during year 2003.

The Company has produced material for several orders for fuel cell plate production and has shipped several samples to various end users testing the product.

Mining

The Black Crystal Project will be mined by open pit quarry methods in the first several years of the project.  For the most part, the Regolith Zone is deeply weathered and not expected to require blasting.  The material will be ripped and loaded using excavators into 40-tonne capacity truck & trailer units then transported 29 kilometres to the plant site.  Quarrying, haulage, crushing and screening will continue to be done under contract and the Company estimates, from experience, mining costs of approximately $13.00 per tonne of graphitic material extracted.  Quarrying activities will be restricted to a maximum 150-day period commencing in June and ending in October for the Black Crystal location.  With processing capacity of 250,000 tonnes of graphitic material per year, as limited by its mining permit, nominal rates of quarrying will be 2,000 tonnes per day assuming that the Black Crystal deposit is the only mineralized zone that the Company produces from.

Under the current mine plan, as the quarrying resources near depletion, the Company will shift to an underground mining method at the Black Crystal location.  Based on information to date, a selective room and pillar retreat mining method appears most suitable given the configuration of the deposit.  The Company plans to use trackless mechanized equipment and road headers for mining.  The room and pillar method should provide for selective mining, thereby optimizing the plant feed grade. During the underground mining phase, it may be possible to operate year-round.

Processing

The processing plant at the Black Crystal Project is operating and has recently completed Phase One Expansion increasing plant capacity feed rate to approximately 4100 tonnes per year.  The process initially sizes and sorts the unconsolidated material using screens and separators.  The material is pumped in a slurry form to a bank of standard flotation cells, after being conditioned with an organic reagent (pine oil), in order to separate the graphite from fine non-graphite material.  Graphite has excellent flotation characteristics and floats on the top of the slurry where it is skimmed and removed from the circuit for later additional processing and drying.  The Company conservatively forecasts process plant recoveries of 75% in the first year of operations gradually increasing to 90% in later years.

The Company’s processing system is perhaps the most advanced of its kind in the graphite industry.  It is the only company that has achieved graphitic carbon grades as high as 99.5% without using expensive and dangerous chemicals such as hydrofluoric acid and sodium hydroxide.  The Company has easily produced 4 tonnes of product per day at 96% graphitic carbon grade concentrate.  The system becomes slow and complex for grades at +96% graphitic carbon.

Project Economics

With excellent access to transportation and low hydropower costs, the Black Crystal Project is expected to be a low-cost producer.  The Company is projecting site operating costs of approximately $21.00 per tonne of graphitic material processed based on annual processing input of 250,000 tonnes.

The Company estimates that revenue from graphite sales for planning purposes average approximately US$1935 per tonne of graphite produced in the first year and remain at the level over time.  Using this price, the in-situ value per tonne of graphitic material at the Black Crystal Project is approximately Cdn$81 per tonne of graphitic material after taking grade (concentration) and shrinkage into account. Based on preliminary estimates, the projected unit operating costs of Cdn$32 per tonne is substantially lower than the gross per tonne in-situ value of graphite material for a net gain of Cdn$49/tonne.

The breakeven production rate is estimated at 3.0 tonnes of total product per 12-shift at an average price of US$1935 per tonne (US$0.88 per pound).

Plant Addition

For the Company’s project to increase its production to a profitable level, an addition to the existing plant is required.   This addition is needed for: 1) drying, 2) screening, 3) bagging, 4) product heated storage 5) chemical storage, 6) sample preparation area, 7) weather protection for existing equipment and structures, and 8) production expansion capabilities.

The plant addition would be a pre-engineered structure eventually being 532 square metres attached at the northeast end of the existing plant.  It would have a sloped roof, which would cover the existing buildings (laboratory & geology office) with central columns separating the drying, screening and bagging from the storage & sample prep areas.  For Phase II, a two room 235 square metre additions is planned with the remaining 297 square metres being added during Phase IV.  One of the rooms will be dedicated to dry screening, bagging and storage at such a controlled temperature, which will ensure the graphite product is bone-dry before shipping.

A prototype electric vertical rotary disk dryer has been designed and constructed, and tested by the Company employees with excellent success to ensure a required bone-dry product.  A three-metre long diesel fired pre-heat rotary dryer has been added for Phase One.

The current hydrochloric acid leach circuit has a capacity of 1.5 tonnes per eight hours. The Phase Two expansion, which will be in the existing plant area, will require four leach tanks (the Company presently owns one). The tanks will be closed plastic water/sewage tanks with built in agitators. The major purchase for Phase Four is a $625,000 substation along with a feed grinding circuit and the remaining building addition.  Phase V costs are primarily for a flotation section addition and another thickener.

Production Rates for Phased Development

On December 31, 2003, the Company completed a capital expenditure of $97,000, thereby raising the high purity product to a production level of 0.75 tonnes per day (known as Phase I Upgrade).  Phase II Expansion is based upon a production product rate of 4 tonnes per day of which approximately 3.4 tonnes are of high purity graphite and 0.6 tonnes of fine graphite (-150 mesh).   Four 12-hour shifts are planned per week with one weekday down for maintenance and two days for the weekend.  The other 12 hours in a day are reserved for future expansion based on market conditions; this is known as Phase III (a) for a 24 hour 4 day per week operation and Phase III (b) for a 24 hour 7 day per week operation.

On an annual basis, Phase II capital expansion results in a theoretical feed requirement of 27,726 tonnes.  In reality there will be unscheduled delays (breakdowns, power outage, weather, etc.) estimated at a worst case of 10% of the time, which results in a level of 24,960 tonnes of feed per year.  The amount of product would be 748.8 tonnes per year of which 636.5 tonnes would be of high purity fuel cell type grade.

The plant would then be in an excellent position for Phase III (a) & (b) expansion which would be a continuous operation.  The production level could then reach 87,360 tonnes of feed per year at a product level of 2,620.8 tonnes of which 2,227.7 tonnes would be of high purity fuel cell type grade.  Unit costs at this production level would also take a major drop plus capital is not required for this expansion.

Phase IV expansion would be to increase the feed rate to 180,000 tonnes of feed per year (5040 tonnes of product) followed by a Phase V at 250,000 tonnes of feed per year (6250 tonnes of product).  The proposed new addition to the plant could handle the drying, screening, packaging and storage to the Phase V production level.

Property Description and Location

The Black Crystal Graphite Property is located within the Slocan Mining Division in British Columbia.  The area of greatest interest on the property is roughly centred at UTM coordinates 5513800N, and 444700E.  It is found approximately 51 kilometres north of Castlegar, or approximately 27.5 kilometres northwest of the village of Passmore.  The property is located in the Valhalla Range of the southern Selkirk Mountains, and is displayed on NTS map 82F/13, or Trim maps 082F071, 072 and 082.

The Black Crystal Graphite Project consists of 81 square kilometres (20,032 acres) of claims held by the Company in the regional deposit area. The deposit of present focus (Molly 1 to 4) is located approximately three kilometres south of the Valhalla Wilderness Provincial Park boundary and between Arrow Lake and Slocan Lake.

The Company has finalized tenure for a two square kilometre 30-year mineral lease where its graphite material beneficiation (flotation) plant, office, and related structures are located. This location is near the boundary of Koch Creek and the Little Slocan River; 14 kilometres west from Provincial Highway 6 on a maintained two-lane gravel forest service road. The Hoder Creek deposit is a further 29 kilometres to the north also accessed on a well maintained forestry service road. The nearest settlement on Highway 6 of any size is Slocan Park, which is 4 kilometres to the south from the intersection. The cities of Nelson and Castlegar are within a 50-minute drive from the plant site.  On 4 July 2002, the Company received its Mining Permit (No. M-211) for the

Black Crystal deposit, which meets the requirements of the BC Ministry of Energy & Mines. The project presently has all of its permits in place to operate the quarry and processing plant.

The property consists of groups of claims that are non-contiguous.  The claim group to the north covers the area of graphite mineralization and the group to the south holds exploration claims and the plant site infrastructure.  The north block of claims has four two-post mineral claims, and six four-post mineral claims for a total of 10 claims.  This block of claims contains 114 claim units.  The four two–post mineral claims are entirely enveloped by one of the overlying Modified Grid four-post mineral claims.  The block of claims to the south has ten two-post and twelve four-post mineral claims for a total of twenty two claims.  This block of claims contains an internal set of claims (330607 & 330606) that are not part of the Company’s land package.   The southern claim block contains a total of 200 claim units.  The office and plant facilities are covered with the Mill #1 and Mill #2 claims (now on the two square kilometre 30-year mineral lease – No. 392322), which also includes a deposit of graphitic mineralization.

The Company holds a 100% interest in all of these claims.  An application was made to the Crown to convert all of the four two–post mineral claims, which cover the deposit area, to mining lease; this was approved in July 2002 (No. 390937).

A registered legal surveyor has surveyed the two–post mineral claims, and the position of the common Legal Corner Post for the PB1, 2, 3, and 4 claims.  All of the claims can be found on B.C. Energy and Minerals Division, Mineral Titles Branch, Mineral Titles Reference Maps 082F071, 082F072, and 082F082.

All of the claims are presently in good standing, and the pertinent data is provided in the table in Item 4 – “Property, Plants, and Equipment – Mineral Property”.

In the past three years the Company has exercised due diligence and has commissioned reports to study the area covered by the proposed quarry operation.  The nature of these studies has involved environmental, First Nations and archaeological concerns, water availability for the project area, terrain stability, road transportation, ground water, flora and fauna and socio-economic impact.  Copies of some of these reports are available for viewing at www.crystalgraphite.com/private.

Timber harvesting on the two operations areas is covered by a license from the Ministry of Forests.  This license was issued in 2002 and expires in 2007.

The Company has also received a bulk sample permit to allow extraction of a 10,000 tonne sample of graphitic material discovered adjacent to the plant facilities.

There is a 20% gross profit royalty for a period of 10 years on Molly claims #1 through #4 and PB claims #1 through #6, ending August 2010 to a maximum of $1.7 million.   The royalty is defined as 20% of the gross receipts from sales received from the product of the property, less direct operating costs.

The Black Crystal Graphite project is not subject to any environmental liabilities.  There is a potential for acid generation from the quartz unit; however, because it is the footwall to the graphite mineralization, excessive exposure of the quartz unit will be minimized through mine planning.

Since the graphite deposit is regional, which is typical for this type of deposit; graphite mineralization is observed in numerous locations within the claims.  The primary area of interest is the large outcrop at Hoder Creek on Molly 1 to 4 claims (now a mineral lease), and the recently discovered mineralization adjacent to the processing plant.

There is tailings storage in a dry form within 50 metres of the processing plant.  Most tailings have been used as road building material and concrete additive. The waste from quarrying has been used for in-pit dumping resulting in only very temporary waste dumps.

The climate at the processing plant area is mild with annual temperatures varying from –15 to +40 degrees Celsius.  Annual snowfall averages a depth of approximately 0.5 metres with 600 mm of annual rainfall.   Because the Hoder Creek deposit area receives an annual average snowfall of three metres, quarry production is only scheduled as a five-month operation thereby producing in excess of twice the tonnage rate than the plant throughput.  The short summers can be somewhat rainy, although conditions are normally quite favourable for performing geological fieldwork and quarrying during this time.

Power for processing is obtained from a 63kv power line 500 metres from the plant.  This power line is entirely dedicated for the Company’s use and is fed directly from a dam on the Kootenay River.  The Company also has diesel generated back-up power.  Power and water supply are not necessary for the quarry site.  The plant site has two wells and a spring for supply water plus a water use permit for the pumping of water from the nearby Koch Creek.  Skilled and semi-skilled personnel have been available locally with all contractors, consultants, and employees residing within 70 travel minutes of the plant.  The Company uses contractors for quarrying and hauling material.  The plant site has telephone communication with Telus via repeaters, global satellite telephones, and satellite internet services.

The potential tailings storage area has a capacity of 125 years operating at 250,000 tonnes of tailings per year.

The Black Crystal Graphite Deposit is located in an area of complex granitic and metamorphic rocks known as the Valhalla Range of the southern Selkirk Mountains.  The Valhalla Range consists of high, steep-walled, serrated, east-west trending ridges.  Local relief varies from 535 to 2800 metres in elevation with mountain valley relief from 1000 to 1500 metres.  There is a succession of inward-facing cliffs rising steeply to gently curving ridges.  Each successive cliff is followed by long, gentle, outward slopes that are succeeded in turn by more inward facing cliffs.

The vegetation at the Black Crystal deposit is classified as sub-alpine.  Immature Engleman Spruce, Alpine Fir and abundant slide alder cover the area of investigation.  Mature pine, cedar, and fir grow in the plant site lease area.

History

The Black Crystal area has been the focus of considerable exploration work, especially within the past several years.  The property was originally staked in the 60s by Mr. Steve Paszty of Castlegar, BC, but was allowed to lapse before long.  The property lay dormant until 1992, when it was restaked by Mr. Paszty, who subsequently optioned it in July 1993 to Industrial Mineral Park Mining Corporation (IMP).  Immediately after optioning the property, four modified grid four-post claims were staked, which enveloped the four original two-post mineral claims.  Two modified grid four-post claims were eventually staked to further increase IMP’s holdings in the immediate area.  In November of that year, DDH Geomanagement Ltd. conducted a preliminary sampling/assessment program in the area of the main Black Crystal showing.  Two samples of unknown quantity were submitted to Process Research Associates Ltd. of Vancouver for initial bench flotation scoping tests and size distribution studies, while a further 25 samples were taken from four discrete locations.

In 1994 a six-hole reverse circulation (RC) drilling program totalling 250 metres of 4.5" borehole was conducted by DDH Geomanagement Ltd. on the property.  During the same period, some preliminary surficial geological mapping was done, and a 440 kg bulk sample was extracted in the vicinity of the RC-94-1 collar.  The unconsolidated material from this bulk sample was subjected to flotation testing.

In 1995, a 13-hole diamond drilling program was conducted on the property by D.A. Howard of DDH Geomanagement Ltd.  All holes were logged by L. Demczuk.  In total, 577 metres of NQ diameter drill hole were drilled between March 29th and April 22nd of that year.  These holes were drilled in two strings: one which ran along the bottom access road from the Hoder Creek valley floor, and the other, which ran along the road to the present day pit area.  The depths for these holes ranged between 29.6 and 92.0 metres.  In the fall of 1995, a 3,000-tonne bulk sample was excavated from the same general area as the 1993 bulk sample and hauled to the Koch Creek plant site for eventual beneficiation.

To determine the optimum method of drilling and sample analysis, a comparison was made using the data from the 1994 reverse circulation drill program and diamond drill holes from 1995, which twinned some of the 1993 RC holes.  A comparison was also made between the results obtained utilizing the “Leco” method, versus those obtained using the  “Double Loss on Ignition” (DLOI) method.  DDH Geomanagement Ltd. concluded that diamond drilling produced the most reliable data.

No formal surveying was completed on the location of the drill hole collars from either the 1994 or 1995 drill programs.  The collar locations were reported on the drill log relative to (1) the intersection of the road they occurred on, and (2) the northern boundary of the Molly claims.  These locations were likely measured using a hip chain.

Some metallurgical work was conducted on area samples by Process Research Associates Ltd. of Vancouver and by Quinto Technology Inc.’s (a related company) metallurgical facility in Lumby, BC.

A further diamond drilling campaign was undertaken in 1997, under the direction of G. Addie.  Twenty-seven NQ diameter holes were drilled, for a total of 913.8 metres.  The core produced from this work was split and bagged, but only four of the samples produced were analyzed.  While several of the holes drilled in this program replicated locations that were drilled during the 1995 program, a number of new locations were tested.  All drill collars were surveyed by Timberland Consultants Ltd. of Nelson, BC using a differentially-capable GPS with a reported accuracy to within one metre.  Elevations of collars were taken from a map provided by Timberland.

In 1998, J. Snell conducted a scoping study on the property and used field observations to outline the surface trace of the calc-silicate host horizon and calculate the underlying resource.  In addition to this resource definition work, a bulk sample of unknown size was taken from an exposure of friable graphite mineralized calc-silicate material located on the main access road immediately above the Hoder Creek Valley.  Also, a handheld auger drilling program was reportedly undertaken in which 90 holes (or 675 metres) were drilled on a 100 x 100 foot grid in the main area of previous investigation.  The material taken from this drilling was composited and submitted as one sample for flotation testing, along with the bulk sample mentioned previously, to International Metallurgical and Environmental Inc. in Kelowna, BC.

The Black Crystal graphite deposit originated in geological time in an island arc, marine basin environment where limestone, calcareous argillites and intermittent volcanics, all of which contained carbon to a high degree, were deposited over a long period of geologic time in the Triassic-Jurassic Period (approx. 225 million years ago).  During the late Jurassic Period (approx. 150 million years ago) there was the intrusion of batholithic granites.  This resulted in great heat and pressure, which metamorphosed the sedimentary carbon within the intruded marine assemblage to crystalline graphite of inferred economic grade.  The host rocks were metamorphosed primarily from limestone to marble of other limey metasediments.  The granites within the batholith were metamorphosed to hybrid or mixed gneisses.  This calc-silicate metasediment is regional (typical of flake graphite deposits) with numerous occurrences graphite exposed in the Hoder Creek and Little Slocan River Valleys.

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

1()

Barrett E.G. Sleeman, E.M., P.Eng., Memorandum Re “Summary - Black Crystal Graphite”, July 13, 1998.

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

Administration

During the period September of 2002 to August of 2003 the average monthly administration costs are approximately $110,089 and the total administration costs were $1,321,068.

The average monthly administration costs were as follows:

Category	Monthly Cost (Approximate)
Wages, benefits and subcontractors:	$30,330
Legal	$4,594
Marketing:	$38,168
Travel:	$6,332
Shareholder Information and Investor Relations:	$13,808
Audit and accounting:	$3,725
General and Administrative:	$5,422
Occupancy costs:	$4,956
Transfer Agent fees:	$724
Amortization:	$558
Advertising and promotion:	$196
Listing and filing fees:	$643
Automobiles:	$493
Consulting fees:	$140

Total:	$110,089

Variations in the administration costs are mainly due to increases in wages and benefits, professional fees (legal and auditing), shareholder communication and regulatory compliance.

Environmental Regulation

The Company is subject to the following environmental regulations set out by the Ministry of Energy, Mines and Petroleum Resources, Land Management and Policy Branch – Kootenay Division:

  Mass Wastings & Surface Erosion

  Roads & Bridges

  Slope and terrain stability

  Northern Goshawk Nesting Site

  Deer Winter Range

  Impact on Bears

  Traffic Management

  Environmental Monitoring

  Reclamation Program

  Re-vegetation and Use of Suitable Growth Medium

  Watercourses

  Trenches

  Drilling & Major Excavations

  Disposal of Fuels & Toxic Chemicals

  Safety Provisions

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

C.

Organizational Structure

The Company does not own any subsidiaries and is not part of a group.

D.

Property, Plants and Equipment

Office Space

The Company utilizes about 1,441 square feet of office space in Vancouver, British Columbia, under an office lease for a term expiring on November 13, 2006.  The landlord is Bank Vontobel AG.  The Company’s monthly rent in 2003 was $4,847.89.  In addition, the company has a 580 square foot operations office adjacent to its pilot plant site.

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

The infrastructure in-place was inadequate at the end of August 2000.  As of August 31, 2003, all infrastructure is operational which includes:

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

Equipment

The Company’s mobile fleet includes:

1 - Caterpillar 235C excavator

1 - Caterpillar 980 front end loader

1 - Ambulance

1 - Ford 150 4x4

1 - GMC Suburban

1 - Ford loader

1 - Industrial forklift

1 –GMC 15ton capacity dump truck

1 - Sand truck

1 – Product forklift

1 – screen for sifting and sizing graphite

The Company presently has its required equipment for the first two years of operation.

The Company’s plant contained 100% of the equipment needed as a pilot plant as of August 31, 2002.  The Company is modifying the process system to improve productivity.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

U.S. and Canadian GAAP Differences

The financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with those of the U.S., except as disclosed in Note “14” to the audited financial statements of the Company for the years ended August 31, 2003 and 2002.

B.

The Company

Year ended August 31, 2003 compared with the year ended August 31, 2002

Liquidity and Capital Resources

During the year, the cash position decreased by $190,065 resulting in a negative cash balance of $18,883 consisting of cash and term deposits of $16,091 offset by cheques written in excess of funds on deposit at $34,974 at August 31, 2003 compared with $171,182 at August 31, 2002.

The Company used $207,398 for operating activities during the year compared with $2,117,225 in the prior year.  The major decrease is due to the lower level of expenses incurred in the year combined with the collection of significant Goods and Services Tax (“GST”) and British Columbia Mineral Exploration Tax Credit (“BC METC”) receivable balances and the large build-up of accounts payable at year-end.

The Company used $545,750 for investing activities during the year compared with $1,769,443 in the prior year.  After adjusting for amortization expense, the Company incurred $539,099 on mineral property costs compared with $1,040,447 in the prior year.  As mentioned in the Results of Exploration Expenditures section, the Company focused on testing and refinement of the plant processes in the current year whereas the prior year was spent making major modifications to the plant, bulk sampling and preparing technical reports.  A similar reduction in expenditures occurred with capital acquisitions.  The Company spent $6,651 on capital asset purchases during the year compared with $382,323 in the prior year.  In the prior year, the Company was obligated to put up a reclamation bond in connection with the mining permit and therefore invested $390,000 in a term deposit while recovering $46,023 from prior reclamation bonds for a net outlay of $343,977.  There was no such expenditure in the current year.

The cash resources provided by financing activities during the year were $563,083 compared with $118,262 in the prior year.

In December 2002, the Company completed a convertible debenture private placement of 350,000 debenture units at a price of $0.50 per unit for total proceeds of $175,000.  Each debenture unit consists of one redeemable common share and one-tenth of a non-redeemable common share.  During the year, 213,333 redeemable shares were redeemed for $106,667 plus interest.  The redeemable shares are secured by a registerable debenture, which bear interest after 1 April 2003 at a rate of 1% per month.

In March 2003, the Company completed a private placement of convertible debentures for total proceeds of $415,000.  The debentures bear interest at 8% per annum and have a one-year term with a due date of 31 March 2004.  The Company has the option to pre-pay (in cash or shares) the debenture after three months with a 2% prepayment bonus if paying in cash.  The debentures are convertible into one common share of the Company for each $0.35 of principal, but only if the shares of the Company are trading in excess of US $0.50.

During August 2003, the Company repaid $68,500 of this debenture in cash.  The balance of $346,500 plus imputed interest of $26,100 was converted into 990,004 common shares.  Financing fees in the amount of $62,250 were paid to unrelated parties in connection with this convertible debenture private placement.

During the third quarter, 1,000,000 options were granted to consultants of the Company and subsequently exercised for proceeds of $148,250 (US $100,000).  The Company recorded $245,900 as stock-based compensation in connection with the stock options granted.  The stock compensation expense is included with marketing in the financial statements.

The prior year financing balance was a repayment of related party loans.  There were no loans in the current year.

At August 31, 2003, the Company had a working capital deficiency of $550,322.  In the short term, the Company will rely on external debenture financing and private placement equity financing to fund its cash requirements.

Results of Operation

The Company incurred a net loss of $1,446,929 for the year ended August 31, 2003, as compared to a net loss of $1,913,120 for the year ended August 31, 2002, which represents a decrease of 24% or $466,191 over the prior year.  The loss for the year consists of an operating loss of $1,321,068 and other items such as write-down of investments of $3,613, finders fees relating to the convertible debentures of $62,250, interest on debentures of $43,589 (which includes $26,100 of accrued interest recorded on the conversion of 990,004 shares), net interest and bank charges of $2,027, capital tax of $3,553 and a loss on foreign exchange of $10,829.   The operating loss is made up of wages, benefits and payments to contractors of $363,957, marketing costs of $458,010 (which includes stock-based compensation expense in the amount of $245,900 booked for stock options granted to consultants), shareholder information and investor relations of $165,693, travel of $75,987, general and administrative of $65,067, occupancy costs of $59,477, legal fees of $55,130, audit and accounting fees of $44,700 and various other smaller expenses all under $10,000 each, totalling $33,047.

The decrease in the loss of $466,191 is mainly attributable to a decrease in operating costs of $157,039 and lower write-down over the prior year of $477,796 offset by a net increase in expenses of other items in the amount of $168,644.  The key operating expense items that decreased over the prior year were a decrease in legal fees of $295,060, decrease in travel of $60,392, decrease in wages, benefits and subcontractors of $46,730, decrease in audit and accounting fees of $44,132, decrease in transfer agent fees of $28,163 and a decrease in general and administrative of $21,353.  The decrease of these key items was offset by increases over the prior year in marketing of $48,409 plus the stock compensation expense of $245,900, and shareholder information and investor relations of $43,091.  The net fluctuation of the other operating expenses was an increase of $1,391.  Legal fees, travel costs, audit fees and transfer agent fees all returned to normal levels after several years of inflated costs due to the lawsuit brought against the Company in 2001 and the related issues with KAK Investments Inc.  Please refer to Note 11 in the Company’s audited financial statements for the year ended August 31, 2003 for further details.  The other decreases were due to the Company attempting to keep operating costs down as a result of decreased financial resources.  The increases in marketing and investor relations were due to the Company attempting to establish markets for its high purity flake graphite and to promote investment in the Company.  The finders’ fees relate directly to the convertible debenture funds received during the year.

The write-down of investments in the amount of $481,409 for the year ended August 31, 2002 was the result of the recording certain U.S. marketable securities at their market value and recording the Company’s investment in an Alberta company involved in the oil and gas sector at $1.00.  These investments are not expected to reflect value for several years.  See Note 4 in the Company’s audited financial statements for the year ended August 31, 2003 for further details.

Research and Development, Patents and Licenses, etc.

For the year ended August 31, 2003 and up to January 31, 2004 collectively, the Company did not incur any expenditures relating to either patent and/or license development or filings.

Trend Information

An International Marketing Team was initiated to determine:

  The range of graphite able to be produced from the deposit

  The demand for graphite in the markets of Japan, USA and Asia

  The range of graphite purchased, the sources of supply and quality demanded for each grade of graphite

  The likely prices of each grade of graphite

  Competitor analysis

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

Year ended August 31, 2002 compared with the year ended August 31, 2001

Liquidity and Capital Resources

Cash decreased by $3,768,406 in the fiscal year 2002 and resulted in a cash balance of $171,182 at August 31, 2002, as compared to $3,939,588 at August 31, 2001.  The August 31, 2002 cash balance does not include the following: GST and other tax recoverable in the amount of $233,763 (subsequently received), BC METC receivable in the amount of $323,087 (subsequently requested), or the cash amount of $390,000 invested in a term deposit and pledged in a Safekeeping Agreement with the Ministry of Employment and Investment, Energy and Minerals Division for a reclamation bond.

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

Trend Information

An International Marketing Team was initiated to determine:

  The range of graphite able to be produced from the deposit

  The demand for graphite in the markets of Japan, USA and Asia

  The range of graphite purchased, the sources of supply and quality demanded for each grade of graphite

  The likely prices of each grade of graphite

  Competitor analysis

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

Results of Operations

The Company incurred a net loss of $2,379,069 for the year ended August 31, 2001, as compared to a net loss of $273,947 for the year ended August 31, 2000.  This increased loss was a result of the development of the Black Crystal Project and the cost incurred in the investigation of resources based opportunities, for a total $1,836,777.  Pilot plant testing began in August 2001 and no operating revenue was recorded as the Black Crystal Project is in the pre-production and development phase of work.  Interest income in fiscal 2001 was $325,868 compared to an interest expense of $6,723 in fiscal 2000.  The increase is due to a higher cash balance.  The Company's administrative expenses were $704,902 in fiscal 2001 as compared to $145,897 in fiscal 1999.  The increase is a result of the Company's activities at the Black Crystal Project which required additional supervision and associated market research.

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

Research and Development, Patents and Licenses, etc.

For the year ended August 31, 2001 and up to June 30, 2002 collectively, the Company did not incur any expenditures relating to either patent and/or license development or filings.

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

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director/ Officer of the Company Since	Number of Shares of the Company Beneficially Owned, Controlled or Directed(1)
Gordon J. Sales Vancouver, British Columbia, Canada President, CEO and a Director of the Company	Businessman, Self-Employed Investor	President since December 1999 Director since October, 1998	876,658
Richard J. Ivy Pittsburg, PA USA Director of the Company	Self-Employed Businessman	July 04, 2000	Nil
Geoffrey R. Caine Vancouver, British Columbia, Canada Director of the Company	Retired Businessman	January 18, 1996	731,387

Barrett Sleeman Vancouver, British Columbia, Canada Director of the Company	Self-Employed Professional Engineer	March 18, 1999	146,000
Edward J. Nunn Nelson, British Columbia, Canada Chief Operating Officer	Professional Mining Engineer	General Manager July 1, 2000 Vice President Operations September 30, 2003	44,975
John H.P. Geisler Vancouver, British Columbia Vice President – Corporate Development	Sussex Insurance	Vice President of Corporate Development September 30, 2003	35,300
Bernie Zacharias Langley, British Columbia Chief Financial Officer	Chartered Accountant Tonelli & Associates	January 13, 2004	Nil
Lana Bea Turner Vancouver, British Columbia, Canada Secretary and Chief Financial Officer	Accounting Previously held Secretary (Officer) with Promax Energy Inc. from 1993 to 2000	March 3, 2000	Nil

Notes:
(1)	These figures are as of January 31, 2004

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

  Mr. John H.P. Geisler (age 53) is Vice President of Corporate Development of the Company.  Mr. Geisler, who was appointed on September 30, 2003, has an extensive background in the financial services industry and is responsible for corporate marketing functions, including all aspects of strategic planning, acquisitions, and working with the financial community.

  Mr. Bernie Zacharias is Chief Financial Officer of the Company and was appointed on January 13, 2004.  He is also Vice President of Tonelli & Associates Chartered Accountants.  Bernie received his Chartered Accounting designation in 2000 by examination in 1998.  Over the past seven years, Mr. Zacharias has worked extensively with mineral exploration and development stage companies on the TSX Venture Exchange as well as Foreign Private Issuers reporting to the Securities and Exchange Commission.

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

Aggregate Ownership of Securities

There are presently an aggregate of 1,834,320 common shares of the Company owned by all of the Directors, Officers and promoters of the Company representing 7.01% of the total issued and outstanding common shares of the Company.

Other Reporting Issuers

The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within five years prior to the date of this Annual Report:

Member	Position with Other Reporting Issuer
Gordon J. Sales	BGR Corporation – Director since August 22, 2003
Lana Bea Turner	Secretary of Jet Gold Inc. since December 2003 Secretary of Promax Energy Inc. – resigned in March of 2000
R. Geoffrey Caine	Served as a Director of Quinto Mining Corporation from 1994 to 1998.
Barrett Sleeman	Currently, Director of Able Auctions and Dexpon Technologies Served as President & a Director of Java Corporation until April of 1999
Richard Ivy	Nil
John H.P. Geisler	Nil
Bernie Zacharias	Nil
Edward Nunn	Nil

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

Other Information

There are no family relationships between any of the Directors or Officers of the Company.  The approximate percentage of business time that each Director and Officer will devote to the Company’s business is as follows:

Name	Percentage of Time
Gordon Sales	100%
Geoffrey R. Caine	5%
Barrett Sleeman	5%
Richard Ivy	25%

Lana Bea Turner	100%
John H.P. Geisler	100%
Bernie Zacharias	25%
Edward Nunn	100%

B.

Compensation

The Company’s Executive Compensation

The Company’s fiscal year end is the 31st day of August.

Pursuant to Form 41 of the Securities Rules (British Columbia), the Company is a “small business issuer”, which is defined as a company that:

  had revenues of less than $25,000,000 in its last completed financial year;

  is not a non-redeemable investment fund or mutual fund;

  has a public float of less than $25,000,000; and

  if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created three Executive Offices, namely that of President, Secretary, and CEO.  In this regard the Company’s named Executive Officers (collectively, the “Named Executive Officers”) are as follows:

Gordon Sales – Mr. Sales was appointed the President and CEO of the Company on December 9, 1999 and served as a Director since October, 1998.

Edward Nunn – Mr. Nunn was appointed the Vice President – Operations of the Company on September 30, 2003.

Lana Bea Turner – Ms. Turner was appointed the Secretary of the Company on March 3, 2000 and appointed the Chief Financial Officer of the Company on July 19, 2002 and resigned from this position on January 13, 2004.

John H.P. Geisler – Mr. Geisler was appointed the Vice President – Corporate Development of the Company on September 30, 2003.

Bernie Zacharias – Mr. Zacharias was appointed the Chief Financial Officer of the Company on January 13, 2004.

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

The following table details the compensation paid to the Company’s Named Executive Officers during the fiscal year ended August 31, 2003:

Summary Compensation Table Annual Compensation Long-Term Compensation
Name and Principal Position(1)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Gordon Sales President, CEO and a Director	2003 2002 2001	118,000 132,000 22,000	Nil Nil Nil	Nil Nil Nil	900,000 200,000 Nil	Nil Nil Nil
Lana Bea Turner Secretary and CFO	2003 2002 2001	49,920 49,920 48,320	Nil 500 Nil	Nil Nil Nil	100,000 20,000 50,000	Nil Nil Nil
Edward Nunn Vice President – Operations (2)	2003 2002 2001	118,000 88,000 108,000	Nil Nil 16,200	Nil Nil Nil	200,000 100,000 100,000	Nil Nil Nil
John H.P. Geisler Vice President – Corporate Development (3)	2003	45,000	Nil	Nil	400,000	Nil

Notes:
(1)	Refer to the disclosure found above the Summary Compensation Table hereinabove for a detailed description of the Company’s Named Executive Officers.
(2)	Mr. Edward Nunn was appointed as the Vice President - Operations on September 30, 2003.
(3)	Mr. John H.P. Geisler was appointed as the Vice President – Corporate Development on September 30, 2003.

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

Options/SAR Grants during the most recently completed Financial Year

As of January 31, 2004, the Company had granted the following options to purchase common stock of the Company as follows:

Name of Optionee	Position	Number Of Optioned Shares	Exercise Price	Date Granted	Expiry Date
Gordon J. Sales	Off/Dir	400,000	CDN$0.68	Oct 29/01	Oct 29/06
Gordon J. Sales	Off/Dir	900,000	US$0.20	Sep30/03	Sep18/08
Lana Bea Turner	Officer	90,000	CDN$0.68	Oct 29/01	Oct 29/06
Lana Bea Turner	Officer	100,000	US$0.20	Sep30/03	Sep18/08
Geoffrey Caine	Director	100,000	CDN$0.68	Oct 29/01	Oct 29/06
Geoffrey Caine	Director	200,000	US$0.20	Sep30/03	Sep18/08
Ernest Resources Ltd	Director	100,000	CDN$0.68	Oct 29/01	Oct 29/06
Ernest Resources Ltd	Director	100,000	US$0.20	Sep30/03	Sep18/08
Richard J. Ivy	Director	50,000	CDN$0.68	Oct 29/01	Oct 29/06
Richard J. Ivy	Director	50,000	CDN$1.08	Oct 29/01	Aug13/06
Richard J. Ivy	Director	300,000	US$0.20	Sep30/03	Sep18/08
Edward J. Nunn	Officer	200,000	CDN$0.68	Oct 29/01	Oct 29/06
Edward J. Nunn	Officer	300,000	US$0.20	Sep30/03	Sep18/08
Paul Boucher	Consultant	25,000	CDN$0.68	Oct 29/01	Oct 29/06
Paul Boucher	Consultant	25,000	CDN$0.81	Oct 29/01	May30/03

Aaron Zukowski	Employee	50,000	CDN$0.68	Oct 29/01	Oct 29/06
Vic Learmonth	Employee	50,000	CDN$0.68	Oct 29/01	Oct 29/06
Vic Learmonth	Employee	200,000	US$0.20	Sep30/03	Sep18/08
Sheila Street	Employee	50,000	CDN$0.68	Oct 29/01	Oct 29/06
Diana W. Morton	Employee	50,000	CDN$0.68	Oct 29/01	Oct 29/06
John Geisler	Employee	400,000	US$0.20	Sep30/03	Sep18/08
Pro Matrix Cap.	Consultant	305,000	US$0.20	Sep30/03	Sep18/04

Notes:

(1)

Ernest Resources Ltd. is controlled by Mr. Barrett Sleeman, a Director of the Company.

A total of 4,045,000 shares are issuable pursuant to stock options.

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

A.

Board Practices

The Board of Directors meet quarterly to set policy and review the progress as well as review and approve budgets and expenditures.

The Company

The following is a list of the appointment dates of the current Directors and Executive Officers of the Company:

Director and Officer	Position with the Company
Gordon Sales:	President, CEO and a Director appointed on December 9, 2000 as President and October 18, 1998 as Director.
Geoffrey R. Caine:	Director appointed on January 18, 1996.
Barrett Sleeman:	Director appointed on March 1999.
Richard Ivy	Director appointed on July 4, 2001.
Edward J. Nunn	Vice President – Operations appointed on September 30, 2003
John H.P. Geisler	Vice President – Corporate Development appointed on September 30, 2003
Lana Bea Turner	Secretary appointed on March 3, 2000 and CFO appointed on July 19, 2002. Resigned as CFO on January 31, 2004.
Bernie Zacharias	CFO appointed on January 13, 2004

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

B.

Employees

The Company has the following five full-time employees as of August 31, 2002:

Mr. Gordon J. Sales is the Company’s President, CEO and a Director and is responsible for the overall management and administration of the Company.

Mr. Edward J. Nunn is the Company’s Vice President – Operations and General Manager and  is responsible for the production of the quarry and plant on our graphite deposit as well as assist the President in the overall management, administration, and growth of the Company.

Mr. John H.P. Geisler, is the Company’s Vice President of Corporate Development responsible for corporate marketing functions, including all aspects of strategic planning, acquisitions, and working with the financial community.

Ms. Lana Bea Turner, is the Company’s Office Manager, Principal Financial Officer, Bookkeeper, Corporate Filing and receptionist services to the Company.

Mr. Victor B. Learmonth, is the Surface Superintendent who is responsible as the front-line supervision to the labourers and contractors.

In addition to these employees, the Company also has a metallurgist and geologist engineer that it regularly uses as consultants on an “as needed” basis.

C.

Share Ownership

Directors and Officers

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

Name	Office	Number of Shares (1)
Gordon Sales	President, CEO and a Director	876,658
Geoffrey R. Caine	Director	731,387

Barrett Sleeman	Director	146,000
Richard Ivy	Director	Nil
Lana Bea Turner	Secretary	Nil
John H.P. Geisler	Vice President – Corporate Development	35,300
Bernie Zacharias	CFO	Nil
Edward Nunn	General Manager Vice President – Operations	44,975

Note:

(1)	These figures are as of January 31, 2004.

As a group the Directors and Executive Officers of the Company hold 1,834,320 common shares; which is 7.01% of the total amount of issued and outstanding common shares of the Company (see the section captioned “Options” hereinbelow for a detailed description of any and all Options held by the Directors and Executive Officers in and to the Company.)

Public and Insider Ownership

The Directors, Officers and insiders of the Company hold an aggregate of 13,199,861 common shares of the Company on a non-fully diluted basis, being 50.45% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 26,164,243 common shares of the Company, or 49.55% of the then issued and outstanding common shares of the Company, assuming that no Warrants to acquire common shares of the Company are exercised.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of management of the Company, as at August 31, 2003 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Common Shares
CDS & Co.(1)	7,208,823(2)	27.56%
KAK Investments Inc. (2)(3)	11,365,541	43.44%

Notes:

(1)

The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.

(2)

This information was supplied to the Company by the Company’s registrar and transfer agent, Pacific Corporate Trust Company.

(3)

As of November 4, 2002, the trustee in bankruptcy for Evergreen Securities Ltd. became the legal and beneficial owner of the shares of common stock of the Company held in the name of KAK Investments, Inc.  See Item 4 “Legal Proceedings and Stand-Still Arrangement” for more detailed information.

All the shareholders of the Company have the same voting rights.

To the best of the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government except for KAK Investments, Inc., which owns 43.44% of the Company.  However, as of November 4, 2002, the U.S. Bankruptcy Court ordered that the trustee for Evergreen Securities Ltd. situated in Orlando, Florida, is the legal and beneficial owner of the shares of the Company held in the name of KAK Investments, Inc.

To the best of the Company’s knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company other than as stated in this Annual Report.

A.

Related Party Transactions

None of the current Directors or Officers of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either case, has or will materially affect the Company.

B.

Interests of Experts and Counsel

This section is not applicable to the Company.

ITEM 8 – FINANCIAL INFORMATION

A.

Financial Statements and other Financial Information

The audited financial statements for the Company for the fiscal years ending August 31, 2003, and 2002 form a material part of this Annual Report.  See Item “19” hereinbelow.

B.

Significant Changes

There have not been any significant changes in the Company since the date of the most recent interim financial statements other than those disclosed in this Annual Report.

ITEM 9 – THE OFFERING AND LISTING

A.

Offer and Listing Details

This Annual Report does not relate to any offering of the Company’s shares.

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2003(1)	0.70 USD	0.14 USD
2002(2)	Not Available	Not Available
2001	$1.70	$0.85
2000	$1.85	$0.25
1999	$0.90	$0.25
1998	$1.75	$0.30

Notes:
(1)	The Company commenced trading on the OTCBB on March 31, 2003, and commenced trading on the CNQ on February 9, 2004.
(2)

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

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
Aug. 31, 2003(1)	$0.50 USD	$0.15 USD
May 31, 2003(1)	$0.70 USD	$0.20 USD
Feb. 28, 2003	Not Available	Not Available
Nov. 30, 2002	Not Available	Not Available
Aug. 31, 2002(2)	Not Available	Not Available
May 31, 2002(2)	Not Available	Not Available
Feb. 28, 2002(2)	Not Available	Not Available
Nov. 30, 2001(2)	Not Available	Not Available
Aug. 31, 2001	$1.55	$0.85
May 31, 2001	$1.35	$0.96
Feb. 28, 2001	$1.45	$0.89
Nov. 30, 2000	Not Available	Not Available

Notes:
(1)	The Company commenced trading on the OTCBB on March 31, 2003, and commenced trading on the CNQ on February 9, 2004.
(2)

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

The Company’s shares have been listed and posted for trading on the OTCBB since March 31, 2003.

B.

Plan of Distribution

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

C.

Markets

The Company’s securities have been trading on the U.S. OTC Bulletin Board since March 31, 2003, and on the CNQ since February 9, 2004. The Company’s shares were traded on the TSX Venture Exchange (the “TSX-V”) until January 25, 2002, at which time the Company’s securities were cease traded from the TSX-V for failure to timely file its financial statements.  At the Company’s annual general meeting on April 25, 2002, the shareholders agreed to not seek reinstatement of the Company’s shares on the TSX-V at the Board of Directors discretion.  Effective on October 18, 2002, the Company voluntarily delisted its shares from the TSX-V.  In addition, the Company’s share were listed for trading on the OTC Bulletin Board from March 21, 2000 to April 5, 2001 at which time the securities were delisted from the OTC Bulletin Board for failure to comply with the SEC reporting requirements due to the Company’s failure to timely file its Annual Report for the fiscal year ending August 31, 2000.

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

2.

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

The audited balance sheet of the Company as at August 31, 2003 and 2002, the statements of shareholders’ equity, loss and cash flows for the three years ended August 31, 2003, 2002 and 2001 and cumulative from date of reorganization (August 31, 1994) to August 31, 2003, are attached hereto and form a material part of this Annual Report.

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – EXHIBITS

A.

Financial Statements

This Annual Report contains the following financial statements and information respecting the Company:

1.

Auditors’ Report for the Company’s financial statements for the period ended August 31, 2003 dated December 5, 2003.

2.

Balance Sheet for the Company dated August 31, 2003.

3.

Statement of Shareholders’ Equity for the Company for the years ended August 31, 2003, 2002 and 2001.

4.

Statement of Loss for the Company for the years ended August 31, 2003, 2002 and 2001, and cumulative from date of reorganization (August 31, 1994) to August 31, 2002.

5.

Statement of Cash Flows for the Company for the years ended August 31, 2003, 2002, and 2001, and cumulative from date of reorganization (August 31, 1994) to August 31, 2003.

6.

Notes to the Financial Statements for the Company.

B.

Exhibits

This Annual Report contains the following Exhibits respecting the Company:

1.

Additional Exhibits:

(a)

Certification of Disclosure in Crystal Graphite Corporation's Annual Report by Gordon Sales.

(b)

Certification of Disclosure in Crystal Graphite Corporation's Annual Report by Bernie Zacharias.

(c)

Certification of Gordon Sales pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(d)

Certification of Bernie Zacharias pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CRYSTAL GRAPHITE

CORPORATION

(An Exploration Stage Company)

FINANCIAL STATEMENTS

31 AUGUST 2003

STALEY, OKADA & PARTNERS

Chartered Accountants

AUDITORS’ REPORT

To the Shareholders of Crystal Graphite Corporation:

We have audited the balance sheet of Crystal Graphite Corporation (An Exploration Stage Company) as at 31 August 2003 and 2002, the statements of shareholders’ equity, loss and cash flows for the three years ended 31 August 2003, 2002 and 2001 and cumulative from date of reorganization (31 August 1994) to 31 August 2003.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 31 August 2003 and 2002, the changes in shareholders’ equity, the results of its operations and its cash flows for the years ended 31 August 2003, 2002 and 2001 and cumulative from date of reorganization (31 August 1994) to 31 August 2003, in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
5 December 2003	CHARTERED ACCOUNTANTS

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 1
Balance Sheet
As at 31 August
Canadian Funds

ASSETS	2003	2002
Current
Cash and term deposits	$16,091	$171,182
GST and other taxes recoverable	19,257	233,763
B.C. Mineral Exploration Tax Credit receivable	-	323,087
Accounts receivable and advances	-	6,008
Prepaid expenses and deposits	19,126	18,723
	54,474	752,763
Investments (Note 4)	3,263	6,876
Mineral Property Costs - Schedule (Note 5)	7,008,834	6,258,851
Capital Assets (Note 6)	1,243,556	1,454,483
Reclamation Bonds (Note 5b)	390,000	390,000
	$8,700,127	$8,862,973

LIABILITIES
Current
Cheques issued in excess of funds on deposit	$34,974	$-
Payroll remittance payable	90,413	13,639
Accounts payable and accrued liabilities	479,409	142,157
	604,796	155,796
Convertible Debentures (note 7)	68,333	-
Continued Operations (Note 1)
Commitments (Note 10)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 8)	18,415,632	17,894,782
Contributed Surplus (Note 8c)	245,900	-
Deficit - Statement 2	(10,634,534)	(9,187,605)
	8,027,038	8,707,177
	$8,700,127	$8,862,973

ON BEHALF OF THE BOARD:

“Gordon Sales”                                        , Director

“Geoffrey Caine”                                      , Director

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 2
Statement of Shareholders’ Equity
Canadian Funds

	Common Shares
	Number	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 August 2000	21,351,984	$17,317,989	$-	$(4,895,416)	$12,422,573
Issuance of shares for:
- Exercise of options	200,000	118,000	-	-	118,000
- Exercise of warrants	802,730	458,793	-	-	458,793
Loss for the year	-	-	-	(2,379,069)	(2,379,069)
Balance - 31 August 2001	22,354,714	17,894,782	-	(7,274,485)	10,620,297
Loss for the year	-	-	-	(1,913,120)	(1,913,120)
Balance - 31 August 2002	22,354,714	17,894,782	-	(9,187,605)	8,707,177
Issuance of shares for:
- Exercise of options	1,000,000	148,250	-	-	148,250
- Conversion of debentures	990,004	372,600	-	-	372,600
Stock compensation equity included in contributed surplus	-	-	245,900	-	245,900
Loss for the year	-	-	-	(1,446,929)	(1,446,929)
Balance - 31 August 2003	24,344,718	$18,415,632	$245,900	$(10,634,534)	$8,027,038

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 3
Statement of Loss
For the Periods Ended 31 August
Canadian Funds

Cumulative From Date of Reorganization (31 August 1994) to 31 August 2003		2003	2002	2001
General and Administrative Expenses
Marketing (Note 8c)	$811,016	$458,010	$163,701	$189,305
Wages, benefits and subcontractors	1,405,403	363,957	410,687	259,612
Shareholders’ information and investor relations	428,472	165,693	122,602	107,124
Travel	358,724	75,987	136,379	120,054
General and administrative	342,313	65,067	86,420	69,423
Occupancy costs	237,818	59,477	60,088	54,993
Legal fees	702,431	55,130	350,190	161,883
Accounting and audit fees	176,978	44,700	88,832	8,187
Transfer agent fees	81,736	8,691	36,854	15,850
Listing and filing fees	89,035	7,722	6,456	6,159
Amortization	331,043	6,694	8,506	4,516
Automobiles	62,297	5,912	485	1,262
Advertising and promotion	21,069	2,344	6,507	2,436
Consulting fees	119,914	1,684	400	89,330

Loss Before the Following	(5,168,249)	(1,321,068)	(1,478,107)	(1,090,134)
Write-down of investments (Note 4)	(485,022)	(3,613)	(481,409)	-
Write-off of exploration costs on outside properties and properties abandoned	(1,836,777)	-	-	(1,836,777)
Gain (loss) on sale of capital assets	15,271	-	3,949	-
Write-off of capital assets	(32,633)	-	-	(29,335)
Finders fee	(62,250)	(62,250)	-	-
Interest on debentures	(43,589)	(43,589)	-	-
Interest and bank charges, net	162,251	(2,027)	52,262	325,868
Capital tax	(36,934)	(3,553)	(19,028)	(14,353)
Gain (loss) on foreign exchange	195,173	(10,829)	9,213	265,662
Loss for the Period	$(7,292,759)	$(1,446,929)	$(1,913,120)	$(2,379,069)

Loss per Share - Basic and Diluted		$0.06	$0.09	$0.11
Weighted Average Number of Shares		22,839,098	22,354,714	21,895,908

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 4
Statement of Cash Flows
For the Periods Ended 31 August
Canadian Funds

Cash Resources Provided By (Used In)	Cumulative From Date of Reorganization (31 August 1994) to 31 August 2003	2003	2002	2001
Operating Activities
Loss for the period	$(7,292,759)	$(1,446,929)	$(1,913,120)	$(2,379,069)
Items not affecting cash
Write-down of investments	485,022	3,613	481,409	-
Accrued interest on convertible debenture	26,100	26,100	-	-
Write-off of exploration costs on outside properties and properties abandoned	1,836,777	-	-	1,836,777
Loss (gain) on sale of capital assets	(15,271)	-	(3,949)	-
Write-off of capital assets	32,633	-	-	29,335
Stock compensation included in marketing fees	245,900	245,900	-	-
Amortization	331,043	6,694	8,506	4,516
Changes in non-cash working capital	527,164	957,224	(690,071)	240,598
	(3,823,391)	(207,398)	(2,117,225)	(267,843)
Investing Activities
Mineral property costs	(7,165,007)	(539,099)	(1,040,447)	(3,992,838)
Prepaid deposit	-	-	-	100,000
	(7,165,007)	(539,099)	(1,040,447)	(3,892,838)
Promissory notes receivable	(88,285)	-	(6,645)	(81,640)
Long-term investments	(400,000)	-	-	(400,000)
Purchase of capital assets	(2,984,661)	(6,651)	(382,323)	(1,086,822)
Proceeds on sale of capital assets	46,097	-	3,949	-
Reclamation bonds	(390,000)	-	(343,977)	-
	(10,981,856)	(545,750)	(1,769,443)	(5,461,300)
Financing Activities
Share capital - Issuance of shares	13,605,201	148,250	-	6,034,591
- Allotment of shares	-	-	-	(5,457,798)
	13,605,201	148,250	-	576,793
Proceeds from convertible debentures	1,095,186	590,000	-	-
Convertible debentures repaid	(175,167)	(175,167)	-	(31,641)
Due to (from) related parties	-	-	118,262	(118,262)
Loan receivable	100,000	-	-	-
	14,625,220	563,083	118,262	426,890
Net Decrease in Cash	(180,027)	(190,065)	(3,768,406)	(5,302,253)
Cash position - Beginning of period	161,144	171,182	3,939,588	9,241,841
Cash Position - End of Period	$(18,883)	$(18,883)	$171,182	$3,939,588

Cash Consists of:
Cash and term deposits	$16,091	$16,091	$171,182	$3,939,588
Cheques issued in excess of funds on deposits	(34,974)	(34,974)	-	-
	$(18,883)	$(18,883)	$171,182	$3,939,588

Supplemental Schedule of Non-Cash Consideration
Shares issued for property and equipment	$284,000	$-	$-	$-
Shares issued for convertible debenture	$372,600	$372,600	$-	$-
Shares issued for settlement of debt	$555,186	$-	$-	$-
Shares received for settlement of debt	$88,285	$-	$88,285	$-
Stock compensation expense included in marketing fees	$245,900	$245,900	$-	$-

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Schedule
Schedule of Mineral Property Costs
For the Years Ended 31 August
Canadian Funds

	2003	2002
Direct - Mineral
Black Crystal Property, Nelson, B.C.
Deferred exploration costs
Amortization	$210,884	$224,032
Wages, benefits and subcontractors	173,543	177,207
Field and general	157,008	236,442
Repairs and maintenance	71,214	145,590
Transportation and hauling	43,904	90,051
Crushing, screening and grinding	29,616	17,350
Travel, meals and accommodation	21,937	44,357
B.C. Mineral Exploration Tax Reduction (Credit)	13,584	(323,087)
Laboratory and assay	11,643	53,735
Environmental engineering	11,328	34,503
Telecommunications	4,888	25,738
Mine administration	3,476	9,860
Health and safety	3,083	9,147
Electrical engineering	3,000	7,070
Freight	2,616	5,691
Mining engineering and planning	1,665	219,855
Geology and geological engineering	460	136,047
Powerlines	-	96,314
Drilling	-	34,928
Mine site security	-	15,226
Surveying	-	8,120
Bulk sampling recovery	(13,866)	(3,697)

Costs for the Year	749,983	1,264,479
Balance - Beginning of year	6,258,851	4,994,372
Balance - End of Year	$7,008,834	$6,258,851

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

1.

Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, has a working capital deficiency of $550,322 and a deficit of $10,634,534.

The company is planning to meet its current obligations by raising funds via a private placement, securing financing and issuing shares for debt (Note 15).  The company's continued existence is dependent upon its ability to complete the private placement, obtain additional financing and continued support of its debtors and/or achieve profitable operations.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Cash and Short-Term Investments

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less.  The company places its cash and cash investments with institutions of high-credit worthiness.  At times, such investments may be in excess of federal insurance limits.

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

b)

Investments

Investments, in which the company has less than a 20% interest and where the company has no significant influence, are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

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

f)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provided for amortization on the declining balance method as follows:

  Beneficiation Plant - 30%

  Machinery and equipment - 30%

  Buildings - 30%

  Technical instruments - 30%

  Office furniture - 20%

  Computer hardware - 30%

  Vehicle - 30%

  Computer software - 100%

One-half of the above rate is taken in the year of acquisition.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

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

i)

Stock-based Compensation

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 September 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

j)

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

k)

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

l)

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

m)

Cumulative Figures

The figures provided for cumulative purposes represents the figures from the date of the company’s reorganization (31 August 1994) to 31 August 2003.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash and term deposits, GST and other taxes recoverable, accounts receivable and advances, cheques issued in excess of funds on deposit, accounts payable and payroll remittance payable.  Currency fluctuations may affect the cash flow which the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars, while the company's costs are incurred in Canadian and U.S. currencies.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

73

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

4.

Investment

Details are as follows:

	2003	2002
137,500 (2002 - 137,500) common shares of USCO (i)	$3,262	$6,875
100,000 (2002 - 100,000) common shares of ALCO (ii)	1	1
	$3,263	$6,876

i)

By letter agreement dated 4 April 2002, the company accepted 137,500 shares for debt totalling $88,285 due from an unrelated U.S. public company (“USCO”).  The shares were recorded at their fair market value of $6,875.

As at year-end, the USCO shares have been written down to fair market value.

ii)

During the 2001 fiscal year, the company purchased 100,000 common shares of a private Alberta company (“ALCO”) for $400,000, representing a 6.53% interest in ALCO.  ALCO, which is involved in the oil and gas sector and is negotiating an interest in certain properties located in the Yukon Territory, has an agreement with a First Nations group.  Although certain lands for the project have been identified with the First Nations group, the total exact lands which would be claimed by the First Nations group is uncertain.  In addition, the company may renegotiate its working interest into a royalty interest.  Consequently, final details are subject to negotiations with the First Nations group and the Federal government.

During the fiscal year ended 31 August 2002, management wrote down this investment to a nominal value for accounting purposes due to the uncertainty of further land claim settlements and the company’s ultimate realization of future returns on the investment.

5.

Mineral Property Costs

a)

Details are as follows:

	2003	2002
Black Crystal Property, Nelson, B.C.
Acquisition costs	$618,927	$618,927
Exploration costs	6,389,907	5,639,924
	$7,008,834	$6,258,851

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

5.

Mineral Property Costs - Continued

a)

By agreement dated 10 January 1995 and subsequent amendment, the company acquired a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

As consideration, the company, fulfilled the following conditions during prior fiscal years:

  Paid $300,000 cash

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

As part of the terms of the Mining Permit the company was required to invest a Reclamation Bond in the amount of $390,000 (completed).

75

6.

Capital Assets

Capital assets are recorded at cost.  Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Beneficiation Plant	$1,410,352	$683,885	$726,467	$726,467
Machinery and equipment	983,575	657,418	326,157	464,710
Buildings	189,674	108,859	80,815	113,203
Technical instruments	151,459	83,170	68,289	93,670
Office furniture	29,564	12,368	17,196	21,495
Computer hardware	35,687	21,774	13,913	19,674
Vehicles	62,457	51,950	10,507	15,011
Computer software	11,980	11,768	212	253
	$2,874,748	$1,631,192	$1,243,556	$1,454,483

76

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

7.

Convertible Debentures

a)

In December 2002, the company completed a convertible debenture private placement of 350,000 debenture units at a price of $0.50 per unit for total proceeds of $175,000.  Each debenture unit consists of one redeemable common share and one-tenth of a non-redeemable common share.  During the year, 213,333 redeemable shares were redeemed for $106,667 plus interest.  The redeemable shares are secured by a registerable debenture, which bears interest after 1 April 2003 at a rate of 1% per month.

The company has determined that the equity component of the convertible debentures is not material and therefore, the full amount of the debentures has been shown as a long-term liability.

Of this private placement, 100,000 units were subscribed for by related parties.

b)

In March 2003, the company completed a private placement of convertible debentures for total proceeds of $415,000.  The debentures bear interest at 8% per annum and have a one-year term with a due date of 31 March 2004.  The company has the option to pre-pay (in cash or shares) the debenture after three months with a 2% prepayment bonus if paying in cash.  The debentures are convertible into one common share of the company for each $0.35 of principal, but only if the shares of the company are trading in excess of US $0.50.

During August 2003, the company repaid $68,500 of this debenture in cash.  The balance of $346,500 plus imputed interest of $26,100 was converted into 990,004 common shares.

Financing fees in the amount of $62,250 were paid to unrelated parties in connection with this convertible debenture private placement.

Subsequent to the year-end, 57,144 common shares were returned to the company in exchange for the original principal amount of $20,000 plus accrued interest.

8.

Share Capital

a)

Details are as follows:

	Cumulative Number of Shares		Cumulative Amount
	2003	2002	2003	2002
Authorized:
250,000,000 common shares without par value
Issued and fully paid:
For cash	21,114,047	20,114,047	$16,507,906	$16,359,656
For property and equipment	948,889	948,889	558,500	558,500
Settlement of debt	1,291,778	1,291,778	992,714	992,714
Conversion of debentures	990,004	-	372,600	-
Finders fee for share issuance	-	-	(16,088)	(16,088)
	24,344,718	22,354,714	$18,415,632	$17,894,782

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

1.

Share Capital - Continued

b)

Share Purchase Options and Warrants

As at 31 August 2003, the following share purchase options were outstanding:

	Shares		Exercise Price	Expiry Date
Options	25,000		$ 0.68	18 March 2006
	25,000		$ 0.81	23 May 2006
	50,000		$ 1.08	13 August 2006
	620,000	(i)	$ 0.68	29 October 2006
	545,000		$ 0.68	29 October 2006
1,265,000

i)

During the 2002 fiscal year, these options were repriced and extended from prices ranging from $0.70 - $1.00 to $0.68 and dates ranging from 3 March 2002 - 23 January 2006 to 29 October 2006.  They have been presented at the amended price and expiry date.

During the year, 1,000,000 options were granted to consultants of the company and subsequently exercised for proceeds of $148,500 (US $100,000).

During the year, all outstanding warrants expired.

c)

Stock - Based Compensation

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.55%
Expected dividend yield	NIL
Expected stock price volatility	40.95%
Average expected option life in years	3 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

For non-employees, the current year stock option grant results in a compensation expense of $245,900 which has been recorded in marketing fees for the year ended 31 August 2003.  The offsetting entry is to contributed surplus.

There was no pro forma effect on net loss and loss per share for the year ended 31 August 2003 of the actual results had the company accounted for the 25,000 stock options granted to directors and employees using the fair value method.

78

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

9.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the year, fees for marketing services in the amount of $93,864 (2002 - $91,621) were paid to a company controlled by a director of the company.

a)

During the year, management wages of $317,339 (2002 - $314,420) were paid or accrued to a director, two officers of the company and a company controlled by a director.

c)

During the year loans of $79,193 (2002- $NIL) were made to the company by a director and a relative of a director and officer of the company.

d)

During the year interest of $10,334 (2002 $NIL) was paid or accrued to a director and officer, and a relative of a director and officer of the company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

Commitments

By agreement dated 16 August 2001, the company entered into a lease for premises expiring 13 November 2003.  Subsequent to the year end the company renewed the lease until 13 November 2004.  Minimum basic rent is as follows:

Amount
2004	$46,646

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

The company has lease agreements for office equipment and a vehicle with terms of 5 years and 3 years respectively.  Minimum basic charges are as follows:

Amount
2004	$7,847
2005	7,357
2006	3,372
$18,576

79

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

11.

Lawsuit and Settlement Agreement

During the 2001 fiscal year, a lawsuit was brought against the company and 15 other individuals/corporations (including KAK Investments Inc. (“KAK”), the majority shareholder of the company) by the trustee of Evergreen Security Ltd.

By settlement agreement made between the trustee and representatives of KAK and approved by the U.S. Bankruptcy Court, the trustee has become the legal and beneficial owner of the KAK shares, and the trustee thereby has full legal right as holder of the KAK shares.

During the year, the company and the Trustee were able to effect and execute a settlement agreement effective 7 November 2002.  The terms of the settlement agreement are that the company remove its receiver over the KAK shares granted by the Supreme Court of B.C. (which the company has discharged) and that for a period, the lesser of five years or the date the KAK shares constitute 20% or less of the issued capital of the company, the trustee shall be permitted to attend board meetings and to have the benefit of an Antidilution Agreement whereby the trustee may elect to purchase securities at the terms and price paid by third parties to maintain its percentage interest in the company.  The Bankruptcy Court approved the settlement agreement dated 19 November 2002 during the period.  The lawsuit is fully discharged in respect to the company.

12.

Income Taxes

The company has incurred non-capital losses of approximately $2,597,109 which may be carried forward and used to reduce taxable income in future years.

The company has incurred certain resource-related expenditures of approximately $8,380,494 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The resource deductions have no expiry date whereas the non-capital losses carried forward expire as follows:

Amount
2009	$1,427,154
2010	1,169,955
$2,597,109

The potential future tax benefits of these non-capital losses and the resource expenditures have not been reflected in the accounts of the company.

13.

Comparative Figures

Certain of the prior years figures, shown for comparative purposes, have been reclassified to conform with presentation used in the current year.

80

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

14.

Differences Between United States and Canadian Generally Accepted

     Accounting Principles “GAAP”

a)

Accounting Policy Differences

These financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The significant differences between Canadian and U.S. GAAP are as follows:

(i)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report for U.S. GAAP purposes, therefore, the company’s mineral property costs have been written off in this note to the financial statements.

(ii)

Under Canadian GAAP, the company was not required to record the effect of non-employee stock option based compensation expense in the financial statements until 1 September 2002.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair market value at the date the option granted.

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

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

14.

Differences Between United States and Canadian Generally Accepted

     Accounting Principles “GAAP” - Continued

b)

Statement Reconciliation

(i)

A reconciliation of the financial statements from Canadian to U.S. presentation is as follows:

	2003	2002	2001
Net Loss - Canadian Basis	$(1,446,929)	$(1,913,120)	$(2,379,069)
Write-down of ALCO	-	399,999	-
Write-off of mineral property costs	(749,983)	(1,264,479)	(2,276,216)
Compensation expense on common stock options granted to non-employees	-	(13,924)	-
Net Loss - U.S. Basis	$(2,196,912)	$(2,791,524)	$(4,655,285)
Other Comprehensive Income (Loss)
Unrealized gain (loss) - USCO	$(6,828)	$3,215	$-
Unrealized loss - ALCO	-	(399,999)	-
	$(6,828)	$(396,784)	$-
Net Loss per Share - Basic and Diluted - U.S. Basis	$(0.08)	$(0.12)	$(0.21)

i)

A reconciliation of certain balance sheet accounts from Canadian presentation to U.S. presentation is as follows:

	2003	2002	2001
Deficit - Canadian Basis	$(10,634,534)	$(9,187,605)	$(7,274,485)
Write-down ALCO	399,999	399,999	-
Write-off of mineral property costs - current	(749,983)	(1,264,479)	(2,276,216)
Write-off of mineral property costs - prior years	(6,258,851)	(4,994,372)	(2,718,156)
Stock compensation expense on common stock options granted to non-employees	(13,924)	(13,924)	-
Deficit - U.S. Basis	$(17,257,293)	$(15,060,381)	$(12,268,857)

	2003	2002	2001
Share Capital- Canadian Basis	$18,415,632	$17,894,782	$17,894,782
Stock compensation expense on common stock options granted to non-employees	13,924	13,924	-
Share Capital - U.S. Basis	$18,429,556	$17,908,706	$17,894,782

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

14.

Differences Between United States and Canadian Generally Accepted

     Accounting Principles “GAAP” - Continued

c)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to U.S. presentation is a follows:

Effective 1 September 2002, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 2i).  As required for employee stock options, the company discloses pro-forma income (loss) and pro-forma earnings (loss) per share based on the a fair value method (Note 8c).  Prior to 1 September 2002, for Canadian GAAP purposes, this disclosure was not required and therefore the U.S. GAAP requirement is presented below:

2002
Net Loss
As reported - U.S. Basis	$2,791,524
Compensation expense on common stock options granted to employees	556,958
Pro forma	$3,348,482
Net Loss
As reported - U.S. Basis	$0.12
Pro forma	$0.15

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

2002
Expected dividend yield	0.00%
Expected stock price volatility	61.0%
Risk-free interest rate	4.08%
Expected Life of options	5 years

The weighted average grant-date fair value of employee options granted in 2002 was $0.56 respectively.

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

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

14.

Differences Between United States and Canadian Generally Accepted

     Accounting Principles “GAAP” - Continued

d)

Recently Adopted U.S. Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB”) issued SFAS No. 141, “Business Combinations”.  SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after 30 June 2001.  In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after 30 June 2001.  The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and other intangible assets.  Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results.  Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on 1 September 2002 with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121.  Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  As a result, the criteria in APB No. 30 will now be used to classify those gains and losses.  Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  Finally, SFAS No. 145 also makes technical corrections to existing pronouncements.  While those corrections are not substantive in nature, in some instances, they may change accounting practice.  The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on 15 May 2002 for transactions occurring after such date with no material impact on its financial statements.  The Company will adopt the remaining provisions of SFAS No. 145, as required, on 1 September 2003 with no material impact on its financial statements.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

14.

Differences Between United States and Canadian Generally Accepted

     Accounting Principles “GAAP” - Continued

d)

Recently Adopted U.S. Accounting Standards - Continued

Recently Issued U.S. Accounting Standards Not Yet Adopted

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company will adopt SFAS No. 143, as required, on 1 September 2003.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded.  SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time.  If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date.  If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date.  The liability shall be recognized ratably over the future service period.  SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms.  A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract.  SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred.  The Company will adopt SFAS No. 146, as required, on 1 September 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure".  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002.  The Company will adopt SFAS No. 148, as required, on 1 September 2003 with no material impact on its financial statements.

85

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Financial Statements
31 August 2003
Canadian Funds

15.

Subsequent Events

a)

By a loan agreement dated 25 September 2003, the company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, of which $150,000 has been set up as an interest reserve to service the monthly interest instalments.  The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 26 September 2004.  The company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the company to the lender as a non-refundable commitment and funding fee.  The debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the company.

The company may elect to extend the term of the loan for a further twelve months if the loan is in good standing.

b)

Subsequent to the year-end, the company granted 2,880,000 share-purchase stock options to directors, officers, employees and a consultant.  Of the options granted, 2,575,000 options were granted to directors, officers and employees and are exercisable at a price of US$0.20 per share for a 5 year period expiring 18 September 2008.  The remaining 305,000 options were granted to a consultant and are exercisable at a price of US$0.20 per share for a 1 year period expiring 18 September 2004.

c)

Subsequent to the year-end, the company issued 35,000 bonus shares to certain debenture holders for loan arrangements with the company at a price of $0.271 per share.

d)

Subsequent to the year-end, the company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders.  One unit was issued for each $0.271 of outstanding debenture.  Each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

e)

Subsequent to the year-end, the company issued 780,045 units by private placement for gross proceeds of $211,392.  Each unit consisted of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

f)

Subsequent to the year-end, the company issued 75,000 units in settlement of certain trade payables in the amount of $20,325.  Each unit consisted of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

g)

Subsequent to year-end, the company also issued 50,000 bonus shares to a third party for arranging loans for the company at a price of US$0.10.

86

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ON BEHALF OF THE COMPANY, CRYSTAL GRAPHITE CORPORATION

Per:

/s/ Gordon Sales

Gordon Sales

President, CEO and a Director

Authorized Signatory*

Date:  February 27, 2004

*

Print the name and title of the signing officer under the signature.

__________

EXHIBIT INDEX

EXHIBIT 99(a)

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Certification of Disclosure in Crystal Graphite Corporation’s Annual Report by Gordon Sales

End of Exhibit 99(a)

Certification of Disclosure in

Crystal Graphite Corporation’s Annual Report

In connection with the Annual Report on Form 20-F of Crystal Graphite Corporation (the “Company”) for the period ended August 31, 2003, as filed with the Securities and Exchange Commission on February 27, 2004, (the “Report”), I, Gordon Sales, President and Chief Executive Officer of the Company, hereby certify, pursuant to the Sarbanes–Oxley Act of 2002, that:

(1)

I have reviewed this Report being filed;

(2)

Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

(4)

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(i)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(ii)

evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report ( the "Evaluation Date"); and

(iii)

presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date;

(5)

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company’s board of directors (or persons fulfilling the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process,

summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(6)

The Company’s other certifying officer and I have indicated in this Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

February 27, 2004

/s/ Gordon Sales

Name:

Gordon Sales

Title:

President and Chief Executive Officer

EXHIBIT 99(b)

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation.

Attached find the following materials:

Certification of Disclosure in Crystal Graphite Corporation’s Annual Report by Bernie Zacharias

End of Exhibit 99(b)

Certification of Disclosure in

Crystal Graphite Corporation’s Annual Report

In connection with the Annual Report on Form 20-F of Crystal Graphite Corporation (the “Company”) for the period ended August 31, 2003, as filed with the Securities and Exchange Commission on February 27, 2004, (the “Report”), I, Bernie Zacharias, Chief Financial Officer of the Company, hereby certify, pursuant to the Sarbanes–Oxley Act of 2002, that:

(1)         I have reviewed this Report being filed;

(2)         Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

(4)

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(i)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(ii)

evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report ( the "Evaluation Date"); and

(iii)

presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date;

(5)

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company’s board of directors (or persons fulfilling the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process,

summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(6)

The Company’s other certifying officer and I have indicated in this Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

February 27, 2004

/s/ Bernie Zacharias

________

Name:

Bernie Zacharias

Title:

Chief Financial Officer

EXHIBIT 99(c)

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Certification of Gordon Sales pursuant to Section 906

of the Sarbanes-Oxley Act of 2002

End of Exhibit 99(c)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended August 31, 2003 of Crystal Graphite Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Gordon Sales, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 27, 2004

/s/ Gordon Sales

Gordon Sales, President, CEO and Director

EXHIBIT 99(d)

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Certification of Bernie Zacharias pursuant to Section 906

of the Sarbanes-Oxley Act of 2002

End of Exhibit 99(d)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended August 31, 2003 of Crystal Graphite Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Bernie Zacharias, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 27, 2004

/s/ Bernie Zacharias

_____

Bernie Zacharias, Chief Financial

Officer and Director