Form 20-F
period 2004-08-31
CRYSTAL GRAPHITE CORP
filed 2005-03-15
CIK 1077295

Securities and Exchange Commission

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X]

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended August 31, 2004.

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

44,383,681 common shares (as at the financial year ended August 31, 2004)

44,421,671 common shares (as at February 22, 2005)

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

FORWARD LOOKING STATEMENTS

2

PART I

2

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND

   ADVISERS

2

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

2

A.

Offer Statistics

2

B.

Method and Expected Timetable

2

ITEM 3 – KEY INFORMATION

2

A.

Selected Financial Information

2

Exchange Rates

3

B.

Capitalization and Indebtedness

4

C.

Reasons for the Offer and Use of Proceeds

4

D.

Risk Factors

4

ITEM 4 – INFORMATION ON THE COMPANY

9

A.

History and Development of the Company

9

B.

Business Overview

12

Cash Resources and Liquidity

13

Stated Business Objectives

13

Principal Products

27

Environmental Regulation

33

C.

Organizational Structure

34

D.

Property, Plants and Equipment

34

Office Space

34

Mineral Property

34

Plants

37

Equipment

37

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

38

A.

U.S. and Canadian GAAP differences

38

B.

The Company

38

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

50

A.

Directors and Senior Management

50

Aggregate Ownership of Securities

54

Other Reporting Issuers

54

Individual Bankruptcies

54

Conflicts of Interest

54

Other Information

55

ii

Item

    Page No.

B.

Compensation

55

The Company’s Executive Compensation

55

Compensation of the Company’s Directors

59

C.

Board Practices

60

The Company

60

D.

Employees

60

E.

Share Ownership

62

Directors and Officers

62

Public and Insider Ownership

63

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

63

A.

Major Shareholders

63

B.

Related Party Transactions

64

C.

Interests of Experts and Counsel

67

ITEM 8 – FINANCIAL INFORMATION

67

A.

Consolidated Statements and other Financial Information

67

B.

Significant Changes

67

ITEM 9 – THE OFFERING AND LISTING

67

A.

Offer and Listing Details

67

B.

Plan of Distribution

68

C.

Markets

68

D.

Selling Shareholders

68

E.

Dilution

69

F.

Expenses of the Issue

69

ITEM 10 – ADDITIONAL INFORMATION

69

A.

Share Capital

69

B.

Memorandum and Articles of Association

69

Disclosure of Interest of Directors or Officers

69

Shareholdings of Directors

69

Rights, Preferences and Restrictions attaching to each class of shares

70

Changing the Rights of Holders of the Company’s Stock

70

Annual General Meetings and Extraordinary General Meetings

70

       Annual General Meeting

70

       Notice

70

       Quorum

71

Limitations on the rights to own securities

71

C.

Material Contracts

71

D.

Exchange Controls

73

E.

Taxation

74

F.

Dividends and Paying Agents

75

G.

Statement by Experts

75

H.

Documents on Display

75

I.

Subsidiary Information

75

iii

Item

    Page No.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT

   MARKET RISK

76

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY

   SECURITIES

76

A.

Debt Securities

76

B.

Warrants and Rights

76

C.

Other Securities

76

D.

American Depositary Shares

76

PART II

76

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

76

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

   HOLDERS AND USE OF PROCEEDS

76

ITEM 17 – FINANCIAL STATEMENTS

76

ITEM 18 – FINANCIAL STATEMENTS

77

ITEM 19 – EXHIBITS

77

(A)

Financial Statements

77

(B)

Exhibits

78

SIGNATURES

108

EXHIBIT INDEX

109

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

ITEM 3 – KEY INFORMATION

A.

Selected Financial Information

The following summarizes certain selected financial information with respect to the Company and is qualified in its entirety by reference to the financial statements of the Company and the Notes thereto; a copy of which is attached to this Annual Report:

	Year Ended Aug 31/04	Year Ended Aug. 31/03	Year Ended Aug. 31/02	Year Ended Aug. 31/01	Year Ended Aug. 31/00
Net Sales	$449,427	$ -	$ -	$ -	$ -
Net Loss from Continuing Operations
Canadian GAAP	$ (2,991,438)	$ (1,446,929)	$ (1,913,120)	$ (2,379,069)	$ (273,947)
US GAAP	$ (12,222,567)	$ (2,198,021)	$ (2,791,524)	$ (4,655,285)	$ (722,375)
Net Loss from Continuing Operations per Share
Canadian GAAP(1)	$ (0.09)	$ (0.06)	$ (0.09)	$ (0.11)	$ (0.03)
US GAAP	$ (0.38)	$ (0.08)	$ (0.12)	$ (0.21)	$ (0.10)
Total Assets
Canadian GAAP	$ 19,283,957	$ 8,700,127	$ 8,862,973	$ 11,056,070	$12,491,178
US GAAP	$ 3,042,885	$ 1,690,184	$ 2,604,122	$ 6,061,698	$ 9,773,022
Long Term Obligations
Convertible Debentures	$ -	$ 68,333	$ -	$ -	$ 31,641
Long-term Debt	$ 10,525
Asset Retirement Obligations	$ 159,500	$ -	$ -	$ -	$ -
Weighted Average Common Shares Outstanding
Canadian GAAP	32,500,491	22,839,098	22,354,714	21,895,908	7,323,277
US GAAP	32,500,491	22,839,098	22,354,714	21,895,908	7,323,277

Notes:

(1)

Net Loss per share is calculated based on the weighted average number of shares outstanding during the year.  Fully diluted loss per share has not been disclosed as it is anti-dilutive.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  Since June 1, 1970 the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from September 1, 2000 to August 31, 2004, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

U.S. Dollars per $1.00 (CDN.)

Year ended August 31

	2004	2003	2002	2001	2000
High	.7880	.7492	.6619	.6783	.6969
Low	.7158	.6272	.6200	.6333	.6629
Average	.7518	.6770	.6354	.6537	.6805
End of Period	.7595	.7220	.6416	.6461	.6793

	February 15, 2005	January 2005	Dec. 2004	Nov. 2004	Oct. 2004	Sept. 2004	August 2004
High		.8346	.8435	.8493	.8201	.7906	.7714
Low		.8050	.8064	.8155	.7858	,7651	.7506
	.8106

Conversion Table

For ease of reference the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton = 2,205 pounds
1 foot = 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

B.

Capitalization and Indebtedness

This is an Annual Report, and therefore, this information is not applicable.

C.

Reasons for the Offer and Use of Proceeds

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

D.

Risk Factors

The following risk factors are those concerned with the business of the Company.

Graphite and Pumice Prices

The profitability of the mining operation in which the Company has an interest will be significantly affected by changes in the price of graphite and volcanic aggregate.  Graphite and pumice prices can fluctuate and are affected by numerous factors beyond the Company’s control.  The level of interest rates, the rate of inflation, world supply of graphite and pumice and the stability of exchange rates, among other factors, can cause significant fluctuations in graphite and pumice prices.  Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

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

Currency Risk

Currency fluctuations may affect the cash flow, which the Company may realize from its operations, since graphite is sold in a world market in U.S. dollars.  The Company’s costs are incurred primarily in Canadian dollars and secondly in U.S. dollars.

Tax

Amendments to the current taxation laws and regulations that alter tax rates and/or capital allowances could have a material adverse impact on the Company.

Lack of Mineral Exchange for Graphite and Pumice

Industrial minerals such as graphite as well as pumice/volcanic aggregate, as opposed to commodity minerals such as copper, gold or silver, do not have a metals exchange or an open market upon which to trade and therefore prices are not set in an open market or publicly traded market.  As prices are set with private buyers it is difficult to predict what market prices may be at the time of sale of the graphite or aggregate.  Companies selling graphite or aggregate, as the case may be, must negotiate prices with individual buyers and therefore must convince the buyers to purchase the company’s product over other products, taking into consideration quality, quantity, time sufficiency and longevity and therefore a company may have marketing problems unless it can convince buyers that its products are equal or superior to other similar products.  There can be no guarantees that the Company will be able to sell its product in a profitable manner.  With respect to graphite, due to the lack of available high purity graphite, prices currently are high and it is anticipated that prices will remain high yet stable for the foreseeable future.

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

Exploration and Development Liability Insurance

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

Potential Product Liability – CPC’s Products

A risk of product liability claims and related negative publicity is inherent in the development of products for commercial use and Canada Pumice Corporation (“CPC”), our wholly owned subsidiary, faces business level uncertainties related to its products.  Personal liability insurance is expensive, its availability is limited, and may not be available on terms acceptable to CPC, if at all.  The commercialization of its potential products could be inhibited or prevented by an inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims.  A product liability claim against CPC or the Company or the withdrawal of a product from the market could have a material adverse effect upon it and its financial condition.  A claim against the Company or recall or withdrawal of a product from the market could have a material adverse effect on the Company’s reputation and financial condition.

ITEM 4 – INFORMATION ON THE COMPANY

A.

History and Development of the Company

Incorporation

Crystal Graphite Corporation (the “Company”) was incorporated on November 27, 1979, under the laws of the Province of British Columbia under the name “Bear Ridge Investments Inc.”  On July 2, 1980, the Company changed its name to “Gamin Resources Inc.” and on May 23, 1989, the Company changed its name to “Mineral Park Mining Corp.”  On March 2, 1994, the Company consolidated its shares on a 4.5 old shares to 1 new share basis, increased its authorized capital to 25,000,000 common shares and changed its name to “I.M.P. Industrial Mineral Park Mining Corp.”  In October, 2000 the Company held an Extraordinary Meeting and the shareholders approved the name change to Crystal Graphite Corporation and increased authorized capitalization from 25,000,000 to 250,000,000 common shares.  Effective on November 06, 2000 the Company’s name was changed to “Crystal Graphite Corporation”.

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

The Company’s common shares trade on the Canadian National Quotation System (the “CNQ”) under the symbol “CYTG”, and on the Over-the-Counter Bulletin Board (the “OTCBB”) under the symbol “CYTGF”.

Black Crystal Property

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

Acquisition of Canada Pumice Corporation

On April 28, 2004, the Company completed a two-phased acquisition of Canada Pumice Corporation (“CPC”), which is now a wholly-owned subsidiary of the Company by the purchase of 100% of the issued shares of CPC from Mr. Brian Wear in consideration for the issuance of an aggregate of 15,345,000 common shares of the Company.  At the time of acquisition, CPC had two wholly-owned inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corp.  As a result of the acquisition, the Company owns certain mineral rights and tenures within properties known as the Klara claims comprising approximately 3,000 acres (48 units) including and surrounding an extinct volcano referred to as the Nazko Cone, located in the proximity of Quesnel, British Columbia.  In conjunction with these claims, the Company holds two 30-year renewable mine leases with a quarry permit for the life of the quarry  which allows it to extract up to 100,000 metric tons of volcanic aggregate per year from the Nazko Cone deposit.

Mineral Property Agreement – DeSheng Graphite Plant and Property

On August 18, 2004, the Company signed a mineral property agreement with Bao Zi Wan (“BZW”), a local county government under the laws of the Peoples’ Republic of China, pursuant to which the Company acquired the right to mine, process and market all graphite and tailings at the Da Tong DeSheng graphite plant and property, which is in production (and has been since 1938) and is located 23 kilometres north of the City of Da Tong in northern Shanxi Province, China.  A formal lease agreement is subject to satisfactory due diligence and Board approval of the Company.  If a formal lease agreement is entered into between the parties, such lease shall be for a term of 30 years with an option to renew for another 30 years.

Due diligence work was commenced in October 2004 and is expected to be completed by November 30, 2005.  In order to facilitate its due diligence work in China, the Company has opened a regional office in Beijing and has obtained a registration certificate from the Chinese government, which allows the Company to conduct business in China.  This registration certificate is valid for three years.  The Company is using its British Columbia operations to test the DeSheng concentrates.

Agreements in Principle

On October 29, 2004, the Company entered into an Agreement in Principle with Beijing Xinlong Corporation (“Xinlong”) of Room 610, Tower C, Soho Newtown, Jianguo Road, Chaoyang District, Beijing, P.R. China, to be effective November 1, 2004, for the proposed marketing of Xinlong’s geofabric products by CPC to Canadian, United States, Mexican and European markets.  Xinlong has agreed to allow CPC to be the exclusive and sole distributor of all its products into the North American and European markets.  Under this Agreement in Principle, CPC shall have each of Xinlong’s products sample tested by an independent Canadian laboratory and shall supply Xinlong with the certified analyses.  Furthermore, CPC is willing to appoint Xinlong as its sole supplier for industrial geotextiles for the constructions and landscape industry contingent on competitive pricing and the product meeting applicable specifications.  A firm agreement for the exclusive and sole distributorship for North America is to be finalized within 90 days of the signing of this agreement.

On October 29, 2004, the Company entered into an Agreement in Principle with Clay Industrial Minerals, Ltd. (“Clay”) of JianPing, Qingfengshan, Jianping County, Liaoning Province, P.R. China, to be effective November 1, 2004, for the proposed marketing of Clay’s VOLROCK (bentonite) products by CPC to Canadian and United States markets.  Clay has agreed to allow CPC to be the exclusive and sole distributor of all its bentonite products into the North American market.  In addition, Clay would also give CPC a first option in any business arrangement for production expansion.  Under this Agreement in Principle, CPC shall have each of Clay’s products sample tested by an independent Canadian laboratory and shall supply Clay with the certified analyses.  CPC has agreed to bear research and development costs for new products resulting from material combinations of VOLROCK and CPC’s products, and shall supply Clay with all technical results.  A firm agreement for the exclusive and sole distributorship for North America is to be finalized within 90 days of the signing of this agreement.

On October 29, 2004, the Company entered into an Agreement in Principle with Tri-star Activated Carbon Corporation (“Tri-star”) of East of Sha Ling County, DaTong City, Shanxi Province, P.R. China  037004, to be effective November 1, 2004, whereby Tri-star agrees: (i) to allow CPC to be the exclusive and sole distributor of all its activated carbon products into the Canadian market, and (ii) to exclusively allow CPC to market its products into the United States market via Canada.  Under this Agreement in Principle, CPC shall have each of Tri-star’s products sample tested by an independent Canadian laboratory and shall supply Tri-star with the certified analyses.  CPC has agreed to bear research and development costs for blending and combinations of Tri-star activated carbon and CPC volcanic material products, and shall supply Tri-star with all technical results.  A firm agreement for the exclusive and sole distributorship is to be finalized within 90 days of the signing of this agreement.

B.

Business Overview

The Company is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada, with a regional office in Beijing, China.  From 1994 to present, the Company has been principally engaged in the exploration and development for production of mineral properties.  The Company owns the Black Crystal Property which is located near the City of Nelson in southeastern British Columbia and the Company’s wholly-owned subsidiary, CPC, owns the Klara claims, known as the Nazko Cone Property, located near Quesnel, British Columbia.  In addition, the Company has an option to acquire the right to mine, process and market all graphite and tailings at the DeSheng graphite plant and property located near Da Tong, Shanxi Province, China.

The Company’s first priority is developing and expanding its pumice and graphite operations on the Nazko Cone Property and the Black Crystal Property, respectively.

Concurrent with this, the Company is completing due diligence work with respect to the DeSheng project in China.

On July 4, 2002, the Company received Mining Permit No. M-211 from the British Columbia Ministry of Energy and Mines, which was issued pursuant to Section 10 of the Mines Act R.S.B.C. 1996, c293.  This permit contains the requirements of the Ministry of Energy and Mines for the work systems and reclamation, and is compatible with the requirements of other provincial ministries.  The implementation of the Mining Permit allows the Company to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.  During fiscal 2004 the Company commenced production of high purity flake graphite and has developed three marketable graphite products ranging in prutiy from 96.0% to 99.5% graphitic carbon.  Shipments are being processed on a continuous basis to fuel cell bi-polar plate manufacturers.

CPC’s priority is the continued production of volcanic aggregate and the continued manufacturing of pumice products for commercial sales.  CPC was granted a controlled water license (No. 102300) in 1993, which allows for the removal of 13,500 litres of water per day; an environmental assessment (EA) approval certificate was issued in 1996 (No. M96-01) which limits production to 100,000 tonnes per year; and a full permit was issued for the Nazko quarry on April 6, 1998.  Accordingly, production was ongoing on CPC’s property at the time that the Company acquired CPC.  CPC produces and markets pumice or volcanic aggregate for commercial use.  In addition, CPC manufactures products made from its volcanic aggregate and sells these products for commercial use.

Cash Resources and Liquidity

As of August 31, 2004, the Company had cash and term deposits of $20,898 and a working capital deficiency of $3,355,621.

Stated Business Objectives

The overall strategic mission of the Company is threefold:

(i)

to establish a low cost, high performance operating company processing high purity flake graphite products, primarily for the international fuel cell bi-polar plate market, from its Black Crystal deposit located near Nelson, British Columbia.

(ii)

the production of various pumice products from CPC’s Nazko Cone property located in the proximity of Quesnel, British Columbia.

(iii)

the completion of due diligence on the DeSheng project in China.

High quality health, safety and environmental performances are priorities for the Company, followed by quality control and productivity, while focusing on the potential contained in by products and maximizing added value.

The following represents the Company’s short–term objectives (i.e., the next 12 months) for exploration, development and marketing.

Development Objectives

The Company’s Black Crystal Property includes an open pittable flake graphite deposit and a processing plant with a capacity to process 4,100 tonnes of graphitic plant feed material per year.  The Company currently produces high purity graphite with fixed carbon content in the range of 97.0% to 99.5%.  The plant requires phased development to increase the feed material.  The Company’s five-phased production expansion is as follows:

Phased Production Program

Phase	Raw Material Feed	Capex Cost($Cdn)	Planned Completion Date
Phase I	4,100 tonnes	$97,000	Dec 2003 (done)
Phase II	25,000 tonnes	$776,388	late spring 2005
Phase III(a)	100,000 tonnes	$250,000	mid-2006
Phase III(b)	90,000 tonnes	$100,000	early-2007
Phase IV	180,000 tonnes	$1,000,000	early-2008
Phase V	250,000 tonnes	$250,000	early-2009

Note:  Phase  II requires an additional Cdn$250,000 operating capital.

The Company has now completed the Phase I expansion whereby it feeds graphite material to the plant at a designed rate of 4,100 tonnes per year.  The Company anticipates that its property will operate as a graphitic sand quarry for approximately the first five years before shifting to a hard rock simplified drill and blast operation.  During the next 12 months, the Company anticipates completing Phase II of its production expansion program.

Exploration Objectives

Black Crystal Property

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

Klara Property

Exploration is not anticipated on the historical Klara Claims as they are well documented and the resource and reserve identified.  However, a geological report for exploration and development is planned to be prepared in 2005 on six new mineral claims that were staked adjacent to the CPC’s Nazko Cone Property and the Klara claims.  These six new mineral claims are south  and southwest of CPC’s Klara Claims and cover a total area of approximately 2,438.14 hectares (6,024.64 acres).

DeSheng Option

During the next 12 months, the Company intends to complete its due diligence on the DeSheng project in order to determine whether to proceed with negotiating a formal lease of the project.  A formal agreement is subject to satisfactory due diligence and approval of the Company’s Board of Directors.

Marketing Objectives

Graphite Sales

The Company has determined that its deposit consists of high purity crystalline flake graphite, therefore the marketing strategy has been to determine the market for high purity crystalline flake graphite.  The target market has been determined to be the high technology sector which includes bi-polar plate-manufacturing, which is an integral component of the fuel cell industry.  85% of the Company’s production is planned to be directed to the high technology industry and the balance to be directed to the, carbon brush, and friction plate industries.

There are no open markets to facilitate the trading of graphite products and accordingly the market for graphite operates on a contractual basis between supplier and end-user.  Accordingly, the Company is required to develop a market in advance of production.  The Company has produced material for several orders for fuel cell plate production and has shipped several samples to various end users testing the product. Companies using or testing the Company’s product include Graftec, Dupont Canada, and T.D.M. (who supply numerous companies with bi-polar plates).  Throughout 2002 and 2003, the Company has supplied graphite samples to North American and European customers for production runs and end-user testing.

The Company is continuing with its marketing research into graphite markets.  The Company is in advanced discussions with several potential strategic partners that manufacture graphite products in the advanced energy sector.  The Company’s goal is to work in partnership with several manufacturers in the fuel cell sector.

Pumice/Volcanic Aggregate Product Sales

 Volcanic aggregate is used in many products which are produced and sold by CPC (see “Principal Resources and Products” below for a description of same).  CPC already has a loyal customer base for these products.  To expand the market share of CPC the Company is participating in trade shows and seminars where end users and specifiers attend.  The shows are geared toward the horticulture, agriculture and landscape industry. The Company is also networking with distributors whose product lines compliment CPC products.  CPC has made inroads with these groups and currently has sales and orders from them.  CPC will pursue the big box stores for its retail products and the large nursery chain store groups for its bulk business.  For CPC’s construction and industrial products the Company has found it’s best success to sales by dealing with the engineering community and specifiers, putting on seminars and giving presentations.  This ultimately has allowed CPC to be recognized and placed on an accepted suppliers list which CPC is specified in tender documents as the supplier of its product.  In addition, CPC continues to expand its membership in the different trade group associations where it advertises and is provided with full membership contacts where CPC then sends out its literature and brochures, and where CPC receives many leads and sales.  Furthermore, the Company receives many new customers and sales from “word of mouth” and referrals.

Description of the Business

(1)

Black Crystal Property

The Company has a 100% undivided interest in the Black Crystal Project located near Nelson in southeastern British Columbia, Canada.  The Black Crystal Project is an advanced project that includes an open pittable flake graphite deposit and a processing plant with a capacity to process 4,100 tonnes of graphitic plant feed material per year.  The Company is planning to expand the processing capacity of the plant once the demand dictates a further expansion (see “Development Objectives” above).

The Company is currently producing high purity graphite on a continual basis under its mining permit.  The Company’s mining permit, which was received in July 2002, allows it to process 250,000 tonnes of graphitic material per year (this equates to an annual in-situ extraction rate of 300,000 in-situ tonnes per year).   An application can be made to the Provincial Government to increase this permitted tonnage annual rate. The Company has developed three marketable graphite products ranging in purity from 97.0% to 99.5% graphitic carbon and intends to continue producing graphite in the high purity range.

Development Plan

Since obtaining its mining permit, the Company has been producing high purity graphite for the fuel cell industry and is currently specified into production models at several different fuel cell manufacturers. Producers within the fuel cell sector have reported favourably on the graphite supplied to date.

The processing plant requires phased development to increase the feed material and the Company’s five-phased production expansion is set out above under “Development Objectives”

At a design capacity of 250,000 plant feed tonnes per year, the plant will have the potential to produce approximately 6,375 tonnes of high purity graphite (assuming a recovery of 85% and a long term feed grade of 3.0% graphitic graphite).

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

The Company plans to proceed with further exploration work to define the extent of a promising flake graphite discovery made in year 2001.  The discovery is located in close proximity to the processing plant.  Although this discovery and other promising new occurrences are at a preliminary stage of evaluation, they do represent the potential to reduce haulage operating costs because of their proximity to the processing facilities.  Moreover, the new discovery is located at a lower elevation relative to the main resource area (1,800 metres ASL), which opens up the possibility of year-round quarrying activities thus enhancing the potential production of high purity graphite throughout the year.  The discovery has been exposed for study purposes by the Company’s equipment during the year 2003.

The Company has produced material for several orders for fuel cell plate production and has shipped several samples to various end users testing the product.  Throughout 2002 and 2003, the Company has supplied graphite samples to North American and European customers for production runs and end-user testing.

Mining

The Black Crystal Property will be mined by open pit quarry methods in the first several years of the project.  For the most part, the Regolith Zone is deeply weathered and not expected to require blasting.  The material will be ripped and loaded using excavators into 40-tonne capacity truck & trailer units then transported 29 kilometres to the plant site.  Quarrying, haulage, crushing and screening will continue to be done under contract.  Quarrying activities will be restricted to a maximum 150-day period commencing in June and ending in October for the Black Crystal location.  With processing capacity of 250,000 tonnes of graphitic material per year, as limited by its mining permit, nominal rates of quarrying will be 2,000 tonnes per day assuming that the Black Crystal deposit is the only mineralized zone that the Company produces from.

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

Processing

The processing plant at the Black Crystal Property is operating and has recently completed Phase One Expansion increasing plant capacity feed rate to approximately 4100 tonnes per year.  The process initially sizes and sorts the unconsolidated material using screens and separators.  The material is pumped in a slurry form to a bank of standard flotation cells, after being conditioned with an organic reagent (pine oil), in order to separate the graphite from fine non-graphite material.  Graphite has excellent flotation characteristics and floats on the top of the slurry where it is skimmed and removed from the circuit for later additional processing and drying.

The Company’s processing system has produced 4 tonnes of product per day at 96% graphitic carbon grade concentrate.  The system becomes slow and complex for grades at +96% graphitic carbon.

To increase processing plant feed material during the First Quarter, an additional 1,300 tonnes of graphitic sands were excavated at the Hoder Creek Black Crystal Deposit and transported to the Company’s stockpile area adjacent to the processing plant.  There are approximately 10,000 tonnes of material in inventory at the end of the Second Quarter.  The graphitic deposit adjacent to the plant was also stripped of overburden and the Company has a permit to extract 10,000 tonnes from this exposure.  The Company also has 75 tonnes of product bagged or in super-sacs waiting for final processing.

Research and Development continued at the Company laboratory and processing plant with emphasis on recycling waste heat from the dryers for decreasing hydrochoric acid leach time from eight to two hours.  The Company is presently trying to determine how to increase graphitic carbon content of the fines from 96 to 98%.

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

A prototype electric vertical rotary disk dryer has been designed and constructed, and tested by the Company employees with excellent success to ensure a required bone-

dry product.  A three-metre long diesel fired pre-heat rotary dryer has been added for Phase One.

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

The plant would then be in position for Phase III (a) & (b) expansion which would be a continuous operation.  The production level could then reach 87,360 tonnes of feed per year at a product level of 2,620.8 tonnes of which 2,227.7 tonnes would be of high purity fuel cell type grade.  Unit costs at this production level would also take a major drop plus capital is not required for this expansion.

Phase IV expansion would be to increase the feed rate to 180,000 tonnes of feed per year (5040 tonnes of product) followed by a Phase V at 250,000 tonnes of feed per year (6250 tonnes of product).  The proposed new addition to the plant could handle the drying, screening, packaging and storage to the Phase V production level.

Property Description and Location

The Black Crystal Graphite Property is located within the Slocan Mining Division in British Columbia.  The area of greatest interest on the property is roughly centred at UTM coordinates 5513800N, and 444700E.  It is found approximately 51 kilometres north of Castlegar, or approximately 27.5 kilometres northwest of the village of Passmore.  The property is located in the Valhalla Range of the southern Selkirk Mountains, and is displayed on NTS map 82F/13, or Trim maps 082F071, 072 and 082.  The processing plant and quarry site are accessible by road and less than a 50 minute drive from the City of Nelson, which has a regional population of 26,000 people.

The Black Crystal Graphite Property consists of 81 square kilometres (20,032 acres) of claims held by the Company in the regional deposit area. The deposit of present focus (Molly 1 to 4) is located approximately three kilometres south of the Valhalla Wilderness Provincial Park boundary and between Arrow Lake and Slocan Lake.

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

In the past three years the Company has commissioned reports to study the area covered by the proposed quarry operation.  The nature of these studies has involved environmental, First Nations and archaeological concerns, water availability for the project area, terrain stability, road transportation, ground water, flora and fauna and socio-economic impact.  Copies of some of these reports are available for viewing at www.crystalgraphite.com/private.

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

24

(2)

Klara Claims

Through the acquisition of CPC, the Company acquired certain mineral rights and tenures within properties known as the Klara claims comprising approximately 3,000 acres (48 units), including and surrounding an extinct volcano referred to as the Nazko Cone, located in the proximity of Quesnel, British Columbia.  In May,2004, the Company announced that its wholly owned subsidiary CPC was expanding its production equipment at its quarries in both Nazko and Quesnel, British Columbia.  CPC is currently quarrying the Nazko Cone volcanic rock and shipping the product to various markets with 42 tonne capacity Super B-train trucks.

On January 14, 2005, CPC acquired six large mineral claims adjacent to its Nazko Cone Property and Klara Claims and its active mineral leases located 100 kilometres west of Quesnel, British Columbia.  These six new mineral claims are south and southwest of CPC’s Klara Claims with a new total area of approximately 2.438.14 hectares (6,024.64 acres) or 24.3814 square kilometres.  Adding this new claim area to the Klara Claims property gives a total of 3,368.14 hectares (9,095.36 acres).

Property Description and Location

The Klara claims are located near Nazko in central British Columbia, about 110 kilometres west of the City of Quesnel.  The claims are located approximately at latitude 52°56’N and longitude 123°43’W on the National Topographic Series 93B/13.  The property consists of twelve contiguous mineral claims with a total area of 1200 hectares.

The Klara claims can be accessed from Quesnel by heading west on the asphalt paved road to the Nazko General Store (approximately 10 km south-southeast of Nazko), then taking 3900 Road for 9.5 kilometres and turning on 4000 Road and driving for 4.5 kilometres.  The road from the Nazko General Store to the quarry is a gravel road that is maintained year-round and does not require a 4WD vehicle unless adverse weather conditions prevail.  The nearby City of Quesnel has a population of approximately 11,000 people and is located on Highway 97 between the cities of Prince George and Williams Lake.

The volcano property is held under two leases and ten claims.  The Schedule of Mining Leases and Claims notes that the two leases, Klara 1C (#316265) and Klara 1B (#329933) are both 30 year terms with an annual rental of $2,000 each.  Klara 1C requires renewal in 2023 and Klara 1B in 2025.  The ten mining claims are all two-year tenures with a work value of $400 per unit and a recording fee of $20 per unit.  Eight of the claims are each one unit and two are each 20 units, resulting in work values of $8,000 each and recording fees of $400 each.  During the original mining operations, Mining Permit MX-10-115 was granted and $24,500 was posted as the security bond.  In 1998, the MX permit was upgraded to a new 30 year Ministry of Energy and Mines permit Q-205.  The bonding was simply transferred to the new permit as there was no material change in the operation at that time.  Any environmental issues would be dealt with under the terms of the EA permit and Q-205 bonding.  Currently, the Klara claims are not subject to any environmental liabilities.  There are no royalty issues or back in rights, payments or other agreements and encumbrances on the property.  All of the claims are presently in good standing.

Full permitting for the Nazko quarry has been in place since April 6, 1998.  This includes a 30 year renewable mine permit (Permit No. Q-205); a full environmental assessment (EA) approval certificate (No. M96-01), issued in 1996; and a Controlled Water License (No. 102300) granted in 1993 allowing for the removal of 13,500 litres of water per day.  The existing surface rights are suitable for present and proposed expansion of quarry operations.  The EA and Mines permits allow for all manner of activities associated with the current operations of the mine.  Power is still portable and water consumption is reportedly well below permitted values.  Extra mining personnel will be added to the quarry site as required, but that total has not yet been determined.  There are no tailings at the quarry site as all materials can be used in products.  A new processing plant will be built in Quesnel and as such does not fall under the concerns of the quarry license.

The area has a continental climate with severe, snowy winters and relatively warm, moist, short summers.  The average annual snowfall is 166 cm/year, while the average annual rainfall is 36 cm/year.  The average temperature is typically below 0°C for four to five months of the year, and above 10°C for two to five months.  Long-term data suggest that total precipitation ranges from 440 to 990 mm per year of which approximately 25% to 50% is snow.  To date, the quarry operating season is twelve months per year for stock pile removal.  All processing is limited to spring, summer and fall.

Located in the Interior Plateau of British Columbia, the northern section of the Klara claims area is gently rolling and has large areas of undissected uplands.  A large part of the plateau is underlain by flat or gently dipping late Miocene or Pliocene olivine basalt flows.  Covering the majority of the plateau is glacial till.  With a bio-geoclimatic zone of Sub-Boreal Spruce, the majority of the claim area was logged and has since re-vegetated with second growth trees.

The Klara Claims area encompasses a volcanic rock and ash deposit.  These deposits include three distinct units and are Quaternary in age.  The deposit consists of a composite pyroclastic cone that includes a subaerial basalt flow, subaqueous tuff breccia and quenched basalt, and a subaerial pyroclastic cone.  Bounding the deposit is glacial till strata.

Mining

The Nazko Quarry is being mined by open pit quarry methods.  There are currently two main active production sites, one in the black tephra deposit and one in the red and brown tuff breccia.  The black tephra is mined in a fashion similar to a standard dry gravel pit with free caving materials.  No explosives are necessary in the current mining process.  Most of the stripping and stockpiling of thin cover was accomplished during the opening of the quarry.  This material is being sold as topsoil.  The tuff breccia volcanic products are well exposed on the open working faces of the quarry and blasting is not required since this reddish tone scoriacious material is simply ripped using caterpillar equipment and pushed a vertical distance of 150 metres down the outer flank or slope of the cone.  The products are then dry screened and stockpiled on the quarry floor by commodity type.

CPC is presently permitted to produce up to 100,000 tonnes of plant feed materials each year.  CPC is licensed to remove 13,500 litres of water per day, but this exceeds present requirements as the screening and stockpile operations use no water.  Excavation and processing activities are best left for spring, summer and fall operations, but the shipment of stockpiled materials presently occurs year round.  CPC is intending to reach the 100,000 tonne threshold by next year but this will be dictated by market demands.

Processing

The processing of CPC’s volcanic aggregate products is through simple ripping and/or excavation.  The sizing and development of product lines is accomplished only with a standard screening circuit.  Larger custom selected pieces are collected and crated by hand for direct shipment to landscape supply facilities.

No water is required for the production of the materials and all products are chemically inert.  No specialized health and safety requirements need to be instituted and any potential wind borne transfer of material from the quarry site is actually beneficial to the surrounding areas as it enhances plant growth.  (Tephra products are used in soil replacement mediums in greenhouse operations and as aquarium gravels.)

History

The volcanic deposits covered by the Klara claims were originally staked in early 1986 by Mr. Brian Wear, President of the Company’s wholly-owned subsidiary, CPC.  Mr. Wear also conducted and/or contracted out bulk sampling, preliminary marketing and quality testing in that same year.  The Klara claim boundaries were surveyed for LRC Reserves Ltd. (LRC) of Vancouver, British Columbia, by Hickman & Gook (British Columbia Land Surveyors) in 1987.  LRC had an interest in purchasing and developing the present claim area in 1987; however, an agreement with Mr. Brian Wear/CPC was not attained.

An investigation of the study site was conducted in 1987 by G. Salazar & Associates Ltd. (GSSAL).  The objectives of GSSAL investigation were to evaluate the chemical environment and the potential size of volcanic deposit.  Estimates of the potential size of volcanic deposit were based on aerial photographs, a site visit and the average specific gravity of the deposits.  Potential reserves were calculated by estimating the aerial coverage of the deposits and using an average specific gravity of 1.4 for the ash (tephra) and 1.84 for the scoria (tuff breccia) to convert volumes into metric tonnes of potential reserves.  GSSAL estimated the scoria flows near Lava Lake to be at least 5 metres above pre-flow terrain and the ash deposits to be at least 3 metres deep.  This resulted in 14,705,280 tonnes of scoria and 3,874,500 tonnes of ash.  Considering the morphology of the area, it was noted that the thickness of the deposits may be much greater and that the tonnage estimates were likely conservative.  Although no direct indication was made in their report, it is believed that the weathered mantle of the deposit was included in the volumetric estimate of ash (tephra).  This weathered material (the uppermost layer of tephra deposit), ranging in thickness from 0.1 to 0.5 metres, is reportedly currently being removed and stockpiled for future sales as topsoil.

In 1987, Souther et al. described the geology of Nazko Cone and provided detailed information on petrography, chemistry, age of the units, quaternary environments, regional geology and petrogenesis.  They identified at least three periods of Quaternary volcanic activity.  A whole rock K-Ar date of 0.34 ± 0.03 million was obtained for basalt associated with the oldest volcanic activity.  Radiocarbon dating on the peat deposit immediately below and above the tephra deposit, associated with the most recent volcanic activity, yielded a result of about 7,200 years before present (BP).

Between May 6 and May 10, 1997, test pits in the tephra deposit were excavated using backhoes and shovels.  Between February 17 and 24, 1998, a geophysical survey by Geotronics Surveys Ltd. (GSL) of Vancouver, British Columbia was undertaken.  Between February 17 and February 20, 1998, a topographical survey by R. Gook & Associates Ltd. (RGAL) of Quesnel, British Columbia was undertaken.

Principal Resources and Products

(1)

Flake Graphite

The Company's material graphite product is an industrial mineral known as "flake graphite".  The graphite was formed by carbon-containing limestone, which was deposited in shallow waters, which ultimately became buried many kilometres below surface(1).  Heat, pressure and time caused the re-crystallization of the carbon into coarse graphite flakes contained within limestone-now metamorphosed into marble and calc-silicate gneiss.  Geological forces eventually pushed the graphite containing formations back to the surface where they are today exposed.  Substantial drilling over a limited area has defined several million tonnes with much more obviously exposed at surface.  It is expected that little over-burden will have to be removed in order to quarry the initial graphite containing ore.  For the initial years of quarrying, drilling and blasting will not be required as the marble and calc-silicate has been decrepitated for many metres below surface by erosional forces and can be easily loaded into trucks by excavators.

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

___________________

(1)

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

(2)

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

(3)

Pumice - Volcanic Aggregate

Pumice is the common name for a very lightweight rock, or volcanic aggregate, that displays a lower specific gravity than water.  Compared to traditional materials such as sand and gravel used for many geotechnical and construction applications, volcanic aggregate is a natural, lightweight, low density product ideal for trench-fill, back-fill, road base, concrete and other construction applications.

(4)

Tephralite Products

While maintaining the support and strength of traditional materials, the Nazko volcanic aggregate is lighter with greater insulation and drainage characteristics while requiring minimum compaction.  These characteristics make it ideal for use in poor soil conditions and where cold weather causes traditional materials to expand and contract which, in turn, causes roadways to heave and sidewalks to crack.  The insulation properties of volcanic aggregate mitigate these actions while increasing insulation.  CPC markets these products as “Tephralite”.  Applications include masonry concrete, lightweight concrete for high-rise buildings, pre-cast and pre-stressed concrete, bulkheads and retaining walls, backfill for ground conditions that have poor bearing characteristics, bridge decks, a variety of road bases, waterfront structures, enveloping underground conduits and pipelines (trench fill), and land fill drainage systems, to name a few.  The key characteristics of materials for this market are products that are structurally strong, stable, durable and inert, yet also lightweight and insulating.  The Nazko deposit is a naturally occurring source of lightweight aggregate.  CPC has registered the trade name “Tephralite” for this line of products.  CPC has made in-roads into a number of these markets, and as the advantage of Tephralite over traditional lightweight materials is established, it is projected this market will grow at more than 200 percent annually.  Direct marketing to engineering firms has already begun and met with favourable results.  This is expected to dramatically increase sales of the bulk products as it is specified by the consulting engineer groups.  Other uses of Tephralite include use as a fire retardant and for noise reduction when used as a remedial exposed concrete covering or in new concrete construction.

An additional benefit of significant weight reduction is realized when volcanic aggregate is used in cement or cinder block construction.  Not only is this an advantage in handling, it is critical for construction in earthquake prone areas, or where foundation conditions have poor bearing characteristics.  Similar benefits can be achieved only through the use of expanded clay aggregates, a manmade product with a complex manufacturing process that increases cost and is a less environmentally pure alternative with inferior durability and reactivity properties.

31

(5)

Tephrago Products

The lightweight and low-density nature of volcanic aggregate is proving beneficial in horticulture and agriculture as a replacement for traditional soil amendment, growing mediums and filtration mediums.  These volcanic type products have been used in Holland for years.  CPC’s “Tephragro” products have been tested in Holland by one of the world’s leading testing laboratories with positive results.

(6)

Tephrafilter Products

The Nazko volcanic aggregate, under the trade name of “Tephrafilter”, can be used for water, fuel and oil filtration, wet land sewage treatment, municipal effluent ponds, and industrial sludge settling ponds.  It has properties common to known filter media such as activated carbon, silica sand, diatomite and perlite.  Advantages of volcanic aggregate include neutral pH weather and chemical resistance, compaction resistance, and a natural ability to absorb odours.  A singular use is with residential and industrial solid waste where it has demonstrated ability as a support medium, allowing methane gas to flow horizontally through landfill sites regulating pressure where it is drawn off and used either as an energy source or safely flared off.  This product also removes the unpleasant odour when incorporated with a bio-filter and potential fire or explosion hazards inherent in landfill sites.  As the number of landfill sites grows, so will the market for this product.  Tephrafilter demonstrates advantages as a filtration medium for re-circulating irrigation water used in large hydroponic vegetable growing operations and green houses.  It also allows engineers to design filtering ponds using a uniform lateral flow method that cannot be achieved in any other medium.  Similar characteristics make it an environmentally friendly material for absorbing oil, gas and other liquid spills as well as being resistant to chemicals.

(7)

Anti-Slip

Volcanic aggregates offer long lasting abrasive characteristics, ideal where longwearing, high traction surfaces are required.  Applications include use as an environmentally friendly winter abrasive and an alternative to a salt and sand mixture.  The aggregate does not destroy roadside vegetation, is easier to handle than sand and salt mixtures, and does not attract wild life.  This reduces the growing concern of road kill and its attendant dangers to drivers.  There is also a substantial saving to the public in windshield and headlight damage (estimated by the Insurance Corporation of British Columbia to be approximately fifty million dollars per year in claims).  The aggregate does not have the same damaging ballistic characteristics as regular road gravel due to its lower mass.  This product is marketed by CPC under the trade name “Anti slip”.  The market for this product includes bulk commercial use for highways and in the large retail consumer market as a bagged product sold through retail chains.  It is also being sold in bags directly to school districts, care homes, feed stores, airports, hospitals, building management groups and other commercial/retail markets.

32

(8)

Landscaping Products - Lavascape

Volcanic rock has been used for ground cover for many years.  It is harder, more durable and more colourful than its competition.  The Nazko deposit naturally occurs in a number of colours (red, black, grey, purple, calico and rainbow).  It is very clean, available in a variety of sizes, retains its natural colour, does not bleed or fade, does not deteriorate and requires low to no maintenance once in place.  The largest market is for the home and garden landscaping market, which desires bags of the products as opposed to bulk purchases.  Many large retail chains offer a variety of landscaping products, including lava rock, and some CPC customers now carry wash colour of the product.  Distribution agreements with these chains offer a lucrative annuity.  The main driver is price and dependability in service of the source.  CPC has trademarked “Lavascape” and has already established a loyal market presence.  Landscape uses include: decorative coloured rock for landscaping and groundcover, larger rocks for gardens, ponds, rock walls and feature rocks in Japanese gardens, pathways and driveways, and rooftop landscaping.

(9)

Ceramic Briquettes – Lava King

CPC is also planning to manufacture its own ceramic briquettes.  This market is for a bagged product distributed through large retains chains.  Price and dependability of product are the two major determining factors of successful sales of the product.  CPC has trademarked “Lava King” and has already established a loyal market presence.

(10)

Lava King Sand

CPC has acquired the rights to a unique binding agent that, when combined with the fine volcanic aggregate from the Nazko deposit (Lava King infield sand), results in an extremely versatile and durable playing surface.  CPC has developed industry-leading expertise in this field and has a number of successful projects, including show rings and riding arenas for equestrian events at the Pacific National Exposition (PNE).  CPC has provided its Lava King red infield sand to the premiere North American baseball facility “SoftBall City” in Surrey, B.C.  CPC currently provides material to many facilities hosting the annual summer games, a large number of municipalities and schools, professional track and field facilities, and other private sports facilities.  This is a large and growing market.  To date, sales have been through word of mouth and referrals from loyal user groups whose maintenance managers and groundskeepers network at workshops and field days for turf and recreational facility suppliers.  CPC currently works closely with a sport architect who has specified Lava King sands into a number of projects.

(11)

Industrial Ceramics

The inherent characteristics of volcanic aggregate suggest it is an ideal product for the development of industrial ceramics, particularly where highly inert and non-conductive products are required.  The creation of these products requires a sophisticated production process.  As well as providing the raw material, the Nazko deposit is located in a resource rich area with abundant hydropower, low cost land and labour.  This line of products will require significant additional capital and offers long term potential for worldwide markets.  A joint venture program with CPC, NRC and AGRA is underway to evaluate this industry.

Environmental Regulation

The Company is subject to the following environmental regulations set out by the Ministry of Energy, Mines and Petroleum Resources, Land Management and Policy Branch – Kootenay Division:

†

Mass Wastings & Surface Erosion

†

Roads & Bridges

†

Slope and terrain stability

†

Northern Goshawk Nesting Site

†

Deer Winter Range

†

Impact on Bears

†

Traffic Management

†

Environmental Monitoring

†

Reclamation Program

†

Re-vegetation and Use of Suitable Growth Medium

†

Watercourses

†

Trenches

†

Drilling & Major Excavations

†

Disposal of Fuels & Toxic Chemicals

†

Safety Provisions

†

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

CPC’s operations and activities are covered by mine leases and an approved permit for work system and reclamation programs signed by the Minister of Mines and the Chief Inspector of mines at that time.  In addition, CPC has a Project Approval Certificate from the Environmental Assessment office.  CPC follows the criteria as set out in these permits as well as adhering to the Mines Act (British Columbia).  Inspectors from these agencies perform periodical inspections and CPC has received numerous safety awards for it’s safe working record at its operations as well as never having any disputes or letters of problems from the governing ministries that oversee its activities.

C.

Organizational Structure

On April 28, 2004, the Company purchased a British Columbia company named Canada Pumice Corporation (“CPC”) and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation.  CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC in exchange for 15,345,000 shares of the Company.

D.

Property, Plants and Equipment

Office Space

The Company utilizes about 1,441 square feet of office space in Vancouver, British Columbia, under an office lease for a term expiring on November 13, 2006.  The landlord is Bank Vontobel AG.  The Company’s monthly rent in 2003 was $4,847.89.  In addition, the company has a 580 square foot operations office adjacent to its pilot plant site.

In addition, the Company has opened an office in Beijing, P.R. China.  This office space is approximately 159 square meters located at Suite 12056, Building 2, Jianwai Soho, 39 Dongsanhuan Zhonglu Road, Chaoyang District, Beijing, P.R. China  100022.  The Company has entered into a lease agreement for this office space for a term of three (3) years expiring on August 31, 2007, and having a rental deposit of approximately US$6,209 and a monthly rental payment of approximately US$2,070.

Mineral Property

Black Crystal Graphite Project

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

Klara Claims on the Nazko Volcanic Cone

The Klara property near Nazko, British Columbia consists of twelve contiguous mineral claims with a total area of 1,200 hectares.  Mr. Brian C. Wear (Owner No. 139409) is the registered owner of the Klara claims and is the President of CPC, the Company’s wholly owned subsidiary.  Full permitting for the Nazko quarry has been in place since April 6, 1998.  This includes a 30-year renewable mine permit (Permit No. Q-205), a full environmental assessment (EA approval certificate No. M96-01 issued in 1996, and a controlled water license (No. 102300) granted in 1993 allowing for the removal of 13,500 litres of water per day.  The Klara claims have been calculated to contain a total of 44,974,000 tonnes of volcanic deposits (tephra, tuff breccia and basalts).  These include:

29,265,000 tonnes of proven reserves

8,898,000 tonnes of probable reserves

6,811,000 tonnes of inferred reserves

At current license production totals of 100,000 tonnes per year, the proven component of the deposit would be in operation for roughly 290 years.  The deposit taken as a whole would be in operation for roughly 450 years.

The following table lists all current claims held by the Company:

Tenure No.	Claim Name	Work Recorded to	Status	Mining Division	Area
207382	KLARA II	2006.04.19	Good Standing 2006.04.19	Cariboo	20 un
207384	KLARA IV	2006.04.19	Good Standing 2006.04.19	Cariboo	1 un
207385	KLARA V	2006.04.19	Good Standing 2006.04.19	Cariboo	1 un
207386	KLARA VI	2006.04.19	Good Standing 2006.04.19	Cariboo	1 un
207387	KLARA VII	2006.04.19	Good Standing 2006.04.19	Cariboo	1 un
207388	KLARA VIII	2006.04.18	Good Standing 2006.04.18	Cariboo	1 un
207389	KLARA IX	2006.04.19	Good Standing 2006.04.19	Cariboo	1 un
207390	KLARA X	2006.04.19	Good Standing 2006.04.19	Cariboo	1 un
207391	KLARA XI	2006.04.19	Good Standing 2006.04.19	Cariboo	1 un
316265		2004.08.20	Good Standing 2004.08.20	Cariboo	200 ha
329933		2004.09.20	Good Standing 2004.09.20	Cariboo	200 ha
368857	KLARA 11A	2006.05.05	Good Standing 2006.05.05	Cariboo	20 un
503542		2006.01.14	Good Standing 2006.01.14	Cariboo	234 ha

503543	2006.01.14	Good Standing 2006.01.14	Cariboo	488 ha
503544	2006.01.14	Good Standing 2006.01.14	Cariboo	292 ha
503546	2006.01.14	Good Standing 2006.01.14	Cariboo	488 ha
503548	2006.01.14	Good Standing 2006.01.14	Cariboo	468 ha
503550	2006.01.14	Good Standing 2006.01.14	Cariboo	468 ha

Plants

Graphite Processing Plant

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

In addition to the quarry operation and beneficiation plant, the Company, through its subsidiary CPC, owns a rail siding and bulk loading facility in Quesnel, where it has easy access to the Port of Prince Rupert and the Port of Vancouver.  CPC has experience in shipping bulk by rail to its customer base.  Through its distributor and its network of warehousing throughout Canada, CPC is presently shipping custom bagged product to its distribution centres in BC, Alberta, Saskatchewan, Manitoba and Ontario where they are then forwarded to retail and industrial outlets.

Equipment

The Company’s mobile fleet includes:

1 - Caterpillar 235C excavator

1 - Caterpillar 980 front end loader

1 - Caterpillar D8K crawler tractor

1 – Caterpillar D9H crawler tractor

1 – 966D Wheel loader

1 – Turbo Chieftain Power Screen

2 – M-60 conveyors

2 – custom built Super B Raglan aluminum trailers

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

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

U.S. and Canadian GAAP Differences

The financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with those of the U.S., except as disclosed in Note “18” to the audited financial statements of the Company for the years ended August 31, 2004 and 2003.

B.

The Company

Acquisition of Canada Pumice Corporation

On April 28, 2004 the Company purchased a British Columbia company named Canada Pumice Corporation (“CPC”), and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. (“VIMI”) and Cariboo Lava Corporation (“Cariboo Lava”).  CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company.  A finder’s fee of 155,000 common shares was paid to an unrelated party on this acquisition.

The purchase method of accounting has been applied with the shares issued as consideration being recorded at $6,905,250, that being the value of the shares given up after considering price fluctuations, liquidity issues and exchange rates.  In addition, all legal, financing, accounting and consulting fees relating to the acquisition have been added as part of the purchase cost.

Details are as follows:

Shares issued to the vendor	$6,905,250
Shares issued for financing	900,000
Shares issued for finder’s fee	93,000
Legal fees	77,419
Financing fees	57,517
Accounting fees	37,175
Consulting fees	17,945
$8,088,306

At the date of the acquisition, the value of the identifiable net assets of CPC was as follows:

ASSETS
Cash	$4,745
Accounts receivable	135,316
Inventory	434,602
574,663
Mineral property costs	8,502,438
Property, plant and equipment, at net book value	115,742
Reclamation deposit	24,500
$9,217,343
LIABILITIES
Bank overdraft	$368,173
Accounts payable and accrued liabilities	78,963
Employee deductions payable	62,143
Line of credit	81,706
Due to related parties	486,828
Current portion of long-term debt	13,446
1,091,259
Long-term debt	13,278
Asset retirement obligation	24,500
$1,129,037

Total Purchase Price	$8,088,306

The excess value of the consideration given up has been allocated to mineral property costs.

In the Company’s unaudited interim consolidated financial statements for the nine months ended May 31, 2004, the Company reported the acquisition (“Acquisition Agreement”) of CPC in consideration of 15,345,000 common shares of the Company valued in accordance with management’s best valuation based upon traditional valuation indices of market price of the Company’s shares (then trading at about $0.55US) and valuation reports of the assets of CPC resulting in management’s best agreement with the vendor of a deemed value of $0.74CDN per share.

Upon recent review of the CPC acquisition with its auditors and guidance from the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section (“HB”) 1581, “Business Combinations”, management has accepted suggestions to reconsider the pricing mechanism and has determined that the transaction should be valued at $0.45CDN per share, this being arrived at through a CICA calculation process of considering a number of factors including price fluctuations, liquidity issues and projected three year time based discount values.

Concurrently with the acquisition of CPC, Brian Wear was engaged as Senior Vice-President and COO of the Company under contract and with a grant of 2,000,000 stock options (“Stock Option”) to be priced at the deemed value of the value of the shares issued for the acquisition of CPC.

The above changes have been reflected in the audited consolidated financial statements for the current year ended August 31, 2004.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CPC and CPC’s wholly-owned inactive subsidiaries, VIMI and Cariboo Lava.  Results of operation are included from the date of acquisition.

Adoption of Accounting Policies

During the year ended August 31, 2004, the Company adopted the following significant accounting policies:

Effective September 1, 2003, the Company prospectively adopted the CICA HB 3063 “Impairment of Long-Lived Assets”, which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value.  An estimate of fair market value is undertaken annually and the impairment loss, if any, is charged to earnings. There were no impairment losses recorded during fiscal 2004. Management’s estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs.

Effective September 1, 2003, the Company elected early implementation of CICA HB 3110 “Asset Retirement Obligations”, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made.  The asset retirement costs are capitalized as part of the carrying amount of the long-term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is recorded until settlement of the obligation.  As a result of the adoption of this accounting standard, the carrying value of the Black Crystal property and the corresponding asset retirement obligation was increased by $135,000 during the year ended August 31, 2004.  The estimated closure costs of $24,500 associated with the Nazko Cone property at the time of acquisition was recognized in full as part of the acquisition cost.

The Company has adopted the recommendations of CICA HB 3870, “Stock-based compensation and other stock-based payments”.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

As encouraged by CICA HB 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the current fiscal year beginning September 1, 2003.

Year ended August 31, 2004 compared with the year ended August 31, 2003

Liquidity and Capital Resources

During the current year, the cash position increased by $35,036 resulting in a cash balance of $20,898 at August 31, 2004 compared with a negative balance of $18,883 at August 31, 2003.  As part of the acquisition of CPC, the Company also acquired $4,745 of cash on April 28, 2004, which is included in the cash position at August 31, 2004.

The Company used $1,981,650 for operating activities during the current year compared with $207,398 in the prior year.  The major increase of cash used is due to the higher level of operating expenses incurred in the year combined with the payment of large accounts payable balances.

The Company used $1,041,780 for investing activities during the current year compared with $545,750 in the prior year.  After adjusting for amortization expense and asset retirement costs, the Company incurred $445,629 on mineral property costs compared with $539,099 in the prior year.  Of the current year total, $435,341 relates to the Black Crystal property and $10,288 relates to prepaid expenditures made in relation to a mineral property agreement in China.  The full amount of the prior year balance relates to the Black Crystal property.  The cash expenditures that were added to the carrying amount of the CPC acquisition totalled $190,056.  As mentioned hereinbelow in the Results of Deferred Exploration Expenditures section, the Company focused on testing and refinement of the plant processes in the current year whereas the prior year was spent making modifications to the plant, bulk sampling and preparing technical reports.  The Company spent $406,095 on property, plant and equipment purchases during the year compared with $6,651 in the prior year.  Black Crystal equipment purchases totalled $93,739 while Nazko Cone equipment purchases totalled $312,356.

The cash resources provided by financing activities during the year was $3,058,466 compared with $563,083 in the prior year.  The bulk of this financing came as a result of debt financing obtained as part of the CPC acquisition.

By a loan agreement dated 25 September 2003, the Company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, (who subsequently became a director of the Company), of which $150,000 was set up as an interest reserve to service the monthly interest instalments.  The debenture bore interest at a rate of 15% per annum, compounded monthly, and was repayable on 26 September 2004.  The Company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the Company valued at $135,500 to the lender as a non-refundable commitment and funding fee.

By a loan agreement dated 7 May 2004, the Company secured additional financing in the form of a demand debenture by cancelling the first debenture for a new debenture in the amount of $4,000,000, from a company controlled by a director, of which $600,000 was set up as an interest reserve to service the monthly interest instalments.  The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005.  The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company valued at $900,000 to the lender as a non-refundable commitment and funding fee for the new debenture.  The Company also paid a three-month interest penalty of $37,500 as a result of the early redemption of the first debenture.  The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company.  The application fee, the commitment and funding fee and the interest penalty have been recorded towards the acquisition of CPC as it was this funding that enabled the acquisition to complete.

Details of the demand debenture and interest reserve account as at 31 August 2004 are as follows:

Proceeds from demand debenture	$4,000,000
Balance of interest reserve held by the lender	(410,640)
$3,589,360

The Company may elect to extend the term of the debenture for a further twelve months at the option of the Lender.  The Company can pay off the debenture prior to the due date, in whole or part, subject to a three-month interest penalty.  If the Company secures new financing, 25% of the net proceeds shall be applied to the debenture.

During the year the Company paid $284,679 in interest on the two debentures in addition to the fees and penalties mentioned above.  During the same period the Company earned $4,522 on the monies held in the interest reserve account.

A portion of the above financing in the amount of $368,173 was used to pay down bank indebtedness acquired on the acquisition of CPC.  In the same manner, shareholder loans in the amount of $449,222 acquired on the acquisition were paid down with the financing received in the year.

On 28 April 2004 in conjunction with the CPC acquisition, the Company loaned the former principal of CPC and current director of the Company $263,000.  The loan is non-interest bearing, secured by 355,500 escrow shares of the Company and due after 1 October 2005.  If there is a default on the loan, the Company’s only recourse is to keep the shares held in escrow.  As at 31 August 2004, the market value of the escrow shares is $202,635.

Proceeds from share capital issued for cash during the year was $588,367 as compared with only $148,250 in the prior year.

During the year, the company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

During the year, the company issued 1,355,000 common shares to employees, directors, officers and consultants as a result of stock option exercises for gross proceeds of $371,808.

During the year, the company issued 15,990 common shares as a result of warrant exercises for gross proceeds of $5,167.

During the period, the company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders.  One unit was issued for each $0.271 of outstanding debenture.  Each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

During the period, 57,144 common shares originally issued to certain debenture holders were returned to the company in exchange for the original principal amount of $20,000 plus accrued interest.

At August 31, 2004, the Company had a working capital deficiency of $3,355,621.  In the short term, the Company expects to rely on external debenture financing and private placement equity financing to fund its cash requirements.

Results of Operation

Please refer to the Company’s Statement of Loss included in the audited consolidated financial statements for the fiscal year ended August 31, 2004 (“current year”) for a complete breakdown of the Company’s activities during the fiscal year.  Following is a summary of the highlights during the current fiscal year with comparative information presented for the prior fiscal year ended August 31, 2003 (“prior year”).

The Company generated sales in the amount of $449,427 during the current year.  All of the sales were generated from the Company’s newly acquired subsidiary, CPC and its pumice operations and represent operations from April 29, 2004 through August 31, 2004.  The cost of goods sold associated with the products sold was $336,788 leaving a gross profit of $112,639.  Crystal Graphite reported no sales in the prior year.

Operating expenses totalled $2,585,634 in the current year compared with $1,321,068 in the prior year.  This is an increase of $1,264,566.  Operating expenses are made up of wages, benefits and payments to contractors of $1,635,448 (which includes stock-based compensation expense in the amount of $964,684 booked for stock options granted to employees, directors and officers), marketing costs of $229,202 (which includes stock-based compensation expense in the amount of $7,409 booked for stock options granted to consultants), shareholder information and investor relations of $149,457, general and administrative of $129,820, legal fees of $95,842, occupancy costs of $76,720, travel of $65,928 and various other smaller expenses all under $50,000 each.

The increase in the operating expenses of $1,264,566 over the prior year is mainly attributable to an increase in stock compensation expense during the year as well as increased activity in the Company due to the acquisition of CPC as well as including the operations of CPC for the four months from the date of acquisition.  The key operating expense items that increased over the prior year were an increase in wages, benefits and subcontractors of $1,271,491 (stock compensation expense was $964,684 in the current year compared to $nil in the prior year), increase in general and administrative of $64,753, increase in legal fees of $40,712, increase in transfer agent fees of $36,070, increase in amortization of $28,328, increase in research and development of $25,492 and an increase in listing and filing fees of $6,891.  The increase of these key items was offset by decreases over the prior year in marketing of $228,808 (stock compensation expense was $nil in the current year compared to $245,900 in the prior year), decrease in shareholder information and investor relations of $16,236 and travel of $10,059.  Product marketing is currently the main focus of the company as management is searching for potential purchasers of graphite as well as pumice products and therefore reflects a large increase in cost.  Wages have increased due to the adding of two new full time staff persons in the Vancouver office and the addition of the CPC staff for the 4 months from the date of acquisition.  General and administration expenses increased due to the activity of acquiring CPC, obtaining financing and including 4 months of activity from the CPC operations.  Legal fees were higher due to the acquisition of CPC, the various financing that occurred in the period as well as applying for the listing on the CNQ.  Listing and filing fees were up significantly due to the company applying for and being listed on the Canadian Trading and Quotation System Inc (“CNQ”).

Other key expense items shown separately from operating expenses were interest on loans and debentures of $302,689 (which includes $12,500 of accrued interest recorded on the conversion into 236,776 shares and a reversal of $1,509 of accrued interest on the return of shares exchanged for cash) and financing fees relating to the convertible debentures and demand debenture of $195,321.  The financing fees relate directly to the demand debenture and convertible debenture funds received during the period.  There were no financing fees in the prior year and interest on debentures only amounted to $43,589.  In the prior year there were finder’s fees paid in the amount of $62,250.  No such fees were paid in the current year.

Overall, the Company incurred a loss of $2,991,438 for the year ended August 31, 2004 compared with a loss of $1,446,929 for the comparative period ended August 31, 2003, which represents an increase of $1,544,509 over the prior year.  The loss per share (Basic and Diluted) was $0.09 in the current year compared to $0.06 in the prior year.

Results of Deferred Exploration Expenditures

Please refer to the Company’s Schedule of Mineral Property Costs included in the audited consolidated financial statements for the fiscal year ended August 31, 2004 for a complete breakdown of the Company’s mineral exploration activities during the fiscal year.  Following is a summary of the highlights during the current fiscal year with comparative information presented for prior fiscal year ended August 31, 2003.

The Company incurred expenditures on its Black Crystal Graphite Project of $728,691 for the current year compared with $751,092 for the prior year, which represents a decrease of $22,401 over the prior year.  The deferred exploration costs consisted of amortization expense of $158,350, wages, benefits and subcontractors of $159,374, asset retirement costs of $135,000, field and general of $121,912, repairs and maintenance of $50,598, transportation and hauling of $37,337 and various other smaller expenditures all under $30,000 each.

During the year, due to the Company adopting CICA HB 3110 regarding asset retirement obligations, $135,000 has been recorded to the carrying value of the property, that being management’s estimate of future mine closure costs for the Black Crystal property.

The decrease in expenditures of $22,401 (plus the one time entry of $135,000 for asset retirement costs) over the prior year is mainly attributable to the fact that the Company has changed its focus to marketing over last year and due to the shortage of funding for further property development.  The current year property activities consisted of testing and experimental work on the beneficiation plant and equipment as well as testing of the laboratory and graphite quality processes.

As described above, the Company acquired CPC on April 28, 2004.  CPC’s main asset is its Nazko Cone property in Quesnel, B.C.  The portion of the acquisition cost relating to the Nazko Cone property in the amount of $8,502,438 has been capitalized to mineral property costs.  As the Nazko Cone property is in production, the capitalized costs will be amortized on a unit-of-production method based on the estimated life of the proven and probable pumice reserves.  No amortization has been booked in the current year as the production in the four months from the date of acquisition compared with the proven and probable reserves results in an immaterial balance.

Risks and Uncertainties

Crystal Graphite Corporation has developed high purity graphite that is primarily targeted to the high technology sector such as bi-polar plate manufacturing for the fuel cell industry.  While all indicators are that this is expected to be a significant industry, CGC has no control over when the graphite requirements may have reasonable growth.

Crystal Graphite has limited financial resources and no assurances sufficient funding will be available to conduct further development and marketing of its product.

Currency fluctuations may affect the cash flow that the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars.  The company's costs are incurred in Canadian and U.S. currencies.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

Research and Development, Patents and Licenses, etc.

For the year ended August 31, 2004 and up to January 31, 2005 collectively, the Company did not incur any expenditures relating to either patent and/or license development or filings.

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

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director/ Officer of the Company Since	Number of Shares of the Company Beneficially Owned, Controlled or Directed(1)
Gordon J. Sales Vancouver, British Columbia, Canada President, CEO and a Director of the Company	Businessman, Self-Employed Investor	President since December 1999 Director since October, 1998	876,658
Brian C. Wear Abbotsford, British Columbia, Canada Sr. Vice President, COO and a Director of the Company	Businessman, Self Employed	April 29, 2004	15,345,000
Richard J. Ivy Pittsburg, PA USA Director of the Company	Self-Employed Businessman	July 04, 2000	Nil
Geoffrey R. Caine Vancouver, British Columbia, Canada Director of the Company	Retired Businessman	January 18, 1996	358,187
Alexander Cox Vancouver, British Columbia, Canada Director of the Company	Chartered Accountant, Real Estate Developer, Self Employed	February 24, 2004	2,000,000

Edward J. Nunn Nelson, British Columbia, Canada Vice President - Operations	Professional Mining Engineer	General Manager July 1, 2000 Vice President Operations September 30, 2003	44,975
Bernie Zacharias Langley, British Columbia Chief Financial Officer	Chartered Accountant and Vice President of Avisar (formerly Tonelli & Associates)	January 13, 2004	Nil
Lana Bea Turner Vancouver, British Columbia, Canada Corporate Secretary	Administration Previously held Secretary (Officer) with Promax Energy Inc. from 1993 to 2000	March 3, 2000	66,665

Notes:
(1)	These figures are as of February 18, 2005

The following are brief profiles of the Directors and Executive Officers of the Company:

†

Mr. Gordon Sales (age 67) is the President, CEO and a Director of the Company devoting 100% of his time to the business of the Company.  Mr. Sales has a strong background in the wholesale/retail industry, building supply operations, distributor and dealer of truck parts, wood chips export and commercial real estate development with budgets ranging from $10-180 million.

†

Mr. Brian C. Wear (age 50) is Sr. Vice President, Chief Operating Officer and a Director of the Company as well as the President of the Company’s subsidiary, Canada Pumice Corporation devoting 100% of his time to the business of the Company.  Mr. Wear comes to the mining world from the marine industry.  He worked for 15 years in the merchant marine and is a commercial/research diver.  During his time in the merchant marine he earned his Canadian Masters Certificate and additional Foreign Going Officer’s Certificates.  He has acted as First Officer and Master on a host of ships from the Caribbean to the Arctic, shipping a variety of commodities.  Mr. Wear developed insight into the workings of the construction aggregate and cement products market during his shipping duties.  In 1986, he discovered the Nazko Volcanic Cone and quickly determined its potential significance in the world market.  As a result, Canada Pumice Corporation (CPC) was incorporated in 1990.

†

Mr. Geoffrey R. Caine (age 83) is a Director of the Company.   Mr. Caine was involved in the lumber industry for 50 years and retired in 1997.

†

Mr. Richard Ivy (age 57) is a Director of the Company.  Mr. Ivy has approximately 25 years in management and operations of sales of noble alloys, ferroalloys and other processed minerals.  From 1989 to 1996, he occupied senior positions with BHP Trading Inc. and Placer Sales, Inc. and from 1995 to the present has been President and owner of United Mineral Resources Inc. which had revenues of $13,000,000 in the latest year through presentation of major producers specializing in such products as vanadium pentoxide, ferrovanadium, molybdenum oxide and other specialty products.

†

Mr. Alexander Cox (age 66) is a Director of the Company.  Mr. Cox is a resident of Vancouver and is a successful real estate developer, developing properties in Whistler, Victoria and the lower mainland of B.C.  Mr. Cox graduated from McGill University, 1961 Bachelor of Accounting, 1963 Licentiate in Accounting and 1963 Chartered Accountant.  Mr. Cox was engaged in public practice with the National Accounting Firm of Clarkson, Gordon (now Ernst & Young) for over 20 years.  Mr. Cox was a client handling partner responsible for co-ordinating the performance of audit, accounting tax and a variety of other special work for a wide range of clients in both the public and private sector.

†

Mr. Edward J. Nunn (age 58) is the Vice President - Operations of the Company.  Mr. Nunn was appointed as an officer of the Company on January 9th, 2002 devoting 100% of his time to the business of the Company.  Mr. Nunn has worked around the globe for several other mining companies, staying several years at each project.

†

Mr. Bernie Zacharias (age 31) is Chief Financial Officer of the Company and was appointed on January 13, 2004.  He is also Vice President of Avisar, Chartered Accountants.  Bernie received his Chartered Accounting designation in 2000 by examination in 1998.  Over the past seven years, Mr. Zacharias has worked extensively with mineral exploration and development stage companies on the TSX Venture Exchange as well as Foreign Private Issuers reporting to the Securities and Exchange Commission.

†

Ms. Lana B. Turner (age 50) is the Secretary and CFO of the Company.   Ms. Turner was appointed Secretary of the Company on March 3, 2000, devoting 100% of her time to the business of the Company.  Ms. Turner was appointed Chief Financial Officer of the Company on July 19, 2002 and resigned from such position on January 13, 2004.  Ms. Turner worked part-time for the Company since June 1999 and was awarded a full time contract on July 1, 2000.  Ms. Turner has worked as an accountant and did corporate filings for several reporting companies over the past twenty years.

Aggregate Ownership of Securities

There are presently an aggregate of 19,027,985 common shares of the Company owned by all of the Directors, Officers and promoters of the Company representing 42.87% of the total issued and outstanding common shares of the Company.

Other Reporting Issuers

The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within five years prior to the date of this Annual Report:

Member	Position with Other Reporting Issuer
Gordon J. Sales	BGR Corporation – Director since August 22, 2003
Lana Bea Turner	Secretary of Jet Gold Inc. since December 2003 Secretary of Promax Energy Inc. – resigned in March of 2000
R. Geoffrey Caine	Served as a Director of Quinto Mining Corporation from 1994 to 1998.
Richard Ivy	Nil
Alexander Cox	Nil
Bernie Zacharias	Nil
Edward Nunn	Nil

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

Other Information

There are no family relationships between any of the Directors or Officers of the Company.  The approximate percentage of business time that each Director and Officer will devote to the Company’s business is as follows:

Name	Percentage of Time
Gordon Sales	100%
Brian Wear	100%
Geoffrey R. Caine	5%
Richard Ivy	25%
Alexander Cox	10%
Edward Nunn	100%
Lana Bea Turner	100%
Bernie Zacharias	25%

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

The Company has created eight Executive Offices, namely that of President, Secretary, CEO, Sr. Vice President, Chief Operating Officer, Vice President – Operations, Vice President – Corporate Development and Chief Financial Officer.  In this regard the Company’s named Executive Officers (collectively, the “Named Executive Officers”) are as follows:

Gordon Sales – Mr. Sales was appointed the President and CEO of the Company on December 9, 1999 and served as a Director since October, 1998.

Brian C. Wear – Mr. Wear was appointed Sr. Vice President and COO of the Company on April 29, 2004 and joined the board on the same date.

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

The following table details the compensation paid to the Company’s Named Executive Officers during the fiscal year ended August 31, 2004:

Summary Compensation Table Annual Compensation Long-Term Compensation
Name and Principal Position(1)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Gordon Sales President, CEO and a Director	2004 2003 2002	132,000 118,000 132,000	Nil Nil Nil	Nil Nil Nil	Nil 900,000 200,000	Nil Nil Nil
Brian Wear Sr. Vice President, COO and a Director (2)	2004	60,000	Nil	Nil	2,000,000	Nil
Lana Bea Turner Secretary	2004 2003 2002	49,920 49,920 49,920	Nil Nil 500	Nil Nil Nil	Nil 100,000 20,000	Nil Nil Nil
Edward Nunn Vice President – Operations (3)	2004 2003 2002	132,000 118,000 88,000	Nil Nil Nil	Nil Nil Nil	Nil 200,000 100,000	Nil Nil Nil
Bernie Zacharias Chief Financial Officer (4)	2004	Nil (5)	Nil	Nil	Nil	Nil

Notes:
(1)	Refer to the disclosure found above the Summary Compensation Table hereinabove for a detailed description of the Company’s Named Executive Officers.
(2)	Mr. Brian Wear was appointed as the Sr. Vice President, COO and a Director on April 29, 2004–
(3)	Mr. Edward Nunn was appointed as the Vice President – Operations on September 30, 2003.
(4)	Mr. Bernie Zacharias was appointed the Chief Financial Officer on January 13, 2004.
(5)

During the fiscal year ended Aug. 31, 2004, Avisar, Chartered Accountants, a company which Mr. Bernie Zacharias is part owner, was paid or accrued $43,175 by the Company.  This figure includes all accounting, tax and consulting work performed by Avisar, including the CFO functions as required by the Company.

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

Options/SAR Grants during the most recently completed Financial Year

As of January 31, 2005, the Company had granted the following options to purchase common stock of the Company and which still remain outstanding as follows:

Name of Optionee	Position	Number Of Optioned Shares (1)	Exercise Price	Date Granted	Expiry Date
Gordon J. Sales	Off/Dir	400,000	CDN$0.68	Oct 29/01	Oct 29/06
Gordon J. Sales	Off/Dir	400,000	US$0.20	Sep30/03	Sep18/08
Lana Bea Turner	Officer	90,000	CDN$0.68	Oct 29/01	Oct 29/06
Geoffrey Caine	Director	100,000	CDN$0.68	Oct 29/01	Oct 29/06
Geoffrey Caine	Director	200,000	US$0.20	Sep30/03	Sep18/08
Richard J. Ivy	Director	50,000	CDN$0.68	Oct 29/01	Oct 29/06
Richard J. Ivy	Director	50,000	CDN$1.08	Oct 29/01	Aug13/06
Richard J. Ivy	Director	300,000	US$0.20	Sep30/03	Sep18/08
Edward J. Nunn	Officer	150,000	CDN$0.68	Oct 29/01	Oct 29/06
Edward J. Nunn	Officer	300,000	US$0.20	Sep30/03	Sep18/08
Paul Boucher	Consultant	25,000	CDN$0.68	Oct 29/01	Oct 29/06
Vic Learmonth	Employee	50,000	CDN$0.68	Oct 29/01	Oct 29/06
Vic Learmonth	Employee	190,000	US$0.20	Sep30/03	Sep18/08
Sheila Street	Employee	50,000	CDN$0.68	Oct 29/01	Oct 29/06

Notes:

(1)

These figures do not include options that have been exercised prior to January 31, 2005.

The following persons exercised options during the fiscal year ended August 31, 2004:

Name	Amount of Options Exercised	Proceeds to the Company	Date of Exercise
Pro Matrix Corp.	100,000	US$20,000	12/18/03
John Geisler	100,000	US$20,000	01/09/04
Gordon Sales	200,000	US$40,000	02/06/04
Lana Turner	100,000	US$20,000	02/06/04

John Geisler	300,000	US$60,000	02/06/04
Edward Nunn	50,000	CDN$34,000	02/18/04
Gordon Sales	150,000	US$30,000	02/18/04
Ernest Resources Ltd. (1)	25,000	US$5,000	02/24/04
Ernest Resources Ltd. (1)	75,000	US$15,000	03/03/04
Gordon Sales	150,000	US$30,000	04/21/04
Brian Wear	2,000,000	(2)	07/09/04
Pro Matrix Corp.	100,000	US$20,000	08/17/04
Pro Matrix Corp.	55,000	US$1,000(3)	08/25/04
Victor Learmonth	10,000	US$2,000	09/24/04

(1)

Ernst Resources Ltd. is controlled by Mr. Barrett Sleeman, a former director of the Company who resigned on February 24, 2004.  All of the other options that were held by Ernest Resources Ltd. have now expired in accordance with the terms of the stock option agreement.

(2)

Mr. Brian Wear decided to use the alternative payment method in his stock option agreement which allowed him to surrender for cancellation and return to treasury 2,000,000 restricted shares of common stock of the Company as payment for the 2,000,000 shares received from the exercise of options.

(3)

Pro Matrix Corp. decided to use the net exercise provision in its stock option agreement which allowed it to surrender 50,000 stock options in order to receive 50,000 shares from the exercise of a total of 100,000 stock options.  In addition, Pro Matrix Corp. paid $1,000 for the exercise of an additional 5,000 stock options to receive 5,000 shares.

As at January 31, 2005, there were a total of 2,355,000 shares issuable pursuant to stock options outstanding.

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

C.

Board Practices

The Board of Directors meet quarterly to set policy and review the progress as well as review and approve budgets and expenditures.

The Company

The following is a list of the appointment dates of the current Directors and Executive Officers of the Company:

Director and Officer	Position with the Company
Gordon Sales	President, CEO and a Director appointed on December 9, 2000 as President and October 18, 1998 as Director.
Brian Wear	Senior Vice President, COO and a Director appointed on April 29, 2004
Geoffrey R. Caine	Director appointed on January 18, 1996.
Alexander Cox	Director appointed on February 24, 2004
Richard Ivy	Director appointed on July 4, 2001.
Edward J. Nunn	Vice President – Operations appointed on September 30, 2003
Lana Bea Turner	Secretary appointed on March 3, 2000 and CFO appointed on July 19, 2002. Resigned as CFO on January 31, 2004.
Bernie Zacharias	CFO appointed on January 13, 2004

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

D.

Employees

The Company has the following eight full-time employees as of August 31, 2004:

Mr. Gordon J. Sales is the Company’s President, CEO and a Director and is responsible for the overall management and administration of the Company.

Mr. Brian C. Wear is the Company’s Sr. Vice President, COO and a Director and is responsible for the overall management and administration of the Company’s subsidiary, Canada Pumice Corporation.

Mr. Edward J. Nunn is the Company’s Vice President – Operations and General Manager and  is responsible for the production of the quarry and plant on our graphite deposit as well as assist the President in the overall management, administration, and growth of the Company.

Mr. John H.P. Geisler, is responsible for corporate marketing functions, including all aspects of strategic planning, acquisitions, and working with the financial community.

Ms. Lana Bea Turner, is the Company’s Office Manager, Bookkeeper and is in charge of corporate filings and receptionist services for the Company.

Mr. Victor B. Learmonth, is the Surface Superintendent who is responsible as the front-line supervision to the labourers and contractors.  Mr. Learmonth is a qualified automotive technician, equipment operator, welder and machinist with over 25 years of experience in his own businesses.  Mr. Learmonth oversees the operations at the graphite beneficiation plant and the quarry site and is directly involved in the construction and logistical design of all surface operations.

Sheila Street, B.Sc is the Supervisor of Environment, Quality Control & Technical Services.  Ms. Street has overseen the environmental assessment of the Black Crystal Graphite Project and is in charge of graphite quality and product control.  She is also responsible for regulatory permitting and certification for the project.  Ms. Street has been involved in many mine assessment and remediation projects and worked closely with First Nations, Community and Regulatory groups.  Past experience includes environmental consulting work for the Diavik and Ekati diamond mines in the NWT.  She is presently on maternity leave and works on an on-call basis.

Steve Cameron is the Surface Superintendent for Canada Pumice Corporation.  Mr. Cameron is a qualified Heavy Equipment Operator and Class 1 Truck Driver,

with over 27 years of experience in heavy industry as an employee and being self-employed.  Mr. Cameron, who has seven years supervisory experience, oversees the operations at the CPC Nazko and Quesnel quarry sites.

In addition to these employees, the Company also has a metallurgist and geologist engineer that it regularly uses as consultants on an “as needed” basis.

E.

Share Ownership

Directors and Officers

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

Name	Office	Number of Shares (1)
Gordon Sales	President, CEO and a Director	1,213,158
Brian Wear	Vice President, Chief Operating Officer and Director	15,345,000
Geoffrey R. Caine	Director	358,187
Alexander Cox	Director	2,000,000
Richard Ivy	Director	Nil
Lana Bea Turner	Secretary	66,665
Bernie Zacharias	CFO	Nil
Edward Nunn	General Manager Vice President – Operations	44,975

Note:

(1)	These figures are as of February 18, 2004.

As a group the Directors and Executive Officers of the Company hold 19,027,985 common shares; which is 42.87% of the total amount of issued and outstanding common shares of the Company (see the section captioned “Options” hereinbelow for a detailed description of any and all Options held by the Directors and Executive Officers in and to the Company.)

Public and Insider Ownership

As at August 31, 2004, the Directors, Officers and insiders of the Company hold an aggregate of 19,027,985 common shares of the Company on a non-fully diluted basis, being 42.87% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 25,355,696 common shares of the Company, or 57.13% of the then issued and outstanding common shares of the Company, assuming that no outstanding Warrants to acquire common shares of the Company are exercised.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of management of the Company, as at August 31, 2004 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Common Shares
Brian Wear	15,345,000	34,55%
CDS & Co.(1)	12,583,047(2)	28.33%
KAK Investments Inc. (2)(3)	11,365,541	25.59%

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

To the best of the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

To the best of the Company’s knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company other than as stated in this Annual Report.

As at January 14, 2005, there were 167 registered shareholders of record, of which 81 registered shareholders were resident of the United States.

B.

Related Party Transactions

Demand Debenture

By a loan agreement dated 25 September 2003, the Company secured financing in the form of a demand debenture for an amount of $1,000,000 from an Alexander Cox, (who subsequently became a director of the Company on 24 February 2004), of which $150,000 was set up as an interest reserve to service the monthly interest instalments.  The debenture bore interest at a rate of 15% per annum, compounded monthly, and was repayable on 26 September 2004.  The Company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the Company valued at $135,500 to the lender as a non-refundable commitment and funding fee.

By a loan agreement dated 7 May 2004, the Company secured additional financing in the form of a demand debenture by cancelling the first debenture for a new debenture in the amount of $4,000,000, from Alexander Cox, of which $600,000 was set up as an interest reserve to service the monthly interest instalments.  The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005.  The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company valued at $900,000 to the lender as a non-refundable commitment and funding fee for the new debenture.  The Company also paid a three-month interest penalty of $37,500 as a result of the early redemption of the first debenture.  The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company.  The application fee, the commitment and funding fee and the interest penalty have been recorded towards the acquisition of CPC as it was this funding that enabled the acquisition to complete.

Details of the demand debenture and interest reserve account as at 31 August 2004 are as follows:

Proceeds from demand debenture	$4,000,000
Balance of interest reserve held by the lender	(410,640)
$3,589,360

The Company may elect to extend the term of the debenture for a further twelve months at the option of the Lender.  The Company can pay off the debenture prior to the due date, in whole or part, subject to a three-month interest penalty.  If the Company secures new financing, 25% of the net proceeds shall be applied to the debenture.

During the year the Company paid $284,679 in interest on the two debentures in addition to the fees and penalties mentioned above.  During the same period the Company earned $4,522 on the monies held in the interest reserve account.

Convertible Debenture

During the year, the Company issued 5,000 bonus shares to Edward Nunn and 5,000 bonus shares to Colleen Sales, a relative of a director, for loan arrangements with the Company at a price of $0.271 per share.

During the year, 39,975 units were issued to Edward Nunn and 39,975 units were issued to Colleen Sales for conversion of debentures.

Private Placement

Effective 30 September 2003, the Company issued 256,458 units to Gordon Sales, 357,535 units to Geoffrey Caine and 166,052 to Colleen Sales by private placement for gross proceeds of $211,392.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

Stock Options

On 18 September 2003, the Company granted 2,575,000 share-purchase stock options to directors, officers and employees and are exercisable at a price of US$0.20 per share for a 5-year period expiring 18 September 2008.  For employees and directors, the stock option grant results in a compensation expense of $226,598, which has been recorded in wages and benefits.

On 28 April 2004, the Company granted 2,000,000 share-purchase stock options to Brian Wear, the former principal of CPC, as part of the new management agreement.  The options granted are exercisable at a price of $0.45 per share for a 5-year period expiring 28 April 2009.  The stock option grant results in a compensation expense of $738,086, which has been recorded in wages and benefits.

Amounts due from Related Parties

On 28 April 2004 in conjunction with the CPC acquisition, the Company loaned Brian Wear $263,000.  The loan is non-interest bearing, secured by 355,500 escrow shares of the Company and due after 1 October 2005.  If there is a default on the loan, the Company’s only recourse is to keep the shares held in escrow.  As at 31 August 2004, the market value of the escrow shares is $202,635.

Amounts due to Related Parties

As at 31 August 2004, $37,606 (2003 – $nil) is payable to Brian Wear.  The amounts are non-interest bearing, unsecured and due on demand.

During the year, the Company utilized certain personal credit cards of Brian Wear for a source of additional short term financing.  The Company has disclosed the balance owing from cash advances as at 31 August 2004 in the amount of $54,543 as line of credit under current assets.  The interest rates range from 3.99% to 14.25%.  The monthly minimum repayments range from approximately 1% of principal plus interest to 2% of principal plus interest.

Expenditures paid to Related Parties

During the year, fees for marketing services in the amount of $43,307 (2003 - $93,864; 2002 - $91,621) were paid to United Mineral Resources, a company controlled by Richard Ivy, a director of the Company.

During the year, rent in the amount of $35,500 (2003 - $nil; 2002 - $nil) was paid to Brian Wear or a company controlled by Brian Wear, in respect of the CPC operations.

During the year, management wages were paid or accrued to directors and officers as follows:

Gordon Sales	132,000
Lana Turner	49,920
Edward Nunn	104,000
Brian Wear	60,000

During the year, wages of $120,000 (2003 - $15,000; 2002 - $nil) were paid or accrued to John Geisler for corporate development.

During the year, interest of $2,500 was paid or accrued to Edward Nunn and $2,500 was paid or accrued to Colleen Sales.

Commitments

a)

By agreement dated 30 April 2004, the Company entered into a ten-year Ground and Equipment Lease with 530526 BC Ltd., a company controlled by Brian Wear.  The annual minimum basic rent payments are $82,500 triple net, payable in equal monthly installments of $6,875.  This agreement is renewable for three additional terms of ten years with mutual consent on the same terms and conditions as the original term, except for the amount of annual basic rent payable, which will be adjusted to fair market value.

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

b)

By agreement dated 28 April 2004, the Company entered into a five-year Management Agreement with Brian Wear.  Compensation is a base fee of $15,000 per month plus incentive fees as determined by the board.  The Company is also required to obtain disability and life insurance as outlined in the agreement.  This agreement will renew automatically for subsequent two-year periods on the same terms and conditions as the original term.  The Company may terminate the agreement at the end of a term with 90 days notice.  Commencing on the first anniversary of this agreement, if the agreement is terminated, there shall be a termination fee equal to the sum of:

-

extension of any outstanding stock options for a period of one year after termination; plus

-

the greater of:

i.

the aggregate remaining base fee for the unexpired remainder of the term; or

ii.

Six months of base fee plus one month of base fee for each year, or portion thereof served.

C.

Interests of Experts and Counsel

This section is not applicable to the Company.

ITEM 8 – FINANCIAL INFORMATION

A.

Financial Statements and other Financial Information

The audited financial statements for the Company for the fiscal years ending August 31, 2004, and 2003 form a material part of this Annual Report.  See Item “19” hereinbelow.

B.

Significant Changes

On April 28, 2004, the Company finalized the acquisition of Canada Pumice Corporation (“CPC”), initially announced as under negotiation by the news release dated March 8, 2004.  CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company.  As a result of the acquisition, the Company is now in the market for various pumice products mined from its Nazko Cone property located in the proximity of Quesnel, British Columbia.

ITEM 9 – THE OFFERING AND LISTING

A.

Offer and Listing Details

This Annual Report does not relate to any offering of the Company’s shares.

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2004	US$0.65	US$0.32
2003(1)	US$0.70	US$0.14
2002(2)	Not Available	Not Available
2001	$1.70	$0.85
2000	$1.85	$0.25

Notes:
(1)	The Company commenced trading on the OTCBB on March 31, 2003, and commenced trading on the CNQ on February 9, 2004.
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

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
Aug. 31, 2004(1)	US$0.55	US$0.42
May 31, 2004(1)	US$0.53	US$0.42
Feb. 29, 2004(1)	US$0.58	US$0.40
Nov. 30, 2003(1)	US$0.49	US$0.40
Aug. 31, 2003(1)	US$0.50	US$0.15
May 31, 2003(1)	US$0.70	US$0.20
Feb. 28, 2003	Not Available	Not Available
Nov. 30, 2002	Not Available	Not Available

Notes:
(1)	The Company commenced trading on the OTCBB on March 31, 2003, and commenced trading on the CNQ on February 9, 2004.

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

C.

Material Contracts

During the preceding two years, the Company entered into the following material contracts:

1.

Share Purchase Agreement – Phase I – dated March 3, 2004 among the Company, Canada Pumice Corporation (“CPC”) and Brian C. Wear (“Wear”), pursuant to which the Company acquired 92 of the 2000 issued shares of CPC, which 92 shares are owned by Wear, in consideration for $522,514 which was fully satisfied and paid by the delivery by the Company to Wear of 706,100 common shares of the Company (each at a deemed price of CDN$0.74/share).  The purchase and sale of these shares was completed on April 28, 2004.

2.

Share Purchase Agreement – Phase II – dated March 3, 2004 among the Company, CPC and Wear, pursuant to which the Company acquired 1908 of the 2000 issued shares of CPC, which 1908 shares are owned by Wear, in consideration for $10,832,786 which was fully satisfied and paid by the delivery by the Company to Wear of 14,638,900 common shares of the Company (each at a deemed price of CDN$0.74/share).  The purchase and sale of these shares was completed on April 29, 2004.

Upon completion of the Phase II agreement, the Company became the 100% owner of CPC.

3.

Loan, Pledge and Share Escrow Agreement dated April 28, 2004 between Wear (being the pledgor) and the Company (being the lender), pursuant to which the Company lent Wear $263,000 on a limited recourse loan, with the only recourse being against 355,500 shares of the Company owned by

Wear which Wear delivered into escrow and pledged to the Company a security interest in the said shares as to all and any interest, residual, option or otherwise in the said shares.  The loan is due on demand after 4:00 pm on October 1, 2005, with such date being accelerate din the event of default of the agreement by Wear.  The loan does not bear interest.  In the event Wear does not make payment of the loan, the Company’s only recourse for recovery is to exercise the pledge, take ownership of the shares related thereto and to realize proceeds from the sale of the shares.

4.

Management Agreement dated April 28, 2004, between the Company and Wear, pursuant to which the Company employed Wear as Vice-President and Chief Operating Officer of the Company for a term of five years commencing April 28, 2004 and terminating April 28, 2009.  The contract may be renewed automatically for subsequent two-year periods if not specifically terminated prior thereto.  Compensation payable to Wear is a base fee of $15,000 per month.  Wear will be reimbursed for expenses incurred on behalf of the Company.  Additional payment in the way of bonuses or other compensation may be paid at the absolute discretion of the Company.  The base fee will be reviewed on each anniversary date of the agreement.  In addition, Wear will receive an incentive fee which will be established by the Board of Directors.  Pursuant to the agreement, Wear is entitled to participate in and receive benefits from all life insurance, pension plans, medical insurance and similar benefits made available generally to staff of the Company.  The Company has agreed to purchase and pay the costs of full disability and life insurance policies for Wear.  On execution of the agreement, Wear also received options for 2,000,000 shares of the Company, which options are exercisable for the term of the management agreement.  Commencing on April 28, 2005, if the agreement is terminated for other than cause or failure to cure a breach of the agreement, a termination fee will be payable to Wear in such amount as is the greater of: (i)  the aggregate remaining base fee for the unexpired remainder of the term; or (ii) six months of base fee plus one month of base fee for each year, or portion thereof served.  In addition, the expiry period for any outstanding stock options will be extended for a period of one year after termination.

5.

Ground and Equipment Lease dated April 30, 2004, between the Company and 530526 BC Ltd., a company controlled by a director and officer, pursuant to which the Company is leasing land and equipment for annual minimum basic rent payments are $82,500 triple net, payable in equal monthly instalments of $6,875.  This agreement is renewable for three additional terms of ten years with mutual consent on the same terms and conditions as the original term, except for the amount of annual basic rent payable.  In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

6.

Graphite Mineral Property Agreement dated August 18, 2004, between Bao Zi Wan County Government and the Company, pursuant to which the Company acquired the right to mine, process and market all graphite and tailings at the Da Tong DeSheng graphite plant and property.  A formal lease agreement is subject to satisfactory due diligence and Board approval of the Company.

7.

Agreement in Principle dated November 1, 2004, between the Company and Beijing XinLong Corporation for the proposed marketing of XinLong’s geofabric products y CPC to Canadian, United States, Mexican and European markets.

8.

Agreement in Principle dated November 1, 2004, between the Company and Clay Industiral Minerals, Ltd. for the proposed marketing of Clay’s VOLROCK (bentonite) products by CPC to Canadian and United States markets.

9.

Agreement in Principle dated November 1, 2004, between the Company and Tri-star Activated Carbon Corporation whereby Tri-star agrees: (i) to allow CPC to be the exclusive and sole distributor of all its activated carbon products into the Canadian market, and (ii) to exclusively allow CPC to market its products into the Untied States market via Canada.

10.

Amended Share Purchase Agreement – Phase I – dated December 30, 2004 and having an effective date of March 3, 2004, among the Company, CPC and Wear, pursuant to which the original agreement was amended to reflect a deemed issuance price per share of CDN$0.45 instead of CDN$0.74.

11.

Amended Share Purchase Agreement – Phase II – dated December 30, 2004 and having an effective date of March 3, 2004, among the Company, CPC and Wear, pursuant to which the original agreement was amended to reflect a deemed issuance price per share of CDN$0.45 instead of CDN$0.74.

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

I.

Subsidiary Information

On April 28, 2004, the Company acquired Canada Pumice Corporation (“CPC”) and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corp., which resulted in CPC becoming a wholly owned subsidiary of the Company.

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

ITEM 17 – FINANCIAL STATEMENTS

Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

These financial statements are prepared in accordance with accounting principles generally accepted in Canada.  Except as set out below, these financial statements comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.  The significant differences between Canadian and U.S. GAAP are as follows:

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

(ii)

Under Canadian GAAP, the company was not required to record the effect of non-employee stock option based compensation expense in the financial statements until 1 September 2002.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair market value at the date the option granted.  The effect of this difference for the year ended 31 August 2002 and prior is noted below.  Commencing on 1 September 2002, Canadian GAAP treatment is consistent with U.S. GAAP.

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

The audited balance sheet of the Company as at August 31, 2004 and 2003, the statements of shareholders’ equity, loss and cash flows for the three years ended August 31, 2004, 2003 and 2002 and cumulative from date of reorganization (August 31, 1994) to August 31, 2004, are attached hereto and form a material part of this Annual Report.

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – EXHIBITS

A.

Financial Statements

This Annual Report contains the following financial statements and information respecting the Company:

1.

Auditors’ Report for the Company’s consolidated financial statements for the period ended August 31, 2004 dated December 8, 2004.

2.

Consolidated Balance Sheet for the Company dated August 31, 2004 and 2003.

3.

Consolidated Statement of Shareholders’ Equity for the Company for the years ended August 31, 2004, 2003 and 2002.

4.

Consolidated Statement of Loss for the Company for the years ended August 31, 2004, 2003 and 2002, and cumulative from date of reorganization (August 31, 1994) to August 31, 2004.

5.

Consolidated Statement of Cash Flows for the Company for the years ended August 31, 2004, 2003, and 2002, and cumulative from date of reorganization (August 31, 1994) to August 31, 2004.

6.

Notes to the Consolidated Financial Statements for the Company dated August 31, 2004 and 2003.

B.

Exhibits

This Annual Report contains the following Exhibits respecting the Company:

Additional Exhibits:

10.1

Loan Agreement entered into between the Company and Alexander Cox, dated September 25, 2003, for an amount of $1,000,000.

10.2

Share Purchase Agreement – Phase I – dated March 3, 2004 among the Company, CPC and Brian Wear.

10.3

Share Purchase Agreement – Phase II – dated March 3, 2004 among the Company, CPC and Brian Wear.

79

10.4

Loan, Pledge and Share Escrow Agreement, dated April 28, 2004, between Brian Wear and the Company.

10.5

Management Agreement, dated April 28, 2004, between the Company and Brian Wear.

10.6

Ground and Equipment Lease, dated April 30, 2004, between the Company and 530526 B.C. Ltd.

10.7

Loan Agreement entered into between the Company and Alexander Cox, dated May 7, 2004, for an amount of $4,000,000.

10.8

Graphite Mineral Property Agreement dated August 18, 2004, between Bao Zi Wan County Government and the Company.

10.9

Agreement in Principle dated November 1, 2004, between the Company and Beijing XinLong Corporation.

10.10

Agreement in Principle dated November 1, 2004, between the Company and Clay Industiral Minerals, Ltd.

10.11

Agreement in Principle dated November 1, 2004, between the Company and Tri-star Activated Carbon Corporation.

10.12

Amended Share Purchase Agreement – Phase I – dated December 30, 2004 and having an effective date of March 3, 2004, among the Company, CPC and Brian Wear.

10.13

Amended Share Purchase Agreement – Phase II – dated December 30, 2004 and having an effective date of March 3, 2004, among the Company, CPC and Brian Wear.

31.1

Certification of Disclosure in Crystal Graphite Corporation's Annual Report by Gordon Sales.

31.2

Certification of Disclosure in Crystal Graphite Corporation's Annual Report by Bernie Zacharias.

32.1

Certification of Gordon Sales pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2

Certification of Bernie Zacharias pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CRYSTAL GRAPHITE

CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 August 2004 and 2003

STALEY, OKADA & PARTNERS

Chartered Accountants

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-3800 info@staleyokada.com www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of Crystal Graphite Corporation

We have audited the accompanying consolidated balance sheets of Crystal Graphite Corporation (the "Company") as at 31 August 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended 31 August 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Auditing Standards and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 August 2004 and 2003, and the results of its operations and its cash flows for each of the years ended 31 August 2004, 2003 and 2002, in conformity with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.	STALEY, OKADA & PARTNERS
8 December 2004	CHARTERED ACCOUNTANTS

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company's financial statements is the responsibility of management.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include estimates which are based on management's best judgements.  Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for installing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements.

Staley, Okada & Partners, a firm of chartered accountants, were appointed by the shareholders as external auditors to conduct an independent examination and express their opinion on the financial statements.  The Auditors' Report outlines the auditors' opinion and the scope of their examination.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises these responsibilities with the assistance of the Audit Committee of the Board.

Crystal Graphite Corporation		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet
As at 31 August
Canadian Funds

ASSETS	2004	2003
Current
Cash and term deposits	$20,898	$16,091
GST recoverable	54,061	19,257
Accounts receivable	257,097	-
Due from related parties (Note 11a)	263,000	-
Inventory	421,005	-
Prepaid expenses, advances and deposits	27,861	19,126
	1,043,922	54,474
Investments	3,263	3,263
Prepaid Mineral Property Costs	10,288	-
Mineral Property Costs - Schedule (Note 5)	16,241,072	7,009,943
Property, Plant and Equipment (Note 6)	1,570,912	1,242,447
Reclamation Bonds	414,500	390,000
	$19,283,957	$8,700,127

LIABILITIES
Current
Cheques issued in excess of funds on deposit	$-	$34,974
Accounts payable and accrued liabilities	593,899	569,822
Employee deductions payable	115,135	-
Line of credit (Note 11c)	54,543	-
Demand debenture (Note 7)	3,589,360	-
Due to Related Party (Note 11b)	37,606	-
Current portion of long-term debt	9,000	-
	4,399,543	604,796
Convertible Debentures (Note 9)	-	68,333
Long-term Debt (Note 8)	10,525	-
Asset Retirement Obligations	159,500	-
Continued Operations (Note 1)
Commitments (Note 12)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 10)	28,340,361	18,661,532
Deficit - Statement 2	(13,625,972)	(10,634,534)
	14,714,389	8,026,998
	$19,283,957	$8,700,127

ON BEHALF OF THE BOARD:

"Gordon Sales" , Director

"Brian Wear" , Director

- See Accompanying Notes -

Crystal Graphite Corporation				Statement 2
(An Exploration Stage Company)
Consolidated Statement of Shareholders' Equity
Canadian Funds

	Common Shares		Accumulated
	Shares	Amount	Deficit	Total
Balance - 31 August 2001	22,354,714	$17,894,782	$(7,274,485)	$10,620,297
Loss for the year - Statement 3	-	-	(1,913,120)	(1,913,120)
Balance - 31 August 2002	22,354,714	17,894,782	(9,187,605)	8,707,177
Issuance of shares for:
Exercise of options	1,000,000	148,250	-	148,250
Conversion of debentures	990,004	372,600	-	372,600
Stock compensation equity	-	245,900	-	245,900
Loss for the year - Statement 3	-	-	(1,446,929)	(1,446,929)
Balance - 31 August 2003	24,344,718	18,661,532	(10,634,534)	8,026,998
Issuance of shares for:
Acquisition of Canada
Pumice Corporation ("CPC")
- Shares issued to vendor	15,345,000	6,905,250	-	6,905,250
- Commitment fees on
acquisition financing	1,500,000	900,000	-	900,000
- Finders fee on acquisition	155,000	93,000	-	93,000
Commitment fees on financing	500,000	135,500	-	135,500
Conversion of debentures	251,062	69,543	-	69,543
Exercise of options	3,455,000	1,298,044	-	1,298,044
Exercise of warrants	15,990	5,167	-	5,167
Loan arrangements	85,000	16,260	-	16,260
Private placements	780,045	211,392	-	211,392
Settlement of debt	75,000	20,325	-	20,325
Shares repurchased and
returned to treasury	(2,107,144)	(947,745)	-	(947,745)
Stock compensation equity	-	972,093	-	972,093
Loss for the year - Statement 3	-	-	(2,991,438)	(2,991,438)
Balance - 31 August 2004	44,399,671	$28,340,361	$(13,625,972)	$14,714,389

- See Accompanying Notes -

Crystal Graphite Corporation				Statement 3
(An Exploration Stage Company)
Consolidated Statement of Operations
For the Years Ended 31 August
Canadian Funds
	Cumulative
	From Date of
	Reorganization
	(31 August 1994)
to 31 August 2004		2004	2003	2002
Sales	$449,427	$449,427	$-	$-
Cost of Sales	336,788	336,788	-	-
Gross Margin	112,639	112,639	-	-
Expenses
Accounting and audit	219,247	42,269	44,700	88,832
Advertising and promotion	38,604	17,535	2,344	6,507
Amortization	366,065	35,022	6,694	8,506
Automobile	78,479	16,182	5,912	485
Bad debt (recovery)	(2,657)	(2,657)	-	-
Consulting	129,914	10,000	1,684	400
General and administrative	472,133	129,820	65,067	86,420
Legal	798,273	95,842	55,130	350,190
Listing and filing	103,648	14,613	7,722	6,456
Marketing	1,040,218	229,202	458,010	163,701
Occupancy costs	314,538	76,720	59,477	60,088
Research and development	25,492	25,492	-	-
Shareholders' information and
investor relations	577,929	149,457	165,693	122,602
Transfer agent	126,497	44,761	8,691	36,854
Travel	424,652	65,928	75,987	136,379
Wages, benefits and subcontractors	3,040,851	1,635,448	363,957	410,687
	7,753,883	2,585,634	1,321,068	1,478,107
Loss Before the Following	(7,641,244)	(2,472,995)	(1,321,068)	(1,478,107)

Other Income (Expenses)
Write-down of investments	(485,022)	-	(3,613)	(481,409)
Write-off of exploration costs on outside properties and
properties abandoned	(1,836,777)	-	-	-
Gain (loss) on disposition of property,
plant and equipment	(17,362)	-	-	3,949
Financing fees	(195,321)	(195,321)	-	-
Finders fees	(62,250)	-	(62,250)	-
Interest on loans and debentures	(346,278)	(302,689)	(43,589)	-
Interest on long-term debt	(1,986)	(1,986)	-	-
Interest and bank charges, net	155,280	(6,971)	(2,027)	52,262
Capital tax	(36,934)	-	(3,553)	(19,028)
Gain (loss) on foreign exchange	183,697	(11,476)	(10,829)	9,213
Loss for the Period	$(10,284,197)	$(2,991,438)	$(1,446,929)	$(1,913,120)

Loss per Share - Basic and Diluted		$(0.09)	$(0.06)	$(0.09)
Weighted Average Number of Shares		32,500,491	22,839,098	22,354,714

- See Accompanying Notes -

Crystal Graphite Corporation				Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
For the Years Ended 31 August
Canadian Funds

	Cumulative
	From Date of
	Reorganization
	(31 August 1994)
Cash Resources Provided By (Used In)	to 31 August 2004	2004	2003	2002
Operating Activities
Loss for the period	$(10,284,197)	$(2,991,438)	$(1,446,929)	$(1,913,120)
Item not affecting cash
Write-down of investments	485,022	-	3,613	481,409
Write-off of exploration costs on outside properties and
properties abandoned	1,836,777	-	-	-
Accrued interest on debenture, net	37,468	11,368	26,100	-
Gain (loss) on disposition of property,
plant and equipment	17,362	-	-	(3,949)

Amortization	366,065	35,022	6,694	8,506
Financing fees paid in shares	151,760	151,760	-	-
Stock compensation expense	1,217,993	972,093	245,900	-
Changes in non-cash working capital	366,709	(160,455)	957,224	(690,071)
	(5,805,041)	(1,981,650)	(207,398)	(2,117,225)
Investing Activities
Mineral property costs	(7,610,636)	(445,629)	(539,099)	(1,040,447)
CPC acquisition costs	(190,056)	(190,056)	-	-
Promissory notes receivable	(88,285)	-	-	(6,645)
Long-term investments	(400,000)	-	-	-
Purchase of property, plant and equipment	(3,390,756)	(406,095)	(6,651)	(382,323)
Proceeds on sale of equipment	46,097	-	-	3,949
Purchase of reclamation deposit	(390,000)	-	-	(343,977)
	(12,023,636)	(1,041,780)	(545,750)	(1,769,443)
Financing Activities
Repayment of bank indebtedness	(368,173)	(368,173)		-
Proceeds from demand debenture, net	3,689,360	3,589,360		-
Proceeds from convertible debentures	1,100,186	5,000	590,000	-
Convertible debentures repaid	(211,834)	(36,667)	(175,167)	-
Long-term debt	(7,199)	(7,199)	-	-
Advances to related parties, net	(712,222)	(712,222)	-	118,262
Share capital issued for cash	14,193,568	588,367	148,250	-
	17,683,686	3,058,466	563,083	118,262
Net Increase (Decrease) Cash	(144,991)	35,036	(190,065)	(3,768,406)

Cash acquired on CPC acquisition	4,745	4,745	-	-
Cash position - Beginning of period	161,144	(18,883)	171,182	3,939,588
Cash Position - End of period	$20,898	$20,898	$(18,883)	$171,182

- See Accompanying Notes -

Crystal Graphite Corporation				Statement 4 - Continued
(An Exploration Stage Company)
Consolidated Statement of Cash Flows - Continued
For the Years Ended 31 August
Canadian Funds

	Cumulative
	From Date of
	Reorganization
	(31 August 1994)
Cash Resources Provided By (Used In)	to 31 August 2004	2004	2003	2002

Cash Consists of:
Cash and term deposits	$20,898	$20,898	$16,091	$171,182
Cheques issued in excess of funds on deposit	-	-	(34,974)	-
	$20,898	$20,898	$(18,883)	$171,182

Supplemental Schedule of Non-Cash Consideration
Asset retirement costs	$159,500	$159,500	$-	$-
Shares issued for property and equipment	$284,000	$-	$-	$-
Shares issued for acquisition of CPC	$7,898,250	$7,898,250	$-	$-
Shares issued for convertible debentures	$420,634	$48,034	$372,600	$-
Shares issued for settlement of debt	$575,511	$20,325	$-	$-
Shares received for settlement of debt	$88,285	$-	$-	$88,285
Shares issued for financing fees	$151,760	$151,760	$-	$-
Stock compensation	$1,223,326	$972,093	$245,900	$-

- See Accompanying Notes -

Crystal Graphite Corporation		Schedule
(An Exploration Stage Company)
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 August
Canadian Funds

	2004	2003
Direct - Mineral
Black Crystal Property, Nelson, B.C.
Deferred exploration costs
Amortization	$158,350	$210,884
Asset retirement costs	135,000	-
B.C. Mineral Exploration Tax Credit	-	13,584
Bulk sampling recovery	-	(13,866)
Crushing, screening and grinding	1,436	29,616
Environmental engineering	5,407	11,328
Field and general	121,912	161,577
Freight	7,439	2,616
Health and safety	2,099	3,083
Laboratory and assay	-	11,643
Mine administration	15,310	3,476
Repairs and maintenance	50,598	72,879
Telecommunications	7,865	4,888
Transportation and hauling	37,337	43,904
Travel, meals and accommodation	26,564	21,937
Wages, benefits and subcontractors	159,374	173,543

	728,691	751,092
Nazko Cone Property, Quesnel, B.C.
Acquisition costs	8,502,438	-

Costs for the Period	9,231,129	751,092

Balance - Beginning of period	7,009,943	6,258,851

Balance - End of Period	$16,241,072	$7,009,943

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, and has a working capital deficiency of $3,355,621 and a deficit of $13,625,972.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

The Company is planning to meet its current obligations by raising funds via private placements, and/or securing further debt financing. The Company's continued existence is dependent upon its ability to obtain additional financing and continued support of its debtors and/or achieve profitable operations.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries as follows:

a)

Canada Pumice Corporation ("CPC"), which was acquired by the Company on 28 April 2004 (Note 4) and CPC's wholly-owned inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corp.  Results of operation are included from the date of acquisition.

These investments have been accounted for using the purchase method.

b)

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

c)

Inventory

Inventory, consisting primarily of stockpiled lava rock processed to various stages, is stated at the lower of average production cost and net realizable value.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Investments

Investments, in which the company has less than a 20% interest and where the company has no significant influence, are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

e)

Mineral - Change in Accounting Policy

The company is in the process of exploring and developing its mineral properties.

Mineral exploration, development costs and amortization on mining equipment and on-site buildings are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the proven and probable ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge; title to all of its properties is in good standing.

Effective 1 September 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 3063 "Impairment of Long-Lived Assets", which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value.  An estimate of fair market value is undertaken annually and the impairment loss, if any, is charged to earnings. There were no impairment losses recorded during fiscal 2004. Management's estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs.

f)

Environmental Expenditures and Closure Costs - Change in Accounting Policy

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

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

f)

Environmental Expenditures and Closure Costs - Continued

Effective 1 September 2003, the Company elected early implementation of CICA HB 3110 "Asset Retirement Obligations", whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made.  The asset retirement costs are capitalized as part of the carrying amount of the long-term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is recorded until settlement of the obligation.  As a result of the adoption of this accounting standard, the carrying value of the Black Crystal property and the corresponding asset retirement obligation was increased by $135,000 during the year ended 31 August 2004.  The estimated closure costs of $24,500 associated with the Nazko Cone property at the time of acquisition was recognized in full as part of the acquisition cost.

g)

Property, Plant and Equipment and Amortization

Property, Plant and Equipment is valued at cost less accumulated amortization.  The company provided for amortization on the declining balance method as follows:

  Beneficiation Plant - 30%

  Bagging Plant - 30%

  Machinery and equipment - 30%

  Buildings - 30%

  Technical instruments - 30%

  Concrete forms - 20 years straight-line

  Office furniture - 20%

  Computer hardware - 30%

  Vehicle - 30%

  Computer software - 100%

One-half of the above rate is taken in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

Proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

j)

Stock-Based Compensation - Change in Accounting Policy

The Company has adopted the recommendations of CICA HB 3870, "Stock-based compensation and other stock-based payments".  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

As encouraged by CICA HB 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the current fiscal year beginning 1 September 2003.

k)

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

l)

Revenue Recognition

Revenue is recorded once there is persuasive evidence that an arrangement exists; product has been transferred to the purchaser; the selling price is fixed and determinable; and collectability is reasonably assured.

m)

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

n)

Management's Estimates

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

o)

Cumulative Figures

The figures provided for cumulative purposes represents the figures from the date of the company's reorganization (31 August 1994) to 31 August 2004.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

3.

Fair Value of Financial Instruments

The company's financial instruments consist of cash and term deposits, GST recoverable, accounts receivable and advances, amounts due to/from related parties, accounts payable, employee deductions payable, line of credit, demand debenture and long-term debt.  Currency fluctuations may affect the cash flow that the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars, while the company's costs are incurred in Canadian and U.S. currencies.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Acquisition of Subsidiary

On April 28, 2004 the Company purchased a British Columbia company named Canada Pumice Corporation ("CPC"), and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation.  CPC produces volcanic rock material including pumice and scoria at its Nazko Cone quarry near Quesnel, British Columbia.  CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC in exchange for 15,345,000 shares of the Company.  A finder's fee of 155,000 common shares was paid to an unrelated party on this acquisition.

The purchase method of accounting has been applied with the shares issued as consideration being recorded at $6,905,250, that being the value of the shares given up after considering price fluctuations, liquidity issues and exchange rates.  In addition, all legal, financing, accounting and consulting fees relating to the acquisition have been added as part of the purchase cost.

Details are as follows:

Shares issued to the vendor	$6,905,250
Shares issued for financing	900,000
Shares issued for finder's fee	93,000
Legal fees	77,419
Financing fees	57,517
Accounting fees	37,175
Consulting fees	17,945
$8,088,306

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

4.

Acquisition of Subsidiary - Continued

At the date of the acquisition, the value of the identifiable net assets of CPC was as follows:

ASSETS
Cash	$4,745
Accounts receivable	135,316
Inventory	434,602
574,663
Mineral property costs	8,502,438
Property, plant and equipment, at net book value	115,742
Reclamation deposit	24,500
$9,217,343
LIABILITIES
Bank overdraft	$368,173
Accounts payable and accrued liabilities	78,963
Employee deductions payable	62,143
Line of credit	81,706
Due to related parties	486,828
Current portion of long-term debt	13,446
1,091,259
Long-term debt	13,278
Asset retirement obligation	24,500
$1,129,037

Total Purchase Price	$8,088,306

The excess value of the consideration given up has been allocated to mineral property costs.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

5.

Mineral Property Costs

a)

Details are as follows:

	2004	2003
Black Crystal Property, Nelson, B.C.
Acquisition costs	$618,927	$618,927
Exploration costs	7,119,707	6,391,016
	7,738,634	7,009,943
Nazko Cone Property, Quesnel, B.C.
Acquisition costs	8,502,438	-
	$16,241,072	$7,009,943

b)

Black Crystal Property

The Company has a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

The property is subject to a 20% gross profit royalty for a period up until 25 August 2010 to a maximum of $1,700,000.  The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

During the year, due to the Company adopting CICA HB 3110 (Note 2f) regarding asset retirement obligations, $135,000 has been recorded to the carrying value of the property, that being management's estimate of future mine closure costs for the Black Crystal property.

The Black Crystal property is in the preproduction stage as there have been no material sales to date.

b)

Nazko Cone Property

The Company, through its wholly-owned subsidiary, owns certain mineral rights and tenures within properties known as the Klara claims comprising approximately 3,000 acres (48 units) including and surrounding an extinct volcano referred to as the Nazko Cone, located in the proximity of Quesnel, British Columbia.  In conjunction with these claims, the Company holds two 30 year, renewable mine leases with a quarry permit for the life of the quarry.  At current licensing, this allows the Company to extract up to 100,000 metric tons of volcanic aggregate per year from the Nazko Cone deposit.

The Nazko Cone property is a producing property.  All of the Company's revenue in the current year is from the Nazko Cone property operations.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

6.

Property, Plant and Equipment

Property, Plant and Equipment is recorded at cost.  Details are as follows:

	Cost	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Beneficiation plant	$1,410,352	$683,885	$726,467	$726,467
Bagging plant - under construction	21,722	-	21,722	-
Machinery and equipment	1,805,660	1,212,539	593,121	326,157
Buildings	191,286	133,858	57,428	80,815
Technical instruments	156,024	104,175	51,849	67,180
Concrete forms	11,525	97	11,428	-
Office furniture	64,811	44,439	20,372	17,196
Computer hardware	47,802	29,807	17,995	13,913
Vehicles	225,859	156,345	69,514	10,507
Computer software	14,013	12,997	1,016	212
	$3,949,054	$2,378,142	$1,570,912	$1,242,447

7.

Demand Debenture

By a loan agreement dated 25 September 2003, the Company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, (who subsequently became a director of the Company), of which $150,000 was set up as an interest reserve to service the monthly interest instalments.  The debenture bore interest at a rate of 15% per annum, compounded monthly, and was repayable on 26 September 2004.  The Company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the Company valued at $135,500 to the lender as a non-refundable commitment and funding fee.

By a loan agreement dated 7 May 2004, the Company secured additional financing in the form of a demand debenture by cancelling the first debenture for a new debenture in the amount of $4,000,000, from a company controlled by a director, of which $600,000 was set up as an interest reserve to service the monthly interest instalments.  The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005.  The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company valued at $900,000 to the lender as a non-refundable commitment and funding fee for the new debenture.  The Company also paid a three-month interest penalty of $37,500 as a result of the early redemption of the first debenture.  The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company.  The application fee, the commitment and funding fee and the interest penalty have been recorded towards the acquisition of CPC as it was this funding that enabled the acquisition to complete.

Details of the demand debenture and interest reserve account as at 31 August 2004 are as follows:

Proceeds from demand debenture	$4,000,000
Balance of interest reserve held by the lender	(410,640)
$3,589,360

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

7.

Demand Debenture - Continued

The Company may elect to extend the term of the debenture for a further twelve months at the option of the Lender.  The Company can pay off the debenture prior to the due date, in whole or part, subject to a three-month interest penalty.  If the Company secures new financing, 25% of the net proceeds shall be applied to the debenture.

During the year the Company paid $284,679 in interest on the two debentures in addition to the fees and penalties mentioned above.  During the same period the Company earned $4,522 on the monies held in the interest reserve account.

8.

Long-term Debt

The Company has an automobile loan, payable at $876 per month including interest; secured by specific automobile equipment.

Details are as follows:

GMAC financing	$19,525
Less: current portion	(9,000)
$10,525

9.

Convertible Debentures

a)

In December 2002, the Company completed a convertible debenture private placement of 350,000 debenture units at a price of $0.50 per unit for total proceeds of $175,000.  The debenture bore interest after 1 April 2003 at a rate of 1% per month.  Related parties subscribed for 100,000 units.

During the year, the Company issued 35,000 bonus shares to certain debenture holders for loan arrangements with the Company at a price of $0.271 per share.  10,000 shares were issued to an officer and a relative of a director.

During the year, the Company paid out $16,666 plus interest to certain debenture holders in cash.  The balance of $51,667 plus accrued interest of $12,500 was settled by issuing 236,776 units to the remaining holders.  An additional 14,286 units were issued to another debenture subscriber for $5,000 plus interest under the same terms as the original private placement.  One unit was issued for each $0.271 of outstanding debenture.  Each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

b)

In March 2003, the Company completed a private placement of convertible debentures for total proceeds of $415,000.  The debentures bore interest at 8% per annum.

During August 2003, the Company repaid $68,500 plus accrued interest of this debenture in cash.  The balance of $346,500 plus imputed interest of $26,100 was converted into 990,004 common shares.  Financing fees in the amount of $62,250 were paid to unrelated parties in connection with this convertible debenture private placement during the prior fiscal year.

During the year, 57,144 common shares were returned to the Company in exchange for the original principal amount of $20,000 plus accrued interest.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

10.

Share Capital

a)

Authorized Share Capital

The Company's authorized share capital consists of 250,000,000 common shares without par value.

b)

Private Placement

During the year, the Company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

c)

Shares for Debt

During the year, the Company issued 75,000 units in settlement of certain trade payables in the amount of $20,325.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

d)

Bonus Shares

During the year, the Company issued 50,000 bonus shares to a third party for arranging loans for the Company at a price of US$0.10.  35,000 bonus shares were also issued to debenture holders (Note 9a).

e)

Cancelled Shares

During the year, the Company repurchased 2,107,144 of its common shares for a value of $947,745.  The repurchased shares were subsequently cancelled.

f)

Share Purchase Options

As at 31 August 2004, the following share purchase options were outstanding:

	Shares	Exercise Price	Expiry Date
Options	25,000	CDN $ 0.68	18 March 2006
	25,000	CDN $ 0.81	23 May 2006
	50,000	CDN $ 1.08	13 August 2006
	570,000	CDN $ 0.68	29 October 2006
	545,000	CDN $ 0.68	29 October 2006
	1,475,000	US $ 0.20	18 September 2008
2,690,000

g)

Share Purchase Warrants

As at 31 August 2004, the following share purchase warrants were outstanding:

	Shares	Exercise Price	Expiry Date
Warrants	1,075,831	US $ 0.25	30 September 2005

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

10.

Share Capital - Continued

h)

Stock-Based Compensation

On 18 September 2003, the Company granted 2,880,000 share-purchase stock options to directors, officers, employees and a consultant.  Of the options granted, 2,575,000 options were granted to directors, officers and employees and are exercisable at a price of US$0.20 per share for a 5 year period expiring 18 September 2008.  The remaining 305,000 options were granted to a consultant and are exercisable at a price of US$0.20 per share for a one-year period expiring 18 September 2004.

For non-employees, the stock option grant results in a compensation expense of $7,409, which has been recorded in marketing fees.  For employees and directors, the stock option grant results in a compensation expense of $226,598, which has been recorded in wages and benefits.  The offsetting entries are to share capital.

The fair value of each option grant is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.59%
Expected dividend yield	Nil
Expected stock price volatility	72%
Expected life of options	4.6 years

On 28 April 2004, the Company granted 2,000,000 share-purchase stock options to the former principal of CPC as part of the new management agreement (Note 12d).  The options granted are exercisable at a price of $0.45 per share for a 5-year period expiring 28 April 2009.

The stock option grant results in a compensation expense of $738,086, which has been recorded in wages and benefits.  The offsetting entry is to share capital.

The fair value of the option grant is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.81%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected life of options	1 year

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

11.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

On 28 April 2004 in conjunction with the CPC acquisition, the Company loaned the former principal of CPC and current director of the Company $263,000.  The loan is non-interest bearing, secured by 355,500 escrow shares of the Company and due after 1 October 2005.  If there is a default on the loan, the Company's only recourse is to keep the shares held in escrow.  As at 31 August 2004, the market value of the escrow shares is $202,635.

b)

As at 31 August 2004, $37,606 (2003 - $nil) is payable to a director or a company controlled by a director.  The amounts are non-interest bearing, unsecured and due on demand.

c)

During the year, the Company utilized certain personal credit cards of a director for a source of additional short term financing.  The Company has disclosed the balance owing from cash advances as at 31 August 2004 in the amount of $54,543 as line of credit under current assets.  The interest rates range from 3.99% to 14.25%.  The monthly minimum repayments range from approximately 1% of principal plus interest to 2% of principal plus interest.

d)

During the year, fees for marketing services in the amount of $43,307 (2003 - $93,864; 2002 - $91,621) were paid to a company controlled by a director of the Company.

e)

During the year, rent in the amount of $35,500 (2003 - $nil; 2002 - $nil) was paid to a director or a company controlled by a director of the Company, in respect of the CPC operations.

f)

During the year, management wages of $345,920 (2003 - $317,339; 2002 - $314,420) were paid or accrued to directors and officers.

g)

During the year, wages of $120,000 (2003 - $15,000; 2002 - $nil) were paid or accrued to an officer of the Company for corporate development.

h)

During the year, interest of $5,000 (2003 - $10,334; 2002 - $nil) was paid or accrued to a director and officer and a relative of a director.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

Commitments

a)

The Company has a lease for premises expiring 13 November 2004.

Minimum basic rent is as follows:

Amount
2005	$11,649

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

12.

Commitments - Continued

a)

The Company has lease agreements for office equipment and automotive equipment with terms ranging up to 42 months.  Minimum basic charges are as follows:

Amount
2005	$96,548
2006	93,356
2007	91,079
2008	22,307
2009	7,181
$310,471

b)

By agreement dated 30 April 2004, the Company entered into a ten-year Ground and Equipment Lease with a company controlled by a director and officer.  The annual minimum basic rent payments are $82,500 triple net, payable in equal monthly installments of $6,875.  This agreement is renewable for three additional terms of ten years with mutual consent on the same terms and conditions as the original term, except for the amount of annual basic rent payable, which will be adjusted to fair market value.

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

c)

By agreement dated 28 April 2004, the Company entered into a five-year Management Agreement with a director and officer of the Company.  Compensation is a base fee of $15,000 per month plus incentive fees as determined by the board.  The Company is also required to obtain disability and life insurance as outlined in the agreement.  This agreement will renew automatically for subsequent two-year periods on the same terms and conditions as the original term.  The Company may terminate the agreement at the end of a term with 90 days notice.  Commencing on the first anniversary of this agreement, if the agreement is terminated, there shall be a termination fee equal to the sum of:

-

extension of any outstanding stock options for a period of one year after termination; plus

-

the greater of:

i.

the aggregate remaining base fee for the unexpired remainder of the term; or

ii.

Six months of base fee plus one month of base fee for each year, or portion thereof served.

13.

Supplemental Information to the Statement of Cash Flows

Details are as follows:

		2004		2003		2002
Interest paid		$291,321		$17,489		$1,395
Taxes paid	$	Nil	$	Nil	$	Nil

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

14.

Income Taxes

The company has incurred non-capital losses of approximately $4,226,420 that may be carried forward and used to reduce taxable income in future years.

The company has incurred certain resource-related expenditures of approximately $8,816,000 that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The resource deductions have no expiry date whereas the non-capital losses carried forward expire as follows:

Amount
2009	$1,427,154
2010	1,152,463
2011	1,646,803
$4,226,420

The potential future tax benefits of these non-capital losses and the resource expenditures have not been reflected in the accounts of the company.

15.

Comparative Figures

Certain of the prior years figures, shown for comparative purposes, have been reclassified to conform with the presentation used in the current year.

16.

Subsequent Events

a)

On 6 October 2004, the Company completed a debenture financing of $300,000 at an interest rate of 1% per month calculated and payable monthly in arrears.  The principal will be due and payable by the Company to the Lender in full on demand on or after the one-year anniversary date (the "Due Date") or on any acceleration of the Due Date.  In addition, the Company has agreed that on or before ten (10) days following receipt of funds from a senior funder, that the Company shall fully repay, regardless of whether such shall be prior to the Due Date, the principal and interest from such senior funding.  Furthermore, the Company guarantees a minimum of three months of interest and accordingly a payment of principal prior to the third month anniversary shall include additional interest sufficient to provide for a three (3%) percent aggregate interest payment.  As a bonus at an agreed aggregate value of $100 effective 6 October 2004, the Company granted the Lender 100,000 five (5) year non-transferable warrants which entitles the Lender to acquire up to 100,000 common shares of the Company at an exercise price of USD$0.50 as to 50,000 warrants and USD$0.75 as to 50,000 warrants.

On 18 November 2004, the Company completed a second debenture financing with the same lender in the amount of $200,000 with the same terms and conditions as the above loan.  As a bonus at an agreed aggregate value of $100 effective 18 November 2004, the Company granted the Lender 66,668 five (5) year non-transferable warrants which entitles the Lender to acquire up to 66,668 common shares of the Company at an exercise price of USD$0.46 as to 33,334 warrants and USD$0.71 as to 33,334 warrants.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

16. Subsequent Events - Continued

b)

On 15 November 2004 the Company entered into a Project Funding Agreement ("Agreement") with a Syndicated Trading Trust in Australia.  Under the terms of the Agreement, the Company will receive US$10,000,000 ("Project Sum") which will be used to repay existing short term debt, further develop its two properties and for additional working capital as defined in the Agreement.  The loan will bear interest at 4.5% to 6.5% according to the Agreement and will be repayable in 10 years from the drawdown date.  The Company must reimburse the lender 0.25% of the Project Sum for reimbursement of legal, administrative and accounting fees as well as 0.10% of the Project Sum for reimbursement for bank fees or charges payable under the facility.  Prior to receiving the Project Sum the Company must arrange a Finance Guarantee Bond, Standby Letter of Credit, Bank Guarantee or other security ("the Collateral Security") in the amount of 5% of the Project Sum.  Subsequent to year-end, the Company has paid US$30,000 to cover administration costs to secure the Collateral Security and US$25,000 for legal fees relating to the preparation of the Agreement.  Management expects that the funding will be in place within 30 days from the date these financial statements are filed.

c)

Subsequent to the year-end, the Company purchased two pieces of equipment for a total of $385,000 plus GST for use in the Company's pumice operations.  The purchases have been financed over three and four years respectively at a rate of bank prime plus 1.75%.  The initial financed balance is $393,450.  The underlying equipment is held as security on the finance contracts.

17.

Segmented Information

Details are as follows:

	Graphite Operations	Pumice Operations	Consolidated
31 August 2004
Segmented revenue	$-	$449,427	$449,427
Segmented loss	$2,821,136	$170,302	$2,991,438
Identifiable assets	$10,802,570	$8,481,387	$19,283,957

During the years ended 31 August 2003 and 2002 all financial information relates to the Company's graphite operations.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

18.

Differences Between United States and Canadian Generally Accepted

     Accounting Principles "GAAP"

a)

Accounting Policy Differences

These financial statements are prepared in accordance with accounting principles generally accepted in Canada.  Except as set out below, these financial statements comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.  The significant differences between Canadian and U.S. GAAP are as follows:

(i)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report for U.S. GAAP purposes, therefore, the company's mineral property costs have been written off in this note to the financial statements.

(ii)

Under Canadian GAAP, the company was not required to record the effect of non-employee stock option based compensation expense in the financial statements until 1 September 2002.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair market value at the date the option granted.  The effect of this difference for the year ended 31 August 2002 and prior is noted below.  Commencing on 1 September 2002, Canadian GAAP treatment is consistent with U.S. GAAP.

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

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

18.

Differences Between United States and Canadian GAAP - Continued

b)

Statement Reconciliation

i)

The impact of the above differences between Canadian and U.S. GAAP on the loss and loss per share is as follows:

	2004	2003	2002
Net Loss - Canadian Basis	$(2,991,438)	$(1,446,929)	$(1,913,120)
Write-down of investments	-	-	399,999
Write-off of mineral property costs	(9,231,129)	(751,092)	(1,264,479)
Compensation expense on common stock options granted to non-employees	-	-	(13,924)
Net Loss - U.S. Basis	$(12,222,567)	$(2,198,021)	$(2,791,524)
Other Comprehensive Income (Loss)
Unrealized (loss) on investments	$-	$(6,828)	$(396,784)
	$-	$(6,828)	$(396,784)
Net Loss per Share - Basic and Diluted - U.S. Basis	$(0.38)	$(0.08)	$(0.12)

ii)

A reconciliation of certain balance sheet accounts from Canadian presentation to U.S. presentation is as follows:

	2004	2003	2002
Deficit - Canadian Basis	$(13,625,972)	$(10,634,534)	$(9,187,605)
Write-down of investments	399,999	399,999	399,999
Write-off of mineral property costs - current	(9,231,129)	(751,092)	(1,264,479)
Write-off of mineral property costs - prior years	(7,009,943)	(6,258,851)	(4,994,372)
Stock compensation expense on common stock options granted to non-employees	(13,924)	(13,924)	(13,924)
Deficit - U.S. Basis	$(29,480,969)	$(17,258,402)	$(15,060,381)

	2004	2003	2002
Share Capital- Canadian Basis	$28,340,361	$18,661,532	$17,894,782
Stock compensation expense on common stock options granted to non-employees	13,924	13,924	13,924
Share Capital - U.S. Basis	$28,354,285	$18,675,456	$17,908,706

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

18.

Differences Between United States and Canadian GAAP - Continued

c)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to U.S. presentation is a follows:

Prior to the year ended 31 August 2003, under Canadian GAAP, the Company was not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements.  Under U.S. GAAP, SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees".  The company adopted only the disclosure provisions of SFAS No. 123 as follows:

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

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

Commencing on 1 September 2003, the Company adopted the new recommendations of CICA HB 3870, which mirrors, in all material respects, SFAS No. 123, therefore the Canadian GAAP treatment is now consistent with United States GAAP.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

18.

Differences Between United States and Canadian GAAP - Continued

d)

Recently Adopted United States Accounting Standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure".  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002.  The Company adopted SFAS No. 148, as required, with no material impact on its financial statements.

Recent accounting pronouncements that are listed below did and/or are not currently expected to have a material effect on the Company's financial statements.

FASB Statements:

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections";

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities";

On 30 April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities";

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity";

In November 2004, the FASB issued SFAS 151, "Inventory Costs";

In December 2004, the FASB issued SFAS 152, "Accounting for Real Estate Time-Sharing Transactions";

In December 2004, the FASB issued SFAS 123, "Share-Based Payment".

FASB Interpretations:

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51".

108

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ON BEHALF OF THE COMPANY, CRYSTAL GRAPHITE CORPORATION

Per:

 /s/ Gordon Sales

Gordon Sales

President, CEO and a Director

Authorized Signatory*

Date:  March 10, 2005

*

Print the name and title of the signing officer under the signature.

__________

109

EXHIBIT INDEX

Exhibit #	Description of Exhibit	Page No.
10.1	Loan Agreement entered into between the Company and Alexander Cox, dated September 25, 2003, for an amount of $1,000,000.
10.2	Share Purchase Agreement – Phase I – dated March 3, 2004 among the Company, CPC and Brian Wear.
10.3	Share Purchase Agreement – Phase II – dated March 3, 2004 among the Company, CPC and Brian Wear.
10.4	Loan, Pledge and Share Escrow Agreement, dated April 28, 2004, between Brian Wear and the Company.
10.5	Management Agreement, dated April 28, 2004, between the Company and Brian Wear.
10.6	Ground and Equipment Lease, dated April 30, 2004, between the Company and 530526 B.C. Ltd.
10.7	Loan Agreement entered into between the Company and Alexander Cox, dated May 7, 2004, for an amount of $4,000,000.
10.8	Graphite Mineral Property Agreement dated August 18, 2004, between Bao Zi Wan County Government and the Company.
10.9	Agreement in Principle dated November 1, 2004, between the Company and Beijing XinLong Corporation.
10.10	Agreement in Principle dated November 1, 2004, between the Company and Clay Industiral Minerals, Ltd.
10.11	Agreement in Principle dated November 1, 2004, between the Company and Tri-star Activated Carbon Corporation.
10.12	Amended Share Purchase Agreement – Phase I – dated December 30, 2004 and having an effective date of March 3, 2004, among the Company, CPC and Brian Wear.
10.13	Amended Share Purchase Agreement – Phase II – dated December 30, 2004 and having an effective date of March 3, 2004, among the Company, CPC and Brian Wear.
31.1	Certification of Disclosure in Crystal Graphite Corporation’s Annual Report by Gordon Sales.
31.2	Certification of Disclosure in Crystal Graphite Corporation’s Annual Report by Bernie Zacharias.
32.1	Certification of Gordon Sales pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Bernie Zacharias pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 EXHIBIT 10.1

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Loan Agreement entered into between the Company and Alexander Cox, dated September 25, 2003, for an amount of $1,000,000

LOAN AGREEMENT

This AGREEMENT is dated for reference September 25, 2003

BETWEEN :

CRYSTAL GRAPHITE CORPORATION (Inc. No. 200650), with its registered office at P.O. Box 12077, 2550 - 555 West Hastings Street, Vancouver, British Columbia V6B 4N5.

(the "Borrower")

AND:

ALEXANDER W. COX, Businessman, of 428 - 755 Burrard Street, Vancouver, B.C. V6Z 1X6

(the "Lender")

WITNESSES THAT:

WHEREAS the Borrower has requested and the Lender has agreed to make the Loan on the terms and conditions of this Agreement and to be secured by the Security and Supporting Documents;

In consideration of the premises and other good and valuable consideration, the Borrower covenants and agrees with or warrants and represents to the Lender as follows:

ARTICLE l

INTERPRETATION

1.1

Definitions: The following terms used in this Agreement shall have the following meanings and all singular definitions may be used in the plural to mean more than one of the term defined and vice-versa:

"Advance" means the advance of funds on the Loan, by the Lender to or for the benefit of the Borrower;

"Application Fee" means the sum of Ten Thousand ($10,000.00) Dollars as described in Paragraph 2.4;

"Associate" means any "associate" or "affiliate" or "insider of a corporation" of any of the Borrowing Group including controlled and subsidiary companies, all as determined or defined from time to time in the Company Act of British Columbia;

"Borrower's Liabilities" means the amount of all Advances, the unpaid portions, if any, of the Application Fee, the Commitment and Financing Fee, Expenses and all costs and damages suffered or incurred by the Lender arising from a breach or default under any of the

Security and Supporting Documents, all interest from time to time accruing thereon, and all liabilities and indebtedness now or hereafter owing, arising, due or payable from the Borrower to the Lender whether under this Agreement or the other Security and Supporting Documents;

"Commitment and Funding Fee" means the fee described in Paragraph 2.10.

"Commitment Letter" means the letter dated September 12, 2003 and executed by both parties;

"Debenture" means a demand debenture and all supplementals thereto in the principal amount of One Million ($1,000,000.00) Dollars bearing interest at the Interest Rate executed by the Borrower and delivered to the Lender providing for a first registered, fixed and specific mortgage, pledge and charge on the Land and a general first floating charge on all other assets (both present and future) of the Borrower described therein, subject only to Permitted Encumbrances;

"Draw Request" means the form of request for an Advance as may be specified by the Lender from time to time including the certificates attached thereto and all necessary supporting documents, declarations and information;

"Event of Default" means any of the following:

(a) a default or a breach of covenant or agreement by the Borrower any of the Security and Supporting Documents or under any contract the benefits of which has been absolutely or conditionally assigned to the Lender; or

(b) if any warranty or representation by the Borrower is or becomes untrue or incorrect, under any of the Security and Supporting Documents; or

(c) if at any time there is or has been any material discrepancy or inaccuracy in any written information, statements or representations heretofore or hereafter made or furnished to the Lender by or on behalf of the Borrower concerning the Land, the Security and Supporting Documents or the Borrowers assets, financial condition, voting control, management or responsibilities; or

(d) if at any time there is or has been any material adverse change in any of the assets, financial condition, voting control, management or responsibilities of the Borrower;

"Expenses" means all costs and expenses incurred by the Lender relating to the Loan including, but without limitation, the legal costs of the Lender on a solicitor-client basis including legal costs related to syndication, the Lender's insurance consultant and all other out-of-pocket costs and expenses incurred in the approval and making of the Loan and the preparation, execution, delivery , registration and discharge of the Security and Supporting Documents (including the cost of delivering copies of any documents required by law to be given to the Borrower or any other party;

"Insurance Policies" means all policies of hazard and liability insurance, for full insurable value with first loss payable to the Lender and required to be delivered to the Lender pursuant to the terms of the Debenture;

"Interest Rate" means the rate of 15% per annum, compounded monthly on the outstanding balance hereunder;

"Interest Reserve" means moneys in the amount of not less than $150,000 to be deposited by the Lender and maintained by the Borrower pursuant to Article 3 together with interest earned thereon from time to time;

"IR Account" means an account maintained by the Lender for the Interest Reserve in accordance with Article 3.

"Land" means the land described in Schedule "A" and such additional lands as may be charged by the Debenture or any extension thereof;

"Loan" means an amount of One Million ($1,000,000.00) Dollars being from the Lender to the Borrower;

"Loan Advance" means the advance of the Loan funds to the Borrower from the Lender;

"Loan Expiry Date" means the date twelve (12) months after the Loan Advance;

"Permitted Encumbrances" means easements, rights of way, restrictive covenants and similar charges on the Land and defined or described as such in the Debenture or as approved by the Lender and their solicitors in writing and attached hereto as Schedule "B";

"PPSA Financing Statements" means financing statements under the British Columbia Personal Property Security Act made for a period of three (3) years;

"Security and Supporting Documents" includes:

this Agreement and all documents supplemental hereto;

the Debenture;

Draw Request;

all Insurance Policies;

the PPSA Financing Statements;

and such other security and supporting documents as may be required by the Lender.

1.2

Currency: All references to money amounts herein are, unless specifically otherwise stated, references to Canadian currency payable in Canada.

1.3

Incorporation of Preambles, Recitals and Schedules: The Preambles and Recitals set forth herein are a part of this Agreement and the Security and Supporting Documents and Schedules hereto are incorporated by reference and made a part of this Agreement.

1.4

Bona Fides: Any reference in this Agreement to a sale, lease or contract to which the Borrower is a party shall be interpreted to mean that it is bona fide arms-length unless otherwise specifically stated.

ARTICLE 2

THE LOAN, INTEREST AND PAYMENT THEREOF

2.1

Draw Requests: The Borrower shall make a Draw Request for the Loan Advance forthwith on being entitled to do so.

2.2

Agreement to Lend: Subject to compliance by the Borrower with the terms and conditions of this Agreement and until the Loan Expiry Date, the Lender agrees to make the Loan Advance, following receipt of a fully and accurately completed Draw Request.

2.3

Method of Making the Loan Advance: The Lender may, at his election, make the Loan Advance either with or without a Draw Request, directly, through his legal counsel or any third party, to the Borrower.

2.4

Application Fee: The total Application Fee for the Loan shall be Ten Thousand ($10,000.00) Dollars which shall be deemed to have been fully earned by the Lender upon acceptance of the Commitment Letter by the Borrower.  The Application Fee is consideration to the Lender for their consideration of the application for the Loan and shall not be refundable under any circumstances.

2.5

Commitment and Funding Fee: The total Commitment and Funding Fee for the Loan shall be Five Hundred Thousand fully paid and non-assessable shares of the Borrower to be delivered to the Lender concurrently with the funding of the Loan.  The Commitment and Funding Fee is consideration to the Lender for their agreement to make the Loan and shall not be refundable under any circumstances.  The parties agree that even if no Advance is made or if the full amount of the Loan is not advanced, the Lender is absolutely entitled to the Commitment and Funding Fee as partial compensation for the risk to the Lender of delivering this Agreement, making any Advance on the Loan and as consideration for the value to the Borrower of this Agreement and the time and effort spent and expense incurred by the Lender and its employees and agents in the review and study of the documents pertaining to the transactions relating to the Loan, review of appraisals, credit reports and financial statements, physical inspection of the Lands, and loss of opportunity to make other loans.

2.6

Interest: The Borrower shall pay interest on Borrower's Liabilities at the Interest Rate calculated and payable at the same time, in the same manner and subject to all the same covenants, terms and conditions and as determined and adjusted in the Debenture.

2.7

Repayment of Borrower's Liabilities: The Borrower shall:

(a) repay the entire balance outstanding on the Loan without notice on the Loan Expiry Date;  The

     Lender agrees not to make demand pursuant to the Debenture provided that no event of default under the Debenture or hereunder has occurred;

(b) pay the Application Fee;

(c) pay the Commitment and Financing Fee as provided herein;

(d) pay all other portions of the Borrower's Liabilities on demand without notice other than demand.

2.8

The Borrower shall pay all accrued and unpaid interest on the first day of the month.

2.9

The Borrower's Liabilities may be prepaid, in whole or in part, prior to the Loan Expiry Date, by paying the Lender a bonus of three months interest on the amount prepaid.

2.10

At any time during the period between July 1, 2004 and August 31, 2004, the Borrower may elect to extend the term of the loan for a further twelve (12) months from the Loan Expiry Date if:

(a)

the Loan is in good standing;

(b)

the Borrower is reasonably pursuing its business plan of June 12, 2003 as the same may be amended by the board of directors from time to time; and

(c)

all payments under the Loan have been made when due.

2.11

Security for Borrower's Liabilities: All Borrower's Liabilities shall be deemed to be secured by all the Security and Supporting Documents as of the date hereof notwithstanding the date Borrower's Liabilities may be advanced or incurred.

2.12

Realization Proceedings: The Lender may commence realization proceedings, either judicial or extra judicial, under or in respect of the whole or any portion of the Security and Supporting Documents, immediately and without notice other than demand for immediate payment if an Event of Default has occurred.

ARTICLE 3

INTEREST RESERVE

3.1

The Lender shall establish the Interest Reserve by depositing the sum of $150,000 to the IR Account from the proceeds of the Loan Advance.

3.2

The Interest Reserve, including interest thereon, shall be invested in the name of the Lender for the account of the Borrower in the IR Account.  The Lender will apply funds from theIR Account towards servicing the monthly payments of Interest of section 2.6 and 2.8 under the Loan.  In the event of default in payment or performance as required under the Loan Agreement, the Lender shall have the right to reduce the Deposit by the amount due to the Lender at any time in its sole discretion if it deems fit.  The Lender, in the event of a default under the Loan Agreement may at its option apply the full balance held pursuant to this Agreement to the Loan Agreement account.  Provided, that in the event the Lender applies the full amount of the deposit to the balance owing pursuant to the Loan Agreement, the application of these funds shall not remedy the default under the Loan Agreement and the Lender may exercise all its remedies under the Loan Agreement.

3.3

Pledge of Interest Reserve: The Interest Reserve and IR Account are hereby pledged by the Borrower to the Lender as collateral security for the payment of Borrower's Liabilities. So long as any Event of Default is outstanding the Lender may, in their discretion and in addition to the payment of interest due to the Lender, use all or any portion of the Interest Reserve to pay all or some of other Borrower's Liabilities then due.

3.4

Repayment of Interest Reserve: After repayment in full of Borrower's Liabilities, any remaining balance in the IR Account shall be paid to the Borrower.

ARTICLE 4

TERMS AND CONDITIONS APPLICABLE TO ADVANCES

4.1

Conditions Precedent for Loan Advance: The Lender shall not be obliged to make the Initial Advance or any Advance unless and until, in the opinion of the Lender, the following conditions, which only the Lender may waive, have been and continue to be satisfied, namely that, prior to the date of the Loan Advance, the following documents and assurances, all in form, substance, parties and execution acceptable to the Lender, has been delivered to the Lender and, where in the Lender's opinion necessary or advisable, filed or registered and, where required by the Lender, prepared or approved by their solicitors:

(i)

signed current financial statements of the Borrower including satisfactory verification of assets and values;

(ii)

each of the Security and Supporting Documents;

(iii)

corporate documents, namely:

A.

copies duly certified by its secretary of resolutions of its directors authorizing the borrowing or guaranteeing of the Loan as the case may be and the execution and delivery of the Security and Supporting Documents; and

B.

an officer's certificate and certificate of incumbency setting forth specimen signatures of its officers and directors authorized to execute the Security and

Supporting Documents;

(iv) an opinion of:

A. the independent counsel of the Borrower addressed to the Lender and their counsel: as to the due incorporation, organization, valid existence and good standing with respect to filing annual reports, of such member and the due formation and existence of such member under the laws of British Columbia and/or the jurisdiction of its incorporation and/or any other jurisdiction in which it is registered to carry on business and that such member has all such corporate powers and authorizations as are necessary to enable it to own and operate or develop the Lands, to borrow the Loan, as the case may be, and to execute, deliver and carry out its obligations under the Security and Supporting Documents and that the Security and Supporting Documents which has been delivered has been duly authorized, executed and delivered by such member; such opinion shall also confirm that the shares  forming the Commitment and Funding Fee have been duly and validly created, allotted and issued as fully paid and non-assessable.

B. the Lender's counsel on title to the Land and the priority, enforceability and effectiveness of the Security and Supporting Documents which has been delivered; and

C. the Lender's insurance consultant as to the apparent validity and enforceability of all Insurance Policies;

4.2

Conditions Precedent for all Advances: The Lender shall not be obliged to make any Advance subsequent to the Loan Advance unless in the opinion of the Lender the terms and conditions applicable to all previous Advances has and continue to be satisfied, all of which  shall, at the Lender's discretion, be re-applicable as of the date of such Advance.

ARTICLE 5

ADDITIONAL COVENANTS

5.1

Title to Assets: The Company lawfully owns or is entitled to become the lawful owner of the Land with which it carries on its business (whether such ownership be legal or beneficial) and on registration of the Debenture with the Ministry of Energy, Mines and Petroleum Resources will be and until the release of the Debenture will remain the lawful owner of and lawfully possessed and seized of all of the Land and will have good title thereto free from all liens, charges and encumbrances whatsoever except Permitted Encumbrances and has good right and lawful authority to grant, convey, sell, bargain, assign, transfer, mortgage, pledge and charge the Land.  The Borrower covenants that it does not, at the date hereof and shall not hold the Land or any portion thereof in trust for any other party;

5.2

Due Incorporation and Registration: The Borrower is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and is duly registered and in good standing under the laws of each jurisdiction in which the Land is situate and has all powers, government permits, authorizations and such other powers and authorizations as are necessary to enable it to carry on its business and to execute, deliver and carry out its obligations under this Loan Agreement and all security collateral to this Loan Agreement;

5.3

Due Authorization: This Loan Agreement is issued and all security collateral to this Loan Agreement is executed and delivered in accordance with resolutions of the directors of the Borrower and all other matters and things have been done and performed so as to authorize and make the execution, creation, issuance and delivery of this Loan Agreement and such collateral security legal and valid and in accordance with the requirements of the laws relating to the Borrower and all other statutes and laws in that behalf;

5.4

Financial Statements: If required by the Lender, the Borrower shall within 90 days following the end of its fiscal years, deliver to the Lender then current financial and operating statements for the Borrower. Such financial and operating statements shall be prepared by a chartered accountant in good standing and shall include balance sheets and income and expense statements in such detail and with such schedules as the Lender may require. The Borrower shall keep adequate records and books of account in accordance with generally accepted accounting practice and will permit the Lender, by their agents, accountants and solicitors, to visit and examine their records and books of account and to discuss their affairs, finances and accounts with their officers, at such times as may be requested by the Lender. Throughout the term of the Loan, the Borrower shall promptly deliver to the Lender such other information with respect to the Borrower as the Lender may request from time to time. All financial statements shall be prepared in accordance with generally accepted accounting principles, and shall be accompanied by the certificate of a principal financial or accounting officer dated within five days of the delivery of such statements to the Lender, stating that he knows of no material adverse change in the financial position of the relevant entity since the date of such financial statements and, in the case of the Borrower, stating that he knows of no defaults under this Loan Agreement.  All financial statements and other documents  and information delivered by the Company in connection with the Company's application for the Loan are true and accurate and fairly represent the financial condition of the Company;

5.5

Not in Default: The Company is not in default under any agreement or instrument to which it is a party nor is it party to or bound by any contract or agreement which could materially affect its business, property, assets or financial condition;

5.6

Further Fundings:  The Borrower shall apply 25% of the net proceeds from any financing received by the Borrower to the Loan.  It is acknowledged by the Lender that this clause shall not apply to stock options or the exercise of warrants;

5.7

Solicitors Opinion:  The Borrower covenants and agrees that, except for bona fide legal reasons, the Borrower will cause to be issued, at the Borrower's expense and at the request of the Lender at such time as it may lawfully be made, a legal opinion (as required under relevant Canadian or US law and practise) permitting the removal of the legend requiring a 1-year hold in relation to the 500,000 shares of the Borrower, which shares are being issued as further consideration for the making of the Loan.  The Lender acknowledges that it take such shares in accordance with restrictions in law required by regulators from time to time and the Lender represents and warrants that it is an accredited investor, is eligible to subscribe for and receive the shares pursuant to the relevant laws of BC and the USA and is acquiring the same for investment purposes.

ARTICLE 6

MISCELLANEOUS

6.1

Assignment:

(a)

The Lender may, without consent, assign, grant security interests in, negotiate, pledge or otherwise dispose of Borrower's Liabilities and the Security and Supporting Documents and of their rights and security thereunder in whole or in part to any bank, person, firm, body corporate, company or other entity and all rights and remedies of the Lender in connection with the interest so assigned shall be enforceable against the Borrower and other parties thereto by such assignee as the same would has been by the Lender but for such assignment. The Lender may in connection with such transactions release any information or documents in their control in connection with the Loan and the Borrower to any assignee or intended assignee.

(b)

The Borrower shall not assign or encumber its rights and obligations under this Agreement, the Loan or the whole or any part of any Advance to be made hereunder, without the prior written consent of the Lender.

6.2

Survival of Terms: All covenants, agreements, representations and warranties made herein shall survive the execution and delivery to the Lender of the Security and Supporting Documents and the making of all Advances.

6.3

Any notice required to be given hereunder shall be in writing addressed to the party to whom it is given and shall be delivered to the address stated on the first page hereof or to such other address in British Columbia as the party to whom it is given shall has previously specified by written notice.

6.4

Payment: The Borrower shall pay in lawful money of Canada in funds payable at par at Vancouver, British Columbia the principal sum, interest and all other Borrower's Liabilities as provided in this Agreement. Any moneys paid after 12:00 noon Vancouver time on the Loan Expiry Date shall be deemed to has been paid on the next following day that the Lender's solicitors at that time shall be open for business.

6.5

Time of Essence: Time is of the essence of this Agreement and the other Security and Supporting Documents.

6.6

Governing Law: The Security and Supporting Documents shall in all respects be governed by and construed in accordance with the laws of British Columbia.

6.7

Execution in Counterparts: This Agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original and all such counterparts taken together shall constitute one and the same agreement.

6.8

Whole Agreement and Amendment or Modification: The rights and obligations of the parties hereto with respect to the Loan and the Project are wholly contained in this Agreement and the other Security and Supporting Documents and all commitment letters and prior agreements are merged therein. The Security and Supporting Documents cannot be added to, amended or waived in whole or in part, or any collateral agreement thereto created orally, by letter, telex, or other written communication or by any course of conduct of the Lender, their employees or agents and there are no implied terms, covenants, agreements or conditions between the parties. No amendment, waiver or modification of this Agreement or the other Security and Supporting Documents in whole or in part or any collateral agreement shall be enforceable against the Lender unless it is by a formal instrument in writing expressed to be a modification of this Agreement or the other Security and Supporting Documents as the case may be and executed in the same fashion as this Agreement.

6.09

Waivers of Performance by the Lender: The Lender may in their absolute discretion waive, modify or not enforce any condition or requirement hereunder or under any of the Security and Supporting Documents and any such waiver, modification, failure to enforce or the failure at any time by the Lender to require strict performance by the Borrower or any other party of any of the terms of this Agreement or of the terms of the other Security and Supporting Documents shall not release or diminish the obligations of the Borrower under any of the Security and Supporting Documents or affect any right of the Lender thereafter to demand strict performance therewith and any waiver of any Event of Default shall not waive or affect any similar or other Event of Default.

6.10

Incorporation of Debenture Clauses: The warranties, representations, covenants, terms, conditions and agreements in the Debenture are incorporated herein and made a part hereof and are applicable hereto as if fully reproduced in this Agreement and are in addition to and enlarge and are not in substitution for those set out in this Agreement. In the event of a direct conflict between this Agreement and any of the other Security and Supporting Documents, this Agreement shall prevail. Notwithstanding that the Debenture is expressed to be payable on demand, the Lender shall not be entitled to make demand thereunder unless an Event of Default has occurred and is continuing.

6.11

No Judicial Review: The Borrower acknowledges that this Agreement is entered into on the express condition that the Lender's opinions, approvals, consents, requirements, determinations and decisions and what is satisfactory or not satisfactory to them is in their sole and absolute discretion and is not subject to judicial review as to their reasonableness.

6.12

Collateral Security: Each item in the Security and Supporting Documents is, will or has been taken by way of additional security only and neither the taking of such item nor anything done in pursuance hereof or thereof shall in any way prejudice or limit the rights of the Lender or the obligations of the Borrower under any other part of the Security and Supporting Documents. The rights and remedies given to the Lender hereunder and under each item of the Security and Supporting Documents shall be in addition to and not in substitution for and shall not in any way derogate from or delay or prejudice any rights or remedies to which the Lender may be entitled under any other item of the Security and Supporting Documents, any other agreement or security, or by law or in equity and such rights and remedies may be exercised consecutively or concurrently and from time to time, all as the Lender in their absolute discretion from time to time determine.

6.13

Severability: If any provision of the Security and Supporting Documents shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of the Security and Supporting Documents in any jurisdiction.

6.14

Enurement: This Agreement shall be binding on and enure to the benefit of the Borrower and the Lender as well as their successors and permitted assigns.

IN WITNESS WHEREOF the Borrower has executed this Agreement.

SIGNED on behalf of CRYSTAL GRAPHITE CORPORATION. by its authorized signatory(ies): /s/ Gordon Sales Authorized Signatory Authorized Signatory	) ) ) ) ) ) ) ) )

SCHEDULE "A"

THE LAND CHARGED BY THIS DEBENTURE

1.

Mining Lease: 390937

Map No. 082F072

Mining Division: SLOCAN

Land District: KOOTENAY

Claim Names: MOLLY 1, 2, 3 and 4

Title Nos: 305145, 305146, 305147, 305148

Lot No: 17073

Dated: June 25, 2002

2.

Mining Lease: 392322

Map No. 082F052, 082F062

Mining Division: SLOCAN

Land District: KOOTENAY

Claim Names: Plant #1, Plant #2

Title Nos: 387588, 387589

Lot No: 17069, 17074

Dated: June 25, 2002

SCHEDULE "B"

PERMITTED ENCUMBRANCES ON THE LAND

NIL

SCHEDULE "C"

CONFIDENTIAL BUSINESS PLAN OF THE BORROWER

End of Exhibit 10.1

EXHIBIT 10.2

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Share Purchase Agreement – Phase I – dated March 3, 2004 among the Company, CPC and Brian Wear

SHARE PURCHASE AGREEMENT

PHASE I

THIS SHARE PURCHASE AGREEMENT is dated for reference the 29th day of April, 2004.

AMONG:

CRYSTAL GRAPHITE CORPORATION., a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

the Purchaser

(OF THE FIRST PART)

AND:

CANADA PUMICE CORPORATION a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

the "Corporation"

(OF THE SECOND PART)

AND:

BRIAN C. WEAR, businessman and sole stockholder of the Corporation and having his address at that of the Corporation above

Shareholder

(OF THE THIRD PART)

WHEREAS:

A.

The Corporation, directly or by subsidiaries, is an owner of land and claims and processing facilities in the region of Quesnel, BC on or adjacent to which the Corporation conducts active quarrying, processing and sales business of pumice and other minerals under the name of the Corporation and its wholly owned subsidiaries, Volcanic  Industrial Minerals Inc "Volcanic" and Cariboo Lava Corporation "Cariboo";

B.

The Shareholder owns all of the issued, issuable and outstanding shares of the Corporation the Corporation Shares;

C.

The Shareholder desires to sell and the Purchaser desires to purchase that amount of Corporation Shares as set forth in this Agreement;

D.

The respective boards of directors of the Purchaser and Corporation each deem it advisable and in the best interests of their respective companies and shareholders to combine their respective businesses by the Purchaser acquiring all of the Corporation Shares pursuant to the terms of this Agreement: and

E.

The respective boards of directors of the Purchaser and Corporation and the Shareholder have approved and adopted this Agreement as a transfer or sale and receipt of shares pursuant to section 85 1 of the Income Tax Act Canada the Tax Act.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the within premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.01

Definitions.  The following terms, as used herein, have the following meanings:

Affiliate means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

Agreement means this Share Purchase Agreement and all schedules which is entered into by and among the Purchaser, the Corporation and the Shareholder.

Applicable Law means, with respect to any Person, any United States whether federal, territorial, state, municipal or local, Canadian whether federal, territorial, provincial, municipal or local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgement, decree or other requirement, all as in effect as of the Closing, of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents in connection with such officers, directors, employees, consultants or agents activities on behalf of such Person or any of its Affiliates.

Associate means with respect to any Person a any other Person of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent 10 or more of any class of equity securities issued by such other Person, b any trust or other estate in which such Person has a ten percent 10 or more beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and c any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of such Person or any Affiliate thereof.

Business Day means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorised or required by law to close.

Corporations Balance Sheet and "Corporation's Financials" means the referenced financial statements of the Corporation as set forth in section 4.07.

"Corporation Business" means the business as heretofore or currently conducted by the Corporation as generally described in the preamble hereto and as described in the Corporation's Balance Sheet and due diligence materials presented to the Purchaser.

"Corporation Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Corporation or any Person on behalf of the Corporation is a party on the Closing Date.

"Corporation Permitted Liens" means, with respect to the Corporation, i Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which is being contested in good faith by appropriate proceedings; ii statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, material men and other similar Persons and other liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; iii Liens relating to deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements iv Liens and Corporation Encumbrances specifically identified in the Corporation's Balance Sheet included in the Corporation Financials; v Liens securing executory obligations under any lease that constitute an "operating lease" under Canadian GAAP; provided, however, that, with respect to each of clauses i through v, to the extent that any such encumbrance or Lien arose prior to the date of the Corporation's Balance Sheet included in the Corporation's Financials and relates to, or secures the payment of, a Liability that is required to be accrued under Canadian GAAP, such encumbrance or Lien shall not be a Corporation Permitted Lien unless adequate accruals for such Liability have been established therefor on such Corporation's Balance Sheet in conformity with Canadian GAAP.

"Corporation Shares" means all of the issued, issuable and outstanding shares of the Corporation.

"Governmental Authority" means any United States whether federal, territorial, state, municipal or local, Canadian whether federal, territorial, provincial, municipal or local or foreign government, governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organisation, commission, tribunal or organisation or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

"Interim Period" means the period from and including the date of this Agreement to and including the Closing Date and also includes the time to the Second Closing.

"Liability" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

"Lien" means, with respect to any asset, any mortgage, assignment, trust or deemed trust whether contractual, statutory or otherwise arising, title defect or objection, lien, pledge, charge, security interest, hypothecation, restriction, encumbrance or charge of any kind in respect of such assets.

"Material Adverse Effect" means a change in, or effect on, the operations, affairs, prospects, financial condition, -results of operations, assets, Liabilities, reserves or any other aspect of a party to this Agreement or to its business that results in a material adverse effect on, or a material adverse change in, any such aspect of the party or to its business.

"Purchaser's Balance Sheet" and "Purchaser's Financials" means the referenced financial statements of the Purchaser as set forth in section 5.07.

"Person" includes an individual, body corporate, partnership, company, unincorporated syndicate or organisation, trust, trustee, executor, administrator and other legal representative.

"Purchaser Business" means the business as heretofore or currently conducted by the Purchaser.

"Purchaser Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Purchaser, directly or indirectly, is a party on the Closing Date.

"SEC" means the United States Securities and Exchange Commission.

"Second Acquisition Agreement" means an agreement between the Parties to acquire the remaining Corporation Shares as set forth in section 9.01 hereof.

"Second Closing" means the Closing provided in the Second Acquisition Agreement.

"Subsidiary" means, with respect to any Person, i any corporation as to which 50 or more of the outstanding shares having ordinary voting rights or power and excluding shares having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person's Subsidiaries, and ii any partnership, joint venture or other similar relationship between such Person or any Subsidiary thereof and any other Person whether pursuant to a written agreement or otherwise which results in control by such Person.

"Tax" means all taxes imposed of any nature including any United States whether federal, territorial, state or local, Canadian whether federal, territorial, provincial or local or foreign income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax including employee withholding or employer payroll tax or employer health tax, capital tax, real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, GST, severance tax, prohibited tax, premiums tax, occupation tax, customs and import duties, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax or in respect of or pursuant to any United States whether federal, territorial, state or local, Canadian whether federal, territorial, provincial or local or other Applicable Law.

"Tax Return" means all returns, reports, forms or other information required to be filed with respect to any Tax.

"33 Act" means the United States Securities Act of 1933 and all amendments thereto.

"34 Act" means the United States Securities Act of 1934 and all amendments thereto.

1.02

Currency Used.  All references herein to dollars or the use of the symbol "" shall be deemed to refer to Canadian dollars unless such reference is prefaced by "US" in which case the reference will be to United States dollars.

1.03

Canadian Generally Accepted Accounting Principles.  Where the Canadian Institute of Chartered Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards "Canadian GAAP" applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly.  All accounting and financial terms used herein with respect to the Corporation or Purchaser, unless specifically provided to the contrary, shall be interpreted and applied in accordance with Canadian GAAP.

1.04

American Generally Accepted Accounting Principles.  Where the American Institute of Certified Public Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards "American GAAP" applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly.  All accounting and financial terms used herein with respect to the Purchaser for US reporting purposes, unless specifically provided to the contrary, shall be interpreted and applied in accordance with American GAAP.

ARTICLE 2

PURCHASE AND SALE

2.01

Purchase of Corporation Shares.  On the terms and subject to the conditions set forth herein, the Shareholder hereby agrees to sell, transfer, convey, assign and deliver to the Purchaser, free and clear of all Corporation Share Encumbrances as defined in paragraph 3.01.1, and the Purchaser hereby agrees to purchase, acquire and accept from the Shareholder, ninety-two 92 Corporation Shares "Purchased Corporation Shares" having an agreed value of five hundred and twenty-two thousand five hundred and fourteen dollars 522,514.  At Closing, the Shareholder will deliver to the Purchaser certificates evidencing all of the Purchased Corporation Shares duly endorsed for transfer and such other instruments as have been reasonably requested by the Purchaser to transfer full legal and beneficial ownership of the Purchased Corporation Shares to the Purchaser, free and clear of all Corporation Share Encumbrances and the Corporation agrees to enter the Purchaser on the books of the Corporation as the holder of the Purchased Corporation Shares and to issue one or more replacement share certificates representing the Purchased Corporation Shares to the Purchaser or the Purchaser's nominee.  The Purchaser shall pay the Purchase Price for the Purchased Corporation Shares in accordance with the terms of Section 2.02 of this Agreement.

2.02

Purchase Price for Purchased Corporation Shares.  The aggregate purchase price to be paid by the Purchaser to the Shareholder or his designees for the Purchased Corporation Shares at Closing will be the sum of CDN522,514 the "Purchase Price" which shall be fully satisfied and paid by the delivery of  seven hundred and six thousand one hundred 706,100 common shares the "Purchase Price shares" of the Purchaser at the deemed price of CDN0.74 based upon a conversion formula of, at or about March 3 to April 15, 2004, an average market price of 0.55US employing an exchange rate of 1.3445 per Purchase Price share.  The 706,100 Purchase Price shares, represented by one or several certificates as requested by the Shareholder and if no request is made five days or more prior to Closing then by one certificate, of the Purchaser constituting the Purchase Price to be delivered to the Shareholder at Closing shall be issued from treasury of the Purchaser as validly and lawfully issued and fully paid and non-assessable without lien or encumbrance of any nature whatsoever, excepting only restrictions as may be imposed by generally Applicable Law and the Shareholder acknowledges that the Purchase Price shares shall be subject to restrictions as to disposition consequent upon Applicable Law and the certificates shall therefor have imprinted upon them restrictive language generally as follows:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or the laws of any state and have been issued pursuant to an exemption from registration pertaining to such securities and pursuant to a representation by the security holder named hereon that said securities have been acquired for purposes of investment and not for purposes of distribution.  These securities may not be offered, sold, transferred, pledged or hypothecated in the absence of registration, or the availability of an exemption from such registration. Furthermore, no offer, sale, transfer, pledge or hypothecation is to take place without the prior written approval of counsel to the issuer being affixed to this certificate.  The stock transfer agent has been ordered to effectuate transfers of this certificate only in accordance with the above instructions."

"Unless permitted under securities legislation in British Columbia or Alberta, the holder of the securities shall not trade the securities before the earlier of i the date that is 12 months and a day after the date the issuer first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the issuer is a SEDAR filer; and ii the date that is 12 months and a day after the later of A the distribution date, and B the date the issuer became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade."

Furthermore, as the Corporation is a company whose securities are or may be subject to US law, the Shareholder hereby agrees, represents and warrants to the Corporation as follows:

(i)

Shareholder i is not a U.S. Person as defined in Rule 902 of Regulation S "Regulation S" under the United States Securities Act of 1933 the "1933 Act", which definition includes, but is not limited to, any natural person resident in the United States, any corporation or partnership incorporated or organized under the laws of the United States, or any estate or trust of which any executor, administrator or trustee is a U.S. Person; ii is not purchasing any of the Securities for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account of any person in any jurisdiction other than the jurisdiction set out in the name and address of Shareholder below; and iii was not offered any Securities in the United States and was outside the United States at the time of execution and delivery of this Agreement.

(ii)

Shareholder acknowledges that the Securities have not been registered under the 1933 Act and the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities.  The Shareholder agrees to resell the Securities only in accordance with the provisions of Regulation S and any other applicable securities laws, pursuant to a registration under the 1933 Act, or pursuant to an available exemption from such registration, and that hedging transactions involving the Securities may not be conducted unless in compliance with the 1933 Act.  The Shareholder understands that any certificate representing the Securities will bear a legend setting forth the foregoing restrictions.  The Shareholder understands that the Securities are restricted securities within the meaning of Rule 144 promulgated under the 1933 Act; that the exemption from registration under Rule 144 will not be available in any event for at least one year from the date of purchase and payment of the Securities by the Shareholder, and other terms and conditions of Rule 144 are complied with; and that any sale of the Securities may be made by the Investor only in limited amounts in accordance with such terms and conditions.

(iii)

No U.S. Person, either directly or indirectly, has any beneficial interest in any of the Securities acquired by Shareholder hereunder, nor does Shareholder have any agreement or understanding written or oral with any U.S. Person respecting:

(a)

the transfer or any assignment of any rights or interest in any of the Securities;

(b)

the division of profits, losses, fees, commissions or any financial stake in connection with this subscription; or

(c)

the voting of the Securities.

2.03

Closing.  The closing the "Closing" of the transactions contemplated by this Agreement shall take place at the offices of Devlin Jensen, 2550-555 West Hastings Street, Vancouver, BC on or before April 26, 2004 or such other date as the parties hereto may mutually agree the "Closing Date".  In the event that Closing shall not occur on or before July 30, 2004 then either Party, so long as the electing Party is not in default, may elect to terminate and abandon this Agreement without prejudice to claim for damages if default of the other Party if it gives notice of a time and place and its preparedness to Close within 15 days of such notice to the other Party and the other Party fails to attend for Closing or, if attending, is not willing or able to Close in accordance with this Agreement.

2.04

Roll-Over Election.  For the purposes of the Tax Act the Purchaser and the Shareholder hereby covenant and agree to elect jointly under Subsection 85 1 of the Income Tax Act "Tax Act", by completing and filing with the Canada Revenue Agency the prescribed form within the prescribed time for the purposes of the Tax Act with respect to the sale by the Shareholder to the Purchaser of the Purchased Corporation Shares and further agree to transfer the Purchased Corporation Shares at an agreed amount the "Elected Amount" of 520,000. However, if at any time after the Closing Date the Shareholder determines that either:

(a)

it is necessary or desirable to change the Elected Amount; or

(b)

the Tax Act deems the Elected Amount to be an amount which is different than the amount agreed upon between the Shareholder and the Purchaser;

then the Shareholder and the Purchaser shall do all things reasonably necessary to reflect such change.

The Parties hereto acknowledge and agree that the transaction contemplated by this Agreement is to be carried out in accordance with the provisions of Section 85 1 of the Income Tax Act

Canada, S.C. 1979-71, -72. Ch. 63 as amended. The Parties agree and hereby confirm that they will jointly elect pursuant to Section 85 1 of the Tax Act in the prescribed form and within the time referred to in Section 85 6 of the Tax Act so that, for income tax purposes, the agreed election amount as set out in the first paragraph hereof in respect of the Purchase Price and the Purchase Price shares becomes and is deemed to be the Shareholder's proceeds of disposition of the Purchased Corporation Shares and the Purchaser's cost of the Purchase Price shares so that the transaction does not give rise to any income tax liability whatsoever other than Alternative Minimum Tax and any income tax liability deferred as a result of the election under Section 85 1 of the Act shall be for the account of the Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions provided for herein, the Shareholder, as to the Corporation, himself and as to the Corporation Shares owned by him, represents and warrants to the Purchaser as follows and confirms that the Purchaser is relying upon the accuracy of each of such representations and warranties in connection with the purchase of the Corporation Shares and the completion of the transactions set out herein:

3.01

Representations Regarding the Corporation Shares.

3.01.1

The Shareholder has sole and exclusive and good and marketable title in and to the Corporation Shares, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, rights of first refusal, options, Liens and adverse claims and rights whatsoever collectively, the "Corporation Share Encumbrances", and on the Closing Date, the Shareholder will deliver to the Purchaser, good and marketable title to the Purchased Corporation Shares free and clear of any and all Corporation Share Encumbrances;

3.01.2

The Shareholder has full right, power and authority to enter into this Agreement and has the full right, power and authority to transfer, convey and sell to the Purchaser at the Closing the Purchased Corporation Shares and upon delivery by the Shareholder the Purchaser will acquire from the Shareholder sole and exclusive and good and marketable title to the Purchased Corporation Shares free and clear of all Corporation Share Encumbrances; and

3.01.3

The Shareholder is not a party to, subject to or bound by, nor is any pending or likely to his reasonable knowledge, any agreement, judgement, order, writ, prohibition, injunction or decree of any court or other Governmental Authority that would prevent the delivery to the Purchaser of the Purchased Corporation Shares or the consummation of the transactions under this Agreement in accordance with the terms of this Agreement.

3.02

Authorisation.  The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein are within the powers of the Shareholder and have been duly authorised by all necessary action.  This Agreement has been duly and validly executed by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Shareholder's knowledge at Closing.

3.03

Non-Contravention. The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein do not i contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Shareholder or the Corporation Shares or ii result in the creation or imposition of any Lien.

3.04

Residency.  The Shareholder is a resident of Canada as defined in the Income Tax Act Canada.

3.05

Good Faith.  The Shareholder will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements as may be reasonably required by the Purchaser to effect and complete the objects and intent of this Agreement.

3.06

Corporation Performance.  The Shareholder will diligently, proactively and in good faith effect all such acts as a shareholder and director of the Corporation as are available to it at law to cause the Corporation to fully, completely and diligently to effect this Agreement and to effect Closing.

3.07

Corporation Warranties.  The Shareholder warrants that to the best of his reasonably informed knowledge all of the warranties of the Corporation of this Agreement are true.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions provided for herein, the Corporation, represents and warrants to the Purchaser as follows:

4.01

Existence and Power.  The Corporation is a corporation duly incorporated, organised and validly existing under the laws of the Province of British Columbia and has all corporate power and all governmental licences, authorisations, permits, consents and approvals required to carry on the Corporation Business as now conducted and to own and operate the Corporation Business as now owned and operated.  The Corporation is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified, whether individually or in the aggregate, would have a Material Adverse Effect.  No Corporation proceedings have been taken or authorised by the Corporation or any Shareholder or, to the knowledge of the Corporation, by any other Person, with respect to nor is such contemplated the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Corporation or with respect to any amalgamation, merger, consolidation, arrangement or reorganisation relating to the Corporation.

4.02

Authorisation.  The execution, delivery and performance by the Corporation of this Agreement and the consummation thereby of the transactions provided for herein are within the Corporation's powers and have been duly authorised by all necessary action on its part.  This Agreement has been duly and validly executed by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Corporation's knowledge at Closing. The execution and Closing of this Agreement will not create a Material Adverse Effect on the Corporation or any Corporation Contract or Corporation Asset nor will it negatively impact any Governmental Authority permit, license or other authority or permission.

4.03

Capital Stock.

4.03.1

The authorised capital stock of the Corporation consists solely of 10,000,000 common shares without par value, of which 2,000 common shares are issued and outstanding and are held by the Shareholder the "Corporation Shares" and such constitute 100 of the issued, issuable or possibly issuable equity capital of the Corporation.

4.03.2

All such issued and outstanding Corporation Shares have been duly and validly authorised and issued and are fully paid and non-assessable. There are not outstanding i any options, warrants, rights of first refusal or other rights to purchase any shares of or from the Corporation or the Corporation Shares, nor ii any securities or contracts convertible into or exchangeable for shares nor iii any other commitments of any kind for the issuance of shares of the Corporation or options, warrants or other securities of the Corporation.

4.03.3

Prior to or at the date of this Agreement and up to and including the Closing Date the Corporation has not and has not committed itself to:

(i)

redeem or acquire any shares;

(ii)

declare or pay any dividend;

(iii)

make any reduction in or otherwise make any payment on account of capital; or

(iv)

effect any subdivision, consolidation or reclassification of any capital;

4.04

Subsidiaries.  The Corporation has no Subsidiaries other than Volcanic  Industrial Minerals Inc and Cariboo Lava Corporation which are wholly owned by the Corporation without any interest by any other party therein.  The Corporation has no investment or ownership of shares or other interests in other companies, partnerships or businesses except as are disclosed in the Corporation's Balance Sheet;

4.05

Governmental Authorisation.  The execution, delivery and performance by the Corporation of this Agreement requires no action by, consent or approval of, or filing with, any Governmental Authority other than as expressly referred to in this Agreement.

4.06

Non-Contravention.  The execution, delivery and performance of this Agreement by the Corporation, and the consummation by it of the transactions provided for herein, do not and will not a contravene or conflict with the articles or bylaws of the Corporation; b contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Corporation, the Corporation Business or the Corporation Shares and would not, individually or in the aggregate have a Material Adverse Effect; c constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Corporation is entitled, under any of the Corporation Contracts or any permit or similar authorisation relating to the Corporation, the Corporation Business or the Corporation Shares by which the Corporation, the Corporation Business or the Corporation Shares may be bound or affected; or d result in the creation or imposition of any Lien.

4.07

Financial Statements:

4.07.1

Attached hereto as Schedule "A" are true and complete copies of the Corporation's Balance Sheet composed of unaudited statements as of December 31, 2002 and management produced statements at December 31, 2003 and the related statements of income and retained earnings and changes of financial position for the years covered collectively, the "Corporation's Financials".

4.07.2

The Corporation's Financials: i have been prepared on a consistent basis and are based on the books and records of the Corporation in accordance with Canadian GAAP and present fairly the financial position, results of operations and statements of changes in the Corporation's financial position as of the dates indicated or the periods indicated; ii contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; iii contain and reflect adequate provisions for all reasonably anticipated Liabilities including Taxes with respect to the periods then ended and all prior periods; and iv with respect to the Corporation Contracts and commitments for the sale of goods or the provision of services by the Corporation, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

4.07.3

To the best of the knowledge of the Corporation, there are no Liabilities of the Corporation other than: i any Liabilities accrued as Liabilities on the Corporation's Balance Sheet; ii Liabilities incurred since the date of the Corporation's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse

Effect; and iii other Liabilities disclosed in this Agreement or in any schedules attached hereto.

4.07.4

To the best of the knowledge of the Corporation, there is no basis for any material in excess of 50,000 restatement of the Corporation's Financials

4.08

Absence of Certain Changes. During and since the dates of the Corporation's Financials, the Corporation Business has been conducted in the ordinary course, and there has not been, except as disclosed in the Corporation's Financials or Schedule "B" or elsewhere in this Agreement:

(a)

any event, occurrence, state of circumstances, or facts or change in the Corporation or in the Corporation Business that has had, or which the Corporation, after reasonable inquiry, expect to have, either individually or in the aggregate, a Material Adverse Effect;

(b)

i any change in any Liabilities of the Corporation that has had, or which the Corporation may, after reasonable inquiry, expect to have, a Material Adverse Effect or ii any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Corporation in connection with the Corporation Business or otherwise;

(c)

any i payments by the Corporation in respect of any indebtedness of the Corporation for borrowed money or in satisfaction of any Liabilities of the Corporation related to the Corporation Business, other than in the ordinary course of business or the guarantee by the Corporation of any of the indebtedness of any other Person or ii creation, assumption or sufferance of whether by action or omission the existence of any Lien on any assets reflected on the Corporation's Balance Sheet, other than Corporation Permitted Liens;

(d)

any transaction or commitment made, or any Corporation Contract entered into or any waiver, amendment, termination or cancellation of any of the Corporation Contracts, or any relinquishment of any rights thereunder by the Corporation or of any other right or debt owed to the Corporation, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)

any i grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, ii entering into of any employment, deferred compensation or other similar agreement or any amendment to any such existing agreement with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, iii increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, iv increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Corporation or any Affiliate of the Corporation other than in the normal course of business, v change in the terms of any bonus, pension, insurance, health or other benefit plan of the Corporation or vi representation of the Corporation to any employee or former employee of the Corporation that the Purchaser promised to continue any Corporation benefit plan after the Closing Date,

(f)

any change by the Corporation in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g)

any distribution, dividend, bonus, management fee or other payment by the Corporation, other than normal year-end tax planning, to any officer, director, stockholder or Affiliate of the Corporation or any of their respective Affiliates or Associates; or

(h)

any i material single expenditure or commitment, or any group of related expenditures or commitments, or ii sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any Corporation's Asset as defined below other than in the ordinary course of business.

4.09

Corporation's Assets and Liabilities.

4.09.1

The Corporation owns, leases, rents or has rights to property and assets as set forth in detail in Schedule "B" hereto or in the Corporation's Financials of Schedule "A" and which includes, without limitation, fee simple disclosure, leases, mineral claims, any other rights in land, buildings, plant, and any other realty or infrastructure and any rights in any of the same, any material chattels or other assets having a value in excess of 10,000 and any other assets, tangible or intangible, having a value in excess of 10,000 and including, without limitation, contracts, inventories, receivables, investments, rights, and any other matters of such value of the Corporation's Business collectively the "Corporation's Assets".

4.09.2

The Corporation holds title to each of the Corporation's Assets free and clear of all Liens, adverse claims, easements, rights of way, servitude's, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements except Corporation Permitted Liens or as detailed in Schedule "B" or the Corporation's Financials collectively, "Corporation Encumbrances".

4.09.3

All of the Corporation's Assets on the Corporation's Balance Sheet or Schedule "B" are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Corporation Business in substantially the same manner as the Corporation Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

4.09.4

Save and except for those matters which are disclosed in Schedule "B" or the Corporation's Financials there are no material liabilities, contingent or otherwise, existing on the date hereof in respect of which the Corporation may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement;

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the respective businesses, operations, affairs or financial conditions of the Corporation; and

(iii)

present liabilities do not exceed 900,000CDN in aggregate of which approximately 400,000 is a Shareholder loan to the Corporation;

4.09.5

There are no Corporation Assets material to the operation of the Corporation Business which, to the reasonably informed knowledge of the Corporation, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost or materially damaged.

4.09.6

Attached to this Agreement as Schedule "C" is a business plan of the Corporation, produced by the Corporation. The Purchaser has also produced an "Overview Report for a proposed merger between Crystal Graphite Corporation and Canada Pumice Corporation" dated February 20, 2004 produced by Edward Nunn of the Purchaser which the Corporation has reviewed. Both reports are reasonable descriptions of the Corporation's Business and Corporation Assets and there are no material errors or material omissions therein, to the Corporation's reasonable knowledge, which error or omission would make such reports materially misleading.  It is acknowledged by the Parties however that the Shareholder and the Corporation do not warrant the future performance of the Corporation.

4.10

Affiliates. Other than as disclosed in this Agreement, there are no Corporation Contracts which have been entered into within the past five years or are currently in force and effect between the Corporation and any Shareholder, or any Affiliate or Associate of any Shareholder.  The Corporation is not indebted to any Shareholder except as disclosed in this Agreement.

4.11

Litigation.  There are no material proceedings pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or the Corporation Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement and ii there is no existing order, judgement or decree of any Governmental Authority naming the Corporation as an affected party which has not been paid or discharged in full.

4.12

Material Contracts. All Corporation Contracts are in good standing and are legal, valid and binding obligations of the Corporation and each other Person who is a party thereto,

enforceable against the Corporation and each such Person in accordance with its terms, and none are subject to any material default thereunder.  All Corporation Contracts are adequately disclosed in Schedule "B".  There are no Corporation Contracts which cannot be cancelled with not more than 30 days notice or payment of not more than 10,000 except as disclosed in Schedule "B". There are no Corporation Contracts material to the operation of the Corporation Business which, to the reasonably informed knowledge of the Corporation, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost.

4.13

Required Consents.  There are no governmental or other registrations, filings, applications, notices, transfers, Consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Corporation Contracts with respect to which the consent of the other party or parties thereto must be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein the "Required Consents".

4.14

Corporation Intellectual Property.

4.14.1

Schedule "B" sets forth a complete and correct list of each patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Corporation Business as conducted by the Corporation or held by the Corporation the "Corporation Intellectual Property Rights".  Corporation Intellectual Property Rights also include any trade secrets that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore been conducted.

4.14.2

The Corporation has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Corporation, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Corporation, involving a claim of infringement by any Person including any Governmental Authority of any Corporation Intellectual Property Right.  No Corporation Intellectual Property Right is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by the Corporation or restricting the licensing thereof by the Corporation to any Person.  The Corporation has no knowledge that would cause such Person to believe that the use of the Corporation Intellectual Property Rights or the conduct of the Corporation Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, trade name, trademark or trade name registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

4.14.3

To the knowledge of the Corporation, the Corporation either owns the entire right, title and interest in Corporation Intellectual Property Rights or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore, been conducted.  The Corporation Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Corporation Intellectual Property Rights.  All registrations and filings necessary to preserve the rights of the Corporation in and to the Corporation Intellectual Property Rights have been made.

4.15

Tax Matters.

4.15.1

The Corporation is a taxable Canadian corporation, as that term is defined in the Tax Act. The Corporation has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date.  Each such Tax Return was correct and complete.  True copies of all Tax Returns prepared and filed by the Corporation during the past three years and that the Purchaser has requested have been given to the Purchaser on or before the date of this Agreement.

4.15.2

The Corporation has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes.  The Corporation has paid all Tax instalments due and payable by it as at its last fiscal year.

4.15.3

The Corporation has withheld from each payment made to any of its present or former employees, officers and directors, and including to all persons who are non-residents of Canada for the purposes of the Income Tax Act Canada all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  The Corporation has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law.  The Corporation has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any service, sale, supply or delivery whatsoever, made by the Corporation.

4.15.4

The Corporation Business is the only business ever conducted by the Corporation.  The non-capital losses as defined in the Tax Act and any applicable provincial taxing statute were incurred by the Corporation only in carrying on the Corporation Business.  The Corporation is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

4.15.5

The Corporation has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition or maintenance of its realty and tangible personal property as defined in applicable legislation in the province of British Columbia, including GST, PST, municipal taxes and any other transfer or maintenance or service tax..  The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

4.15.6

The Corporation has never acquired or had the use of any of its assets from a Person a "Related Person" with whom the Corporation was not dealing at arm's length, within the meaning of the Tax Act.  The Corporation has never disposed of any asset to a Related Person for proceeds less than the fair market value of that asset.  Except as disclosed in this Agreement, the Corporation is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Corporation by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Corporation.

4.16

Securities Legislation.  The Corporation is a private issuer within the meaning of the Securities Act British Columbia and the sale of the Corporation Shares by the Shareholder to the Purchaser is made in compliance with the exempt take-over-bid provisions of such Act.

4.17

Full Disclosure.  The information contained in the documents, certificates and written statements including this Agreement and the schedules and exhibits hereto furnished to the Purchaser by or on behalf of the Corporation with respect to the Corporation including the Corporation Business and the results of operations, financial condition and prospects of the Corporation for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Corporation after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to the Corporation the Corporation that has not been disclosed to the Purchaser by the Corporation in writing that has had a Material Adverse Effect on or, so far as the Corporation can now foresee, could be reasonably likely to have a Material Adverse Effect on the Corporation including the Corporation Business and the results of operations, financial condition or prospects of the Corporation.

4.18

Compliance with Applicable Laws.  The operation of the Corporation Business i has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Corporation and ii does not in any material respect violate or infringe any Applicable Law, the terms of any permit or any order, writ, injunction or decree of any Governmental Authority.

4.19

Corporation Employment Agreements and Employee Benefits.

4.19.1

There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting the Corporation which could not be terminated on 30 days notice or pay in lieu. The Corporation does not maintain or contribute to, or has maintained or contributed to any, employee pension or welfare benefit plans.The Corporation is not subject to any collective bargaining agreements or any other union contracts nor is any contemplated.

4.19.2

The Corporation and its Affiliates have complied and are currently complying, in respect of all contracts with employees of the Corporation and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

4.20

Good Faith.  The Corporation will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements or sureties as may be reasonably required by the Purchaser to effect and complete the objects and intent of this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Corporation and the Shareholder to enter into this Agreement and to consummate the transactions provided for herein, the Purchaser represents and warrants to the Corporation and the Shareholder that:

5.01

Existence and Power.  The Purchaser is a corporation duly incorporated, organised and validly existing under the laws of the Province of British Columbia, is listed in good standing on the NASD governed OTCBB and on the Canadian Trading and Quotation System, and is a British Columbia and Alberta reporting issuer and a foreign reporting issuer 20F filer in the US in good standing. The Purchaser has all corporate power and all governmental licences, authorisations, permits, consents and approvals required to carry on the Purchaser Business as now conducted and to own and operate the businesses as now owned and operated.  The Purchaser is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified would have a Material Adverse Effect.  No proceedings have been taken or authorised by the Purchaser or, to the knowledge of the Purchaser, by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganisation relating to the Purchaser.  The Corporation and the Shareholder are aware of a Petition brought on by a shareholder of the Purchaser seeking to interfere with management decision on a number of matters, including this Agreement.  This disclosure is a continuing disclosure regarding all warranties hereof.

5.02

Authorisation.  The execution, delivery and performance by the Purchaser of this Agreement and the consummation thereby of the transactions provided for herein are within the powers of the Purchaser and have been duly authorised by all necessary action on its part.  This Agreement has been duly and validly executed by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Purchaser's knowledge at Closing. The execution and Closing of this Agreement will not create a Material Adverse Effect on the Purchaser or any Purchaser Contract or Purchaser Asset nor will it negatively impact any Governmental Authority permit, license or other authority or permission.

5.03

Capital Stock of the Purchaser.

5.03.1

The authorised capital stock of the Purchaser consists of 250,000,000 common shares, no par value, of which approximately 26,989,395 common shares are issued and outstanding on the date hereof.  All issued and outstanding common shares of the Purchaser have been lawfully and validly authorised and issued and are fully paid and non-assessable.

5.03.2

Attached as Schedule "D" is a list at the date hereof of i any options, warrants, rights of first refusal or other rights to purchase any shares of or from the Corporation or the Corporation Shares, and ii any securities or contracts convertible into or exchangeable for shares and iii any other commitments of any kind for the issuance of shares of the Corporation or options, warrants or other securities of the Corporation.  Such Schedule "D" constitutes a materially complete and accurate list of the same at the date hereof.

5.03.3

Prior to or at the date of this Agreement and up to and including the Closing Date the Corporation has not and has not committed itself to:

(i)

redeem or acquire any shares;

(ii)

declare or pay any dividend;

(iii)

make any reduction in or otherwise make any payment on account of capital; or

(iv)

effect any subdivision, consolidation or reclassification of any capital;

5.04

Subsidiaries.  The Purchaser has no Subsidiaries.

5.05

Governmental Authorisation.  The execution, delivery and performance by the Purchaser of this Agreement requires no action by, consent or approval of any Governmental Authority other than as expressly referred to in this Agreement.  The Purchaser is required to make disclosure filings with the Governmental Authorities with which it is a reporting issuer or in which it is incorporated to disclose the transactions hereof and nay material changes resulting therefrom, all in the normal course and in accordance with generally prevailing law and regulation.

5.06

Non-Contravention. The execution, delivery and performance of this Agreement by the Purchaser, and the consummation by it of the transactions provided for herein, do not and will not a contravene or conflict with the respective articles or bylaws of the Purchaser; b contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Purchaser, the Purchaser Business or the outstanding shares in its capital stock and will not, individually or in the aggregate, have a Material Adverse Effect; c constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Purchaser is entitled under any Purchaser Contract or any Permit or similar authorisation relating to the Purchaser, the Purchaser Business or the outstanding shares of its capital stock, or d result in the creation or imposition of any Lien.

5.07

Financial Statements.

5.07.1

Attached hereto as Schedule "E" are true and complete copies of the Purchaser's audited financial statements as of August 31, 2003 and the related statements of income and retained earnings and changes of financial position, prepared on a consolidated basis, for such year end together with the quarterly unaudited financial statements for the period ending November 30, 2003 collectively, the "Purchaser's Financials" prepared on a consolidated basis and prepared appropriately in accordance with Canadian GAAP and American GAAP.

5.07.2

The Purchaser's Financials: i have been prepared on a consistent basis and are based on the books and records of the Purchaser in accordance with Canadian GAAP and American GAAP and present fairly the financial position, results of operations and statements of changes in the Purchaser's financial position as of the dates indicated or the periods indicated; ii contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; iii contain and reflect adequate provisions for all reasonably anticipated liabilities including Taxes with respect to the periods then ended and all prior periods; and iv with respect to Purchaser Contracts and commitments for the sale of goods or the provision of services by the Purchaser, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

5.07.3

To the best of the knowledge of the Purchaser, there are no Liabilities of the Purchaser other than: i any Liabilities accrued as Liabilities on the Purchaser's Balance Sheet; ii Liabilities incurred since the date of the Purchaser's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; iii other Liabilities disclosed in this Agreement or in any schedules attached hereto.

5.07.4

To the best of the knowledge of the Purchaser, there is no basis for any material in excess of 50,000 restatement of the Purchaser's Financials

5.08

Absence of Certain Changes. During and since the dates of the Purchaser's Financials, the Purchaser Business has been conducted in the ordinary course, and there has not been, except as disclosed in the Purchaser's Financials or elsewhere in this Agreement:

(a)

any event, occurrence, state of circumstances, or facts or change in the Purchaser or in the Purchaser Business that has had or which the Purchaser expects to have, either individually or in the aggregate, a Material Adverse Effect;

(b)

i any change in any Liabilities of the Purchaser that has had, or which the Purchaser expects to have, a Material Adverse Effect or ii any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Purchaser in connection with the Purchaser Business or otherwise;

(c)

any i payments by the Purchaser in respect of any indebtedness of the Purchaser for borrowed money or in satisfaction of any Liabilities of the Purchaser related to the Purchaser Business, other than in the ordinary course of business or the guarantee by the Purchaser of any of the indebtedness of any other Person or ii creation, assumption or sufferance of whether by action or omission the existence of any Lien on any assets reflected on the Purchaser's Balance Sheet, other than Purchaser Permitted Liens;

(d)

any transaction or commitment made, or any Purchaser Contract entered into, by the Purchaser, any waiver, amendment, termination or cancellation of any Purchaser Contract, or any relinquishment of any rights thereunder by the Purchaser or of any other right or debt owed to the Purchaser, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)

any i grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, ii entering into of any employment, deferred compensation or other similar agreement or any amendment to any such existing agreement with any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, iii increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, iv increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Purchaser or any .Affiliate of the Purchaser, v change in the terms of any bonus, pension, insurance, health or other benefit plan of the Purchaser or vi representation of the Purchaser to any employee or former employee of the Purchaser that the Purchaser promised to continue any benefit plan after the Closing Date,

(f)

any change by the Purchaser in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g)

any distribution, dividend, bonus, management fee or other payment by the Purchaser to any of their respective officers, directors, stockholders or Affiliates of the Purchaser or any of their respective Affiliates or Associates; and

(h)

any i material single expenditure or commitment, or any group of related expenditures or commitments or ii material sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any asset or property of the Purchaser other than in the ordinary course of business.

5.09

Purchaser's Assets and Liabilities.

5.09.1

The Purchaser owns, leases, rents or has rights to property and assets as set forth in detail in Schedule "F" hereto or in the Purchaser's Financials and which includes, without limitation, fee simple disclosure, leases, mineral claims, any other rights in land, buildings, plant, and any other realty or infrastructure and any rights in any of the same, any material chattels or other assets having a value in excess of 10,000 and any other assets, tangible or intangible, having a value in excess of 10,000 and including, without limitation, contracts, inventories, receivables, investments, rights, and any other matters of such value of the Purchaser's Business collectively the "Purchaser's Assets".

5.09.2

The Purchaser holds title to each of the Purchaser's Assets free and clear of all Liens, adverse claims, easements, rights of way, servitude's, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements except Purchaser Permitted Liens or as detailed in Schedule "F" or the Purchaser's Financials collectively, " Purchaser Encumbrances".

5.09.3

All of the Purchaser's Assets on the Purchaser 's Balance Sheet or Schedule "F" are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Purchaser Business in substantially the same manner as the Purchaser Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

5.09.4

Save and except for those matters which are disclosed in Schedule "F" or the Purchaser's Financials there are no material liabilities, contingent or otherwise, existing on the date hereof in respect of which the Purchaser may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement;

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the respective businesses, operations, affairs or financial conditions of the Purchaser; and

(iii)

present liabilities do not exceed approximately 1,200,000CDN in aggregate of which approximately 1,000,000 is a director loan to the Purchaser;

5.09.5

There are no Purchaser Assets material to the operation of the Purchaser Business which, to the reasonably informed knowledge of the Purchaser, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost or materially damaged.

5.10

Affiliates. Other than as disclosed in this Agreement, there are no Purchaser Contracts which are currently in force and effect between the Purchaser and any shareholder, or any

Affiliate or Associate of any shareholder except for an agreement between the Purchaser and the receiver for Evergreen Trust, the largest shareholder of the Purchaser, of which the Corporation has knowledge.  The Purchaser is not indebted to any shareholder except as disclosed in this Agreement.

5.11

Litigation.  There is no proceeding pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or the Purchaser Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, and there is no existing order, judgement or decree of any Governmental Authority naming the Purchaser as an affected party which has not been paid or discharged in full.

5.12

Material Contracts. All Purchaser Contracts are in good standing and are legal, valid and binding obligations of the Purchaser and each other Person who is a party thereto, enforceable against the Purchaser and each such Person in accordance with its terms, and none are subject to any material default thereunder.  All Purchaser Contracts are adequately disclosed in Schedule "F".  There are no Purchaser Contracts which cannot be cancelled with not more than 30 days notice or payment of not more than 10,000 except as disclosed in Schedule "F". There are no Purchaser Contracts material to the operation of the Purchaser Business which, to the reasonably informed knowledge of the Purchaser, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost.

5.13

Compliance with Applicable Laws.  The operation of the Purchaser Business i has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Purchaser and ii does not in any material respect violate or infringe any Applicable Law, the terms of any permit or any order, writ, injunction or decree of any Governmental Authority.

5.14

Purchaser Employment Agreements and Employee Benefits.

5.14.1

There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting the Purchaser which could not be terminated on 30 days notice or pay in lieu except as disclosed in this Agreement. The Purchaser does not maintain or contribute to, or has maintained or contributed to any, employee pension or welfare benefit plans. The Purchaser is not subject to any collective bargaining agreements or any other union contracts nor is any contemplated.

5.14.2

The Purchaser and its Affiliates have complied and are currently complying, in respect of all employees of the Purchaser and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

5.15

Purchaser Intellectual Property.

5.15.1

Schedule "F" sets forth a complete and correct list of each patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Purchaser Business as conducted by the Purchaser or held by the Purchaser the " Purchaser Intellectual Property Rights". Purchaser Intellectual Property Rights also include any trade secrets that are material to the conduct of the Purchaser Business in the manner that the Purchaser Business has heretofore been conducted.

5.15.2

The Purchaser has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Purchaser, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Purchaser, involving a claim of infringement by any Person including any Governmental Authority of any Purchaser Intellectual Property Right.  No Purchaser Intellectual Property Right is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by the Purchaser or restricting the licensing thereof by the Purchaser to any Person.  The Purchaser has no knowledge that would cause such Person to believe that the use of the Purchaser Intellectual Property Rights or the conduct of the Purchaser Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, trade name, trademark or trade name registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

5.15.3

To the knowledge of the Purchaser, the Purchaser either owns the entire right, title and interest in Purchaser Intellectual Property Rights or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Purchaser Business in the manner that the Purchaser Business has heretofore, been conducted.  The Purchaser Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Purchaser Intellectual Property Rights.  All registrations and filings necessary to preserve the rights of the Purchaser in and to the Purchaser Intellectual Property Rights have been made.

5.16

Required Consents.  There are no governmental or other registrations, filings, applications, notices, transfers, consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Purchaser or any shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Purchaser Contracts with respect to which the consent of the other party or parties thereto must be obtained by the Purchaser or any shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein the "Required Consents" except only a requirement to consult with the receiver for Evergreen Trust pursuant to agreement.  The Purchaser is required to effect required filings disclosing the material elements of these transaction in the US and Canada at such time as matters become material or Closing occurs in accordance with prevailing securities laws and regulation.

5.17

Tax Matters.

5.17.1

The Purchaser is a taxable Canadian corporation, as that term is defined in the Tax Act. The Purchaser has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date.  Each such Tax Return was correct and complete.  True copies of all Tax Returns prepared and filed by the Purchaser during the past three years and that the Corporation has requested have been given to the Corporation on or before the date of this Agreement.

5.17.2

The Purchaser has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes.  The Purchaser has paid all Tax instalments due and payable by it as at its last fiscal year.

5.17.3

The Purchaser has withheld from each payment made to any of its present or former employees, officers and directors, and including to all persons who are non-residents of Canada for the purposes of the Income Tax Act Canada all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  The Purchaser has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law.  The Purchaser has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any service, sale, supply or delivery whatsoever, made by the Purchaser.

5.17.4

The Purchaser Business is the only business conducted by the Purchaser during the last five years.  The non-capital losses as defined in the Tax Act and any applicable provincial taxing statute were incurred by the Purchaser only in carrying on the Purchaser Business.  The Purchaser is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

5.17.5

The Purchaser has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition or maintenance of its realty and tangible personal property as defined in applicable legislation in the province of British Columbia, including GST, PST, municipal taxes and any other transfer or maintenance or service tax. The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

5.17.6

The Purchaser has never acquired or had the use of any of its assets from a Person a "Related Person" with whom the Purchaser was not dealing at arm's length, within the meaning of the Tax Act.  The Purchaser has never disposed of any asset to a Related

Person for proceeds less than the fair market value of that asset.  Except as disclosed in this Agreement, the Purchaser is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Purchaser by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Purchaser.

5.18

Issuance of Shares.  The issuance of the Purchaser Price by the Purchaser, and the terms and provisions of the Purchaser Price shares, will not violate any provisions of the Purchaser's articles or bylaws or any Applicable Law.  The Purchase Price shares will be issued lawfully and as fully paid and non-assessable.

5.19

Continuing Public Status.  The Purchaser warrants that until Closing it will effect all reasonable endevours to maintain its reporting and listing requirements in good standing and will maintain its listing on the NASD governed OTCBB and on the CNQ.

5.20

Full Disclosure.  The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Shareholder and Corporation by or on behalf of the Purchaser with respect to the Purchaser (including the Purchaser Business and the respective results of operations, financial condition and prospects of the Purchaser) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Purchaser after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to the Purchaser that has not been disclosed to the Corporation by the Purchaser in writing that has had a Material Adverse Effect on or, so far as the Purchaser can now foresee, could be reasonably likely to have a Material Adverse Effect on the Purchaser (including the Purchaser Business and the respective results of operations, financial condition or prospects of the Purchaser).

5.21

Good Faith.  The Purchaser will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements or sureties as may be reasonably required by the Corporation to effect and complete the objects and intent of this Agreement.

ARTICLE 6

COVENANTS OF THE CORPORATION AND SHAREHOLDER

6.01

Conduct of the Business.  During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall conduct the Corporation Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties, the Corporation Assets, minimise Liabilities and Liens, and maintain goodwill of the Corporation and keep available the services of the present officers, employees, agents and other personnel of the Corporation Business.  The corporate structure of the Corporation, the Corporate status and the share structure of the Corporation shall not be altered or affected in any manner and the Shareholder shall not in any manner permit any assignment or other disposition of any interest in the Corporation Shares nor permit a Lien in respect to the same.

6.01.1

Without limiting in any way the importance of the foregoing, during the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall not, and the Shareholder shall not cause the Corporation to and shall employ every reasonable effort to prevent:

(a)

adopt any material change in any method of accounting or accounting practice used by the Corporation other than by reason of a concurrent change in generally accepted accounting principles;

(b)

amend its articles or bylaws;

(c)

sell, mortgage, pledge or otherwise dispose of any assets or properties of the Corporation Business and the Corporation Assets, other than in the ordinary course of business;

(d)

declare, set aside or pay any management fee or dividend or make any other distribution with respect to the capital stock of the Corporation or otherwise make a distribution or payment to any Shareholder, other than in the course of normal year-end tax planning;

(e)

amalgamate, merge or consolidate with or agree to amalgamate, merge or consolidate with, or purchase or agree to purchase all or substantially all of the assets of, or otherwise acquire, any corporation, partnership or other business organization or division thereof;

(f)

authorize for issuance, issue, sell or deliver any additional shares of its capital stock of any class or any securities or obligations convertible into shares of its capital stock of any class or commit to doing any of the foregoing it being acknowledged that the Corporation authorised, effective December 31, 2003, the issuance of 1000 Corporation Shares to the Shareholder in consideration of the acquisition of Volcanic and Cariboo and that the said 1000 Corporation Shares constitute part of the aggregate 2000 Corporation Shares owned by the Shareholder and reflected in warranty section 4.03.1;

(g)

split, combine or reclassify any shares of the capital stock of any class of the Corporation or redeem or otherwise acquire, directly or indirectly, any shares of such capital stock;

(h)

incur or agree to incur any debt or guarantee any debt for borrowed money, including any debt to any Shareholder, or to any Affiliate or Associate of any

Shareholder, except debt incurred in the ordinary course of business consistent with past practice;

(i)

make any loan, advance or capital contribution to or investment in any person other than loans, advances and capital contributions to or investments in joint ventures or other similar arrangements in which the Corporation has an equity interest in the ordinary course of business and travel advances made in the ordinary course of business by the Corporation to its employees to meet business expenses expected to be incurred by such employees;

(j)

enter into any settlement with respect to any proceeding or consent to any order, decree or judgement relating to or arising out of any such Proceeding;

(k)

take any action to terminate, dismiss or cause the retirement of any key employee of the Corporation;

(1)

fail in any material respect to comply with any Applicable Laws; or

(m)

make, or make any commitments for, capital expenditures exceeding 25,000 for any individual 'commitment or  100,000 for all such commitments taken in the aggregate.  It is understood by the Parties that the Corporation is acquiring two tractors costing approximately 130,000 each and is disposing of a D-8 bulldozer.

6.01.2

During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall:

(a)

file all Canadian, United States, foreign, federal, state, provincial and local Tax Returns required to be filed and make timely payment of all applicable Taxes when due;

(b)

promptly notify the Purchaser in writing of any action or circumstance that results in, or could reasonably be expected to result in, a Material Adverse Effect or the occurrence of any breach by the Corporation or the Shareholder of any representation or warranty, or any covenant or agreement contained in this Agreement; and

(c)

promptly notify the Purchaser in writing of the commencement of any proceeding or the threat thereof by or against the Corporation or any Shareholder.

6.02

Maintenance of Corporation Insurance Policies.  Prior to and on and after the Closing Date, the Corporation shall not take or fail to take any action if such action or inaction would adversely affect the applicability of any insurance in effect on the date hereof that covers all or any material part of the assets of the Corporation or the Business.

6.03

Tax Election.  The Corporation shall not file any election or other filing pursuant to the Tax Act or any equivalent provincial provision except for Tax returns and the election under section 85 of the Tax Act in respect of the transfer by the Shareholder to the Corporation of his shares of Volcanic and Cariboo.

ARTICLE 7

COVENANTS OF THE PURCHASER

7.01

Conduct of Business.  During the Interim Period, except with the written consent of the Corporation, the Purchaser will conduct the Purchaser Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties and goodwill of the Purchaser and keep available the services of the present officers, directors, employees, agents and other personnel of the Purchaser Business; and without limiting in any way the importance of the foregoing, the Purchaser shall not undertake any of those matters referred to in sections 6.01.1 and 6.01.2, 6.02 and 6.03 and all such clauses thereof shall apply mutatis mutandis to the Purchaser.

ARTICLE 8

ACKNOWLEDGMENTS AND COVENANTS OF ALL PARTIES

8.01

Further Assurances.  Each party hereto agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable including obtaining all required consents in order to evidence the consummation or implementation of the transactions provided for under this Agreement.

8.02

Certain Filings.  The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any such actions, consents, approvals or waivers.

8.03

Registration.  All parties acknowledge and agree that the Purchaser is a reporting issuer in Canada and the United States, and that the Parties will and must cooperate in the filing of any necessary or advisable documentation with Governmental Authorities.

ARTICLE 9

PRE-CLOSING MATTERS AND CONDITIONS TO CLOSING

9.01

Pre-Closing Matters.  At Closing the Parties shall enter into a Subsequent Acquisition Agreement for the Purchaser to acquire all of the remaining Corporation Shares from the Shareholder, on substantially the same terms as this Agreement, which Subsequent Acquisition Agreement is to be closed "Second Closing" under such Subsequent Acquisition Agreement within five 5 business days of the Closing of this Agreement. The Parties shall effect best efforts to conclude principal terms or to execute prior to or at Second Closing the following:

(a)

the Purchaser shall have acquired financial facilities of not less than 2,000,000CDN gross before costs or terms of acquiring the funds, which shall be available for completion at Second Closing and subject to Second Closing and for funding within five 5 business days of Second Closing for disbursement to the Purchaser for use by the Purchaser and within 30 days thereof such funds shall be advanced to the Corporation for use as follows:

(i)

payment of shareholder loans "Shareholder Loans" of the Corporation owing to the Shareholder of approximately 400,000 on or within 30 days of Second Closing;

(ii)

the grant of a loan the "Loan" in the amount of 263,000, by the Purchaser or its subsidiary in accordance with advice of counsel and KPMG, to the Shareholder and having the general terms of a draft Loan and pledge agreement of Schedule "G" hereof; and

(iii)

the remainder for working capital for development of the Corporation's Business.

(b)

to complete a lease between the Purchaser or Corporation as the Parties determine in accordance with tax advice and 530526 BC Ltd, owned by the Shareholder and his family, on reasonable commercial terms for the location of a pumice bagging plant, and executed and filed within 30 days of Second Closing unless if required by the financier of the above finance, then within five 5 business days of Second Closing on the terms set forth in Schedule "H" and the Shareholder warrants to cause 530526 BC Ltd to enter into such lease on such terms;

(c)

within 30 days of Second Closing to effect reasonable best efforts to complete a mining rights and extraction agreement between the Purchaser or Corporation as the Parties determine in accordance with tax advice and the Shareholder, on reasonable commercial royalty terms, of an additional 200 acres of surface and sub-surface rights of land located in the town of Quesnel on the general terms of Schedule "I"; and

(d)

to complete a management agreement between the Purchaser and the Shareholder as a senior officer of the Purchaser on the terms of the draft agreement of Schedule "J" hereto.

Where there is uncertainty as to 'standard' or 'commercial' terms the reference source shall be the forms and practise of the Purchaser and its attorneys.

9.02

Conditions to Obligation of the Purchaser.  The obligations of the Purchaser to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a)

(i) the Corporation and the Shareholder shall have performed and satisfied each of their respective obligations of this Agreement required to be performed and satisfied by them on or prior to the Closing Date, (ii) each of the representations and warranties of the Corporation and the Shareholder contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing, and (iii) the Purchaser shall have received certificates signed by the Shareholder as a duly authorized executive officer of the Corporation to the foregoing effect and to the effect that the conditions specified within this Section 9.02 (a) have been satisfied.

(b)

All required or advisable consents, if any, for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to the Corporation, the Business, the Corporation Shares or the Purchaser or any of its Affiliates or Associates after the Closing that would be materially burdensome upon the Corporation, the Business, the Corporation Shares or the Purchaser or any of its Affiliates or Associates or their respective businesses substantially as such businesses have been conducted prior to the Closing Date or as said businesses, as of the date hereof, would be reasonably expected to be conducted after the Closing Date.  All such approvals shall be in effect, and no proceedings shall have been instituted or threatened by any Governmental Authority or other Person with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval; all applicable waiting periods with respect to such approvals shall have expired; and all conditions and requirements prescribed by Applicable Law or by such approvals to be satisfied on or prior to the Closing Date shall have been satisfied to the extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c)

The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law.  The operation of the Business shall not have violated or infringed, or be in violation or infringement of any Applicable Law or any order, writ, injunction or decree of any Governmental Authority, where such violations and infringements, individually or in aggregate, have resulted in, or could reasonably be expected to result in a Material Adverse Effect.

(d)

Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Corporation or the Corporation Business, including any damage, destruction or other casualty loss affecting the Corporation or the Corporation Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Corporation.

9.03

Conditions to Obligations of Shareholder and Corporation.  The obligations of the Shareholder and Corporation to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a)

(i) the Purchaser shall have performed and satisfied each of its obligations of this Agreement required to be performed and satisfied by it on or prior to the Closing Date; (ii) each of the representations and warranties of the Purchaser contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing and (iii) the Corporation and Shareholder shall have received a certificate signed by a duly authorized executive officer of the Purchaser to the foregoing effect and to the effect that the conditions specified within this Section 9.03 a have been satisfied.

(b)

All required or advisable consents for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to any Shareholder or any of their respective Affiliates or Associates after the Closing that would be materially burdensome upon any such Person.  All such approvals shall be in effect, and no Proceedings shall have been instituted or threatened by any Governmental Authority with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval.  All applicable waiting periods shall have expired, and all conditions and requirements such approvals to be satisfied on or prior to the Closing extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c)

The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law.  No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing the transfer and exchange contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, shall be in effect, and there shall be no pending actions or proceedings by any Governmental Authority or determinations by any Governmental Authority or by any other Person challenging or seeking to materially restrict or prohibit the transfer and exchange contemplated hereby or the consummation of the Closing.

(d)

Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Purchaser or the Purchaser Business, including any damage, destruction or other casualty loss affecting the Purchaser or the Purchaser Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Purchaser.

9.04

Additional Matters of the Interim Period.  The Parties shall conduct themselves with good faith and diligence to achieve the objects and intent of this Agreement and to achieve Closing on the terms contemplated and therefore shall conduct themselves cooperatively and with open disclosure, access and veracity and to such intent shall, inter alia:

(a)

delivery by the Parties to each other, on a confidential basis, of the following documentation and information:

(i)

a copy of all material contracts, agreements, reports and title information of any nature respecting each of the Parties and their assets; and

(ii)

details of any lawsuits, claims or potential claims relating to any of the Parties;

(b)

during normal business hours, to:

(i)

make available for inspection by the solicitors, auditors and representatives of the Parties, at such location as is appropriate, all of the other Partie's books, records, contracts, documents, correspondence and other written materials, and afford such persons every reasonable opportunity to make copies thereof and take extracts therefrom at their sole cost, provided such persons do not unduly interfere in the respective operations of the Companies;

(ii)

authorize and permit such persons at the risk and the sole cost of the relevant Party, and only if such persons do not unduly interfere in the respective operations, to attend at all of their respective places of business and operations to observe the conduct of their respective businesses and operations, inspect their respective properties and assets and make physical counts of their respective inventories, shipments and deliveries; and

(iii)

require the Parties' respective management personnel to respond fully and with veracity to all reasonable inquiries concerning the Parties' respective business assets or the conduct of their respective businesses relating to their respective liabilities and obligations;

9.04

Waiver of Conditions Precedent.   The conditions precedent set forth in sections 9.02 and 9.03 hereinabove are for the exclusive benefit of the stated Party and may be waived by the stated Party in writing and in whole or in part at any time prior to the Closing Date.

Article 10

CLOSING AND POST CLOSING MATTERS

10.01

Closing and Closing Date.   The Closing shall take place at the date and place set forth in section 2.03

10.02

Documents to be delivered by the Corporation and Shareholder.  Prior to or at Closing, or Second Closing as noted, the Corporation and Shareholder shall deliver to the Purchaser, unless waived by the Purchaser or agreed to be delivered at a subsequent time,  the following:

(a)

on or before Second Closing certificates representing the Purchased Corporation Shares duly endorsed for transfer, director's resolutions authorising the transfer to the Purchaser and directing alteration of the Corporation share registry and all other documentation as may be necessary and as may be required by the solicitors for the Purchaser, acting reasonably, to ensure that all of the Purchased Corporation Shares have been transferred, assigned and are registerable in the name of and for the benefit of the Purchaser;

(b)

on or before Second Closing a copy of all corporate records and books of account of the Corporation including, without limiting the generality of the foregoing, a copy of all minute books, share register books, share certificate books and annual reports;

(c)

all necessary consents and approvals in writing to the completion of the transactions contemplated herein;

(d)

on or before Second Closing execution of the required agreements not waived of section 9.01 for delivery to the Purchaser for execution;

(e)

on or before Second Closing a certificate of an officer of the Corporation, dated as of the Second Closing Date, acceptable in form to the solicitors for the Purchaser, acting reasonably, certifying that the warranties, representations, covenants and agreements of the Corporation contained in this Agreement are true and correct as of the Closing Date;

(f)

if required by the Purchaser, an opinion of counsel to the Corporation, dated as at the Closing Date or Second Closing date, and addressed to the Purchaser and its counsel, in form and substance satisfactory to the Purchaser's counsel, acting reasonably, respecting the due transfer of the Purchased Corporation Shares and that the same are validly issued and fully paid and non-assessable;

(g)

execution of the Subsequent Acquisition Agreement by the Corporation and the Shareholder; and

(h)

all such other documents and instruments as the Purchaser's solicitors may reasonably require.

10.03

Documents to be delivered by the Purchaser.  Prior to or at Closing, or Second Closing as noted, the Purchaser shall deliver to the Corporation and Shareholder at Closing , unless waived by the Corporation or agreed to be delivered at a subsequent time, the following:

(a)

on or before Second Clsoing certificates in the name of the Shareholder or such designees as he may direct representing the Purchase Price, director's resolutions authorising the issuance and all other documentation as may be necessary and as may be required by the solicitors for the Corporation and Shareholder, acting reasonably, to provide comfort that the same have been lawfully and validly issued and are fully paid and non-assessable;

(b)

all necessary consents, including Purchaser board resolutions, and approvals in writing to the completion of the transactions contemplated herein;

(c)

on or before Second Closing execution and delivery of the required agreements of section 9.01 and comfort, as reasonably required by the Corporation and Shareholder, that the finance facility of section 9.01 is available at or within the stated time following of the Second Closing;

(d)

execution of the Subsequent Acquisition Agreement by the Purchaser;

(e)

on or before Second Closing a certificate of an officer of the Purchaser, dated as of the Closing Date, acceptable in form to the solicitors for the Corporation and Shareholder, acting reasonably, certifying that the warranties, representations, covenants and agreements of the Purchaser contained in this Agreement are true and correct as of the Closing Date;

(f)

if required by the Corporation and Shareholder, an opinion of counsel to the Purchaser, dated as at the Closing Date, and addressed to the Corporation and Shareholder and its counsel, in form and substance satisfactory to the Corporation and Shareholder's counsel, acting reasonably, respecting the due issuance of the Purchase Price and that the same are validly issued and fully paid and non-assessable; and

(g)

all such other documents and instruments as the Purchaser's solicitors may reasonably require.

10.04

Post-Closing.  As soon as reasonably possible after the Second Closing, the Purchaser shall effect best efforts to cause the Shareholder to be removed from all guarantees to the Corporation.  The Shareholder, as a then senior officer, may, at his election, conduct such endevours on behalf of the Purchaser.

Article 11

NON-DISCLOSURE AND PROPRIETARY INFORMATION

11.01

Non-disclosure.   The Parties, for themselves, their officers, directors, shareholders, consultants, employees and agents agree that they each will not disseminate or disclose, or knowingly allow, permit or cause others to disseminate or disclose to third parties who are not subject to express or implied covenants of confidentiality, without the other Party's express written consent, either: i the fact or existence of this Agreement or discussions and/or negotiations between them involving, inter alia, possible business transactions; ii the possible substance or content of those discussions; iii the possible terms and conditions of any proposed transaction; iv any statements or representations whether verbal or written made by either Party in the course of or in connection with those discussions; or v any written material generated by or on behalf of any Party and such contacts, other than such disclosure as may be required under applicable securities legislation or regulations, pursuant to any order of a court or on a "need to know" basis to each of the Parties respective professional advisors.  Notwithstanding the provisions of this section, the Parties agree to make such public announcements of this Agreement promptly upon its execution in accordance with the requirements of applicable securities legislation and regulations.

11.02

Confidential Information.   Each Party acknowledges that any and all information which a Party may obtain from, or have disclosed to it, about the other Party constitutes valuable trade secrets and proprietary confidential information of the other Party collectively, the "Confidential Information".  No such Confidential Information shall be published by any Party without the prior written consent of the other Party hereto, however, such consent in respect of the reporting of factual data shall not be unreasonably withheld, and shall not be withheld in respect of information required to be publicly disclosed pursuant to applicable securities or corporation laws.   Furthermore, each Party hereto undertakes not to disclose the Confidential Information to any third party without the prior written approval of the other Party hereto and to ensure that any third party to which the Confidential Information is disclosed shall execute an agreement and undertaking on the same terms as contained herein.

11.03

Impact of Breach of Confidentiality.   The Parties hereto acknowledge that the Confidential Information is important to the respective businesses of each of the Parties hereto and that, in the event of disclosure of the Confidential Information, except as authorized hereunder, the damage to each of the Parties hereto, or to either of them, may be irreparable.  For the purposes of the foregoing sections the Parties hereto recognize and hereby agrees that a breach by any of the Parties of any of the covenants therein contained would result in irreparable harm and significant damage to each of the other Parties hereto that would not be adequately compensated for by monetary award.  Accordingly, the Parties hereto agree that in the event of any such breach, in addition to being entitled as a matter of right to apply to a court of competent equitable jurisdiction for relief by way of restraining order, injunction, decree or otherwise as may be appropriate to ensure compliance with the provisions hereof, any such Party will also be liable to the other Party, as liquidated damages, for an amount equal to the amount received and earned by such Party as a result of and with respect to any such breach.  The Parties hereto also acknowledge and agree that if any of the aforesaid restrictions, activities, obligations or periods are considered by a court of competent jurisdiction as being unreasonable, the Parties agree that said court shall have authority to limit such restrictions, activities or periods as the court deems proper in the circumstances.   In addition, the Parties hereto further acknowledge and agree that all restrictions or obligations in this Agreement are necessary and fundamental to the protection of the respective businesses of each of the Parties hereto and are reasonable and valid, and all defenses to the strict enforcement thereof by either of the Parties hereto are hereby waived by the other Parties.

Article 12

ASSIGNMENT

12.01

Assignment.   No Party may sell, assign, pledge or mortgage or otherwise encumber all or any part of its interest herein without the prior written consent of the other Party; provided that any Party may at any time at its sole discretion and without the prior approval of the other Party assign and transfer a received or receivable interest herein to any wholly owned subsidiary without relieving the Party of its obligations of this Agreement, subject at all times to the requirement that any such subsidiary remain wholly owned by the Party hereto failing which any such interest must be immediately transferred back to such Party hereto; and provided further that any transfer of all or any part of a Party's interest herein to its wholly owned subsidiary shall be accompanied by the written agreement of any such subsidiary to assume the obligations of such Party hereunder and to be bound by the terms and conditions hereof.

Article 13

FORCE MAJEURE

13.01

Events.   If any Party hereto is at any time prevented or delayed in complying with any provisions of this Agreement by reason of strikes, walk-outs, labour shortages, power shortages, fires, wars, acts of God, earthquakes, storms, floods, explosions, accidents, protests or demonstrations by environmental lobbyists or native rights groups, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market, unavailability of equipment, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of that Party, then the time limited for the performance by that Party of its respective obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.  Should such delay extend beyond 60 days then a non-defaulting Party force majeure will not make a Party a defaulting Party may elect to abandon this Agreement with 15 days notice without damage or accountability for such abandonment.

13.02

Notice.   A Party shall, within seven calendar days, give notice to the other Party of each event of force majeure under section 13.01 hereinabove, and upon cessation of such event shall furnish the other Party with notice of that event together with particulars of the number of days by which the obligations of that Party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

Article 14

DEFAULT AND TERMINATION

14.01

Default.   The Parties hereto agree that if any Party hereto is in default with respect to any of the provisions of this Agreement herein called the "Defaulting Party", the non-defaulting Party herein called the "Non-Defaulting Party" shall give notice to the Defaulting Party designating such default, and within 20 calendar days after its receipt of such notice, the Defaulting Party shall either:

(a)

cure such default, or commence proceedings to cure such default and prosecute the same to completion without undue delay; or

(b)

give the Non-Defaulting Party notice that it denies that such default has occurred.

14.02

Dispute.   If default is disputed, a Party shall not be deemed in default until the matter shall have been determined finally by appropriate tribunal.

14.03

Curing the Default.   If:

(a)

the default is not so cured or the Defaulting Party does not commence or diligently proceed to cure the default; or

(b)

court resolution is not sought; or

(c)

the Defaulting Party is found in proceedings to be in default, and fails to cure it within five calendar days after the rendering of the award,

the Non-Defaulting Party may, by written notice given to the Defaulting Party at any time while the default continues, terminate the interest of the Defaulting Party in and to this Agreement and seek damages.

14.04

Termination.   In addition to the foregoing it is hereby acknowledged and agreed by the Parties hereto that this Agreement may be terminated by a Party, not in default whether declared or undeclared, in the event that:

(a)

by agreement of the Corporation, Shareholder and the Purchaser, in writing;

(b)

at a Party'e election if Closing has not occurred as provided or default has not been cured in the time provided; or

(c)

by any other provision of this Agreement specifically permitting termination;

and in such event of such election by a non-defaulting Party, this Agreement may be terminated and be of no further force and effect other than the confidentiality obligations hereinabove and without prejudice to any claims or remedies for default arising from this Agreement and the operation of law.

ARTICLE 15

MISCELLANEOUS

15.01

Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given i if personally delivered, when so delivered, ii if mailed, five Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, iii if given by facsimile or telecopier or e-mail, once such notice or other communication is transmitted to the number specified below and the appropriate electronic confirmation is received:

If to the Corporation:

Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

If to the Purchaser:    Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

If to the Shareholder:

Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner set forth above.

15.02

Amendments; No Waivers.

(a)

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)

No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.  No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

15.03

Survival of Representation, Warranties and Covenants.  All representations, warranties, covenants, agreements and obligations of each Party shall survive the Closing and shall expire one year following the Closing Date.

15.04

Legal Representation.   The Corporation and the Shareholder hereby acknowledge that i Purchaser is represented by Devlin Jensen as its Canadian legal counsel in connection with this Agreement, ii Devlin Jensen has not represented the Corporation or the Shareholder with respect to any matter and iii the Corporation and the Shareholder have been encouraged to obtain their own legal and tax counsel with respect to this Agreement and the transactions contemplated by this Agreement.

15.05

Expenses.  Each Party shall bear their own costs and expenses incurred in connection with this Agreement.

15.06

Successors and Assigns.  This Agreement shall be binding upon and enure to the benefit, of the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.  No Party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other Party, which approval shall not be unreasonably withheld.

15.07

Governing Law.  This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the laws of Canada applicable therein excluding any conflict of laws rule or principle that might refer such interpretation to the laws of another jurisdiction.  Each Party irrevocably and exclusively submits to the jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

15.08

Counterparts and Effectiveness.  This Agreement and the documents relating to the transactions contemplated by this Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be deemed to be an original, with the same effect as if the signatures thereto were upon the same instrument and delivered in person.  This Agreement and such documents shall become effective when each Party thereto shall have received a counterpart thereof signed by the other Parties thereto.  In the case of delivery by telecopy by any Party, that Party shall forthwith deliver a manually executed original to each of the other Parties.

15.09

Entire Agreement.  This Agreement including the Schedules referred to herein, which are hereby incorporated by reference constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

15.10

Severability.  If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

15.11

Cumulative Remedies.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies. Powers and privileges provided by law.

[the remainder of this space purposely left blank]

15.12

Third Party Beneficiaries.  No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of the Corporation or any Affiliate or Associate thereof including any beneficiary or dependent thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

	CRYSTAL GRAPHITE CORPORATION		)
)
Per:	/s/ Gordon Sales		)
	Authorized Signatory		) )

	CANADA PUMICE CORPORATION		)
)
Per:	/s/ Brian Wear		)
	Authorized Signatory		) )

	SIGNED, SEALED AND DELIVERED	)
	by BRIAN WEAR in the	)
	presence of:	)
	/s/ Ronald Downe	)
	Signature of Witness	)
	Ronald Downe, Barrister Solicitor	)		/s/ Brian Wear
	Name of Witness	)		BRIAN WEAR
	33695 South Fraser Way, Abbotsford	)
	Address of Witness	)
B.C., Canada, V2S 2C1)

SCHEDULE "A"

CORPORATION FINANCIAL STATEMENTS

SCHEDULE B

CORPORATION ASSETS, INTELLECTUAL PROPERTY AND ENCUMBRANCES

SCHEDULE C

CORPORATION BUSINESS PLAN

SCHEDULE "D"

PURCHASER OPTIONS, WARRANTS AND OTHER RIGHTS

SCHEDULE E

PURCHASER FINANCIALS

SCHEDULE F

PURCHASER ASSETS, INTELLECTUAL PROPERTY AND ENCUMBRANCES

SCHEDULE G

LOAN TERMS TO SHAREHOLDER

SCHEDULE H

LEASE TERMS WITH 530526 BC LTD.

Lease terms as follows:

1.

Term - 10 years with three ten-year renewal options

2.

Rate - 6875 per month triple net

3.

Reclamation bond of 25,000 to be posted by Purchaser

4.

All leasehold improvements responsibility of Purchaser

5.

Purchaser has 60 day right of first refusal on any published sale

6.

Property - District Lot 48, Cariboo District, Plan 26589 plus all improvements

SCHEDULE I

MINING RIGHT TERMS FROM SHAREHOLDER

Mining Right terms for District Lot 222;

Minerals - exclusive right to all minerals extant on standard industry terms but as to pozzolanic shale extraction the following terms:

1.

Royalty payable on the stated products as follows:

(a)

for bulk material - 10 royalty per metric ton

(b)

for fine micron or value added sizes - royalty of 25 of FOB price

(c)

for all other forms of pozzolanic shale products - 25 NSR

2.

All development and processing and all other costs for the sole account of the Purchaser

3.

Purchaser to post a 24,500 reclamation bond

4.

Purchaser to pay all property costs, triple net

5.

Purchaser to have 60 day right of first refusal on property sale.

SCHEDULE J

MANAGEMENT AGREEMENT

End of Exhibit 10.2

EXHIBIT 10.3

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Share Purchase Agreement – Phase II – dated March 3, 2004 among the Company, CPC and Brian Wear

SHARE PURCHASE AGREEMENT

PHASE II

THIS SHARE PURCHASE AGREEMENT is dated for reference the 3rd day of May, 2004.

AMONG:

CRYSTAL GRAPHITE CORPORATION., a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

(the "Purchaser")

(OF THE FIRST PART)

AND:

CANADA PUMICE CORPORATION a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

(the "Corporation")

(OF THE SECOND PART)

AND:

BRIAN C. WEAR, businessman and sole stockholder of the Corporation and having his address at that of the Corporation above

("Shareholder")

(OF THE THIRD PART)

WHEREAS:

A.

The Corporation, directly or by subsidiaries, is an owner of land and claims and processing facilities in the region of Quesnel, BC on or adjacent to which the Corporation conducts active quarrying, processing and sales business of pumice and other minerals under the name of the Corporation and its wholly owned subsidiaries, Volcanic & Industrial Minerals Inc ("Volcanic") and Cariboo Lava Corporation ("Cariboo");

B.

The Shareholder owns 1908 shares of the 2000 shares issued of the issued, issuable and outstanding shares of the Corporation (the "Corporation Shares") and the Purchaser owns 92 shares of the Corporation, having acquired such shares from the Shareholder previous to this Agreement by a Phase I Share Acquisition Agreement ;

C.

The Shareholder desires to sell and the Purchaser desires to purchase that amount of Corporation Shares as set forth in this Agreement;

D.

The respective boards of directors of the Purchaser and Corporation each deem it advisable and in the best interests of their respective companies and shareholders to combine their respective businesses by the Purchaser acquiring all of the Corporation Shares pursuant to the terms of this Agreement: and

E.

The respective boards of directors of the Purchaser and Corporation and the Shareholder have approved and adopted this Agreement as a transfer or sale and receipt of shares pursuant to section 85(1) of the Income Tax Act (Canada) (the "Tax Act").

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the within premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.01

Definitions.  The following terms, as used herein, have the following meanings:

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

"Agreement" means this Share Purchase Agreement and all schedules which is entered into by and among the Purchaser, the Corporation and the Shareholder.

"Applicable Law" means, with respect to any Person, any United States (whether federal, territorial, state, municipal or local), Canadian (whether federal, territorial, provincial, municipal or local) or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgement, decree or other requirement, all as in effect as of the Closing, of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer's, director's, employee's, consultant's or agent's activities on behalf of such Person or any of its Affiliates).

"Associate" means with respect to any Person (a) any other Person of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities issued by such other Person, (b) any trust or other estate in which such Person has a ten percent (10%) or more beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of such Person or any Affiliate thereof.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close.

"Corporation's Balance Sheet" and "Corporation's Financials" means the referenced financial statements of the Corporation as set forth in section 4.7.

"Corporation Business" means the business as heretofore or currently conducted by the Corporation as generally described in the preamble hereto and as described in the Corporation's Balance Sheet and due diligence materials presented to the Purchaser.

"Corporation Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Corporation or any Person on behalf of the Corporation is a party on the Closing Date.

"Corporation Permitted Liens" means, with respect to the Corporation, (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which is being contested in good faith by appropriate proceedings; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, material men and other similar Persons and other liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (iii) Liens relating to deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements (iv) Liens and Corporation Encumbrances specifically identified in the Corporation's Balance Sheet included in the Corporation Financials; (v) Liens securing executory obligations under any lease that constitute an "operating lease" under Canadian GAAP; provided, however, that, with respect to each of clauses (i) through (v), to the extent that any such encumbrance or Lien arose prior to the date of the Corporation's Balance Sheet included in the Corporation's Financials and relates to, or secures the payment of, a Liability that is required to be accrued under Canadian GAAP, such encumbrance or Lien shall not be a Corporation Permitted Lien unless adequate accruals for such Liability have been established therefor on such Corporation's Balance Sheet in conformity with Canadian GAAP.

"Corporation Shares" means all of the issued, issuable and outstanding shares of the Corporation.

"Governmental Authority" means any United States (whether federal, territorial, state, municipal or local), Canadian (whether federal, territorial, provincial, municipal or local) or foreign government, governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

"Interim Period" means the period from and including the date of this Agreement to and including the Closing Date.

"Liability" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

"Lien" means, with respect to any asset, any mortgage, assignment, trust or deemed trust (whether contractual, statutory or otherwise arising), title defect or objection, lien, pledge, charge, security interest, hypothecation, restriction, encumbrance or charge of any kind in respect of such assets.

"Material Adverse Effect" means a change in, or effect on, the operations, affairs, prospects, financial condition, -results of operations, assets, Liabilities, reserves or any other aspect of a party to this Agreement or to its business that results in a material adverse effect on, or a material adverse change in, any such aspect of the party or to its business.

"Purchaser's Balance Sheet" and "Purchaser's Financials" means the referenced financial statements of the Purchaser as set forth in section 5.07.

"Person" includes an individual, body corporate, partnership, company, unincorporated syndicate or organization, trust, trustee, executor, administrator and other legal representative.

"Purchaser Business" means the business as heretofore or currently conducted by the Purchaser.

"Purchaser Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Purchaser, directly or indirectly, is a party on the Closing Date.

"SEC" means the United States Securities and Exchange Commission.

"Subsidiary" means, with respect to any Person, (i) any corporation as to which 50% or more of the outstanding shares having ordinary voting rights or power (and excluding shares having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person's Subsidiaries, and (ii) any partnership, joint venture or other similar relationship between such Person (or any Subsidiary thereof) and any other Person (whether pursuant to a written agreement or otherwise) which results in control by such Person.

"Tax" means all taxes imposed of any nature including any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or foreign income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax or employer health tax), capital tax, real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, GST, severance tax, prohibited tax, premiums tax, occupation tax, customs and import duties, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax or in respect of or pursuant to any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or other Applicable Law.

"Tax Return" means all returns, reports, forms or other information required to be filed with respect to any Tax.

"33 Act" means the United States Securities Act of 1933 and all amendments thereto.

"34 Act" means the United States Securities Act of 1934 and all amendments thereto.

1.02

Currency Used.  All references herein to dollars or the use of the symbol "$" shall be deemed to refer to Canadian dollars unless such reference is prefaced by "US" in which case the reference will be to United States dollars.

1.03

Canadian Generally Accepted Accounting Principles.  Where the Canadian Institute of Chartered Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards ("Canadian GAAP") applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly.  All accounting and financial terms used herein with respect to the Corporation or Purchaser, unless specifically provided to the contrary, shall be interpreted and applied in accordance with Canadian GAAP.

1.04

American Generally Accepted Accounting Principles.  Where the American Institute of Certified Public Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards ("American GAAP") applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly.  All accounting and financial terms used herein with respect to the Purchaser for US reporting purposes, unless specifically provided to the contrary, shall be interpreted and applied in accordance with American GAAP.

ARTICLE 2

PURCHASE AND SALE

2.01

Purchase of Corporation Shares.  On the terms and subject to the conditions set forth herein, the Shareholder hereby agrees to sell, transfer, convey, assign and deliver to the Purchaser, free and clear of all Corporation Share Encumbrances (as defined in paragraph 3.01.1), and the Purchaser hereby agrees to purchase, acquire and accept from the Shareholder, one thousand and ninety- eight (190 8 ) Corporation Shares ("Purchased Corporation Shares"), being all of the remaining issued Corporation Shares, having an agreed value of ten million eight hundred and thirty- two thousand seven hundred and eighty-six dollars ($ 10,832, 786).  At Closing, the Shareholder will deliver to the Purchaser certificates evidencing all of the Purchased Corporation Shares duly endorsed for transfer and such other instruments as have been reasonably requested by the Purchaser to transfer full legal and beneficial ownership of the Purchased Corporation Shares to the Purchaser, free and clear of all Corporation Share Encumbrances and the Corporation agrees to enter the Purchaser on the books of the Corporation as the holder of the Purchased Corporation Shares and to issue one or more replacement share certificates representing the Purchased Corporation Shares to the Purchaser or the Purchaser's nominee.  The Purchaser shall pay the Purchase Price for the Purchased Corporation Shares in accordance with the terms of Section 2.02 of this Agreement.

2.02

Purchase Price for Purchased Corporation Shares.  The aggregate purchase price to be paid by the Purchaser to the Shareholder (or his designees) for the Purchased Corporation Shares at Closing will be the sum of CDN$10,832,786 which shall be fully satisfied and paid by the delivery of fourteen million six hundred and thirty-eight thousand and nine hundred ( 14,638, 9 00 ) common shares (the "Purchase Price") of the Purchaser at the deemed price of CDN$0.74 (based upon a conversion formula of, at or about March 3 to April 15, 2004, an average market price of $0.55US employing an exchange rate of 1.3445) per Purchaser common share.  The 14,638, 9 00 Purchase Price common shares, represented by one or several certificates as requested by the Shareholder (and if no request is made five days or more prior to Closing then by one certificate), of the Purchaser constituting the Purchase Price to be delivered to the Shareholder at Closing shall be issued from treasury of the Purchaser as validly and lawfully issued and fully paid and non-assessable without lien or encumbrance of any nature whatsoever, excepting only restrictions as may be imposed by generally Applicable Law and the Shareholder acknowledges that the Purchase Price shares shall be subject to restrictions as to disposition consequent upon Applicable Law and the certificates shall therefor have imprinted upon them restrictive language generally as follows:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or the laws of any state and have been issued pursuant to an exemption from registration pertaining to such securities and pursuant to a representation by the security holder named hereon that said securities have been acquired for purposes of investment and not for purposes of distribution.  These securities may not be offered, sold, transferred, pledged or hypothecated in the absence of registration, or the availability of an exemption from such registration. Furthermore, no offer, sale, transfer, pledge or hypothecation is to take place without the prior written approval of counsel to the issuer being affixed to this certificate.  The stock transfer agent has been ordered to effectuate transfers of this certificate only in accordance with the above instructions."

"Unless permitted under securities legislation in British Columbia or Alberta, the holder of the securities shall not trade the securities before the earlier of (i) the date that is 12 months and a day after the date the issuer first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the issuer is a SEDAR filer; and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the issuer became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade."

Furthermore, as the Corporation is a company whose securities are or may be subject to US law, the Shareholder hereby agrees, represents and warrants to the Corporation as follows:

(i)

Shareholder (i) is not a U.S. Person (as defined in Rule 902 of Regulation S ("Regulation S") under the United States Securities Act of 1933 (the "1933 Act")), which definition includes, but is not limited to, any natural person resident in the United States, any corporation or partnership incorporated or organized under the laws of the United States, or any estate or trust of which any executor, administrator or trustee is a U.S. Person); (ii) is not purchasing any of the Securities for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account of any person in any jurisdiction other than the jurisdiction set out in the name and address of Shareholder below; and (iii) was not offered any Securities in the United States and was outside the United States at the time of execution and delivery of this Agreement.

(ii)

Shareholder acknowledges that the Securities have not been registered under the 1933 Act and the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities.  The Shareholder agrees to resell the Securities only in accordance with the provisions of Regulation S and any other applicable securities laws, pursuant to a registration under the 1933 Act, or pursuant to an available exemption from such registration, and that hedging transactions involving the Securities may not be conducted unless in compliance with the 1933 Act.  The Shareholder understands that any certificate representing the Securities will bear a legend setting forth the foregoing restrictions.  The Shareholder understands that the Securities are restricted securities within the meaning of Rule 144 promulgated under the 1933 Act; that the exemption from registration under Rule 144 will not be available in any event for at least one year from the date of purchase and payment of the Securities by the Shareholder, and other terms and conditions of Rule 144 are complied with; and that any sale of the Securities may be made by the Investor only in limited amounts in accordance with such terms and conditions.

(iii)

No U.S. Person, either directly or indirectly, has any beneficial interest in any of the Securities acquired by Shareholder hereunder, nor does Shareholder have any agreement or understanding (written or oral) with any U.S. Person respecting:

(a)

the transfer or any assignment of any rights or interest in any of the Securities;

(b)

the division of profits, losses, fees, commissions or any financial stake in connection with this subscription; or

(c)

the voting of the Securities.

2.03

Closing.  The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Devlin Jensen, 2550-555 West Hastings Street, Vancouver, BC on or before April 30, 2004 or such other date as the parties hereto may mutually agree (the "Closing Date").  In the event that Closing shall not occur on or before July 30, 2004 then either Party, so long as the electing Party is not in default, may elect to terminate and abandon this Agreement (without prejudice to claim for damages if default of the other Party) if it gives notice of a time and place and its preparedness to Close within 15 days of such notice to the other Party and the other Party fails to attend for Closing or, if attending, is not willing or able to Close in accordance with this Agreement.

2.04

Roll-Over Election.  For the purposes of the Tax Act the Purchaser and the Shareholder hereby covenant and agree to elect jointly under Subsection 85(1) of the  Income Tax Act

("Tax Act"), by completing and filing with the Canada Revenue Agency the prescribed form within the prescribed time for the purposes of the Tax Act with respect to the sale by the Shareholder to the Purchaser of the Purchased Corporation Shares and further agree to transfer the Purchased Corporation Shares at an agreed amount (the "Elected Amount") of $10,83 2 ,786. However, if at any time after the Closing Date the Shareholder determines that either:

(a)

it is necessary or desirable to change the Elected Amount; or

(b)

the Tax Act deems the Elected Amount to be an amount which is different than the amount agreed upon between the Shareholder and the Purchaser;

then the Shareholder and the Purchaser shall do all things reasonably necessary to reflect such change.

The Parties hereto acknowledge and agree that the transaction contemplated by this Agreement is to be carried out in accordance with the provisions of Section 85(1) of the Income Tax Act (Canada), S.C. 1979-71, -72. Ch. 63 as amended (herein called the "Act") The Parties agree and hereby confirm that they will jointly elect pursuant to Section 85(1) of the Act in the prescribed form and within the time referred to in Section 85(6) of the Act so that, for income tax purposes, the agreed election amount as set out in the first paragraph hereof in respect of the Purchase Price shares becomes and is deemed to be the Shareholder's proceeds of disposition of shares and the Purchaser's cost of the Purchase Price shares so that the transaction does not give rise to any income tax liability whatsoever and any income tax liability deferred as a result of the election under Section 85(1) of the Act shall be for the account of the Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions provided for herein, the Shareholder, as to the Corporation, himself and as to the Corporation Shares owned by him, represents and warrants to the Purchaser as follows and confirms that the Purchaser is relying upon the accuracy of each of such representations and warranties in connection with the purchase of the Corporation Shares and the completion of the transactions set out herein:

3.01

Representations Regarding the Corporation Shares.

3.01.1

The Shareholder has sole and exclusive and good and marketable title in and to the Corporation Shares, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, rights of first refusal, options, Liens and adverse claims and rights whatsoever (collectively, the "Corporation Share Encumbrances"), and on the Closing Date, the Shareholder will deliver to the Purchaser, good and marketable title to the Purchased Corporation Shares free and clear of any and all Corporation Share Encumbrances;

3.01.2

The Shareholder has full right, power and authority to enter into this Agreement and has the full right, power and authority to transfer, convey and sell to the Purchaser at the Closing the Purchased Corporation Shares and upon delivery by the Shareholder the Purchaser will acquire from the Shareholder sole and exclusive and good and marketable title to the Purchased Corporation Shares free and clear of all Corporation Share Encumbrances; and

3.01.3

The Shareholder is not a party to, subject to or bound by, nor is any pending or likely to his reasonable knowledge, any agreement, judgement, order, writ, prohibition, injunction or decree of any court or other Governmental Authority that would prevent the delivery to the Purchaser of the Purchased Corporation Shares or the consummation of the transactions under this Agreement in accordance with the terms of this Agreement.

3.02

Authorization.  The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein are within the powers of the Shareholder and have been duly authorized by all necessary action.  This Agreement has been duly and validly executed by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Shareholder's knowledge at Closing.

3.03

Non-Contravention. The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein do not (i) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Shareholder or the Corporation Shares or (ii) result in the creation or imposition of any Lien.

3.04

Residency.  The Shareholder is a resident of Canada as defined in the Income Tax Act (Canada).

3.05

Good Faith.  The Shareholder will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements as may be reasonably required by the Purchaser to effect and complete the objects and intent of this Agreement.

3.06

Corporation Performance.  The Shareholder will diligently, proactively and in good faith effect all such acts as a shareholder and director of the Corporation as are available to it at law to cause the Corporation to fully, completely and diligently to effect this Agreement and to effect Closing.

3.07

Corporation Warranties.  The Shareholder warrants that to the best of his reasonably informed knowledge all of the warranties of the Corporation of this Agreement are true.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions provided for herein, the Corporation, represents and warrants to the Purchaser as follows:

4.01

Existence and Power.  The Corporation is a corporation duly incorporated, organized and validly existing under the laws of the Province of British Columbia and has all corporate power and all governmental licences, authorizations, permits, consents and approvals required to carry on the Corporation Business as now conducted and to own and operate the Corporation Business as now owned and operated.  The Corporation is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified, whether individually or in the aggregate, would have a Material Adverse Effect.  No Corporation proceedings have been taken or authorized by the Corporation or any Shareholder or, to the knowledge of the Corporation, by any other Person, with respect to (nor is such contemplated) the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Corporation or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Corporation.

4.02

Authorization.  The execution, delivery and performance by the Corporation of this Agreement and the consummation thereby of the transactions provided for herein are within the Corporation's powers and have been duly authorized by all necessary action on its part.  This Agreement has been duly and validly executed by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Corporation's knowledge at Closing. The execution and Closing of this Agreement will not create a Material Adverse Effect on the Corporation or any Corporation Contract or Corporation Asset nor will it negatively impact any Governmental Authority permit, license or other authority or permission.

4.03

Capital Stock.

4.03.1

The authorized capital stock of the Corporation consists solely of 10,000,000 common shares without par value, of which 2,000 common shares are issued and outstanding and 1908 are held by the Shareholder (the "Corporation Shares") and such, together with the 92 Corporation Shares previously purchased by the Purchaser from the Shareholder, constitute 100% of the issued, issuable or possibly issuable equity capital of the Corporation.

4.03.2

All such issued and outstanding Corporation Shares have been duly and validly authorized and issued and are fully paid and non-assessable. There are not outstanding (i) any options, warrants, rights of first refusal or other rights to purchase any shares of or from the Corporation or the Corporation Shares, nor (ii) any securities or contracts convertible into or exchangeable for shares nor (iii) any other commitments of any kind for the issuance of shares of the Corporation or options, warrants or other securities of the Corporation.

4.03.3

Prior to or at the date of this Agreement and up to and including the Closing Date the Corporation has not and has not committed itself to:

(i)

redeem or acquire any shares;

(ii)

declare or pay any dividend;

(iii)

make any reduction in or otherwise make any payment on account of capital; or

(iv)

effect any subdivision, consolidation or reclassification of any capital;

4.04

Subsidiaries.  The Corporation has no Subsidiaries other than Volcanic & Industrial Minerals Inc and Cariboo Lava Corporation which are wholly owned by the Corporation without interest by any party therein.  The Corporation has no investment or ownership of shares or other interests in other companies, partnerships or businesses except as are disclosed in the Corporation's Balance Sheet;

4.05

Governmental Authorization.  The execution, delivery and performance by the Corporation of this Agreement requires no action by, consent or approval of, or filing with, any Governmental Authority other than as expressly referred to in this Agreement.

4.06

Non-Contravention.  The execution, delivery and performance of this Agreement by the Corporation, and the consummation by it of the transactions provided for herein, do not and will not (a) contravene or conflict with the articles or bylaws of the Corporation; (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Corporation, the Corporation Business or the Corporation Shares and would not, individually or in the aggregate have a Material Adverse Effect; (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Corporation is entitled, under any of the Corporation Contracts or any permit or similar authorization relating to the Corporation, the Corporation Business or the Corporation Shares by which the Corporation, the Corporation Business or the Corporation Shares may be bound or affected; or (d) result in the creation or imposition of any Lien.

4.07

Financial Statements:

4.07.1

Attached hereto as Schedule "A" are true and complete copies of the Corporation's Balance Sheet (composed of unaudited statements as of December 31, 2002 and management produced statements at December 31, 2003) and the related statements of income and retained earnings and changes of financial position for the years covered (collectively, the "Corporation's Financials").

4.07.2

The Corporation's Financials: (i) have been prepared on a consistent basis and are based on the books and records of the Corporation in accordance with Canadian GAAP and present fairly the financial position, results of operations and statements of changes in the Corporation's financial position as of the dates indicated or the periods indicated; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; (iii) contain and reflect adequate provisions for all reasonably anticipated Liabilities (including Taxes) with respect to the periods then ended and all prior periods; and (iv) with respect to the Corporation Contracts and commitments for the sale of goods or the provision of services by the Corporation, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

4.07.3

To the best of the knowledge of the Corporation, there are no Liabilities of the Corporation other than: (i) any Liabilities accrued as Liabilities on the Corporation's Balance Sheet; (ii) Liabilities incurred since the date of the Corporation's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; and (iii) other Liabilities disclosed in this Agreement or in any schedules attached hereto.

4.07.4

To the best of the knowledge of the Corporation, there is no basis for any material (in excess of $50,000) restatement of the Corporation's Financials

4.08

Absence of Certain Changes. During and since the dates of the Corporation's Financials, the Corporation Business has been conducted in the ordinary course, and there has not been, except as disclosed in the Corporation's Financials or Schedule "B" or elsewhere in this Agreement:

(a)

any event, occurrence, state of circumstances, or facts or change in the Corporation or in the Corporation Business that has had, or which the Corporation, after reasonable inquiry, expect to have, either individually or in the aggregate, a Material Adverse Effect;

(b)

(i) any change in any Liabilities of the Corporation that has had, or which the Corporation may, after reasonable inquiry, expect to have, a Material Adverse Effect or (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Corporation in connection with the Corporation Business or otherwise;

(c)

any (i) payments by the Corporation in respect of any indebtedness of the Corporation for borrowed money or in satisfaction of any Liabilities of the Corporation related to the Corporation Business, other than in the ordinary course of business or the guarantee by the Corporation of any of the indebtedness of any other Person or (ii) creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any assets reflected on the Corporation's Balance Sheet, other than Corporation Permitted Liens;

(d)

any transaction or commitment made, or any Corporation Contract entered into or any waiver, amendment, termination or cancellation of any of the Corporation Contracts, or any relinquishment of any rights thereunder by the Corporation or of any other right or debt owed to the Corporation, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)

any (i) grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (iii) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (iv) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Corporation or any Affiliate of the Corporation other than in the normal course of business, (v) change in the terms of any bonus, pension, insurance, health or other benefit plan of the Corporation or (vi) representation of the Corporation to any employee or former employee of the Corporation that the Purchaser promised to continue any Corporation benefit plan after the Closing Date,

(f)

any change by the Corporation in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g)

any distribution, dividend, bonus, management fee or other payment by the Corporation, other than normal year-end tax planning, to any officer, director, stockholder or Affiliate of the Corporation or any of their respective Affiliates or Associates; or

(h)

any (i) material single expenditure or commitment, or any group of related expenditures or commitments, or (ii) sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any Corporation's Asset (as defined below) other than in the ordinary course of business.

4.09

Corporation's Assets and Liabilities.

4.09.1

The Corporation owns, leases, rents or has rights to property and assets as set forth in detail in Schedule "B" hereto or in the Corporation's Financials of Schedule "A" and which includes, without limitation, fee simple disclosure, leases, mineral claims, any other rights in land, buildings, plant, and any other realty or infrastructure and any rights in any of the same, any material chattels or other assets having a value in excess of $10,000 and any other assets, tangible or intangible, having a value in excess of $10,000 and including, without limitation, contracts, inventories, receivables, investments, rights, and any other matters of such value of the Corporation's Business (collectively the "Corporation's Assets").

4.09.2

The Corporation holds title to each of the Corporation's Assets free and clear of all Liens, adverse claims, easements, rights of way, servitude's, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements except Corporation Permitted Liens or as detailed in Schedule "B" or the Corporation's Financials (collectively, "Corporation Encumbrances").

4.09.3

All of the Corporation's Assets on the Corporation's Balance Sheet or Schedule "B" are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Corporation Business in substantially the same manner as the Corporation Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

4.09.4

Save and except for those matters which are disclosed in Schedule "B" or the Corporation's Financials there are no material liabilities, contingent or otherwise, existing on the date hereof in respect of which the Corporation may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement;

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the respective businesses, operations, affairs or financial conditions of the Corporation; and

(iii)

present liabilities do not exceed $900,000CDN in aggregate of which approximately $400,000 is a Shareholder loan to the Corporation;

4.09.5

There are no Corporation Assets material to the operation of the Corporation Business which, to the reasonably informed knowledge of the Corporation, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost or materially damaged.

4.09.6

Attached to this Agreement as Schedule "C" is a business plan of the Corporation, produced by the Corporation. The Purchaser has also produced an "Overview Report for a proposed merger between Crystal Graphite Corporation and Canada Pumice Corporation" dated February 20, 2004 (produced by Edward Nunn of the Purchaser) which the Corporation has reviewed. Both reports are reasonable descriptions of the Corporation's Business and Corporation Assets and there are no material errors or material omissions therein, to the Corporation's reasonable knowledge, which error or omission would make such reports materially misleading.  It is acknowledged by the Parties however that the Shareholder and the Corporation do not warrant the future performance of the Corporation.

4.10

Affiliates. Other than as disclosed in this Agreement, there are no Corporation Contracts which have been entered into within the past five years or are currently in force and effect between the Corporation and any Shareholder, or any Affiliate or Associate of any Shareholder.  The Corporation is not indebted to any Shareholder except as disclosed in this Agreement.

4.11

Litigation.  There are no material proceedings pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or the Corporation Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement and (ii) there is no existing order, judgement or decree of any Governmental Authority naming the Corporation as an affected party which has not been paid or discharged in full.

4.12

Material Contracts. All Corporation Contracts are in good standing and are legal, valid and binding obligations of the Corporation and each other Person who is a party thereto, enforceable against the Corporation and each such Person in accordance with its terms, and none are subject to any material default thereunder.  All Corporation Contracts are adequately disclosed in Schedule "B".  There are no Corporation Contracts which cannot be cancelled with not more than 30 days notice or payment of not more than $10,000 except as disclosed in Schedule "B". There are no Corporation Contracts material to the operation of the Corporation Business which, to the reasonably informed knowledge of the Corporation, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost.

4.13

Required Consents.  There are no governmental or other registrations, filings, applications, notices, transfers, Consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Corporation Contracts with respect to which the consent of the other party or parties thereto must be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein (the "Required Consents").

4.14

Corporation Intellectual Property.

4.14.1

Schedule "B" sets forth a complete and correct list of each patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Corporation Business as conducted by the Corporation or held by the Corporation (the "Corporation Intellectual Property Rights").  Corporation Intellectual Property Rights also include any trade secrets that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore been conducted.

4.14.2

The Corporation has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Corporation, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Corporation, involving a claim of infringement by any Person (including any Governmental Authority) of any Corporation Intellectual Property Right.  No Corporation Intellectual Property Right is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by the Corporation or restricting the licensing thereof by the Corporation to any Person.  The Corporation has no knowledge that would cause such Person to believe that the use of the Corporation Intellectual Property Rights or the conduct of the Corporation Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, trade name, trademark or trade name registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

4.14.3

To the knowledge of the Corporation, the Corporation either owns the entire right, title and interest in Corporation Intellectual Property Rights or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore, been conducted.  The Corporation Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Corporation Intellectual Property Rights.  All registrations and filings necessary to preserve the rights of the Corporation in and to the Corporation Intellectual Property Rights have been made.

4.15

Tax Matters.

4.15.1

The Corporation is a taxable Canadian corporation, as that term is defined in the Tax Act. The Corporation has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date.  Each such Tax Return was correct and complete.  True copies of all Tax Returns prepared and filed by the Corporation during the past three years and that the Purchaser has requested have been given to the Purchaser on or before the date of this Agreement.

4.15.2

The Corporation has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes.  The Corporation has paid all Tax instalments due and payable by it as at its last fiscal year.

4.15.3

The Corporation has withheld from each payment made to any of its present or former employees, officers and directors, and including to all persons who are non-residents of Canada for the purposes of the Income Tax Act (Canada) all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  The Corporation has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law.  The Corporation has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any service, sale, supply or delivery whatsoever, made by the Corporation.

4.15.4

The Corporation Business is the only business ever conducted by the Corporation.  The non-capital losses (as defined in the Tax Act and any applicable provincial taxing statute) were incurred by the Corporation only in carrying on the Corporation Business.  The Corporation is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

4.15.5

The Corporation has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition or maintenance of its realty and tangible personal property as defined in applicable legislation in the province of British Columbia, including GST, PST, municipal taxes and any other transfer or maintenance or service tax..  The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

4.15.6

The Corporation has never acquired or had the use of any of its assets from a Person (a "Related Person") with whom the Corporation was not dealing at arm's length, within the meaning of the Tax Act.  The Corporation has never disposed of any asset to a Related Person for proceeds less than the fair market value of that asset.  Except as disclosed in this Agreement, the Corporation is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Corporation by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Corporation.

4.16

Securities Legislation.  The Corporation is a private issuer within the meaning of the Securities Act (British Columbia) and the sale of the Corporation Shares by the Shareholder to the Purchaser is made in compliance with the exempt take-over-bid provisions of such Act.

4.17

Full Disclosure.  The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Purchaser by or on behalf of the Corporation with respect to the Corporation (including the Corporation Business and the results of operations, financial condition and prospects of the Corporation) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Corporation after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to the Corporation the Corporation that has not been disclosed to the Purchaser by the Corporation in writing that has had a Material Adverse Effect on or, so far as the Corporation can now foresee, could be reasonably likely to have a Material Adverse Effect on the Corporation (including the Corporation Business and the results of operations, financial condition or prospects of the Corporation).

4.18

Compliance with Applicable Laws.  The operation of the Corporation Business (i) has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Corporation and (ii) does not in any material respect violate or infringe any Applicable Law, the terms of any permit or any order, writ, injunction or decree of any Governmental Authority.

4.19

Corporation Employment Agreements and Employee Benefits.

4.19.1

There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting the Corporation which could not be terminated on 30 days notice or pay in lieu. The Corporation does not maintain or contribute to, or has maintained or contributed to any, employee pension or welfare benefit plans.The Corporation is not subject to any collective bargaining agreements or any other union contracts nor is any contemplated.

4.19.2

The Corporation and its Affiliates have complied and are currently complying, in respect of all contracts with employees of the Corporation and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

4.20

Good Faith.  The Corporation will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements or sureties as may be reasonably required by the Purchaser to effect and complete the objects and intent of this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Corporation and the Shareholder to enter into this Agreement and to consummate the transactions provided for herein, the Purchaser represents and warrants to the Corporation and the Shareholder that:

5.01

Existence and Power.  The Purchaser is a corporation duly incorporated, organized and validly existing under the laws of the Province of British Columbia, is listed in good standing on the NASD governed OTCBB and on the Canadian Trading and Quotation System, and is a British Columbia and Alberta reporting issuer and a foreign reporting issuer (20F filer) in the US in good standing. The Purchaser has all corporate power and all governmental licences, authorizations, permits, consents and approvals required to carry on the Purchaser Business as now conducted and to own and operate the businesses as now owned and operated.  The Purchaser is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified would have a Material Adverse Effect.  No proceedings have been taken or authorized by the Purchaser or, to the knowledge of the Purchaser, by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Purchaser. .  The Corporation and the Shareholder are aware of a Petition brought on by a shareholder of the Purchaser seeking to interfere with management decisions on a number of matters, including this Agreement.  This disclosure is a continuing disclosure and exception regarding all warranties hereof.

5.02

Authorization.  The execution, delivery and performance by the Purchaser of this Agreement and the consummation thereby of the transactions provided for herein are within the powers of the Purchaser and have been duly authorized by all necessary action on its part.  This Agreement has been duly and validly executed by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Purchaser's knowledge at Closing. The execution and Closing of this Agreement will not create a Material Adverse Effect on the Purchaser or any Purchaser Contract or Purchaser Asset nor will it negatively impact any Governmental Authority permit, license or other authority or permission.

5.03

Capital Stock of the Purchaser.

5.03.1

The authorized capital stock of the Purchaser consists of 250,000,000 common shares, no par value, of which approximately 26,989,395 common shares are issued and outstanding on the date hereof.  All issued and outstanding common shares of the Purchaser have been lawfully and validly authorised and issued and are fully paid and non-assessable.

5.03.2

Attached as Schedule "D" is a list at the date hereof of (i) any options, warrants, rights of first refusal or other rights to purchase any shares of or from the Corporation or the Corporation Shares, and (ii) any securities or contracts convertible into or exchangeable for shares and (iii) any other commitments of any kind for the issuance of shares of the Corporation or options, warrants or other securities of the Corporation.  Such Schedule "D" constitutes a materially complete and accurate list of the same at the date hereof.

5.03.3

Prior to or at the date of this Agreement and up to and including the Closing Date the Corporation has not and has not committed itself to:

(i)

redeem or acquire any shares;

(ii)

declare or pay any dividend;

(iii)

make any reduction in or otherwise make any payment on account of capital; or

(iv)

effect any subdivision, consolidation or reclassification of any capital;

5.04

Subsidiaries.  The Purchaser has no Subsidiaries.

5.05

Governmental Authorization.  The execution, delivery and performance by the Purchaser of this Agreement requires no action by, consent or approval of any Governmental Authority other than as expressly referred to in this Agreement.  The Purchaser is required to make disclosure filings with the Governmental Authorities with which it is a reporting issuer or in which it is incorporated to disclose the transactions hereof and nay material changes resulting therefrom, all in the normal course and in accordance with generally prevailing law and regulation.

5.06

Non-Contravention. The execution, delivery and performance of this Agreement by the Purchaser, and the consummation by it of the transactions provided for herein, do not and will not (a) contravene or conflict with the respective articles or bylaws of the Purchaser; (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Purchaser, the Purchaser Business or the outstanding shares in its capital stock and will not, individually or in the aggregate, have a Material Adverse Effect; (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Purchaser is entitled under any Purchaser Contract or any Permit or similar authorization relating to the Purchaser, the Purchaser Business or the outstanding shares of its capital stock, or (d) result in the creation or imposition of any Lien.

5.07

Financial Statements.

5.07.1

Attached hereto as Schedule "E" are true and complete copies of the Purchaser's audited financial statements as of August 31, 2003 and the related statements of income and retained earnings and changes of financial position, prepared on a consolidated basis, for such year end together with the quarterly unaudited financial statements for the period ending November 30, 2003 (collectively, the "Purchaser's Financials") prepared on a consolidated basis and prepared appropriately in accordance with Canadian GAAP and American GAAP.

5.07.2

The Purchaser's Financials: (i) have been prepared on a consistent basis and are based on the books and records of the Purchaser in accordance with Canadian GAAP and American GAAP and present fairly the financial position, results of operations and statements of changes in the Purchaser's financial position as of the dates indicated or the periods indicated; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; (iii) contain and reflect adequate provisions for all reasonably anticipated liabilities (including Taxes) with respect to the periods then ended and all prior periods; and (iv) with respect to Purchaser Contracts and commitments for the sale of goods or the provision of services by the Purchaser, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

5.07.3

To the best of the knowledge of the Purchaser, there are no Liabilities of the Purchaser other than: (i) any Liabilities accrued as Liabilities on the Purchaser's Balance Sheet; (ii) Liabilities incurred since the date of the Purchaser's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; (iii) other Liabilities disclosed in this Agreement or in any schedules attached hereto.

5.07.4

To the best of the knowledge of the Purchaser, there is no basis for any material (in excess of $50,000) restatement of the Purchaser's Financials

5.08

Absence of Certain Changes. During and since the dates of the Purchaser's Financials, the Purchaser Business has been conducted in the ordinary course, and there has not been, except as disclosed in the Purchaser's Financials or elsewhere in this Agreement:

(a)

any event, occurrence, state of circumstances, or facts or change in the Purchaser or in the Purchaser Business that has had or which the Purchaser expects to have, either individually or in the aggregate, a Material Adverse Effect;

(b)

(i) any change in any Liabilities of the Purchaser that has had, or which the Purchaser expects to have, a Material Adverse Effect or (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Purchaser in connection with the Purchaser Business or otherwise;

(c)

any (i) payments by the Purchaser in respect of any indebtedness of the Purchaser for borrowed money or in satisfaction of any Liabilities of the Purchaser related to the Purchaser Business, other than in the ordinary course of business or the guarantee by the Purchaser of any of the indebtedness of any other Person or (ii) creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any assets reflected on the Purchaser's Balance Sheet, other than Purchaser Permitted Liens;

(d)

any transaction or commitment made, or any Purchaser Contract entered into, by the Purchaser, any waiver, amendment, termination or cancellation of any Purchaser Contract, or any relinquishment of any rights thereunder by the Purchaser or of any other right or debt owed to the Purchaser, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)

any (i) grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (iii) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (iv) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Purchaser or any .Affiliate of the Purchaser, (v) change in the terms of any bonus, pension, insurance, health or other benefit plan of the Purchaser or (vi) representation of the Purchaser to any employee or former employee of the Purchaser that the Purchaser promised to continue any benefit plan after the Closing Date,

(f)

any change by the Purchaser in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g)

any distribution, dividend, bonus, management fee or other payment by the Purchaser to any of their respective officers, directors, stockholders or Affiliates of the Purchaser or any of their respective Affiliates or Associates; and

(h)

any (i) material single expenditure or commitment, or any group of related expenditures or commitments or (ii) material sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any asset or property of the Purchaser other than in the ordinary course of business.

5.09

Purchaser's Assets and Liabilities.

5.09.1

The Purchaser owns, leases, rents or has rights to property and assets as set forth in detail in Schedule "F" hereto or in the Purchaser's Financials and which includes, without limitation, fee simple disclosure, leases, mineral claims, any other rights in land, buildings, plant, and any other realty or infrastructure and any rights in any of the same, any material chattels or other assets having a value in excess of $10,000 and any other assets, tangible or intangible, having a value in excess of $10,000 and including, without limitation, contracts, inventories, receivables, investments, rights, and any other matters of such value of the Purchaser's Business (collectively the "Purchaser's Assets").

5.09.2

The Purchaser holds title to each of the Purchaser's Assets free and clear of all Liens, adverse claims, easements, rights of way, servitude's, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements except Purchaser Permitted Liens or as detailed in Schedule "F" or the Purchaser's Financials (collectively, " Purchaser Encumbrances").

5.09.3

All of the Purchaser's Assets on the Purchaser 's Balance Sheet or Schedule "F" are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Purchaser Business in substantially the same manner as the Purchaser Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

5.09.4

Save and except for those matters which are disclosed in Schedule "F" or the Purchaser's Financials there are no material liabilities, contingent or otherwise, existing on the date hereof in respect of which the Purchaser may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement;

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the respective businesses, operations, affairs or financial conditions of the Purchaser; and

(iii)

present liabilities do not exceed approximately $1,200,000CDN in aggregate of which approximately $1,000,000 is a director loan to the Purchaser;

5.09.5

There are no Purchaser Assets material to the operation of the Purchaser Business which, to the reasonably informed knowledge of the Purchaser, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost or materially damaged.

5.10

Affiliates. Other than as disclosed in this Agreement, there are no Purchaser Contracts which are currently in force and effect between the Purchaser and any shareholder, or any Affiliate or Associate of any shareholder except for an agreement between the Purchaser and the receiver for Evergreen Trust, the largest shareholder of the Purchaser, of which the Corporation has knowledge.  The Purchaser is not indebted to any shareholder except as disclosed in this Agreement.

5.11

Litigation.  Other than the action referenced in section 5.01, there is no proceeding pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or the Purchaser Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, and there is no existing order, judgement or decree of any Governmental Authority naming the Purchaser as an affected party which has not been paid or discharged in full.

5.12

Material Contracts. All Purchaser Contracts are in good standing and are legal, valid and binding obligations of the Purchaser and each other Person who is a party thereto, enforceable against the Purchaser and each such Person in accordance with its terms, and none are subject to any material default thereunder.  All Purchaser Contracts are adequately disclosed in Schedule "F".  There are no Purchaser Contracts which cannot be cancelled with not more than 30 days notice or payment of not more than $10,000 except as disclosed in Schedule "F". There are no Purchaser Contracts material to the operation of the Purchaser Business which, to the reasonably informed knowledge of the Purchaser, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost.

5.13

Compliance with Applicable Laws.  The operation of the Purchaser Business (i) has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Purchaser and (ii) does not in any material respect violate or infringe any Applicable Law, the terms of any permit or any order, writ, injunction or decree of any Governmental Authority.

5.14

Purchaser Employment Agreements and Employee Benefits.

5.14.1

There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting the Purchaser which could not be terminated on 30 days notice or pay in lieu except as disclosed in this Agreement. The Purchaser does not maintain or contribute to, or has maintained or contributed to any, employee pension or welfare benefit plans. The Purchaser is not subject to any collective bargaining agreements or any other union contracts nor is any contemplated.

5.14.2

The Purchaser and its Affiliates have complied and are currently complying, in respect of all employees of the Purchaser and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

5.15

Purchaser Intellectual Property.

5.15.1

Schedule "F" sets forth a complete and correct list of each patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Purchaser Business as conducted by the Purchaser or held by the Purchaser (the " Purchaser Intellectual Property Rights"). Purchaser Intellectual Property Rights also include any trade secrets that are material to the conduct of the Purchaser Business in the manner that the Purchaser Business has heretofore been conducted.

5.15.2

The Purchaser has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Purchaser, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Purchaser, involving a claim of infringement by any Person (including any Governmental Authority) of any Purchaser Intellectual Property Right.  No Purchaser Intellectual Property Right is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by the Purchaser or restricting the licensing thereof by the Purchaser to any Person.  The Purchaser has no knowledge that would cause such Person to believe that the use of the Purchaser Intellectual Property Rights or the conduct of the Purchaser Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, trade name, trademark or trade name registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

5.15.3

To the knowledge of the Purchaser, the Purchaser either owns the entire right, title and interest in Purchaser Intellectual Property Rights or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Purchaser Business in the manner that the Purchaser Business has heretofore, been conducted.  The Purchaser Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Purchaser Intellectual Property Rights.  All registrations and filings necessary to preserve the rights of the Purchaser in and to the Purchaser Intellectual Property Rights have been made.

5.16

Required Consents.  There are no governmental or other registrations, filings, applications, notices, transfers, consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Purchaser or any shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Purchaser Contracts with respect to which the consent of the other party or parties thereto must be obtained by the Purchaser or any shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein (the "Required Consents") except only a requirement to consult with the receiver for Evergreen Trust pursuant to agreement.  The Purchaser is required to effect required filings disclosing the material elements of these transaction in the US and Canada at such time as matters become material or Closing occurs in accordance with prevailing securities laws and regulation.

5.17

Tax Matters.

5.17.1

The Purchaser is a taxable Canadian corporation, as that term is defined in the Tax Act. The Purchaser has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date.  Each such Tax Return was correct and complete.  True copies of all Tax Returns prepared and filed by the Purchaser during the past three years and that the Corporation has requested have been given to the Corporation on or before the date of this Agreement.

5.17.2

The Purchaser has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes.  The Purchaser has paid all Tax instalments due and payable by it as at its last fiscal year.

5.17.3

The Purchaser has withheld from each payment made to any of its present or former employees, officers and directors, and including to all persons who are non-residents of Canada for the purposes of the Income Tax Act (Canada) all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  The Purchaser has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law.  The Purchaser has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any service, sale, supply or delivery whatsoever, made by the Purchaser.

5.17.4

The Purchaser Business is the only business conducted by the Purchaser during the last five years.  The non-capital losses (as defined in the Tax Act and any applicable provincial taxing statute) were incurred by the Purchaser only in carrying on the Purchaser Business.  The Purchaser is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

5.17.5

The Purchaser has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition or maintenance of its realty and tangible personal property as defined in applicable legislation in the province of British Columbia, including GST, PST, municipal taxes and any other transfer or maintenance or service tax. The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

5.17.6

The Purchaser has never acquired or had the use of any of its assets from a Person (a "Related Person") with whom the Purchaser was not dealing at arm's length, within the meaning of the Tax Act.  The Purchaser has never disposed of any asset to a Related Person for proceeds less than the fair market value of that asset.  Except as disclosed in this Agreement, the Purchaser is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Purchaser by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Purchaser.

5.18

Issuance of Shares.  The issuance of the Purchaser Price by the Purchaser, and the terms and provisions of the Purchaser Price shares, will not violate any provisions of the Purchaser's articles or bylaws or any Applicable Law.  The Purchase Price shares will be issued lawfully and as fully paid and non-assessable.

5.19

Continuing Public Status.  The Purchaser warrants that until Closing it will effect all reasonable endevours to maintain its reporting and listing requirements in good standing and will maintain its listing on the NASD governed OTCBB and on the CNQ.

5.20

Full Disclosure.  The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Shareholder and Corporation by or on behalf of the Purchaser with respect to the Purchaser (including the Purchaser Business and the respective results of operations, financial condition and prospects of the Purchaser) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Purchaser after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to the Purchaser that has not been disclosed to the Corporation by the Purchaser in writing that has had a Material Adverse Effect on or, so far as the Purchaser can now foresee, could be reasonably likely to have a Material Adverse Effect on the Purchaser (including the Purchaser Business and the respective results of operations, financial condition or prospects of the Purchaser).

5.21

Good Faith.  The Purchaser will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements or sureties as may be reasonably required by the Corporation to effect and complete the objects and intent of this Agreement.

ARTICLE 6

COVENANTS OF THE CORPORATION AND SHAREHOLDER

6.01

Conduct of the Business.  During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall conduct the Corporation Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties, the Corporation Assets, minimise Liabilities and Liens, and maintain goodwill of the Corporation and keep available the services of the present officers, employees, agents and other personnel of the Corporation Business.  The corporate structure of the Corporation, the Corporate status and the share structure of the Corporation shall not be altered or affected in any manner and the Shareholder shall not in any manner permit any assignment or other disposition of any interest in the Corporation Shares nor permit a Lien in respect to the same.

6.01.1

Without limiting in any way the importance of the foregoing, during the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall not, and the Shareholder shall not cause the Corporation to and shall employ every reasonable effort to prevent:

(a)

adopt any material change in any method of accounting or accounting practice used by the Corporation other than by reason of a concurrent change in generally accepted accounting principles;

(b)

amend its articles or bylaws;

(c)

sell, mortgage, pledge or otherwise dispose of any assets or properties of the Corporation Business and the Corporation Assets, other than in the ordinary course of business;

(d)

declare, set aside or pay any management fee or dividend or make any other distribution with respect to the capital stock of the Corporation or otherwise make a distribution or payment to any Shareholder, other than in the course of normal year-end planning;

(e)

amalgamate, merge or consolidate with or agree to amalgamate, merge or consolidate with, or purchase or agree to purchase all or substantially all of the assets of, or otherwise acquire, any corporation, partnership or other business organization or division thereof;

(f)

authorize for issuance, issue, sell or deliver any additional shares of its capital stock of any class or any securities or obligations convertible into shares of its capital stock of any class or commit to doing any of the foregoing (it being acknowledged that the Corporation authorised, effective December 31, 2003, the issuance of 1000 Corporation Shares to the Shareholder in consideration of the acquisition of Volcanic and Cariboo and that the said 1000 Corporation Shares constitute part of the aggregate 2000 Corporation Shares owned by the Shareholder and reflected in warranty section 4.03.1;

(g)

split, combine or reclassify any shares of the capital stock of any class of the Corporation or redeem or otherwise acquire, directly or indirectly, any shares of such capital stock;

(h)

incur or agree to incur any debt or guarantee any debt for borrowed money, including any debt to any Shareholder, or to any Affiliate or Associate of any Shareholder, except debt incurred in the ordinary course of business consistent with past practice;

(i)

make any loan, advance or capital contribution to or investment in any person other than loans, advances and capital contributions to or investments in joint ventures or other similar arrangements in which the Corporation has an equity interest in the ordinary course of business and travel advances made in the ordinary course of business by the Corporation to its employees to meet business expenses expected to be incurred by such employees;

(j)

enter into any settlement with respect to any proceeding or consent to any order, decree or judgement relating to or arising out of any such Proceeding;

(k)

take any action to terminate, dismiss or cause the retirement of any key employee of the Corporation;

(1)

fail in any material respect to comply with any Applicable Laws; or

(m)

make, or make any commitments for, capital expenditures exceeding $25,000 for any individual 'commitment or $ 100,000 for all such commitments taken in the aggregate.  It is understood by the Parties that the Corporation is acquiring two tractors costing approximately $130,000 each and is disposing of a D-8 bulldozer.

6.01.2

During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall:

(a)

file all Canadian, United States, foreign, federal, state, provincial and local Tax Returns required to be filed and make timely payment of all applicable Taxes when due;

(b)

promptly notify the Purchaser in writing of any action or circumstance that results in, or could reasonably be expected to result in, a Material Adverse Effect or the occurrence of any breach by the Corporation or the Shareholder of any representation or warranty, or any covenant or agreement contained in this Agreement; and

(c)

promptly notify the Purchaser in writing of the commencement of any proceeding or the threat thereof by or against the Corporation or any Shareholder.

6.02

Maintenance of Corporation Insurance Policies.  Prior to and on and after the Closing Date, the Corporation shall not take or fail to take any action if such action or inaction would adversely affect the applicability of any insurance in effect on the date hereof that covers all or any material part of the assets of the Corporation or the Business.

6.03

Tax Election.  The Corporation shall not file any election or other filing pursuant to the Income Tax Act (Canada) or any equivalent provincial provision except for Tax returns and the election under section 85 of the Tax Act in respect of the transfer by the Shareholder to the Corporation of his shares of Volcanic and Cariboo.

ARTICLE 7

COVENANTS OF THE PURCHASER

7.01

Conduct of Business.  During the Interim Period, except with the written consent of the Corporation, the Purchaser will conduct the Purchaser Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties and goodwill of the Purchaser and keep available the services of the present officers, directors, employees, agents and other personnel of the Purchaser Business; and without limiting in any way the importance of the foregoing, the Purchaser shall not undertake any of those matters referred to in sections 6.01.1 and 6.01.2, 6.02 and 6.03 and all such clauses thereof shall apply mutatis mutandis to the Purchaser.

ARTICLE 8

ACKNOWLEDGMENTS AND COVENANTS OF ALL PARTIES

8.01

Further Assurances.  Each party hereto agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable (including obtaining all required consents) in order to evidence the consummation or implementation of the transactions provided for under this Agreement.

8.02

Certain Filings.  The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any such actions, consents, approvals or waivers.

8.03

Registration.  All parties acknowledge and agree that the Purchaser is a reporting issuer in Canada and the United States, and that the Parties will and must cooperate in the filing of any necessary or advisable documentation with Governmental Authorities.

ARTICLE 9

PRE-CLOSING MATTERS AND CONDITIONS TO CLOSING

9.01

Pre-Closing Matters.  The Parties shall effect best efforts to conclude the following prior to Closing for presentation at Closing (unless waived in writing) for execution:

(a)

the Purchaser shall have acquired financial facilities of not less than $2,000,000CDN (gross before costs or terms of acquiring the funds), which shall be available for commitment at Closing (and subject to Closing) and for funding within ten (10) business days of Closing for disbursement to the Purchaser for use by the Purchaser within 30 days thereof, such funds shall be advanced to the Corporation for use as follows:

(i)

payment of shareholder loans of the Corporation owing to the Shareholder of approximately $400,000 on or within 30 days of Closing;

(ii)

the grant of a loan (the "Loan") in the amount of $263,000, by the Purchaser or its subsidiary in accordance with advice of counsel and KPMG, to the Shareholder and having the general terms of a draft Loan and pledge agreement of Schedule "G" hereof; and

(iii)

the remainder for working capital for development of the Corporation's Business.

(b)

to complete a lease between the Purchaser or Corporation (as the Parties determine in accordance with tax advice) and 530526 BC Ltd, owned by the Shareholder and his family, on reasonable commercial terms for the location of a pumice bagging plant, and executed and filed within 30 days of Closing (unless if required by the financier of the above finance, then within five (5) business days of Closing) on the terms set forth in Schedule "H" and the Shareholder warrants to cause 530526 BC Ltd to enter into such lease on such terms;;

(c)

within 30 days of Closing to effect reasonable best efforts to complete a mining rights and extraction agreement between the Purchaser or Corporation (as the Parties determine in accordance with tax advice) and the Shareholder, on reasonable commercial royalty terms, of an additional 200 acres of surface and sub-surface rights of land located in the town of Quesnel on the general terms of Schedule "I"; and

(d)

to complete a management agreement between the Purchaser and the Shareholder as a senior officer of the Purchaser on the terms of the draft agreement of Schedule "J" hereto.

Where there is uncertainty as to 'standard terms' or 'commercial terms' the reference source shall be the forms and practise of the Purchaser and its attorneys.

9.02

Conditions to Obligation of the Purchaser.  The obligations of the Purchaser to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a)

(i) the Corporation and the Shareholder shall have performed and satisfied each of their respective obligations of this Agreement required to be performed and satisfied by them on or prior to the Closing Date, (ii) each of the representations and warranties of the Corporation and the Shareholder contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing, and (iii) the Purchaser shall have received certificates signed by the Shareholder as a duly authorized executive officer of the Corporation to the foregoing effect and to the effect that the conditions specified within this Section 9.02(a) have been satisfied.

(b)

All required or advisable consents, if any, for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to the Corporation, the Business, the Corporation Shares or the Purchaser (or any of its Affiliates or Associates) after the Closing that would be materially burdensome upon the Corporation, the Business, the Corporation Shares or the Purchaser (or any of its Affiliates or Associates) or their respective businesses substantially as such businesses have been conducted prior to the Closing Date or as said businesses, as of the date hereof, would be reasonably expected to be conducted after the Closing Date.  All such approvals shall be in effect, and no proceedings shall have been instituted or threatened by any Governmental Authority or other Person with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval; all applicable waiting periods with respect to such approvals shall have expired; and all conditions and requirements prescribed by Applicable Law or by such approvals to be satisfied on or prior to the Closing Date shall have been satisfied to the extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c)

The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law.  The operation of the Business shall not have violated or infringed, or be in violation or infringement of any Applicable Law or any order, writ, injunction or decree of any Governmental Authority, where such violations and infringements, individually or in aggregate, have resulted in, or could reasonably be expected to result in a Material Adverse Effect.

(d)

Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Corporation or the Corporation Business, including any damage, destruction or other casualty loss affecting the Corporation or the Corporation Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Corporation.

9.03

Conditions to Obligations of Shareholder and Corporation.  The obligations of the Shareholder and Corporation to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a)

(i) the Purchaser shall have performed and satisfied each of its obligations of this Agreement required to be performed and satisfied by it on or prior to the Closing Date; (ii) each of the representations and warranties of the Purchaser contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing and (iii) the Corporation and Shareholder shall have received a certificate signed by a duly authorized executive officer of the Purchaser to the foregoing effect and to the effect that the conditions specified within this Section 9.03(a) have been satisfied.

(b)

All required or advisable consents for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to any Shareholder (or any of their respective Affiliates or Associates) after the Closing that would be materially burdensome upon any such Person.  All such approvals shall be in effect, and no

 Proceedings shall have been instituted or threatened by any Governmental Authority with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval.  All applicable waiting periods shall have expired, and all conditions and requirements such approvals to be satisfied on or prior to the Closing extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c)

The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law.  No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing the transfer and exchange contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, shall be in effect, and there shall be no pending actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) or by any other Person challenging or seeking to materially restrict or prohibit the transfer and exchange contemplated hereby or the consummation of the Closing.

(d)

Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Purchaser or the Purchaser Business, including any damage, destruction or other casualty loss affecting the Purchaser or the Purchaser Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Purchaser.

9.04

Additional Matters of the Interim Period.  The Parties shall conduct themselves with good faith and diligence to achieve the objects and intent of this Agreement and to achieve Closing on the terms contemplated and therefore shall conduct themselves cooperatively and with open disclosure, access and veracity and to such intent shall, inter alia:

(a)

delivery by the Parties to each other, on a confidential basis, of the following documentation and information:

(i)

a copy of all material contracts, agreements, reports and title information of any nature respecting each of the Parties and their assets; and

(ii)

details of any lawsuits, claims or potential claims relating to any of the Parties;

(b)

during normal business hours, to:

(i)

make available for inspection by the solicitors, auditors and representatives of the Parties, at such location as is appropriate, all of the other Partie's books, records, contracts, documents, correspondence and other written materials, and afford such persons every reasonable opportunity to make copies thereof and take extracts therefrom at their sole cost, provided such persons do not unduly interfere in the respective operations of the Companies;

(ii)

authorize and permit such persons at the risk and the sole cost of the relevant Party, and only if such persons do not unduly interfere in the respective operations, to attend at all of their respective places of business and operations to observe the conduct of their respective businesses and operations, inspect their respective properties and assets and make physical counts of their respective inventories, shipments and deliveries; and

(iii)

require the Parties' respective management personnel to respond fully and with veracity to all reasonable inquiries concerning the Parties' respective business assets or the conduct of their respective businesses relating to their respective liabilities and obligations;

9.04

Waiver of Conditions Precedent.   The conditions precedent set forth in sections 9.02 and 9.03 hereinabove are for the exclusive benefit of the stated Party and may be waived by the stated Party in writing and in whole or in part at any time prior to the Closing Date.

Article 10

CLOSING AND POST CLOSING MATTERS

10.01

Closing and Closing Date.   The Closing shall take place at the date and place set forth in section 2.03

10.02

Documents to be delivered by the Corporation and Shareholder.  Prior to or at Closing the Corporation and Shareholder shall deliver to the Purchaser at Closing:

(a)

certificates representing the Corporation Shares duly endorsed for transfer, director's resolutions authorising the transfer to the Purchaser and directing alteration of the Corporation share registry and all other documentation as may be necessary and as may be required by the solicitors for the Purchaser, acting reasonably, to ensure that all of the Corporation Shares have been transferred, assigned and are registerable in the name of and for the benefit of the Purchaser;

(b)

a copy of all corporate records and books of account of the Corporation including, without limiting the generality of the foregoing, a copy of all minute books, share register books, share certificate books and annual reports;

(c)

all necessary consents and approvals in writing to the completion of the transactions contemplated herein;

(d)

execution of the agreements concluded and not waived of sub-sections 9.01 (b) to (d) for delivery to the Purchaser for execution;

(e)

a certificate of an officer of the Corporation, dated as of the Closing Date, acceptable in form to the solicitors for the Purchaser, acting reasonably, certifying that the warranties, representations, covenants and agreements of the Corporation contained in this Agreement are true and correct as of the Closing Date;

(f)

if required by the Purchaser, an opinion of counsel to the Corporation, dated as at the Closing Date, and addressed to the Purchaser and its counsel, in form and substance satisfactory to the Purchaser's counsel, acting reasonably, respecting the due transfer of the Corporation Shares and that the same are validly issued and fully paid and non-assessable;

(g)

consents to act or such other documents as may be required in connection with the appointment of the Shareholder to the Board of Directors of the Purchaser;

(h)

resolution of the board of the Corporation to appoint Gordon Sales to the board of the Corporation; and

(j)

all such other documents and instruments as the Purchaser's solicitors may reasonably require.

10.03

Documents to be delivered by the Purchaser.  Prior to or at Closing the Purchaser shall deliver to the Corporation and Shareholder at Closing:

(a)

certificates in the name of the Shareholder (or such designees as he may direct) representing the Purchase Price, director's resolutions authorising the issuance and all other documentation as may be necessary and as may be required by the solicitors for the Corporation and Shareholder, acting reasonably, to provide comfort that the same have been lawfully and validly issued and are fully paid and non-assessable;

(b)

all necessary consents and approvals, including board approval, in writing to the completion of the transactions contemplated herein;

(c)

execution and delivery of the agreements concluded and not waived of section 9.01 and comfort, as reasonably required by the Corporation and Shareholder, that the finance facility of section 9.01 is available at or within the stated time after Closing;

(d)

a loan agreement in the form of Schedule "G" in favour of the Shareholder providing that the Purchaser shall advance the Shareholder a loan of $263,000 within 30 days of Closing;

(e)

a certificate of an officer of the Purchaser, dated as of the Closing Date, acceptable in form to the solicitors for the Corporation and Shareholder, acting reasonably, certifying that the warranties, representations, covenants and agreements of the Purchaser contained in this Agreement are true and correct as of the Closing Date;

(f)

if required by the Corporation and Shareholder, an opinion of counsel to the Purchaser, dated as at the Closing Date, and addressed to the Corporation and Shareholder and its counsel, in form and substance satisfactory to the Corporation and Shareholder's counsel, acting reasonably, respecting the due issuance of the Purchase Price and that the same are validly issued and fully paid and non-assessable;

(g)

directors resolutions or such other documents as may be required in connection with the appointment of the Shareholder to the Board of Directors of the Purchaser; and

(h)

all such other documents and instruments as the Purchaser's solicitors may reasonably require.

10.04

Post-Closing.  As soon as reasonably possible after Closing, the Purchaser shall effect best efforts to cause the Shareholder to be removed from all guarantees to the Corporation.  The Shareholder, as a then senior officer, may, at his election, conduct such endevours on behalf of the Purchaser.

Article 11

NON-DISCLOSURE AND PROPRIETARY INFORMATION

11.01

Non-disclosure.   The Parties, for themselves, their officers, directors, shareholders, consultants, employees and agents agree that they each will not disseminate or disclose, or knowingly allow, permit or cause others to disseminate or disclose to third parties who are not subject to express or implied covenants of confidentiality, without the other Party's express written consent, either: (i) the fact or existence of this Agreement or discussions and/or negotiations between them involving, inter alia, possible business transactions; (ii) the possible substance or content of those discussions; (iii) the possible terms and conditions of any proposed transaction; (iv) any statements or representations (whether verbal or written) made by either Party in the course of or in connection with those discussions; or (v) any written material generated by or on behalf of any Party and such contacts, other than such disclosure as may be required under applicable securities legislation or regulations, pursuant to any order of a court or on a "need to know" basis to each of the Parties respective professional advisors.  Notwithstanding the provisions of this section, the Parties agree to make such public announcements of this Agreement promptly upon its execution in accordance with the requirements of applicable securities legislation and regulations.

11.02

Confidential Information.   Each Party acknowledges that any and all information which a Party may obtain from, or have disclosed to it, about the other Party constitutes valuable trade secrets and proprietary confidential information of the other Party (collectively, the "Confidential Information").  No such Confidential Information shall be published by any Party without the prior written consent of the other Party hereto, however, such consent in respect of the reporting of factual data shall not be unreasonably withheld, and shall not be withheld in respect of information required to be publicly disclosed pursuant to applicable securities or corporation laws.   Furthermore, each Party hereto undertakes not to disclose the Confidential Information to any third party without the prior written approval of the other Party hereto and to ensure that any third party to which the Confidential Information is disclosed shall execute an agreement and undertaking on the same terms as contained herein.

11.03

Impact of Breach of Confidentiality.   The Parties hereto acknowledge that the Confidential Information is important to the respective businesses of each of the Parties hereto and that, in the event of disclosure of the Confidential Information, except as authorized hereunder, the damage to each of the Parties hereto, or to either of them, may be irreparable.  For the purposes of the foregoing sections the Parties hereto recognize and hereby agrees that a breach by any of the Parties of any of the covenants therein contained would result in irreparable harm and significant damage to each of the other Parties hereto that would not be adequately compensated for by monetary award.  Accordingly, the Parties hereto agree that in the event of any such breach, in addition to being entitled as a matter of right to apply to a court of competent equitable jurisdiction for relief by way of restraining order, injunction, decree or otherwise as may be appropriate to ensure compliance with the provisions hereof, any such Party will also be liable to the other Party, as liquidated damages, for an amount equal to the amount received and earned by such Party as a result of and with respect to any such breach.  The Parties hereto also acknowledge and agree that if any of the aforesaid restrictions, activities, obligations or periods are considered by a court of competent jurisdiction as being unreasonable, the Parties agree that said court shall have authority to limit such restrictions, activities or periods as the court deems proper in the circumstances.   In addition, the Parties hereto further acknowledge and agree that all restrictions or obligations in this Agreement are necessary and fundamental to the protection of the respective businesses of each of the Parties hereto and are reasonable and valid, and all defenses to the strict enforcement thereof by either of the Parties hereto are hereby waived by the other Parties.

Article 12

ASSIGNMENT

12.01

Assignment.   No Party may sell, assign, pledge or mortgage or otherwise encumber all or any part of its interest herein without the prior written consent of the other Party; provided that any Party may at any time at its sole discretion and without the prior approval of the other Party assign and transfer a received or receivable interest herein to any wholly owned subsidiary (without relieving the Party of its obligations of this Agreement), subject at all times to the requirement that any such subsidiary remain wholly owned by the Party hereto failing which any such interest must be immediately transferred back to such Party hereto; and provided further that any transfer of all or any part of a Party's interest herein to its wholly owned subsidiary shall be accompanied by the written agreement of any such subsidiary to assume the obligations of such Party hereunder and to be bound by the terms and conditions hereof.

Article 13

FORCE MAJEURE

13.01

Events.   If any Party hereto is at any time prevented or delayed in complying with any provisions of this Agreement by reason of strikes, walk-outs, labour shortages, power shortages, fires, wars, acts of God, earthquakes, storms, floods, explosions, accidents, protests or demonstrations by environmental lobbyists or native rights groups, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market, unavailability of equipment, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of that Party, then the time limited for the performance by that Party of its respective obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.  Should such delay extend beyond 60 days then a non-defaulting Party (force majeure will not make a Party a defaulting Party) may elect to abandon this Agreement with 15 days notice without damage or accountability for such abandonment.

13.02

Notice.   A Party shall, within seven calendar days, give notice to the other Party of each event of force majeure under section 13.01 hereinabove, and upon cessation of such event shall furnish the other Party with notice of that event together with particulars of the number of days by which the obligations of that Party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

Article 14

DEFAULT AND TERMINATION

14.01

Default.   The Parties hereto agree that if any Party hereto is in default with respect to any of the provisions of this Agreement (herein called the "Defaulting Party"), the non-defaulting Party (herein called the "Non-Defaulting Party") shall give notice to the Defaulting Party designating such default, and within 20 calendar days after its receipt of such notice, the Defaulting Party shall either:

(a)

cure such default, or commence proceedings to cure such default and prosecute the same to completion without undue delay; or

(b)

give the Non-Defaulting Party notice that it denies that such default has occurred.

14.02

Dispute.   If default is disputed, a Party shall not be deemed in default until the matter shall have been determined finally by appropriate tribunal.

14.03

Curing the Default.   If:

(a)

the default is not so cured or the Defaulting Party does not commence or diligently proceed to cure the default; or

(b)

court resolution is not sought; or

(c)

the Defaulting Party is found in proceedings to be in default, and fails to cure it within five calendar days after the rendering of the award,

the Non-Defaulting Party may, by written notice given to the Defaulting Party at any time while the default continues, terminate the interest of the Defaulting Party in and to this Agreement and seek damages.

14.04

Termination.   In addition to the foregoing it is hereby acknowledged and agreed by the Parties hereto that this Agreement may be terminated by a Party, not in default whether declared or undeclared, in the event that:

(a)

by agreement of the Corporation, Shareholder and the Purchaser, in writing;

(b)

at a Party'e election if Closing has not occurred as provided or default has not been cured in the time provided; or

(c)

by any other provision of this Agreement specifically permitting termination;

and in such event of such election by a non-defaulting Party, this Agreement may be terminated and be of no further force and effect other than the confidentiality obligations hereinabove and without prejudice to any claims or remedies for default arising from this Agreement and the operation of law.

ARTICLE 15

MISCELLANEOUS

15.01

Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) if personally delivered, when so delivered, (ii) if mailed, five Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (iii) if given by facsimile or telecopier or e-mail, once such notice or other communication is transmitted to the number specified below and the appropriate electronic confirmation is received:

If to the Corporation:

Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

If to the Purchaser:    Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

If to the Shareholder:

Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner set forth above.

15.02

Amendments; No Waivers.

(a)

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)

No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.  No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

15.03

Survival of Representation, Warranties and Covenants.  All representations, warranties, covenants, agreements and obligations of each Party shall survive the Closing and shall expire one year following the Closing Date.

15.04

Legal Representation.   The Corporation and the Shareholder hereby acknowledge that (i) Purchaser is represented by Devlin Jensen as its Canadian legal counsel in connection with this Agreement, (ii) Devlin Jensen has not represented the Corporation or the Shareholder with respect to any matter and (iii) the Corporation and the Shareholder have been encouraged to obtain their own legal and tax counsel with respect to this Agreement and the transactions contemplated by this Agreement.

15.05

Expenses.  Each Party shall bear their own costs and expenses incurred in connection with this Agreement.

15.06

Successors and Assigns.  This Agreement shall be binding upon and enure to the benefit, of the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.  No Party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other Party, which approval shall not be unreasonably withheld.

15.07

Governing Law.  This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the laws of Canada applicable therein (excluding any conflict of laws rule or principle that might refer such interpretation to the laws of another jurisdiction).  Each Party irrevocably and exclusively submits to the jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

15.08

Counterparts and Effectiveness.  This Agreement and the documents relating to the transactions contemplated by this Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be deemed to be an original, with the same effect as if the signatures thereto were upon the same instrument and delivered in person.  This Agreement and such documents shall become effective when each Party thereto shall have received a counterpart thereof signed by the other Parties thereto.  In the case of delivery by telecopy by any Party, that Party shall forthwith deliver a manually executed original to each of the other Parties.

15.09

Entire Agreement.  This Agreement (including the Schedules referred to herein, which are hereby incorporated by reference) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

15.10

Severability.  If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

15.11

Cumulative Remedies.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies. powers and privileges provided by law.

15.12

Third Party Beneficiaries.  No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of the Corporation or any Affiliate or Associate thereof (including any beneficiary or dependent thereof).

15.16

Fees and Commissions.  The Purchaser shall pay within 30 days of Closing a finder's fee of 155,000 shares of the Purchaser to Cathayne Holdings Inc. It is also agreed that should financing for the Purchaser be acquired through Trinity Trust Financial Services Inc., a source provided by the Shareholder as a possible funding source and made known to the Purchaser prior to the Closing and the appointment of the Shareholder to the board of the Purchaser, that should such source provide funding to the Purchaser during the next twelve months that a 2% finders fee shall be paid to the Shareholder. .

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CRYSTAL GRAPHITE CORORATION

)

)

)

Per:

/s/ Gordon Sales

)

Authorized Signatory

)

CANADA PUMICE CORPORATION

)

)

)

Per:

/s/ Brian Wear

)

Authorized Signatory

)

SIGNED, SEALED AND DELIVERED

)

by BRIAN WEAR in the

)

presence of:

)

)

/s/ Vicky Allinson

)

Signature of Witness

)

/s/ Brian Wear

Vicky Allinson

)

BRIAN WEAR

Name of Witness

)

33695 South Fraser Way, Abbotsford

)

Address of Witness

)

B.C., Canada, V2S 2C1

)

SCHEDULE "A"

CORPORATION FINANCIAL STATEMENTS

SCHEDULE "B"

CORPORATION ASSETS, INTELLECTUAL PROPERTY AND ENCUMBRANCES

SCHEDULE "C"

CORPORATION BUSINESS PLAN

SCHEDULE "D"

PURCHASER OPTIONS, WARRANTS AND OTHER RIGHTS

SCHEDULE "E"

PURCHASER FINANCIALS

SCHEDULE "F"

PURCHASER ASSETS, INTELLECTUAL PROPERTY AND ENCUMBRANCES

SCHEDULE "G"

LOAN TERMS TO SHAREHOLDER

SCHEDULE "H"

LEASE TERMS WITH 530526 BC LTD.

Lease terms as follows:

1.

Term - 10 years with three ten-year renewal options

2.

Rate - $6875 per month triple net

3.

Reclamation bond of $25,000 to be posted by Purchaser

4.

All leasehold improvements responsibility of Purchaser

5.

Purchaser has 60 day right of first refusal on any published sale

6.

Property - District Lot 48, Cariboo District, Plan 26589 plus all improvements

SCHEDULE "I"

MINING RIGHT TERMS FROM SHAREHOLDER

Mining Right terms for District Lot 222;

Minerals - exclusive right to all minerals extant on standard industry terms but as to pozzolanic shale extraction the following terms:

1.

Royalty payable on the stated products as follows:

(a)

for bulk material - $10 royalty per metric ton

(b)

for fine micron or value added sizes - royalty of 25% of FOB price

(c)

for all other forms of pozzolanic shale products - 25% NSR

2.

All development and processing and all other costs for the sole account of the Purchaser

3.

Purchaser to post a $24,500 reclamation bond

4.

Purchaser to pay all property costs, triple net

5.

Purchaser to have 60 day right of first refusal on property sale.

SCHEDULE "J"

MANAGEMENT AGREEMENT

End of Exhibit 10.3

EXHIBIT 10.4

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Loan, Pledge and Share Escrow Agreement, dated April 28, 2004, between Brian Wear and the Company

LOAN, PLEDGE AND SHARE ESCROW AGREEMENT

THIS LOAN, PLEDGE AND SHARE ESCROW AGREEMENT ("Agreement" or "Pledge Agreement") is made and entered into as of April 28, 2004 by Brian Wear (the "Pledgor"), having his address for notice at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7 in favour of Crystal Graphite Corporation (or its appointed subsidiary) ("Lender"), having its address for notice at Suite 1750 - 999 West Hastings Street, Vancouver, BC V6C 2W2

WITNESSETH THAT:

WHEREAS, Pledgor and Crystal Graphite Corporation ("CGC") have entered into a Share Purchase Agreement ("SPA") whereby CGC has acquired Canada Pumice Corporation in consideration of shares of the CGC and a term of the SPA is that the CGC loan, or cause a subsidiary to loan, to the Pledgor $263,000CDN (the "Loan") on a limited recourse loan, the only recourse being against shares pledged herewith;

WHEREAS, Pledgor has agreed to place into escrow and pledge herewith 355,500 shares (the "Shares") of Crystal Graphite Corporation (also the "Issuer") and to grant a pledge of all Pledgor's existing or residual interests or rights in such Shares;

WHEREAS, Lender has agreed to loan the sum of the $263,000 Loan to the Pledgor on the condition that Pledgor (i) deliver the Shares and transfer authorities into escrow by the terms of this Agreement, (ii) pledge to Lender, and grant to Lender, herewith a security interest in the Shares as to all and any interests, residual, option, or otherwise, in the Shares, and (iii) execute and deliver this Agreement in order to secure the payment and performance by Pledgor of the Loan;

NOW, THEREFORE, in consideration of the premises and in order to induce Lender to make the Loan, Pledgor hereby agrees with Lender as follows:

SECTION 1.  LOAN.  Pledgor hereby promises to pay to the Lender or his designated agent, the sum of two hundred and sixty-three thousand Canadian dollars (CDN$ $263,000) on the following terms:

(a)

the Loan shall be due on demand after 4:00 P.M. October 1st 2005 ("Maturity").  Maturity shall be accelerated in the event of default of this Agreement by the Pledgor which has not been remedied within ten days of notice or upon the insolvency of the Pledgor or upon any other event which would render, in the Lender's sole judgement, the Pledge herein insecure;

(b)

the Loan shall not bear interest; and

(c)

in the event the Pledgor does not make payment of the Loan the Lender's only recourse for recovery shall be exercise of this pledge to take ownership of the Shares and to realise proceeds therefrom.

SECTION 2.  SHARE ESCROW.  Pledgor hereby places into escrow with the Escrow Agent (as defined in the attached Schedule "A" Escrow Agreement) the Shares and all and every of its interest therein, and Pledgor shall immediately upon execution hereof deliver to the Escrow Agent:

(a)

the certificates representing the Shares duly executed and guaranteed as to signature on the certificate(s) representing the shares or with duly executed and guaranteed stock powers of attorney ("Transfer Documents"); and

(b)

if received by Pledgor prior to or after escrow of the Shares herewith and before payment of the Loan or after realisation by the Lender of the Shares in execution of its recourses to recover the Loan, all additional shares of stock of, or equity interest in, Issuer from time to time acquired by Pledgor in any manner arising by share dividend, stock split, or otherwise relating to the Shares, and the certificates representing such additional shares (any such additional shares or interests shall constitute part of the Shares under and as defined in this Agreement), and all products and proceeds of any of such additional Shares, including, without limitation, all dividends, cash, instruments, subscriptions, warrants and any other rights and options and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any and all of such additional Shares.

SECTION 3.  PLEDGE.  Pledgor hereby pledges to Lender, and grants to Lender a continuing first priority, and perfected security interest in, the following (the "Pledged Collateral"):

(a)

the Shares, the certificates representing the Shares and the Transfer Documents and all interest of the Pledgor therein (and extinguishment of Pledgor's interest upon exercise of the Pledge) and all products and proceeds of any of the Shares including, without limitation, all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Shares; and

(b)

all additional shares of stock of, or equity interest in, Issuer from time to time acquired by Pledgor in respect to the Shares in any manner arising by share dividend, stock split, or otherwise of the Shares, and the certificates representing such additional shares (any such additional shares shall constitute part of the Shares under and as defined in this Agreement), and all products and proceeds of any of such additional Shares, including, without limitation, all dividends, cash, instruments, subscriptions, warrants and any other rights and options and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any and all of such additional Shares.

SECTION 4.  SECURITY FOR OBLIGATIONS.  This Agreement secures (i) the due and punctual payment in full (and not merely the collectibility) of the Loan, in each case when due and payable, according to the terms of the Loan, whether at stated maturity, by reason of acceleration or otherwise; (ii) the due and punctual payment in full (and not merely the collectibility) of the obligations, liabilities, indebtedness and all other sums and charges which may at any time be due and payable in accordance with the terms of the Loan, whether at stated maturity, by reason of acceleration or otherwise; (iii) the due and punctual payment (and not merely the collectibility), performance and observance of all of this Pledge Agreement and the other obligations, terms, covenants and conditions, whether now or hereafter existing, contained in any other collateral Loan documents (collectively, and together with the Loan, "Loan Documents") and to be performed or observed by Pledgor; (iv) the accuracy of the representations and warranties made by Pledgor in all Loan Documents to which it is a party (all of the foregoing are collectively hereinafter called the "Obligations"); (the Obligations and all such obligations of Pledgor now or hereafter existing under this Agreement being referred to herein as the "Liabilities").

SECTION 5.  DELIVERY OF SHARES.  All certificates or instruments representing or evidencing the Shares and all necessary transfer documents in blank of the Shares, shall be delivered to the Escrow Agent pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Lender.

SECTION 6.  REPRESENTATIONS AND WARRANTIES.  Pledgor represents and warrants as follows:

(a)

The Shares have been duly authorised and validly issued and are fully paid and non-assessable.

(b)

Pledgor is the legal and beneficial owner of the Pledged Collateral, free and clear of any lien, encumbrance or challenge on the Pledged Collateral.

(c)

Upon the delivery to Escrow Agent of the Shares and the  Transfer Documents, the transfer of the Shares pursuant to this Agreement creates a valid and perfected transfer of the Shares to the Lender with the caveat that the Shares are subject to such hold period as may be stated on the certificate and, further, that the Lender may not be permitted by the Issuer to receive a certificate in its own name until such hold period has expired.

(d)

Upon the delivery to Lender of the Pledged Collateral, the pledge of the Pledged Collateral pursuant to this Agreement creates a valid and perfected first priority interest in the Pledged Collateral securing the payment of the Liabilities for the benefit of Lender.

(e)

No authorisation, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body or the Issuer is required (i) for the pledge by Pledgor of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by Pledgor or (ii) for the transfer herein provided or (iii) for the exercise by Lender of the rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement.

(f)

Pledgor has full power and authority to enter into this Agreement and has the right to vote, pledge and grant a security interest in the Shares as provided by this Agreement.

(g)

This Agreement has been duly authorised, executed and delivered by Pledgor and constitutes a legal, valid and binding obligation of Pledgor, enforceable against Pledgor in accordance with its terms, except as such enforceability may be limited by the effect of any applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws.

SECTION 7.  FURTHER ASSISTANCE.  Pledgor agrees that at any time and from time to time, at the expense of Pledgor, Pledgor will promptly execute and deliver, or cause to be executed and delivered, all stock powers, proxies, assignments, instruments and documents and take all further action, that is reasonably necessary, at Lender's request, in order to perfect any transfer or security interest granted or purported to be granted hereby or to enable Lender to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral and to carry out the provisions and purposes hereof.

SECTION 8.  TRANSFER OF SHARES  Pledgor hereby authorises Lender at any time to cause the Shares to be transferred and registered to the Lender or any other party the Lender may determine for the purpose of realising on the Shares to acquire proceeds to pay the Loan.

SECTION 9.  TRANSFERS AND OTHER LIENS.  Except for the purpose of securing proceeds to retire the Loan, Pledgor agrees that it will not (i) sell or otherwise dispose of, or grant any option with respect to, any of the Shares until the Loan comes due , except with the written permission of the Pledgor, which shall not be unreasonably with held, or (ii) create or permit to exist any lien upon or with respect to any of the Pledged Collateral, except for the security interest granted under this Agreement.

SECTION 10.  LENDER APPOINTED ATTORNEY-IN-FACT.  In addition to all of the powers granted to Lender pursuant to the Loan, Pledgor hereby appoints Lender Pledgor's attorney-in-fact, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, from time to time in Lender's discretion to take any action and to execute any instrument which Lender may deem necessary or advisable to further perfect and protect the security interest granted hereby, including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend, interest or principal payment or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same.

SECTION 11.  LENDER MAY PERFORM.  If Pledgor fails to perform any agreement contained herein, Lender may itself perform, or cause performance of, such agreement, and the reasonable expenses of Lender incurred in connection therewith shall be payable by Pledgor.

SECTION 12.  NO ASSUMPTION OF DUTIES; REASONABLE CARE.  The rights and powers granted to Lender hereunder of the Pledge are being granted in order to preserve and protect Lender's security interest in and to the Pledged Collateral granted hereby and shall not be interpreted to, and shall not, impose any duties on Lender in connection therewith.  Lender shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which Lender accords its own property, it being understood that Lender shall not have any responsibility for (i) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not Lender has or is deemed to have knowledge of such matters, or (ii) taking any necessary steps to preserve rights against any parties with respect to any Pledged Collateral.

SECTION 13.  SUBSEQUENT CHANGES AFFECTING COLLATERAL.  Pledgor represents to Lender that Pledgor has made its own arrangements for keeping informed of changes or potential changes affecting the Pledged Collateral (including, but not limited to, rights to convert, rights to subscribe, payment of dividends, payments of interest and/or principal, reorganisation or other exchanges, tender offers and voting rights), and Pledgor agrees that Lender shall have no responsibility or liability for informing Pledgor of any such changes or potential changes or for taking any action or omitting to take any action with respect thereto.  Pledgor covenants that it will not, without the prior written consent of Lender, sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral or create or permit to exist any lien upon or with respect of any of the Pledged Collateral.

SECTION 14.  REMEDIES UPON DEFAULT.  If any Event of Default shall have occurred and be continuing, Lender shall, in addition to all other rights given by law or by this Agreement or otherwise, have all the rights and remedies with respect to the Pledged Collateral of a secured party under the laws of British Columbia and Lender may, without notice and at its option, transfer or register, and Pledgor shall register or cause to be registered upon request therefore by Lender, the Pledged Collateral or any part thereof on the books of Issuer into the name of Lender or Lender's nominee(s), indicating that such Pledged Collateral is subject to the security interest hereunder.  In addition, with respect to any Pledged Collateral which shall then be in or shall thereafter come into the possession or custody of Lender, Lender may sell or cause the same to be sold at any broker's board or at public or private sale, in one or more sales or lots, at such price or prices as Lender may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, all in accordance with the terms and provisions of the Loan and this Agreement, or may exercise such other remedies as may be provided under law.  The purchaser of any or all Pledged Collateral so sold shall thereafter hold the same absolutely free from any claim, encumbrance or Pledgor right of any kind whatsoever.  Any sale of the Pledged Collateral shall be conducted by Lender without any notice requirement and as full owner thereof and Lender is not required to conduct the same in conformity with commercial practices of banks, insurance companies, commercial finance companies, or other financial institutions disposing of property similar to the Pledged Collateral.  Any requirement of notice, demand or advertisement for sale is, to the extent permitted by law, waived.  All expenses (including court costs and reasonable attorneys' fees, expenses and disbursements) of, or incident to, the enforcement of any of the provisions hereof shall be recoverable from the proceeds of the sale or other disposition of the Pledged Collateral.

SECTION 15.  EXPENSES.  Pledgor will upon demand pay to Lender, and such costs shall be also deducted from the Pledged Collateral the amount of any and all reasonable expenses, including, without limitation, the reasonable fees, expenses and disbursements of its counsel (and, upon the occurrence and during the continuance of an Event of Default, the fees, expenses and disbursements of any investment banking firm, business broker or other selling agent and any other experts and agents retained by Lender), which Lender may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realisation upon, any of the Pledged Collateral, (iii) the exercise or enforcement of any of the rights of Lender hereunder or (iv) the failure by Pledgor to perform or observe any of the provisions hereof.

SECTION 16.  SECURITY INTEREST ABSOLUTE.  All rights of Lender and security interests hereunder, and all obligations of Pledgor hereunder, shall be absolute and unconditional irrespective of:

(a)

any lack of validity or enforceability of the Loan or any other agreement or instrument relating thereto;

(b)

any change in the time, manner or place of payment of, or in any other term of, all or any of the Liabilities, or any other amendment or waiver of or any consent to any departure from the Loan;

(c)

any exchange, surrender, release or non-perfection of any other collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Liabilities; or

(d)

any other circumstances which might otherwise constitute a defence available to, or a discharge of, Pledgor in respect to the Liabilities or of this Agreement.

SECTION 17.  MISCELLANEOUS PROVISIONS.

SECTION 17.1  Notices.  All notices, approvals, consents or other communications required or desired to be given hereunder shall be delivered to each of the parties hereto at their respective addresses set forth first herein.  All notices mailed shall be deemed received on the third business day and all electronic or delivered notices shall be delivered on the day of delivery.

SECTION 17.2  Headings.  The headings in this Agreement are for purposes of reference only and shall not affect the meaning or construction of any provision of this Agreement.

SECTION 17.3  Severability.  The provisions of this Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect in that jurisdiction only such clause or provision, or part thereof, and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision of this Agreement in any jurisdiction.

SECTION 17.4  Amendments, Waivers and Consents.  Any amendment or waiver of any provision of this Agreement and any consent to any departure by a Party from any provision of this Agreement shall be effective only if made or given in writing.

SECTION 17.5  Continuing Security Interest.  This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until payment in full (including after the date for final payment) of the Obligations and of the Loan and any other Loan Documents, (ii) be binding upon Pledgor, its successors and assigns, and (iii) enure, together with the rights and remedies of Lender hereunder, to the benefit of Lender and its successors, transferees and assigns.

SECTION 17.6  Reinstatement.  To the extent permitted by law, this Agreement shall continue to be effective or be reinstated if at any time any amount received by Lender in respect of the Obligations is rescinded or must otherwise be restored or returned by Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganisation of Pledgor or upon the appointment of any receiver, intervenor, conservator, trustee or similar official for Pledgor or any substantial part of its assets, or otherwise, all as though such payments had not been made.

SECTION 17.7   Survival of Provisions.  All representations, warranties and covenants of Pledgor contained herein shall survive the execution and delivery of this Agreement, and shall terminate only upon the full and final payment and performance by Pledgor of the Obligations secured hereby and termination of the Loan and any other Loan Documents.

SECTION 17.8  Waiver of Demand.  Pledgor waives presentment and demand for payment of any of the Liabilities, protest and notice of dishonour or default with respect to any of the Liabilities, and all other notices to which Pledgor might otherwise be entitled, except as otherwise expressly provided herein.

SECTION 17.9  Authority of Lender.  Lender shall have and be entitled to exercise all powers hereunder which are specifically granted to Lender by the terms hereof, together with such powers as are reasonably incident thereto.  Lender may perform any of its duties hereunder or in connection with the Pledged Collateral by or through agents or employees and shall be entitled to retain counsel and to act in reliance upon the advice of counsel concerning all such matters.  Neither Lender nor any  officer, employee, attorney or agent of Lender shall be liable to Pledgor for any action taken or omitted to be taken by it or them hereunder, except for its or their own gross negligence or wilful misconduct, nor shall Lender be responsible for the validity, effectiveness or sufficiency hereof or of any document or security furnished pursuant hereto.  Lender and its officers, employees, attorneys and agents shall be entitled to rely on any communication, instrument or document reasonably believed by it or them to be genuine and correct and to have been signed or sent by the proper person or persons.  Pledgor agrees to indemnify and hold harmless Lender and any person of  the Lender from and against any and all costs, expenses (including reasonable fees, expenses and disbursements of attorneys and paralegals), claims and liabilities incurred by Lender or such person hereunder, unless such claim or liability shall be due to wilful misconduct or gross negligence on the part of Lender or such person.

SECTION 17.10 Release; Termination of Agreement.  Subject to the provisions of Section 17.6 hereof, this Agreement shall terminate upon full and final payment and performance of all the' Obligations.

SECTION 17.11  Counterparts.  This Agreement may be executed in one or more counterparts and may be executed by facsimile, each of which shall be deemed an original but all of which shall together constitute one and the same agreement.

SECTION 17.14  Governing Law; Submission to Jurisdiction; Counsel

(a)

This Agreement shall be governed by and interpreted under the laws of the Province of British Columbia and any dispute arising out of, connected with, related to, or incidental to the relationship established between Pledgor and Lender in connection with this Agreement, and whether arising in contract, tort, equity or otherwise, shall be resolved exclusively in British Columbia, Canada

(b)

Pledgor (i) agrees that Lender shall not have any liability to Pledgor (whether sounding in tort, contract or otherwise) for losses suffered by Pledgor in connection with, arising out of, or in any way related to, the transactions contemplated and the relationship established by this Agreement, or any act, omission or event occurring in connection therewith, unless it is determined by a judgement of a court that is binding on Lender (which judgement shall be final and not subject to review on appeal) that such losses were the result of acts or omissions on the part of Lender constituting gross negligence or wilful misconduct and (ii) waives, releases and agrees not to sue upon any claim against Lender (whether sounding in tort, contract or otherwise), except a claim based upon gross negligence or wilful misconduct.

Whether or not such damages are related to a claim that is subject to the waiver effected above and whether or not such waiver is effective, Lender shall not have any liability with respect to, and Pledgor hereby waives, releases and agrees not to sue upon any claim for, any special, indirect, consequential or punitive damages suffered by Pledgor in connection with, arising out of, or in any way related to the transactions contemplated or the relationship established by this Agreement, or any act, omission or event occurring in connection therewith, unless it is determined by a judgement of a court that is binding on Lender (which judgement shall be final and not subject to review on appeal), that such damages were the result of acts or omissions on the part of Lender constituting wilful misconduct.

(c)

Pledgor and Lender acknowledges that for the purpose of this Agreement and the security contemplated herein that Devlin Jensen acts for the Lender, Pledgor and Lender release Devlin Jensen from any conflict with the Escrow Agent duties which have been requested of Devlin Jensen, Pledgor and Lender subscribe to and endorse the Escrow Agent provisions of Schedule "A" following their initial signatures hereto, and Pledgor has been advised to seek its own counsel and has taken its own counsel for this purpose.

(d)

Pledgor waives the posting of any bond otherwise required of Lender in connection with any judicial process or proceeding to enforce any judgement or other court order entered in favour of Lender, or to enforce by specific performance, temporary restraining order or preliminary or permanent injunction this Agreement or any other Agreement or document between Pledgor and Lender.

IN WITNESS WHEREOF, Pledgor and Lender have each caused this Agreement to be duly executed and delivered as of the date first above written.

PLEDGOR:
Brian C. Wear
By: __/s/ Brian Wear___________________
Name: Brian Wear

LENDER:
Crystal Graphite Corporation or designated subsidiary being: Cariboo Lava Corporation

By: __/s/ Gordon Sales_________________
Authorised Signatory

SCHEDULE "A"

ESCROW AGREEMENT

THIS ESCROW AGREEMENT is made and dated effective (the "Effective Date") as of the 28th day of April, 2004 and is a collateral agreement and attached as a document to the above LOAN, PLEDGE AND SHARE ESCROW AGREEMENT ("Pledge Agreement").

BETWEEN:

Crystal Graphite Corporation

(hereinafter referred to as the "Lender" and as the "Issuer" and also a "Party");

OF THE FIRST PART

AND:

Brian C. Wear

(hereinafter referred to as "Pledgor")

OF THE SECOND PART

(the foregoing hereinafter also singularly referred to as a "Party" and collectively referred to as the "Parties" as the context so requires).

AND:

Devlin Jensen or such escrow agent as the Parties may subsequently appoint or such escrow agent as subsequently may be appointed by Devlin Jensen or a court of competent jurisdiction, of 2550-555 West Hastings Street, Vancouver, BC V6B 4N5

(hereinafter referred to as the "Escrow Agent" but not a "Party");

OF THE THIRD PART

WHEREAS:

A.

The Parties have requested that the Escrow Agent act as escrow holder of the Shares of the Pledge Agreement and the Escrow Agent has agreed subject to the below terms;

B.

All definitions of the Pledge Agreement are herein incorporated by reference but none of the terms or obligations of the Pledge Agreement are incorporated herein in respect to the

Escrow Agent and the Escrow Agent is not imposed with any obligations other than those specifically stated of this Escrow Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and consideration now provided by each of the Parties and the Escrow Agent hereto, each to the other (the receipt whereof is hereby acknowledged), and in further consideration of the mutual covenants and conditions hereinafter contained, the Parties each with the other and with the Escrow Agent hereto agree as follows:

1.

The Lender and Pledgor hereby agree to the deposit of the Shares and Transfer Documents (collectively hereafter the "Shares") with and that the same shall be immediately delivered to the Escrow Agent to be held in accordance with this Agreement.

2.

The Escrow Agent hereby agrees to accept delivery and custody of the Shares for the purposes of this Agreement on the following specific agreements and understanding by the Lender and Pledgor and such Parties warrant irrevocably to abide by and that they are bound by such provisions:

(a)

the Escrow Agent is counsel for Lender, such is recognized by the Parties, all Parties waive conflict thereof, the Pledgor has received actual and specific legal counsel from its separate counsel in regard to this matter, and the Pledgor is executing this Agreement without any reliance or expectation whatever of the Escrow Agent except as escrow holder as specifically required by the terms of the escrow of this Agreement.  Lender has also been advised to seek separate counsel for this matter and has done so in the event that there may be any possible implication of conflict;

(b)

this agreement constitutes covenants only and there is no trust hereof and should any trust be implied hereof for any purpose unknown at this time (which would be contrary to the intention of this Agreement) then such is a limited trust specifically for the purposes of this Agreement and for no other purpose, shall be interpreted strictly and with limitation and not by inferential interpretation and not widely and generously;

(c)

the Escrow Agent may resign at any time and tender the Shares to court or appoint an alternate escrow agent and tender the Shares to the alternate and immediately upon such tendering the Escrow Agent shall be relieved of all and any accountability thereafter;

(d)

the duty of the Escrow Agent is solely that of good faith and normal care merely to preserve the Shares and communicate adequately with the Parties and the Escrow Agent shall have no duty or obligation to determine any rights between the Parties, to interpret this Agreement or the Pledge Agreement, or to take any other act other than to preserve the Shares.  In the event of conflict in respect to the Shares the Escrow Agent may determine to retain possession of the Shares without liability whatsoever until instructed by mutual direction of the Parties or until directed by a court of competent jurisdiction.  In the event that the Escrow Agent has communicated any matter to a Party notifying of an act or an understanding or an interpretation or an intention to deliver or receipt of a matter or any other matter for which the Escrow Agent is giving information or notice or requesting response then a Party shall not complain and shall have waived all right to complain for the matters disclosed therein if the Party has not objected within five business days thereof and if the Escrow Agent is requesting response then a Party shall answer within such time frame.  The Escrow Agent shall be absolutely entitled to rely upon the veracity, truthfulness, authenticity, and integrity of communication by the Parties and shall not be obliged to inquire as to their bona fides or assume any defect therein and should a Party effect false communications or should a third party employ instruments of the Parties to effect false or deceptive acts then the Escrow Agent shall have no liability therefore.  In the event the Shares are lost or destroyed while in the possession of the Escrow Agent, the Parties agree that such is a non-actionable accident without cost or recourse to the Escrow Agent and the Parties warrant to effect all matters as shall be required to cancel the lost certificate and replace a new certificate into the possession of the Escrow Agent;

(e)

the Parties waive any and all claims against the Escrow Agent for any acts conducted pursuant hereto except only where the Escrow Agent acts in fraud or overt bad faith for personal profit (and for such purpose error, negligence, confusion or mistake of interpretation, force majeure, act of third party, employee error and the like shall not be extended to be interpreted as bad faith but bad faith shall mean its normal and extreme meaning of an act taken with the objective intent of effecting a wrong purpose) and any claim in respect to the same shall be consequent upon actual and observable and documented default of such nature and not inferential or interpretive or speculative and in the interpretation of such matters the onus and burden of proof (whether at trial or on a motion, inter alia, by the Escrow Agent to dismiss for insufficient evidence) shall be on the claimant making claim against the Escrow Agent and shall be on a level of beyond a reasonable doubt.  A Party making complaint against the Escrow Agent for default based upon inferential, speculative or interpretive claims shall be deemed irrevocably to be acting in bad faith and maliciously or for collateral improper purposes (in this latter case such shall be inferred if the facts reasonably illustrate that such claim is made in whole or in part to exert a leverage) and such a claiming Party shall be liable for the maximal damages and costs allowable in the appropriate jurisdiction;

(f)

the Parties, jointly and severally (and a contributing Party shall have a right of claim from the non-contributing Parties), do hereby warrant and agree from time to time and at all times hereafter well and truly to save, defend and keep harmless and fully indemnify the Escrow Agent, its successors and assigns, from and against all loss, costs, charges, damages and expenses which the Escrow Agent, its successors or assigns, may at any time hereafter bear, sustain, suffer or be put to for or by reason or on account of its acting as Escrow Agent pursuant to this Agreement except only in the event of bad faith or fraud, which shall not be assumed or employed as a plea to defeat a claim for indemnity unless such has first been adjudged by a court of competent jurisdiction.  Unless a claimant shall first have received approval of a court of competent jurisdiction, pursuant to motion duly served and replied in the ordinary course (and not ex parte or expedited), and unless such court has found on a balance of probabilities on the evidence served by both parties that the Escrow Agent did probably commit fraud or bad faith, then failure to pay indemnity or advance costs shall be a fundamental default of this Agreement and shall be irrevocably deemed to be an act of bad faith and malice and the claim of the claimant shall be dismissed completely with prejudice for such matter alone. The Escrow Agent may, at it sole election, require that one or either Parties pre-advance any costs or fees to which the Escrow Agent may be put upon delivering to such Party estimates, quotes, or bills of the relevant professionals and the Parties shall pay such and attorn to immediate collection proceedings (including garnishment) if not paid within ten business days of demand and all and any action taken by any Party shall be suspended until the Escrow Agent shall receive actual payment of such costs or fees and, further, any action suspended for four weeks or more for such reason may be dismissed with prejudice by the Escrow Agent and the issuing Party attorns absolutely to such dismissal; and

(g)

in case proceedings should hereafter be taken in any court respecting the Shares hereby escrowed or respecting the Escrow Agent and its duties and acts (or allegations of misdeeds), the Escrow Agent shall not be obliged to defend any such action or submit its rights to the court until it shall have been indemnified by good and sufficient security or advance of expected costs in addition to the indemnity given against its costs of such proceedings and in the event that a Party or Parties refuses or neglects to provide indemnity or otherwise violates the terms of this section then the Escrow Agent shall have, as a matter of right, the election to enjoin and suspend the proceedings until the Parties provide proper and sufficient indemnity and until the actions and pleadings of the Parties are consistent with and compliant with the obligations and restrictions of this section and the preceding section and in the event that a pleading Party does not so conform its actions and provide indemnity then the Escrow Agent shall have the right, and the pleading Party waives all defenses, to have any actions dismissed with prejudice as a consequence of such default of the pleading Party.

3.

The Shares shall be delivered into possession of the Escrow Agent to be held and delivered by the Escrow Agent as follows in accordance with the following circumstances:

(a)

the Shares shall be delivered to the Lender in the event that the Lender shall give written notice of non-payment after the Maturity date or of unremedied default of the Agreement or Collateral Documents and, upon the Escrow Agent giving the Pledgor five business days notice, the Pledgor has not provided documentary proof materially contravening the Lender's notice; or

(b)

      the Shares shall be delivered to the Pledgor in the event the Pledgor gives the Escrow Agent notice of payment of Loan and the Lender has not objected within five business days of notice; or

(c)

in the event that if neither Party has given notice as to delivery of the Shares to the Escrow Agent within six months of the Maturity date the Escrow Agent may determine, after five business days notice, to deliver the Shares to the Pledgor or, failing ability to deliver to Pledgor for reason of inability to (which shall be deemed after two efforts at the last notified address) locate the Pledgor or estate or representative, deliver to the Issuer.

Instructions to the Escrow Agent as to the forgoing shall be given by written copy to the Escrow Agent with copies to the Parties.  In all matters in respect to the forgoing the Escrow Agent shall copy each Party with all correspondence.  At the time of intention to deliver the Shares as above if no objection is taken then the Parties shall have no complaint and the Escrow Agent shall be fully and completely discharged of all duties, accountabilities or claims and this Agreement shall terminate but that the provisions of section 2 hereof shall continue for the benefit of the Escrow Agent for a period of ten years.

4.

The Lender and Pledgor agrees that the Shares are issued pursuant to exemptions from prospectus requirements, the Parties are exempt persons who do not require qualification, filing, notice, or other qualifying act in their jurisdiction and the Lender agrees and acknowledges that the Shares are or may be subject to restrictions under prevailing securities laws and that the certificate for the same will be impressed with the appropriate legends advised by counsel.

5.

The Lender shall be entitled to a letter or receipt from the Escrow Agent stating the Shares are held by the Escrow Agent subject to the terms of this Agreement; but such letter or receipt shall not be assignable.  The cost of this Agreement shall be borne by the Lender.

6.

This Agreement shall enure to the benefit of and be binding upon the Parties and the Escrow Agent hereto, their and each of their heirs, executors, administrators, successors and permitted assigns.

7.

All notices shall be delivered to the Parties at the addresses set forth in the Pledge Agreement and the Agreement or to the e-mails set forth below and delivery thereto shall be considered absolute regardless of whether an occupant is present.  All addresses for notice shall be changed only with delivery of notice of change.

8.

This Agreement may be executed in several parts in the same form and such part as so executed shall together constitute one original agreement and such parts, if more than one, shall be read together and construed as if all the signing Parties hereto had executed one copy of this Agreement.  This Agreement and executions may be exchanged by fax and such faxed copies shall be irrevocably deemed originals.

9.

This Agreement shall be subject to the exclusive jurisdiction of British Columbia and the courts thereof.

10.

The Lender and Pledgor warrant that regardless of any defect, actual or alleged, in any Transfer Documents of the Shares that the Parties will take and act upon and conclude, without debate, the requests of the Escrow Agent to transfer the Shares to the Lender at such time as the Lender may take the same in accordance with this Pledge Agreement.

IN WITNESS WHEREOF the Parties and Escrow Agent have executed these presents as and from the day and year above written.

DEVLIN JENSEN

)

)

E-Mail Address:pjensen@devlinjensen.com

)

/s/ Peter Jensen

)

Per: Authorized Signatory

CARIBOO LAVA CORPORATION

)

)

E-Mail Address:cgc@crystalgraphite.com

)

/s/ Gordon Sales

)

Per: Authorized Signatory

)

Brian Wear

)

)

E-Mail Address:lavaking@telus.net

)

/s/ Brian Wear

)

Brian Wear Signature

End of Exhibit 10.4

EXHIBIT 10.5

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Management Agreement, dated April 28, 2004, between the Company and Brian Wear

MANAGEMENT AGREEMENT

THIS AGREEMENT is made and dated for reference effective as of the
28th day of April, 2004

BETWEEN:

CRYSTAL GRAPHITE CORPORATION, a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

(the "Company");

OF THE FIRST PART

AND:

BRIAN WEAR, businessman, having his office for delivery located at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

("Brian");

OF THE SECOND PART

(the Company and Brian, being hereinafter singularly also referred to as a "Party" and collectively referred to as the "Parties" as the context so requires).

WHEREAS:

A.

The Company is a reporting company duly incorporated in British Columbia and is in the business of graphite and pumice production and sales;

B.

The Company has acquired Canada Pumice Corporation from Brian in consideration of 15,345,000 shares and wishes to employ Brian as Vice-President and Chief Operating Officer ("COO") of the Company;

C.

Brian has determined to accept the engagement by the Company on the terms of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and provisos herein contained, THE PARTIES HERETO AGREE AS FOLLOWS:

Article I

INTERPRETATION

1.1

Definitions.   For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

(a)

"Agreement" means this Agreement as from time to time supplemented or amended;

(b)

"Base Fee" means that compensation set forth in section "4.1" below;

(c)

"Board of Directors" or "Board" means the Board of Directors of the Company, or any successor to the Company, as duly constituted from time to time;

(d)

"Effective Date" has the meaning ascribed to it in section "3.1" hereinbelow;

(e)

"Indemnified Party" has the meaning ascribed to it in section "7.1" hereinbelow;

(f)

"Non-Renewal Notice" has the meaning ascribed to it in section "3.2" hereinbelow;

(g)

"Term" has the meaning ascribed to it in section "3.1" hereinbelow; and

(h)

"Termination Fee" has the meaning ascribed to it in section "3.4 below.

1.2

Interpretation.   For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)

the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, section or other subdivision of this Agreement;

(b)

the headings are for convenience only and do not form a part of this Agreement nor are they intended to interpret, define or limit the scope or extent of this or any provision of this Agreement;

(c)

any reference to an entity shall include and shall be deemed to be a reference to any entity that is a successor to such entity; and

(d)

words in the singular include the plural and words in the masculine gender include the feminine and neuter genders, and vice versa.

Article II

SERVICES AND DUTIES OF BRIAN

2.1

General Services.   During the Term (as hereinafter defined) of this Agreement Brian will provide the Company with such general corporate, administrative, technical, operating and management services as is consistent with industry practice and considered necessary or advisable within the normal duties of the Senior Vice-President and COO of a company such as the Company (collectively, the "Services").

2.2

Specific Services.   Without limiting the generality of the Services to be provided as set forth in section "2.1" hereinabove, it is hereby acknowledged and agreed that Brian will provide the following specific services:

(a)

supervision of the hiring of competent personnel as are required for the efficient marketing and operation of the Company's business;

(b)

the management and supervision of the performance of personnel and of the operation of various business enterprises of the Company;

(c)

specific responsibility for the operations of Canada Pumice;

(d)

the identification of business opportunities for the Company, the conduct of due diligence, and assistance in the negotiation and conclusion of contracts for such opportunities;

(e)

assistance in the coordination and administration of all development programs of the Company;

(f)

assistance with capital funding projects and resources which are necessarily incidental thereto, and the coordination of the processes of seeking and maintaining public listings and offerings;

(g)

assistance in the coordination and the preparation and dissemination of business plans and reports for the Company;

(h)

assistance in the liaison with and the setting up of corporate alliances for the Company with other mining companies, marketers and financial groups, the Company's auditors, the Company's solicitors and the Company's affiliated companies and business partners; and

(i)

such other activities as are necessary or incidental to the above from time to time.

2.3

Officer Positions.   Brian agrees to serve as Senior Vice-President and COO of the Company at the pleasure of the Board, but that the board shall not dismiss except for material default, or until he reasonably determines that he cannot adequately fulfill the role and determines to resign in favour of a more capable individual or until he determines that the Company is reasonably incapable of continuing as a viable or reputable business enterprise.   It is agreed that the board may determine to promote Brian to the Position of President of the Company during the term of this Agreement.  Should the Board determine to appoint Brian President, and should he accept, then such appointment shall take effect for an additional $1.00 per year in the event that the Parties disagree on other arrangements.

2.4

Company Support. The Company shall reasonably make available all such resources as shall be required for Brian to perform the Services and otherwise to fulfill the requirements of this Agreement.  The Company covenants it shall provide Brian with all such reasonable resources, financial and otherwise, as Brian shall require to fulfill his reasonable goals as determined by the Board and this Agreement.

Article III

TERM, RENEWAL AND TERMINATION

3.1

Term.   The Term of this Agreement (the "Term") is for a period of approximately five (5) years commencing on April 28, 2004 (the "Effective Date") and terminating April 28, 2009.

3.2

Renewal.   This Agreement shall renew automatically for subsequent two-year periods if not specifically terminated in accordance with the following provisions. Renewal shall be on the same terms and conditions contained herein, unless modified and agreed to in writing by the Parties, and this Agreement shall remain in full force and effect (with any collateral written amendments) without the necessity to execute a new document. A Party hereto determining not to renew agrees to notify the other Parties hereto in writing at least 90 calendar days prior to the end of the Term of its intent not to renew this Agreement (the "Non-Renewal Notice") and such non-renewal shall be subject to the Termination Fee provisions of sec. 3.4.

3.3

Termination.   Notwithstanding any other provision of this Agreement, this Agreement may be terminated by a Party upon written notice if:

(a)

the other Party fails to cure a material breach of any provision of this Agreement within 30 calendar days from its receipt of written notice from said Party (unless such breach cannot be reasonably cured within said 30 calendar days and the other Party is actively pursuing curing of said breach); or

(b)

the other Party commits fraud or serious neglect or misconduct or illegal act and is convicted in a court of law in the discharge of its respective duties hereunder or under the law; or

(c)

the other Party becomes adjudged bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy, and where any such petition is not dismissed.

3.4

Termination Fee.   Commencing on the first anniversary of this Agreement, in the event that this Agreement is terminated for any other reason not provided by section 3.3 above (by act or constructively), or fails to renew due to failure of agreement after the issuance of a Non-Renewal Notice, or otherwise at the termination of this Agreement, Brian shall receive a termination fee (the "Termination Fee") equal to the sum of:

(a)

extension of any outstanding stock options for a period of one (1) year after termination or, at the optionee's election, the immediate vesting and exercise of all granted options and the immediate right to employ 'net exercise' privileges; plus

(b)

the greater of:

(i)

the aggregate remaining Base Fee for the unexpired remainder of the Term; or

(ii)

Six months of Base Fee (Base Fee multiplied by six) plus one month of Base Fee for each year, or portion thereof, served after the Effective Date;

but that such aggregate sum of this section 3.4(b) shall not exceed the Base Fee multiplied by 12 (this sec. 3.4(b) is called the "Non-Option Termination Fee" as a sub-component of the Termination Fee).

At the Company's election (such election to be made within 15 days of the effective date of termination, as defined hereafter) the Non-Option Termination Fee may be paid in 12 equal monthly installments commencing with the first payment 15 days after the effective date of termination (being the earlier of the expiry of Agreement after a non-Renewal Notice or otherwise the date of notice (or constructive notice) of termination or the expiration of notice of default of section 3.3 above).  In the event of failure to elect or any dispute as to quantum of the Termination Fee (any claimed set-off or counter-claim shall not be deducted from the Termination Fee but shall only be recovered after any judgement), payment thereof shall not be delayed or deferred but shall be made in full immediately at an amount established by Brian's selected accountant (if Brian fails to appoint an accountant within ten days of Company demand, then the quantum shall be established by an accountant selected by the Company). The amount of such Termination Fee as determined by the accountant shall be irrevocably deemed an amount due and certain and immediately exigible and payable and the Company waives all defenses to immediate payment of the same and any counterclaims or deductions or set-offs or other allegations of any nature shall not affect the immediate collectibility of the total Termination Fee.  If the Company fails to pay or disputes the quantum of the Termination Fee as determined by the accountant then Brian may acquire summary judgement for the same to which the Company concurs and attorns.. Any claims by the Company against Brian shall not interrupt payment of the Termination Fee and any Company claims shall be paid by Brian only when and in accordance with judgement if a court should find against Brian.

3.5

Disability.   If Brian is unable to continue an employment, whether through disability or otherwise, and Brian consequently is unable to provide the Services adequately, then the Company shall fund a disability plan which shall continue for a period of twelve (12) months at seventy five (75%) percent of the average Base Fee and Incentive Fee of the two years preceding termination ("Disability Fund Sum"). If physically capable, Brian shall be made available for consultation for up to ten (10) hours per week, non-cumulative, at no cost to the Company.  For additional hours per week, Brian shall be paid at a per diem rate (any time spent in a day shall be deemed to be a full day) equal to the per annum Disability Fund Sum divided by 260.

3.6

Death.   In the event that Brian is unable to provide the Services due to death then the Company shall terminate this Agreement as a without fault termination and the Termination Fee shall be payable in accordance with section 3.4 to Brian's estate.

Article IV

COMPENSATION OF BRIAN

4.1

Base Fee.   For all Services rendered by Brian under this Agreement, the Company shall pay Brian a fee (the "Base Fee") of fifteen thousand ($15,000) dollars per month.  In addition to the Base Fee, the Company may, in its absolute discretion, consider paying bonuses or other compensation at intervals through the Term (the aggregate of all compensation collectively called the "Fee").  All Fees paid hereunder shall be subject to such withholding deductions as may be required by law.

The Base Fee shall be reviewed on each anniversary date of this Agreement for amendment of quantum, including any benefits such as insurance, medical and dental plans, and the like.  In the event that the parties cannot agree within thirty (30) days to amendment, the Base Fee shall be automatically increased by the Cost of Living Index for the City of Vancouver, as published by the Canadian federal government, and all other Fees shall remain discretionary with the Company's Board.

4.2

Incentive Fee.   In addition to the Base Fee, Brian shall also receive an incentive fee (the "Incentive Fee") which shall be no less than that established by the Board for other management.  The incentive fee shall be based on the following examples, but not limited to, equity raised, industry financing of projects, milestones of project developments (i.e. resource calculations, scoping studies, feasibility studies, project financings, sales targets), mergers with other companies, listing the company in other jurisdictions and other company milestones.

4.3

Benefits.    As Brian becomes eligible therefore, the Company shall provide Brian with the right to participate in and to receive benefits from all life insurance, pension plans, medical insurance and all similar benefits made available generally to staff of the Company.  The Company agrees to purchase and pay the costs (or, at the election of Brian increase the Fee to cover the cost) of full disability and life insurance policies for Brian.  Subject to availability and costs, the disability insurance shall be for a benefit equal to ten thousand dollars per month ($10,000) and the life insurance shall be term insurance for a minimum of five hundred thousand dollars ($500,000.00) and a maximum of two million dollars ($2,000,000).  Brian shall also receive all such other benefits as are generally available to senior officers including car allowances and travel benefits.

4.4

Options.   On execution hereof Brian shall receive an option for 2,000,000 shares vested immediately, exercisable for the term of this Agreement, exercisable at $0.74 per share and having the benefit of 'net exercise' and the right to be paid employing other stock of Brian at a 1:1 ratio.  Options shall be qualified by filing of an S-8 registration.  As future stock options become available in the Company, and for which Brian is eligible, he shall have the right to receive additional options.

4.5

Vacation and Sick Time.   Exclusive of any Company holidays established by the Board, Brian shall be entitled to six (6) weeks (exclusive of Saturdays, Sundays and statutory holidays) of vacation per year with full pay.  If Brian is unable for any reason to take the total amount of vacation time authorized herein in any year, he may take double salary in lieu thereof or he may carry over two weeks of that time and add it to his authorized vacation time for the immediately following year only, or he may take a combination thereof.  Brian shall be entitled to be absent due to illness twenty (20) days per year with full pay.  If at the end of the year Brian has any unused leave for illness, such unused leave shall be carried over to the succeeding year only.

4.6

Reimbursement of Expenses.   In the event Brian incurs costs for the Company then he shall be reimbursed within five (5) days of submission of invoice and support therefor.

Article V

ADDITIONAL OBLIGATIONS OF BRIAN

5.1

Confidentiality.   Brian will not, except as authorized or required by Brian's duties hereunder, reveal or divulge to any person or companies any information concerning the organization, business, finances, transactions or other affairs of the Company, or of any of its subsidiaries, which may come to Brian's knowledge during the continuance of this Agreement.

5.2

Compliance with Applicable Laws.   Brian will comply with all Canadian and foreign laws, whether federal, provincial or state, applicable to Brian's duties hereunder and, in addition, hereby represents and warrants that any information which Brian may provide to any person or company hereunder will be accurate and complete in all material respects and not misleading, and will not omit to state any fact or information which would be material to such person or company.

5.3

Reporting.   So often as may be required by the Board of Directors, Brian will provide to the Board of Directors of the Company such information concerning the results of Brian's Services and activities hereunder as the Board of Directors of the Company may reasonably require.  Brian will present his reports in written form or on a oral basis to the board, as they may request and at the reasonable times they request.

Article VI

INDEMNIFICATION AND LEGAL PROCEEDINGS

6.1

Indemnification.   The Company shall effect reasonable best efforts to maintain appropriate liability insurance for its officers, directors, and personnel. The Company shall make Brian party to all liability insurance policies, to the full extent permitted by such policies, which may be acquired for the benefit of all or any of the Company's board or management.  Brian (the "Indemnified Party") shall be indemnified and funded on a current basis for all losses, damages, legal expenses, and any other expenses or costs of any nature which may be occasioned by his service with the Company.  Inter alia, this indemnity shall apply to all manner of actions, proceedings, or prosecutions, whether civil, regulatory, or criminal, to which the Indemnified Party may be subject due in whole or in part to the Services provided herein or by virtue of any office held. This indemnity shall apply both during and after its Term for all matters arising during the Term, and any extension, until any limitation period has expired in respect to any action which might be contemplated.  The Company shall not refuse coverage for any purpose or reason and a strict presumption of innocence shall be applied and the Company may only seek refund of any coverage in the case of finding of fraud or criminal culpability, after exhaustion of all appeals.  The Company shall not be entitled to be reimbursed any costs or expenses in the event of settlement or of any finding of civil fault or liability except where fraud has been found and all appeals exhausted. The Company shall diligently seek and support any court approvals for the within indemnity as the Indemnified Party may require.  The Company shall pay all such retainers and trust requirements as counsel for the Indemnified Party may require and shall pay all accounts of counsel as they come due and such accounts shall be rendered in the name of the Company and, further, should the Company fail to pay any reasonable account, it shall attorn to all such actions, summary judgments, and garnishing orders as such counsel may consider fit to enforce and receive payment of its account. The Company shall not seek to settle or compromise any action without the approval of the Indemnified Party.  The Company warrants it shall employ due diligence and good faith and seek the best interests of the Indemnified Party as defendant in any action or prosecution. The Indemnified Party shall permit the Company to consult with their counsel and to be informed of any matters thereof, subject only to any requirements for legal privilege purposes.

6.2

Claim of Indemnification.   The Parties hereto agree to waive any right they might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy, security or claim payment from any other person before claiming this indemnity.

6.3

Notice of Claim.   In case any action is brought against an Indemnified Party in respect of which indemnity may be sought, the Indemnified Party will give the Company prompt written notice of any such action of which the Indemnified Party has knowledge.  Failure by the Indemnified Party to so notify shall not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in a forfeiture of substantive rights or defenses.

Article VII

FORCE MAJEURE

7.1

Events.   If either Party hereto is at any time either during this Agreement or thereafter prevented or delayed in complying with any provisions of this Agreement by reason of strikes, walk-outs, labour shortages, power shortages, fires, wars, acts of God, earthquakes, storms, floods, explosions, accidents, protests or demonstrations by environmental lobbyists or native rights groups, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market, unavailability of equipment, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of that Party, then the time limited for the performance by that Party of its respective obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.

7.2

Notice.   A Party shall within seven calendar days give notice to the other Party of each event of force majeure under section "7.1" hereinabove, and upon cessation of such event shall furnish the other Party with notice of that event together with particulars of the number of days by which the obligations of that Party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

Article VIII

NOTICE

8.1

Notice.   Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail to the Party, or delivered to such Party, at the address for such Party specified on the front page of this Agreement.  The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the third day after the same shall have been so mailed, except in the case of interruption of postal services for any reason whatsoever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

8.2

Change of Address.   Either Party may at any time and from time to time notify the other Party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

Article IX

GENERAL PROVISIONS

9.1

Entire Agreement.   This Agreement constitutes the entire agreement to date between the Parties hereto and supersedes every previous agreement, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the Parties with respect to the subject matter of this Agreement.

9.2

No Assignment.   This Agreement may not be assigned by either Party except with the prior written consent of the other Party.

9.3

Warranty of Good Faith.   The Parties hereto warrant each to the other to conduct their duties and obligations hereof in good faith and with due diligence and to employ all reasonable endevours to fully comply with and conduct the terms and conditions of this Agreement.

9.4

Further Assurances.   The Parties will from time to time after the execution of this Agreement make, do, execute or cause or permit to be made, done or executed, all such further and other acts, deeds, things, devices and assurances in law whatsoever as may be required to carry out the true intention and to give full force and effect to this Agreement.

9.5

Applicable Law.   The situs of this Agreement is Vancouver, British Columbia, and for all purposes this Agreement will be governed exclusively by and construed and enforced in accordance with the laws prevailing in the Province of British Columbia.  This Agreement shall be exclusively litigated in British Columbia unless the Parties voluntarily consent otherwise in writing.

9.6

Severability and Construction.   Each Article, section, paragraph, term and provision of this Agreement, and any portion thereof, shall be considered severable, and if, for any reason, any portion of this Agreement is determined to be invalid, contrary to or in conflict with any applicable present or future law, rule or regulation in a final unappealable ruling issued by any court, agency or tribunal with valid jurisdiction in a proceeding to which any Party hereto is a party, that ruling shall not impair the operation of, or have any other effect upon, such other portions of this Agreement as may remain otherwise intelligible (all of which shall remain binding on the Parties and continue to be given full force and effect as of the date upon which the ruling becomes final).

9.7

Consents and Waivers.   No consent or waiver expressed or implied by either Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall:

(a)

be valid unless it is in writing and stated to be a consent or waiver pursuant to this section;

(b)

be relied upon as a consent to or waiver of any other breach or default of the same or any other obligation or constitute a general waiver under this Agreement; or

(c)

eliminate or modify the need for a specific consent or waiver pursuant to this section in any other or subsequent instance.

IN WITNESS WHEREOF the Parties hereto have hereunto set their respective hands and seals in the presence of their duly authorized signatories effective as at the date first above written.

The CORPORATE SEAL of

)

CRYSTAL GRAPHITE CORPORATION

)

was hereunto affixed in the presence of:

)

)

/s/ Gordon Sales

)

(C/S)

Authorized Signatory

)

SIGNED, SEALED and DELIVERED by

)

BRIAN WEAR

)

in the presence of:

)

)

/s/ Vicky Allinson

)

Witness Signature

)

)

/s/ Brian Wear

)

BRIAN WEAR

End of Exhibit 10.5

EXHIBIT 10.6

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Ground and Equipment Lease, dated April 30, 2004, between the Company and 530526 B.C. Ltd.

Ground and Equipment Lease

530526 BC Ltd

AND:

CRYSTAL GRAPHITE CORPORATION

TABLE OF CONTENTS

1.	DEFINITIONS ...	6
1.1	Definitions	6

2.	INTENT, INTERPRETATION AND CONDITIONS	10
2.1	Net Lease	10
2.2	Entire Agreement	11
2.3	General Matters of Interpretation	11

3.	DEMISE AND TERM	12
3.1	Demise of Lands	12
3.2	Term	12
4.	OCCUPANCY AND POSSESSION	12
4.1	Possession	12
4.2	No Early Access	12
4.3	Landlord's Option to Terminate	12
4.4	Unavoidable Delays	12
4.5	Disputes	13
4.6	Continuous Occupancy	13

5.	RENT	13
5.1	Basic Rent	13
5.2	Percentage Rent	13
5.3	Reports of Gross Revenue	13
5.4	Tenant's Records	14
5.5	Right to Examine Books	14
5.6	Audit	14

6.	TAXES	14
6.1	Taxes and Tenant's Taxes	14
6.2	Tenant's Responsibility	14
6.3	Sales Taxes.	14
6.4	Alternative Allocation Basis	15

7.	UTILITIES	15
7.1	Services From Third Parties	15
7.2	Utilities	15
7.3	No Liability..	15

8.	USE AND DEVELOPMENT OF LANDS	16
8.1	Use	16
8.2	Suitability of Lands ...	16
8.3	No Nuisance or Interference	16
8.4	Development of Lands	16
8.5	Construction on Lands	16
8.6	Utility Systems and Ancillary Facilities	17
8.7	Maintenance of Security on Lands	17
8.8	Fire and Liability Insurance During Construction of Buildings	17
8.9	Tenant's Acknowledgements	l8

9.	OWNERSHIP OF BUILDINGS AND FIXTURES	18
9.1	Property of Tenant	18
9.2	Removal of Equipment	l8

10.	MAINTENANCE, REPAIRS AND ALTERATIONS	18
10.1	Signs	18
10.2	Surrender	19
10.3	Repairs	19
l0.4	Waste	19
10.5	Gravel and Top Soil.	19
10.6	Use, Maintenance and Repair of Landlord's Equipment	19
10.7	Compliance with Laws	20
10.8	Tenant's Representations and Warranties	20
10.9	Condition of Lands...	21
10.10	Use of Contaminants	21
10.11	Compliance with Environmental Laws	21
10.12	Evidence of Compliance	21
10.13	Confidentiality of Environmental Reports	22
10.14	Records	22
10.15	Access by Landlord	22
10.16	Notices ...	22
10.17	Removal of Contaminants	23
10.18	Ownership of Contaminants	23
10.19	Indemnity	23
10.20	Survival of Tenant's Obligations	24
10.21	Builders' and Other Liens	24
10.22	Contest of Liens	24
10.23	Notices	25

11.	INSURANCE AND INDEMNITY	25
11.1	Tenant's Insurance	25
11.2	Full Insurable Value	27
11.3	Cancellation of Insurance	27
11.4	Waiver	27
11.5	Payment of Insurance Proceeds	27
11.6	Limit of Liability for Landlord...	28
11.7	Tenant to Defend	28
11.8	Indemnification	28
11.9	Workers' Compensation Coverage.	29

12.	DAMAGE, DESTRUCTION AND EXPROPRIATION	30
12.1	Rent not to Abate	30
12.2	Tenant's Obligations when the Project is Damaged
	or Partially Destroyed	30
12.3	Tenant's Obligations when the Project is Completely
	or Substantially Destroyed	30
12.4	Replacement, Repair or Reconstruction to be Carried
	Out in Compliance with Article 8	30
12.5	Expropriation	30

12.6	Payment of Insurance Proceeds	31
12.7	Insufficient Proceeds	31
12.8	Landlord's Right of Termination when Project is
	Completely or Substantially Destroyed	31

13.	ASSIGNMENT AND SUBLETTING	31
13.1	Consent Required	.31
13.2	Landlord's Consent	32
13.3	Consent to Transfer	32
13.4	Corporate Ownership	33
13.5	Mortgaging by Tenant	34
13.6	Tenant to Comply with all of its Obligations	34
13.7	Assignment by the Landlord	34
13.8	Extinguishment of Subleases	35

14.	LANDLORD'S SPECIAL RIGHTS, ACCESS AND RESERVATIONS .35
14.1	Easements and Statutory Rights-of-way	35
14.2	Reservations.	35
14.3	Inspection of Lands	35
14.4	Tenant may Accompany	36

15.	STATUS STATEMENT, ATTORNMENT AND SUBORDINATION	36
15.1	Status Statement	36
15.2	Subordination and Attornment	36

16.	QUIET ENJ0YMENT	37
16.1	Quiet Enjoyment	37
16.2	Exception	37

17.	LANDLORD'S AND TENANT'S ADDITIONAL OBLIGATIONS	38
17.1	Landlord's Obligations	38
17.2	Tenant's Obligations	38

18.	DEFAULT, TERMINATI0N AND EXPIRY	38
18.1	Default, Termination and Expiry	38
18.2	Adjustment of Notice Period	38
18.3	Deemed Breach	39
18.4	Re-Entry	40
18.5	Liability and Indemnity to Continue	40
18.6	Prospective Damages	41
18.7	Waiver by Tenant	41
18.8	Interest	41
18.9	All Amounts Constitute Rent	41
18.10	Right to Distrain	41
18.11	Landlord May Cure	41
18.12	Injunctive Relief	42
13 18	Remedies Cumulative	42
18..14	Tenant May Not Terminate	42

19.	M0RTGAGING	42
19.1	Rights of Mortgagee	42
19.2	Notice to and Remedies of Mortgagee	43
19.3	Mortgage Subject to Landlord's Rights Under Lease	45
19.4	Protection of Mortgagee	45

20.	MISCELLANEOUS	45
20.1	Registration	45
20.2	Waiver	45
20.3	Legal Contests	46
20.4	Labour Disputes	46
20.5	Notices	46
20.6	Further Acts	46
20.7	Successors and Assigns	46
20.8	Overholding	46
20.9	Documentation and Administration Fees	47

21.	ARBITRATION	47
21.1	Arbitration	47

22.	ADDITI0NAL PROVISIONS	47
22.1	Renewal	47
22.2	Option to Purchase	48
22.3	Option to Purchase the Lands	48
22.4	Right of First Refusal	48
SCHEDULE A - LEGAL DESCRIPTIONS OF THE LANDS
SCHEDULE B - EASEMENTS AND STATUTORY RIGHTS-OF-WAY AND LANDLORD'S EQUIPMENT LIST

GROUND AND EQUIPMENT LEASE

THIS LEASE dated for reference and made as of the 30thday of April, 2004

BETWEEN:

530526 BC LTD. , a British Columbia corporation, having its business address at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

(the "Landlord")

OF THE FIRST PART

AND:

CRYSTAL GRAPHITE CORPORATION , a British Columbia corporation, having its registered office at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5

(the "Tenant")

OF THE SECOND PART

WITNESSES THAT IN CONSIDERATION of the premises, the covenants contained in this Lease, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties covenant and agree as follows:

1.

DEFINITIONS

1.1

Definitions

In this Lease the following words and phrases shall have the meanings ascribed to them in this Section unless the context otherwise requires:

(a)

"Affiliate" has the meaning ascribed to it in the Business Corporations Act of British Columbia as at the date of this Lease;

(b)

"Arbitration Notice" has the meaning set out in Section 21.1;

(c)

"Basic Rent" means the amounts set out in Section 5.1;

(d)

"Commencement Date" means April 30, 2004;

(e)

"Disturbance Exceptions" has the meaning set out in Section 16.2;

(f)

"Encumbrances" has the meaning set out in Section 15.2;

(g)

"Environment" includes the air (including all layers of the atmosphere), land (including soil, sediment deposited on land, fill and lands submerged under water)

and water (including oceans, lakes, rivers, streams, groundwater and surface water);

(h)

"Environmental Contaminants" or "Contaminants" means any radioactive materials, asbestos materials, urea formaldehyde, underground or aboveground tanks, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive or toxic substances, special waste or waste of any kind or any other substance the storage, manufacture, disposal, treatment, generation, use, transport, remediation or Release into the Environment of which is now or hereafter prohibited, controlled or regulated under Environmental Laws, unless permitted by governmental permit;

(i)

"Environmental Laws" means any and all statutes, laws, regulations, orders, bylaws, standards, guidelines, permits and other lawful requirements of any federal, provincial, municipal or other governmental authority having jurisdiction over the Lands, now or hereafter in force with respect in any way to the Environment, health, occupational health and safety, product liability or transportation of dangerous goods, including the principles of common law and equity;

(j)

"Excavated Material" has the meaning set out in Section 10.5;

(k)

"Fair Market Rental Value" [intentionally  deleted];

(l)

"Full Insurable Value" has the meaning set out in Section 11.2;

(m)

"Gross Revenue" [intentionally  deleted];

(n)

"Landlord" means the party of the first part;

(o)

"Landlord's Equipment" means the machinery and equipment listed in Schedule B and located and left on the Lands for the use of the Tenant as set forth in Section 10.6;

(p)

"Lands" means those lands legally and more particularly described in Schedule A attached hereto, together with existing buildings and improvements situate thereon at the commencement date of this Agreement (as described in Schedule A attached hereto);

(q)

"Lease Year" means a 12 month period commencing on the first day of the Term or on any anniversary of that day;

(r)

"Market Value of the Lands" [intentionally deleted];

(s)

"Mortgage" means a mortgage or mortgages upon or in respect of and specifically charging the leasehold interest of the Tenant in the Lands and the Project or any part thereof and includes any debenture or deed of trust and mortgage to secure any bonds or debentures issued thereunder, and any assignment of rents made to the Mortgagee as security;

(t)

"Mortgagee" means a mortgagee or mortgagees under a Mortgage;

(u)

"Percentage Rent" [intentionally  deleted];

(v)

"Person" or "person" includes an individual, firm, corporation, partnership, group of individuals, or any combination of them, and the personal or other legal representatives of such person to whom the context can apply at law;

(w)

"Prime Rate" means the rate of interest per annum (regardless of how or when calculated) designated from time to time by the Bank of Montreal (the "Bank") as being the prime commercial lending rate (now commonly known as the Bank's prime rate) charged by the Bank for demand loans in Canadian funds made at the main branch of the Bank in Vancouver, British Columbia (and if at any time there is more than one prime commercial lending rate of the Bank then the Prime Rate shall be the highest prime commercial lending rate of the Bank);

(x)

"Project" means the use of the Lands for any use permitted by the applicable zoning for the Lands, as such zoning may vary from time to time, and as consented to by the Landlord, acting reasonably. In this regard, it is understood and agreed that the Tenant may, without Landlord approval, employ the Lands so as to permit the Lands, and all Tenant improvements thereon, to be used as a facility for ore and material processing, bagging, storage and transport. In connection with such proposed use and provided all applicable governmental laws, bylaws, rules and regulations are complied with, the Tenant shall be permitted to construct and operate on the Lands such roads, green spaces, buildings, and other improvements in pursuit of the proposed use, or such other uses permitted by the applicable zoning for the Lands and, as to the latter, as consented to by the Landlord acting reasonably, all in accordance with plans and specifications approved by the Landlord, acting reasonably;

(y)

"Release" includes, but is not limited to, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;

(z)

"Renewal Term" has the meaning set out in Section 22.1;

(z1)

"Rent" means Basic Rent and all other moneys payable by the Tenant under this

Lease whether or not designated as "Rent";

(aa)

"Sales Taxes" means any and all taxes, fees, levies, charges, assessments, rates, duties and excises (whether characterized as sales taxes, purchase taxes, value-added taxes, goods and services taxes or any other form of tax) which are imposed on the Landlord or which the Landlord is liable to pay, and which are levied, rated or assessed on the act of entering into this Lease or otherwise on account of this Lease, on the use or the occupancy of the Lands or any portion of the Lands, on the Rent or any portion of the Rent payable under this Lease or in connection with the business of renting the Lands or any portion of the Lands. Provided that if the Sales Taxes are reduced by reason of any exemption or deduction to which the Landlord is entitled by virtue of:

(i)

the payment of any taxes, fees, levies, charges, assessments, rates, duties or excises upon the purchase price of any lands or of any interest in such lands whether before, concurrently with or after the execution and delivery of this Lease; or

(ii)

the payment of any taxes, fees, levies, charges, assessments, rates, duties or excises with respect to rents, additional rents and any other amounts payable by the Landlord as a tenant under any lease whether such lease is now existing or arises after the date of execution and delivery of this Lease, then the Sales Taxes shall be deemed to be the amount which would have been imposed on the Landlord with respect to the Rent payable by the Tenant to the Landlord under this Lease had no such exemption or deduction been permitted. The Landlord shall have the right, in its sole discretion, to allocate any exemption or deduction to which the Landlord is entitled: (i) in such a way as to reduce the Sales Taxes to the extent and in such proportion as the Landlord may in its sole discretion determine, or (ii) in such a way as not to reduce the Sales Taxes at all. Provided however, Sales Taxes shall exclude all of the following: (i) income tax under Part I of the Income Tax Act of Canada, (ii) the Tenant's Taxes, and (iii) the Taxes;

(bb)

"Share Transfer" has the meaning set out in Section 13.4;

(cc)

"Taxes" means all taxes, fees, levies, charges, assessments, rates, duties and excises which are now or may hereafter be levied, imposed, rated or assessed upon or with respect to the Lands or any part of the Lands and the Project or any part of the Project, whether levied, imposed, rated or assessed by the Government of Canada, the Government of British Columbia, or any political subdivision, political corporation, district, municipality, city or other political or public entity, and whether or not now customary or in the contemplation of the parties on the date of this Lease. Without restricting the generality of the foregoing, Taxes shall include all:

(i)

real property taxes, general and special assessments and capital taxes;

(ii)

taxes, fees, levies, charges, assessments, rates, duties and excises for transit, housing, schools, police, fire or other governmental services or for purported benefits to the Lands;

(iii)

local improvement taxes, service payments in lieu of taxes, and taxes, fees, levies, charges, assessments, rates, duties and excises, however described, that may be levied, rated or assessed as a substitute for, or as an addition to, in whole or in part, any property taxes or local taxes; and

(iv)

costs and expenses including legal and other professional fees and interest and penalties on deferred payments, incurred by the Landlord in contesting or appealing any taxes, assessments, rates, levies, duties, excises, charges or other amounts as aforesaid, but Taxes shall exclude all of the following: (i) income tax under Part I of the Income Tax Act of Canada, (ii) the Tenant's Taxes, (iii) the Sales Taxes; and (iv) provincial capital tax and federal large corporation capital tax assessed against the Landlord;

(dd)

"Tenant" means the party of the second part;

(ee)

"Tenant's Taxes" means all taxes, fees, levies, charges, assessments, rates, duties and excises which are now or may hereafter be levied, imposed, rated or assessed by any lawful authority relating to or in respect of the business of the Tenant or a subtenant or relating to or in respect of personal property and all business and trade fixtures, machinery and equipment, cabinet work, furniture and movable partitions owned or installed by the Tenant or being the property of the Tenant, or relating to or in respect of improvements to the Lands built, made or installed by the Tenant, on behalf of the Tenant or at the Tenant's request (including without limitation, the Project) whether any such amounts are payable by law by the Tenant or by the Landlord and whether such amounts are included by the taxing authority in the Taxes;

(ff)

"Term" means the period of ten (10) years commencing on the Commencement Date, and includes any Renewal Term;

(gg)

"Transfer" has the meaning set out in Section 13.1; and

(hh)

"Transferee" has the meaning set out in Section 13.1.

2.

INTENT, INTERPRETATION AND CONDITIONS

2.1

Net Lease

This Lease is intended to be a lease which is absolutely net to the Landlord so that, save as otherwise expressly provided in this Lease, the Landlord shall incur no cost with respect to the Lands or the development, use, operation or occupation of the Lands or with respect to the use, maintenance and repair of the Landlord's Equipment during the Term. Accordingly, in addition to the Basic Rent payable pursuant to Section 5.1 , the Tenant shall pay as the same become due, and shall indemnify the Landlord against, every cost which relates to or arises from the Lands or the development, use, operation or occupation of the Lands or with respect to the use, maintenance and repair of the Landlord's Equipment, whether such cost is of a capital or operating nature, whether incurred in respect of activities carried on by the Tenant, or any other Person on the Lands or by a Tenant of the Lands or a portion of the Lands, and whether or not such cost is presently within the contemplation of the parties. Notwithstanding the foregoing this Section shall not be interpreted to make the Tenant responsible for the Landlord's income tax under Part I of the Income Tax Act of Canada, and provincial capital tax and federal large corporation capital tax assessed against the Landlord..

11

2.2

Entire Agreement

This Lease includes the Schedules attached to it. This Lease supersedes all negotiations and agreements between the Landlord and the Tenant that precede the date of this Lease for the use and occupation of the Lands. There are no covenants, promises, agreements, conditions, representations, warranties or understandings, either oral or written, between the parties concerning this Lease or the Lands or any matter related to either of them except those that are set out in this Lease. No alteration, amendment, change or addition to this Lease is binding upon the Landlord unless it is in writing and signed by the Tenant and two authorized representatives of the Landlord.

2.3

General Matters of Interpretation

(a)

Each obligation under this Lease is a covenant of the party having such obligation.

(b)

The captions, section numbers, article numbers and Table of Contents (if any) do not define, limit, construe or describe the scope or intent of the Sections or articles, and are for convenience of reference only.

(c)

Whenever the context so requires, the neuter gender shall include the masculine, the feminine and the body corporate, and the singular number shall include the plural, and vice versa.

(d)

The language in all parts of this Lease shall in all cases be construed as a whole and not strictly for nor against the Landlord or the Tenant.

(e)

If a part of this Lease or the application of it to a Person or circumstance, is to any extent held or rendered invalid, unenforceable or illegal, that part:

(i)

is independent of the remainder of the Lease and is severable from it, and its invalidity, unenforceability or illegality does not affect, impair or invalidate the remainder of this Lease; and

(ii)

continues to be applicable to and enforceable to the fullest extent permitted by law against any Person and circumstances except those as to which it has been held or rendered invalid, unenforceable or illegal.

(f)

No part of this Lease shall be enforced against a Person, if, or to the extent that by doing so, the Person is made to breach a law, rule, regulation or enactment.

(g)

This Lease shall be construed in accordance with the laws of Canada and the Province of British Columbia.

(h)

Time is of the essence of this Lease.

12

3.

DEMISE AND TERM

3.1

Demise of Lands and Equipment

The Landlord leases to the Tenant and the Tenant leases from the Landlord the Lands and the Landlord's Equipment for the Term and upon and subject to the terms, conditions, covenants and provisions set out in this Lease.

3.2

Term

The Tenant shall have and hold the Lands and the Landlord's Equipment for the Term, unless earlier terminated pursuant to the provisions of this Lease.

4.

OCCUPANCY AND POSSESSION

4.1

Possession

The Landlord shall deliver vacant possession and use of the Lands and the Landlord's Equipment to the Tenant on the first day of the Term.

4.2

No Early Access

[Intentionally Deleted]

4.3

Landlord's Option to Terminate

If the Project is damaged or destroyed and was to have been restored or rehabilitated by the Tenant pursuant to Article 12 and such restoration and rehabilitation is not completed within the period of 24 months immediately following such date of damage or destruction, then the Landlord shall be entitled to terminate this Lease, by giving written notice of termination to the Tenant following the expiry of such 24-month period and such termination shall take effect 60 business days following receipt of such notice.

4.4

Unavoidable Delays

If the Tenant is actually and necessarily delayed in commencing or completing the construction of the buildings or improvements comprising the Project by fire, earthquake, acts of God, the elements, war or civil disturbance, strikes or other labour disturbances, economic controls making it impossible to obtain the necessary labour or materials, or other matters or conditions beyond the control of the Tenant (but excluding the financial condition of the party delayed or any matter or condition that is the fault of the party delayed), a period equal to the duration of such delay, but in no event exceeding 24 months, shall be added to the 24-month period referred to in Section 4.3. The onus of establishing that such a delay has occurred shall be upon the Tenant.

13

4.5

Disputes

Any dispute as to:

(a)

the interpretation and application within this Article 4 of the definitions contained in Section 1.1;

(b)

whether restoration or rehabilitation of the Project has taken place within the time prescribed by Section 4.3; or

(c)

the length of the period of extension under Section 4.4,

shall be determined by arbitration pursuant to Section 21.1.

4.6

Continuous Occupancy

The Tenant will, throughout the Term, use and develop the Lands and employ the Landlord's Equipment for the business purpose set out in Section 8.1 and will then continuously and actively conduct the business set out in Section 8.1.

5.

RENT

5.1

Basic Rent

The Tenant shall during the Term pay to the Landlord in lawful money of Canada, without any set-off, abatement or deduction whatsoever annual Basic Rent as follows:

(a)

during the Term, $82,500 per year payable in advance in equal monthly installments of $6875 commencing on the Commencement Date and continuing until the last month of the Term;

(b)

during any Renewal Term, the amount determined in accordance with section  22.1;

To the extent that the Landlord grants to the Tenant any rights of access over other lands owned by the Landlord, which rights shall be on terms and conditions acceptable to the Landlord and be appurtenant to the Lease, the Tenant shall be obligated to pay annual rent to the Landlord in respect thereof in addition to the rent paid by the Tenant for the Lands.

5.2

Percentage Rent

[intentionally  deleted]

5.3

Reports of Gross Revenue

[intentionally  deleted]

14

5.4

Tenant's Records

[intentionally  deleted]

5.5

Right to Examine Books

[intentionally  deleted]

5.6

Audit

[intentionally  deleted]

6.

TAXES

6.1

Taxes and Tenant's Taxes

From and after the Commencement Date and during the Term, the Tenant shall pay to the appropriate tax authority, or to the Landlord, as the Landlord directs, before delinquency, all Taxes and Tenant's Taxes. All Taxes which relate to a fiscal year during which the Term commences or terminates shall be prorated between the Landlord and the Tenant.

6.2

Tenant's Responsibility

The Tenant shall, at the Landlord's request, promptly deliver to the Landlord receipts for payment of all Taxes and Tenant's Taxes payable by the Tenant, notices of any assessments for Taxes or Tenant's Taxes or other assessments received by the Tenant that relate to the Lands and the Project, and whatever other information relating to Taxes or Tenant's Taxes the Landlord reasonably requests from time to time. The Tenant shall deliver to the Landlord, at least 10 business days before the last date for filing appeals, notice of any appeal or contestation that the Tenant intends to institute with respect to Taxes or Tenant's Taxes payable by the Tenant and obtain the prior written consent of the Landlord for the appeal or contestation, which consent shall not be unreasonably withheld. If the Tenant obtains the Landlord's consent and does not pay the Taxes or Tenant's Taxes before the appeal or contestation, the Tenant shall deliver to the Landlord whatever security for the payment of the Taxes or Tenant's Taxes the Landlord reasonably requires, promptly and diligently prosecute the appeal or contestation, and keep the Landlord informed on all aspects of it. The Tenant shall indemnify and save the Landlord harmless from all loss, cost, charges and expenses arising from Taxes or Tenant's Taxes as well as any taxes, rates, levies and assessments that may be levied or imposed in place of Taxes or Tenant's Taxes, whether against the Landlord or the Tenant including, but not limited to, increases in Taxes or Tenant's Taxes arising out of an appeal or contestation by the Tenant. The Tenant shall deliver to the Landlord any security for such an increase in Taxes or Tenant's Taxes or any other taxes that the Landlord reasonably requires.

6.3

Sales Taxes

The Tenant shall pay to the Landlord an amount equal to any and all Sales Taxes, it being the intention of the parties that the Landlord shall be fully reimbursed by the Tenant in respect of any and all Sales Taxes payable by the Landlord. The amount of the Sales Taxes so payable by the Tenant shall be calculated by the Landlord in accordance with the applicable legislation and shall be paid to the Landlord at the same time as the amounts to which such Sales Taxes apply are payable to the Landlord under the terms of this Lease or upon demand at such other time or times as the Landlord from time to time determines. Notwithstanding anything in this Lease to

15

the contrary, the amounts payable by the Tenant under this Section 6.3 shall be deemed not to be Rent, but the Landlord shall have all of the same rights and remedies for the recovery of such amounts as it has for recovery of Rent under this Lease.

6.4

Alternative Allocation Basis

If any taxing authority fails to make anyone or more of the allocations necessary in order to determine any amount payable by the Tenant in respect of Taxes or Tenant's Taxes herein, the

Landlord shall make such allocations using then current established principles of assessment (if any) used by such taxing authority or on such other basis as the Landlord shall in its reasonable judgment established and such allocation shall be binding upon the Tenant.

7.

UTILITIES

7.1

Services From Third Parties

The Tenant may obtain, at its sole cost and expense, services from independent third parties, including fire and ambulance services, police services, natural gas services, telephone services and other service and utility suppliers.

7.2

Utilities

The Tenant shall promptly pay all charges for water, gas, electricity, scavenging, salvage, telephone, power and other utilities and services used on or in respect of the Lands, or any part of the Lands, and the Project, together with all costs and charges for all fittings, machines, apparatus, meters and any other thing leased or supplied in respect of such utilities and services and all costs and charges for all work and services performed by any Person in respect of such utilities and services in respect of the Lands and the Project. The Landlord shall not be requested to provide any facilities for utility services to the Lands and the Project. Notwithstanding the foregoing, in the event the Landlord has adjacent facilities with services and in order to facilitate the Project use of the Lands herein contemplated and provided the District consents thereto and the Landlord is of the opinion that it will not be adversely affected, the Landlord will allow the Tenant to share existing municipal services which currently service the Landlord's property and such services will be separately metered ( by meters installed at the expense of the Tenant) or otherwise appropriately and fairly apportioned between the Landlord and the Tenant according to their respective usage of such services.

7.3

No Liability

The Landlord shall not be liable for any injury to the Tenant, its employees or agents or to any property of them or for consequential damages or for any other costs, losses or damages of whatsoever kind caused by or arising out of any interruption or failure in the supply of any utility or service to the Lands and the Project, and the Landlord shall assign to the Tenant any rights of the Landlord against independent third parties for such interruption or failure.

16

8.

USE AND DEVELOPMENT OF LANDS

8.1

Use

The Lands and the Landlord's Equipment are leased hereby to the Tenant in consideration of the Rent for the construction and operation of the Project and the Tenant shall not use the Lands nor allow the Lands to be used for any other use, nor in any manner inconsistent with such use and occupancy, except for such other uses as are permitted in writing by the Landlord, such permission not to be unreasonably with held.

8.2

Suitability of Lands

The Tenant has satisfied itself that the Lands are suitable for uses as described in Section 8.1.

8.3

No Nuisance or Interference

The Tenant shall not without the prior written approval of the Landlord use or permit any Person to use any portion of the Lands for any purpose which constitutes a nuisance or which endangers or interferes with the operations or activities of the Landlord on lands adjacent to the Lands or of any other person lawfully entitled to conduct operations or activities on the Lands or adjacent lands. Upon written notice to the Tenant from the Landlord or from any lawful authority having jurisdiction requiring the abatement of any nuisance caused by the Tenant or arising directly or indirectly out of the operations carried on upon the Lands, the Tenant shall immediately abate or cause to be abated such nuisance or contravention accordingly.

8.4

Development of Lands

The Tenant shall diligently and in a good and workmanlike manner develop the Project on the Lands in accordance with plans and specifications approved by the Landlord (and, in all cases in this Agreement, if the Landlord or a representative is engaged in the process with the Tenant on an on-going basis or supervisory or official position then approval is deemed to have occurred) and all applicable laws and, where necessary, adopt procedures or regulations to deal with environmental and ecological concerns as agreed between the Landlord and the Tenant, and in the event of disagreement either party may, upon 30 business days' notice to the other party, request that such disagreement be determined by arbitration pursuant to Section 21.1.

8.5

Construction on Lands

The Tenant is hereby granted permission, and shall at its sole cost and expense, diligently and in a good and workmanlike manner construct or cause to be constructed in accordance with plans and specifications approved by the Landlord and all applicable laws, and shall operate upon the Lands, any and all buildings, improvements and facilities necessary for the operation of the Project. Prior to commencing construction of any buildings or improvement, the Tenant shall submit working drawings to the Landlord in reasonable detail and the Tenant shall first obtain written consent of the Landlord before commencing such construction, such confirmation not to be unreasonably delayed or withheld. Any dispute in respect of a building or improvement, or construction of a building or improvement which is not resolved by the parties within 30 business days of receipt of notice from one party to the other shall be determined by arbitration pursuant to Section 21.1.

17

8.6

Utility Systems and Ancillary Facilities

Contemporaneously with the completion of construction of the Project on the Lands, the Tenant shall complete the installation of utility systems and ancillary facilities such as paved access roadways, paved parking areas, lighting and other improvements necessary for the use of the Lands as described in Section 8.1.

8.7

Maintenance of Security on Lands

The Tenant shall provide reasonable security in respect of buildings and improvements on the Lands having regard to the nature of such buildings and improvements and the uses and contents thereof, and shall co-operate in all reasonable ways with the security personnel (if any) engaged by the Landlord.

8.8

Fire and Liability Insurance During Construction of Buildings

(a)

The Tenant shall effect or shall cause its contractor or contractors to effect prior to the commencement of construction of the Project, or any portion thereof, and shall maintain and keep in force until the insurance required under Article 11 shall have been effected, insurance:

(i)

protecting both the Tenant and the Landlord and the Landlord's servants and agents (without any rights of cross claim or subrogation against the Landlord) against claims for personal injury, death, or property damage, or other third-party or public liability claims arising from any accident or occurrence upon, in, or about the Lands and from any cause, including the risks occasioned by the construction of the Project, and to an amount reasonably satisfactory to the Landlord, for any personal injury, death, property, or other claims in respect of anyone accident or occurrence; and

(ii)

protecting both the Tenant and the Landlord and the Landlord's servants and agents from loss or damage (without any rights of cross claim or subrogation against the Landlord) to the Project and all fixtures, equipment, improvements, and building materials on the Lands from time to time both during and after construction (but which may be by policies effected from time to time covering the risk during different phases of construction of the Project) against fire, earthquake and all other perils from time to time customarily included in the usual all-risks builders' risk form of policy applicable to similar properties during construction and effected in the Province of British Columbia by prudent owners, and such other perils as the Landlord may reasonably require to be insured against to the full insurable value thereof at all times and in any event in the amount sufficient to prevent the Landlord or the Tenant being deemed co-insurer;

(b)

The proceeds of insurance which may become payable under any policy of insurance effected pursuant to this Section 8.8 shall be payable to the Tenant only and shall be available to finance repair and reconstruction of the Project; and

(c)

All of the provisions of Article 11 respecting insurance which are of general application shall apply to the insurance coverage which is effected during construction of the Project as required by this Section 8.8.

8.9

Tenant's Acknowledgements

The Tenant acknowledges and agrees that the Landlord has no obligations whatsoever to perform any work either on, at or near the Lands so as to get the Lands "ready" for the Tenant's proposed use or development thereof or in respect of "bringing" or "providing" municipal services to the lot lines of the Lands, including any "road" works.

9.

OWNERSHIP OF BUILDINGS AND FIXTURES

9.1

Property of Tenant

All buildings and improvements, including without limitation, the Project, situated upon the Lands shall, at the commencement of the Term and during the Term, be the property of the Tenant. Whenever the Tenant builds, repairs, reconstructs, alters, restores, rehabilitates or demolishes any building or improvement as permitted or required by this Lease, the salvage from such demolition and excess material may be used or sold by the Tenant, as the case may be, without payment to the Landlord.

9.2

Removal of Equipment

At any time when the Tenant is not in default of this Lease, and upon the termination or expiry of this Lease or any part of this Lease and for a period of 45 days after such termination or expiration, the Tenant may, subject to the Landlord's right of distress, remove from the Lands (or the applicable portion of the Lands to which this Lease is terminated) any building, improvement, or equipment installed by the Tenant on the Lands or in buildings on the Lands whether or not such building, improvement or equipment is fastened to the Lands, buildings or to other improvements located upon the Lands, and regardless of the manner in which any such building, improvement or equipment is so fastened, provided however that under no circumstances shall any building, improvement or equipment be removed prior to termination of the Term if such building, improvement or equipment is fundamental to the operation of the Project, unless the same is being replaced or unless the Landlord has given its prior written consent. The Tenant shall fully repair any damage occasioned by the removal of any such building, improvement or equipment and shall leave the Lands and the buildings and improvements on the Lands, including without limitation, the Project, in good, clean and neat condition.

10.

MAINTENANCE, REPAIRS AND ALTERATIONS

10.1

Signs

The Tenant shall be permitted to install such signage on the Lands as is reasonably required for identification of the Lands and the Tenant's use thereof. The design, construction and installation of any such signage shall be solely at the Tenant's expense.  All such signage shall comply with all applicable laws.

19

10.2

Surrender

The Tenant shall at the expiration or sooner termination of the Term in respect of all or any portion of the Lands, peaceably and quietly quit and surrender to the Landlord the Lands or relevant portion of the Lands in the manner required by the provisions of this Lease.

10.3

Repairs

The Tenant shall throughout the Term, at its own cost and expense, and without any cost or expense to the Landlord, keep and maintain all buildings, grounds, sidewalks, roads, parking areas and other improvements on the Lands, and all appurtenances, in good, neat and clean order and repair, to the best standards for similar businesses as that of the Project, ordinary wear and tear excepted. The Landlord shall not be obligated to make any repairs, improvements, replacements or renewals of any kind whatsoever to the Lands or any buildings or improvements on the Lands, including without limitation, the Project.

l0.4

Waste

The Tenant shall not consent to nor permit waste upon the Lands other than to the extent necessary for the development and operation of the Project.

10.5

Gravel and Top Soil

[Intentionally deleted]

10.6

Use, Maintenance and Repair of Landlord's Equipment

(a)

The Tenant shall:

(i)

ensure that the Landlord's Equipment is operated by competent personnel and in accordance with proper operating procedures specified by the manufacturer of the Landlord's Equipment;

(ii)

operate the Landlord's Equipment in accordance with all applicable laws;

(iii)

pay all costs incurred as operating expenses of the Landlord's Equipment incurred including, without limitation, all fuels, oil and other liquids consumed and all repairs, maintenance, parts, supplies; and

(iv)

at its sole expense maintain the Landlord's Equipment in good operating order, repair and condition; but

(v)

at such time as any unit of the Landlord's Equipment has reached its useful life, whereby it is no longer cost effective to maintain the same, the Tenant shall return the same to the Landlord (unless he otherwise instructs) and neither the Tenant nor Landlord shall have an obligation to replace the same nor shall the Basic Rent be abated by any amount on account of such return. If the Tenant wishes to return a unit of the Landlord's equipment then the Tenant shall do so in good working order to the level of the unit's functionality (unless it is a write-off, which status the Landlord has reasonably agreed with) and the Basic Rent shall not abate.

(b)

The Tenant shall not sublet any of the Landlord's Equipment in whole or in part nor assign or transfer its interest in the lease of equipment without the prior consent of the Landlord, not to be unreasonably with held.

(c)

The Tenant shall not permit any lien or encumbrance to affect any of the Landlord's Equipment and if any lien or encumbrance shall affect same (not the fault of the Landlord), the tenant shall promptly cause the same to be removed and discharged, absent contest in good faith.  In the event a third party asserts any right as against the Landlord's Equipment (not the fault of the Landlord), the Tenant agrees and hereby indemnifies the Landlord and shall save the Landlord harmless of and from any costs, charges, expenses and damages, including legal expenses on a solicitor-client basis, which the Landlord may incur in recovering possession of such Landlord's Equipment.

(d)

The Tenant agrees to indemnify and save harmless the Landlord, during the Term hereof, of and from any damage or injury suffered by the Landlord or any third party as a result of the operation, use or transport of the Landlord's Equipment while in possession or control of the Tenant.

(e)

The Tenant shall at its own expense maintain public liability and property and fire and risk insurance (to full recovery) to protect the Landlord, the Landlord's Equipment and the Tenant against claims or damage to property or persons to reasonable industry standard.  The Landlord and Tenant shall be named as loss payees for the Landlord's Equipment under all insurance policies.

10.7

Compliance with Laws

The Tenant shall comply with and abide by:

(a)

all federal, provincial, municipal and other governmental statutes, ordinances, laws and regulations affecting the Lands, the buildings and improvements on the Lands and the Landlord's Equipment, including without limitation, the Project, and any and all activity on, or condition of, the Lands; and

(b)

the requirements of all policies of insurance (and the insurers under such policies and the underwriters of such policies) from time to time in force with respect to the Project, any other buildings or improvements or operations on, or any condition, use or occupation of, the Lands or to any liability which might arise therefrom.

10.8

Tenant's Representations and Warranties

The Tenant represents and warrants to the Landlord, and acknowledges that the Landlord is relying on such representations and warranties in entering into this Lease, that as of the date of this Lease:

(a)

except as disclosed to the Landlord in writing, the Tenant is not, and has never been, subject to any charge, conviction, notice of defect or non-compliance, work order, pollution abatement order, remediation order or any other order or proceeding under any Environmental Laws; and

(b)

except as disclosed to and approved in writing by the Landlord, the Tenant's business to be conducted on the Lands does not involve the sale, storage, manufacture, disposal, handling, treatment, generation, use, transport, refinement, processing, production, remediation, Release into the Environment of, or any other dealing with, any Contaminants.

If any of the representations and warranties contained in this Section are untrue or incorrect in any material respect, the same shall constitute a breach of this Lease by the Tenant and shall be subject to the provisions of Section 18.1 of this Lease.

10.9

Condition of Lands

The Tenant acknowledges and agrees that the Landlord has made no representations or warranties with respect to the environmental condition of the Lands and is leasing the Lands to the Tenant under this Lease on an "as is, where is" basis with respect to their environmental condition. Prior to taking possession of the Lands under this Lease, the Tenant has performed such investigations of the Lands as it considered appropriate and is satisfied as to the environmental condition of the Lands.  The Landlord covenants and agrees to forthwith, upon request, deliver to the Purchaser a copy of any environmental reports (the "Environmental Reports") in respect of the Premises which are in the possession and control of the Landlord.

10.10

Use of Contaminants

The Tenant shall not use or permit to be used on all or any part of the Lands for the sale, storage, manufacture, disposal, handling, treatment, generation, use, transport, refinement, processing, production, remediation, Release into the Environment of, or any other dealing with, any Contaminants, without the prior written consent of the Landlord, which consent may be unreasonably and arbitrarily withheld. Without limiting the generality of the foregoing, the Tenant shall in no event use, and does not plan or intend to use, the Lands to dispose of, handle or treat any Contaminants in a manner that, in whole or in part, would cause the Lands, or any adjacent property to become a contaminated site under Environmental Laws.

10.11

Compliance with Environmental Laws

The Tenant shall promptly and strictly comply, and cause any person for whom it is in law responsible to comply, with all Environmental Laws regarding the use and occupancy of the Lands under or pursuant to this Lease, including without limitation obtaining all required permits or other authorizations.

10.12 Evidence of Compliance

The Tenant shall promptly provide to the Landlord a copy of any environmental site investigation, assessment, audit or report relating to the Lands conducted by or for the Tenant at any time before, during or after the Tenn. The Tenant shall, at its own cost at the Landlord's request from time to time (including without limitation prior to any assignment of this Lease), obtain from an independent environmental consultant approved by the Landlord an environmental site assessment of the Lands or an environmental audit of the Project and the operations at the Lands, the scope of which shall be satisfactory to the Landlord and shall include any additional investigations that the environmental consultant may recommend. The Tenant hereby waives the requirement for the Landlord to provide a site profile for the Lands under the Waste Management Act or any regulations pursuant thereto. The Tenant shall, at the Landlord's request from time to time, provide the Landlord with a certificate of a senior officer of the Tenant certifying that the Tenant is in compliance with all Environmental Laws and that no adverse environmental occurrences have taken place at the Project or on the Lands, other than as disclosed in writing to the Landlord.

10.13 Confidentiality of Environmental Reports

The Tenant shall maintain all environmental site investigations, assessments, audits and reports relating to the Project and the Lands in strict confidence and shall not disclose their terms or existence to any third party (including without limitation, any governmental authority) except as required by law, to the Tenant's professional advisers and lenders on a need to know basis or with the prior written consent of the Landlord, which consent may be unreasonably withheld.

10.14 Records

The Tenant shall maintain at the Project all environmental and operating documents and records, including permits, licences, orders, approvals, certificates, authorizations, registrations and other such records, relating to the Project and the operations at the Lands, which may be reviewed by the Landlord at any time during the Term on twenty-four (24) hours' prior written notice, except in the case of an emergency, when no prior notice shall be required.

10.15 Access by Landlord

Without relieving the Tenant of any of its obligations under this Lease, the Tenant shall, at such reasonable times as the Landlord requires, permit the Landlord to enter and inspect the Project, the Lands and the operations at the Lands, to conduct tests and environmental investigations, to remove samples from the Lands, to examine and make copies of any documents or records relating to the Project and the Lands, to interview the Tenant's employees and to take such steps as the Landlord deems necessary for the safety and preservation of the Lands.

10.16 Notices

The Tenant shall promptly notify the Landlord in writing of:

(a)

any Release of a Contaminant or any other occurrence or condition at the Lands or any adjacent property which could subject the Tenant, the Landlord or the Lands to any fines, penalties, orders or proceedings under Environmental Laws;

(b)

any charge, order, investigation or notice of violation or non-compliance issued against the Tenant or relating to the Project or the operations at the Lands under any Environmental Laws; and

(c)

any notice, claim, action or other proceeding by any third party against the Tenant or in respect of the Project or the Lands concerning the Release or alleged Release of Contaminants at or from the Lands.

The Tenant shall notify the appropriate regulatory authorities of any Release of any Contaminants at or from the Project or the Lands in accordance with Environmental Laws and failure by the Tenant to do so shall authorize, but not obligate, the Landlord to notify the regulatory authorities. The Tenant covenants and agrees to, at its sole cost and expense, use all best efforts to ensure that the Landlord is not a party to or named on any charge order, investigation or notice issued against the Tenant or relating to the Project or the operations at the Lands by any appropriate authority under Environmental Laws.

10.17 Removal of Contaminants

Prior to the expiry or earlier termination of this Lease or at any time if requested by the Landlord or required by any governmental authority pursuant to Environmental Laws, the Tenant shall, promptly at its own cost and in accordance with Environmental Laws, remove from the Lands any and all Contaminants, and remediate any contamination of the Lands or any adjacent property resulting from Contaminants, in either case brought onto, used at or Released from the Lands by the Tenant or any person for whom it is in law responsible after the Commencement Date. For greater certainty, the foregoing obligations of the Tenant shall include, without limitation, the treatment of water (including surface and groundwater) and the remediation by removal of any soils containing Contaminants at levels exceeding the standards set as acceptable at the time of remediation by the applicable governmental authority, being with respect to soils, the standard applicable to property used for commercial purposes and with respect to water, as determined by the governmental authority given the character and use of water in the area of the Lands. Any soil so removed shall be promptly replaced by soil free of Contaminants at concentrations at or better than the standard described in the preceding sentence. The Tenant shall provide to the Landlord full information with respect to any remedial work performed pursuant to this Section and shall comply with the Landlord's requirements with respect to such work. The Tenant shall use a qualified environmental consultant approved by the Landlord to perform the remediation. The Tenant shall, at its own cost, obtain such approvals and certificates from the B.C. Ministry of Water, Land and Air Protection (or its successor Ministry) in respect of the remediation as are required under Environmental Laws or required by the Landlord, including without limitation a certificate of compliance evidencing completion of the remediation satisfactory to the Ministry. The Tenant agrees that if the Landlord reasonably determines that the Landlord, its property, its reputation or the Lands is placed in any jeopardy by the requirement for any such remedial work, the Landlord may, but shall be under no obligation to, undertake itself such work or any part thereof at the cost of the Tenant.

10.18 Ownership of Contaminants

Notwithstanding any rule of law to the contrary, any Contaminants or materials or goods containing Contaminants brought onto, used at or Released from the Lands by the Tenant or any person for whom it is in law responsible after the Commencement Date or any top soil, earth of other material containing Contaminants removed from the Lands by the Tenant or any person for whom it is in law responsible after the Commencement Date shall be and remain the sole and exclusive property and responsibility of the Tenant and shall not become the property of the Landlord, notwithstanding the degree of their affixation to the Lands and notwithstanding the expiry or earlier termination of this Lease. This Section supersedes any other provision of this Lease to the contrary.

10.19 Indemnity

The Tenant shall indemnify and save harmless the Landlord, its Affiliates and their respective directors, officers, shareholders, employees, agents, successors and assigns, from any and all liabilities, actions, damages, claims, remediation cost recovery claims, losses, costs, orders, fines, penalties and expenses whatsoever (including without limitation, the full amount of all consulting and legal fees and expenses on a solicitor-client basis and the costs of removal, treatment, storage and disposal of Contaminants and remediation of the Lands and any adjacent property) which may be paid by, incurred by or asserted against the Landlord, its Affiliates and their respective directors, officers, shareholders, employees, agents, successors or assigns, during or after the Term, arising from or in connection with any breach of or non-compliance with the provisions of Sections 10.7 to 10.19 by the Tenant or arising from or in connection with:

(a)

any legal or administrative action, proceeding, investigation, demand, claim or notice of any third party, including without limitation any governmental authority, against anyone or more of them pursuant to or under Environmental Laws; or

(b)

any Release or alleged Release of any Contaminants at or from the Lands into the Environment,

related to or as a result of the use and occupation of the Lands by the Tenant or those for whom it is in law responsible or any act or omission of the Tenant or any person for whom it is in law responsible.

10.20 Survival of Tenant's Obligations

The obligations of the Tenant under Sections 10.7 to 10.18 (including, without limitation, the Tenant's indemnity, its obligation to remove and remediate Contaminants and its covenant of confidentiality) shall survive the expiry or earlier termination of this Lease.

10.21 Builders' and Other Liens

Subject to Section 10.21 , the Tenant shall keep all of the Lands, the Project and all buildings and other improvements on the Lands free and clear of any and all builders' and other liens and claims of every kind whatsoever, and the Tenant shall promptly and fully pay and discharge any and all claims upon which any such lien or claim is or could be based to the extent such claims are proper, and shall save and hold harmless the Landlord and all of the Lands, the Project and all buildings and improvements on the Lands from any and all such liens and claims of liens and suits and other proceedings pertaining thereto.

10.22 Contest of Liens

If the Tenant bona fide intends to contest any lien or claim of the nature described in Section 10.20, the Tenant shall notify the Landlord of such intention within 10 business days after the Tenant learns of such lien or claim and, if the Landlord so requires, shall promptly provide security in favour of either the Landlord or the claimant for the payment of such lien or claim which is reasonable and satisfactory to the Landlord. The Landlord shall be entitled to take, and to require the Tenant to take or cause to be taken, all steps available to cause any lien or claim of lien filed against the title to the Lands or any portion of the Lands to be discharged provided that such steps do not materially prejudice or unreasonably interfere with the Tenant's position in the dispute. If the Tenant complies with the provisions of this Section 10.21 it shall not be in default of this Lease and the Landlord shall not satisfy, discharge or pay, or cause the Tenant to satisfy, discharge or pay such lien or claim until the same becomes legally due and payable and is required to be paid by statute or by order of a court or other competent tribunal, in which case the

Tenant shall satisfy and discharge, or cause to be satisfied or discharged, such lien or claim and all penalties, interest and costs in connection with such lien or claim. The satisfaction and discharge of any such lien or claim shall be made before execution is had upon any judgment rendered on such lien or claim and before commencement of any proceeding on account of such lien or claim subsequent to judgment to sell any part of the Lands or any interest in or any improvement on any part of the Lands. In the event of any such contest, execution or proceeding, the Tenant shall protect and indemnify the Landlord against all resulting loss, cost, expense and damage.

10.23 Notices

It is agreed by the Tenant that the Landlord shall not be responsible for claims of builders liens filed by persons claiming through the Tenant or persons for whom the Tenant is in law responsible. The Tenant acknowledges and agrees that any and all improvements to be made to the Lands as herein contemplated are made at the Tenant's request solely for the benefit of the Tenant and those for whom the Tenant is in law responsible. The Landlord hereby advises the Tenant that the Landlord may decide to file in the Land Title Office at any time, a notice of interest pursuant to s. 3 of the Builders Lien Act, S.B.C. 1997, c. 45, that the Landlord's interest in the Lands is not bound by a lien claimed under such Act in respect of an improvement to the Lands unless that improvement is undertaken at the express request of the Landlord.

11.

INSURANCE AND INDEMNITY

11.1

Tenant's Insurance

(a)

Without expense to the Landlord, the Tenant shall obtain and keep in force or cause to be obtained and kept in force throughout the Term and any period when the Tenant is in possession of the Lands or any part thereof, the following Insurance coverage:

(i)

all risks property insurance (including flood and earthquake if required by the Landlord, acting reasonably) for the Full Insurable Value in amounts insuring all buildings, improvements and equipment that are built or placed on the Lands, and the basis of the indemnity under such insurance shall be the replacement cost of the buildings, improvements, equipment and other property insured;

(ii)

broad form boiler and machinery insurance on such terms and conditions as the Landlord, acting reasonably, may require;

(iii)

business interruption insurance on such terms and conditions as the Landlord, acting reasonably, may require; and

(iv)

any other form of insurance and with such limits, in such form, in amounts and for risks as the Landlord, acting reasonably, may require from time to time, including without limitation, insurance in respect of any environmental contamination risk.

(b)

Without expense to the Landlord, the Tenant shall obtain and keep in force throughout the Term and any period when the Tenant is in possession of the Lands or any part thereof, comprehensive general liability insurance fully insuring against liability of the Tenant with respect to the Lands or arising out of the maintenance, use or occupation of the Lands, non-owned automobile liability insurance and such other types of insurance as the Landlord, acting reasonably, may require with coverage including the activities and operations conducted by the Tenant, and any other Person on the Lands and by the Tenant and any Person performing work on behalf of the Tenant and those for whom the Tenant is in law responsible. Those policies shall:

(i)

be written on a comprehensive basis in such amounts and on such terms as the Landlord may reasonably require;

(ii)

contain a severability of interests clause and cross-liability clause; and

(iii)

name the Landlord as an additional insured.

(c)

The policies specified under subsections 11.1(a) and 11.1(b) shall name the Landlord as an additional insured and shall contain a waiver of any subrogation rights which the Tenant's insurers may have against the Landlord and those for whom the Landlord is in law responsible, whether the damage is caused by its act, omission or negligence.

(d)

All policies of insurance required under subsections 11.1(a) and 11.1(b) shall:

(i)

be issued by such reputable and duly qualified insurers and be in a form, as are approved by the Landlord, such approval not to be unreasonably withheld;

(ii)

be non-contributing with and shall apply only as primary and not excess to any other insurance available to the Landlord;

(iii)

not be invalidated as respects the interests of the Landlord by reason of any breach or violation of warranties, representations, declarations or conditions contained in the policies; and

(iv)

contain an undertaking by the insurers to notify the Landlord and any mortgagee of the Landlord's interest in the Lands in writing not less than thirty (30) business days before any material change, cancellation or termination.

(e)

Upon the issue of and upon every renewal, each policy or a certified duplicate of each policy of insurance or other satisfactory evidence of adequate insurance shall be delivered to the Landlord. Upon request by the Landlord, the Tenant shall deliver, proof of payment of premiums for insurance required to be effected pursuant to this Article 11. No review or approval of any insurance certificate or insurance policy by the Landlord derogates from or diminishes the Landlord's rights under this Lease.

(f)

Any of the policies of insurance referred to in subsections 11.1 (a) and 11.1 (b)

may, with the approval of the Landlord, which approval shall not be unreasonably withheld, provide that the amount payable in the event of any loss shall be reduced by a deductible amount designated by the Tenant and approved by the Landlord, such approval not to be unreasonably withheld. The Tenant shall be a co-insurer to the extent of the amount deducted from the insurance moneys paid in the event of any loss, and the said amount shall, for the purposes of this Lease, be included as part of the insurance moneys payable and paid.

(g)

If any of the policies of insurance referred to in subsections 11.1 (a) and 11.1 (b) contain any co-insurance clauses, the Tenant shall maintain at all times a sufficient amount of insurance to meet the requirements of such co-insurance clause so as to prevent the Landlord or the Tenant from becoming a co-insurer under the terms of such policy or policies and to permit full recovery from the insurer in the event of loss.

11.2

Full Insurable Value

For the purposes of Section 11.1, "Full Insurable Value" of any building, improvement, equipment or other property shall be determined by the Tenant at the time the insurance is initially taken out and thereafter at least once every 12 months, and the Tenant shall promptly notify the Landlord in writing of each such determination, provided that the Landlord may at any time (but not more frequently than once in any 12 month period), by written notice to the Tenant, require the full insurable value of any building, improvement, equipment or other property to be redetermined by an independent qualified valuator designated by the insurer's agent. Such redetermination shall be made promptly and the results of such redetermination communicated in writing to the Tenant and the Landlord.

11.3

Cancellation of Insurance

The Tenant shall comply promptly with the requirements of all insurers, pertaining to the Lands and the Project. The Tenant shall not do or permit anything to be done that results in the cancellation or threatened cancellation or the reduction of coverage or threatened reduction of coverage under any insurance policy on the Lands, or any part of the Lands, or on the Project, or any part of the Project.

11.4

Waiver

Without limiting the generality of Section 11.6 , the Tenant waives as against the Landlord, each claim and demand of every nature whatsoever for damage, loss or injury to the buildings, improvements and equipment upon the Lands, including without limitation, the Project, and to the property of the Tenant in, upon or about the Lands and the Project, which shall be caused by or result from fire or other perils, events or happenings which ought to have been covered by insurance pursuant to Section 11.1 whether or not such claim or demand is covered by insurance.

11.5

Payment of Insurance Proceeds

The policies of insurance provided for in Sections 11.1(a)(i), (ii), (iii) and (iv) shall name the Landlord as an additional insured and shall be payable to the Tenant, and any loss adjustment shall require the written consent of any party with an interest in such policy (unless the disposition of such proceeds is otherwise agreed by them). The Landlord agrees that its share of any loss adjustment shall be made available and be paid to the Tenant if any buildings or improvements on the Lands in respect of which the loss adjustment is made is restored or rehabilitated pursuant to Section 12.1 .

11.6

Limit of Liability for Landlord

The Landlord shall not at any time or to any extent whatsoever be liable, responsible or in any way accountable for any loss, injury, death or damage to any person or property which may be suffered or incurred by reason of this Lease, the exercise of any right under this Lease, or the condition, use or occupation of the Lands or any portion of the Lands, or any buildings or improvements on the Lands, including without limitation, the Project, or contents of any such buildings or improvements, whether suffered or incurred by the Tenant, or any other person or property on or off the Lands and whether or not the same is caused by or in any way results from or arises out of any act or omission of the Tenant, or any other person or any other matter or thing, except to the extent that the same arises by reason of the negligent act or negligent omission of the Landlord and is not covered by insurance which the Tenant has effected or is required to effect pursuant to this Lease, and the Tenant:

(a)

covenants to indemnify and save harmless the Landlord against and from; and

(b)

waives all claims, counterclaims, and rights of set-off against the Landlord in respect of,

each claim, action, proceeding and liability, whatsoever on account or in respect of any such loss, injury, death or damage.

11.7

Tenant to Defend

If any claim, action or proceeding described in Section 11.6 is made or commenced against the Landlord then at the request of the Landlord the Tenant shall at the Tenant's expense vigorously resist and defend the same with counsel satisfactory to the Landlord. The obligation of indemnity in Section 11.6 shall apply to all costs and fees which the Landlord may incur in connection with each such claim, action and proceeding.

11.8

Indemnification

Except as otherwise expressly limited by any other provision of this Lease, the Tenant shall indemnify and save harmless the Landlord and those for whom the Landlord is in law responsible from and against any and all liabilities, damages (including loss of all Rent payable by the Tenant), costs, expenses, causes of actions, claims, suits and judgments which the Landlord may incur or suffer or be put to by reason of or in connection with or arising from:

(a)

any breach, violation or non-performance by the Tenant of any obligation contained in this Lease to be observed or performed by the Tenant;

(b)

any damage to the property of the Tenant or any person claiming through or under the Tenant or damage to any other property howsoever occasioned by the condition, use, occupation, repair or maintenance of the Lands or any portion;

(c)

any injury to any person, including death resulting at any time therefrom,

occurring in or about the Lands; or

(d)

any wrongful act or neglect of the Tenant, or those for whom the Tenant is at law responsible, in and about the Project and the Lands,

including without limitation, the full amount of all legal fees, costs, charges and expenses and the costs of removal, treatment, storage and disposal of any Environmental Contaminants and remediation of the Lands which may be paid, incurred or asserted against the Landlord for, with respect to, or as a direct or indirect result of, the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, the Lands or into or upon any other land, the atmosphere or any water works, body of water or wetland of any Environmental Contaminants. Should the Landlord, without fault on its part, be made a part to any litigation commenced by or against the Tenant, then the Tenant shall protect, indemnify and hold the Landlord harmless and shall promptly pay all costs, expenses and legal fees, on a solicitor-client basis, incurred or paid by the Landlord in connection with such litigation as additional rent upon demand. The Tenant shall also promptly pay as additional rent upon demand all costs, expenses and legal fees that may be incurred or paid by the Landlord in enforcing the terms, covenants and conditions in this Lease, unless a Court shall decide otherwise.

11.9

Workers' Compensation Coverage

(a)

At all times during the Term, the Tenant shall at its own expense procure and carry, or cause to be procured and carried and paid for, full workers' compensation coverage in respect of all workmen, employees, servants, and others engaged in any work on the Lands, non-payment of which would create a lien on the Lands or the Project.

(b)

The Tenant shall immediately notify the Landlord of any dispute involving third parties which may arise in connection with obtaining and maintaining the workers' compensation coverage required under this Lease if such dispute results in the requisite coverage not being in place, and the Tenant shall take all reasonable steps to ensure the resolution of such dispute forthwith. At all times the Tenant shall indemnify and save harmless the Landlord, its servants and agents from and against all damages, costs, claims, suits, judgments and demands which the Landlord may incur or suffer as a result of any default by the Tenant of its obligations under this Section 11.9 to ensure that the said full workers' compensation coverage is maintained. The Tenant shall further ensure that no amount of the said workers' compensation coverage is left unpaid so as to create a lien on the Lands or the Project. If the workers' compensation coverage required by this Section 11.9 is not in place within 60 days of the date of the notice to the Landlord hereinbefore mentioned, the Landlord shall be entitled to have recourse to the remedies of the Landlord specified in this Lease or available at law or equity.

30

12.

DAMAGE, DESTRUCTION AND EXPROPRIATION

12.1

Rent not to Abate

The partial destruction or damage or complete destruction by fire or other casualty of the Project shall not terminate this Lease or entitle the Tenant to surrender possession of the Lands or the Project or to demand any abatement or reduction of the Rent or other charges payable under this Lease.

12.2

Tenant's Obligations when the Project is Damaged or Partially Destroyed

The Tenant covenants and agrees with the Landlord that in the event of damage to or partial destruction of the Project, the Tenant, subject to the regulations and requirements of any applicable governmental authority having jurisdiction, shall repair, replace, or restore any part of the Project so destroyed.

12.3

Tenant's Obligations when the Project is Completely or Substantially Destroyed

In the event of complete or substantially complete destruction of the Project such that the Project cannot be replaced or repaired with reasonable diligence within 240 days from the happening such event of damage or destruction, the Tenant may either:

(a)

subject to the Landlord's right of termination as set forth in Section 12.8, and subject to the regulations and requirements of any applicable governmental authority having jurisdiction, repair, replace, or restore any part of the Project so destroyed; or

(b)

within sixty (60) days of such event of damage or destruction, terminate this Lease by giving the Landlord notice in writing of such termination, in which event this

Lease and the Term hereby demised shall cease and be at an end as at the date of such damage or destruction and all Rent shall be apportioned to the date of notice of termination.

12.4

Replacement, Repair or Reconstruction to be Carried Out in Compliance with Article 8

Any replacement, repair, or reconstruction of the Project or any part thereof pursuant to the provisions of Sections 12.2 or 12.3 shall be made or done in compliance with the provisions of Article 8.

12.5

Expropriation

If the Lands or any portion of the Lands are expropriated or condemned at any time during the

Term the Landlord shall have no liability to the Tenant for the Landlord's inability to fulfil any of its covenants in this Lease, but in each such event the Landlord and the Tenant may seek compensation separately from the expropriating authority but shall co-operate in seeking such compensation, and if a joint award of compensation is made, it shall be divided as agreed between the Landlord and the Tenant and failing agreement within 90 days of the award, as determined by arbitration pursuant to Section 21.1.

31

12.6

Payment of Insurance Proceeds

Forthwith after the occurrence of any damage or destruction, the Landlord will appoint a Trustee and will deliver notice of such appointment to the Tenant. The Landlord and the Tenant will instruct the insurer that all insurance proceeds are to be paid to the Trustee forthwith on behalf of the Landlord and the Tenant on such terms as the Trustee may reasonably require including any requirement that the Tenant indemnify and save harmless the Trustee from and against all actions, claims, demands, loss, damage, liability, costs, and expense the Trustee may suffer or incur or be put to arising from the carrying out of its duties as set out in this Lease. The Landlord and the Tenant will irrevocably authorize and instruct the Trustee to pay to the Tenant from time to time out of the insurance proceeds such sums as the Tenant may require for the repair or rebuilding of the Project.

12.7

Insufficient Proceeds

The Tenant's obligation to repair or rebuild will not be affected by insufficient insurance proceeds and the Tenant will ensure that it has sufficient funds over and above the insurance proceeds to so repair or rebuild.

12.8

Landlord's Right of Termination when Project is Completely or Substantially Destroyed

In the event of complete or substantially complete destruction of the Project such that the Project cannot be replaced or repaired with reasonable diligence within 320 days from the happening such event of damage or destruction, the Landlord may within sixty (60) days of such event of damage or destruction, terminate this Lease by giving the Tenant notice in writing of such termination, in which event this Lease and the Term hereby demised shall cease and be at an end as at the date of such damage or destruction and all Rent shall be apportioned to the date of the notice of termination.

13.

ASSIGNMENT AND SUBLETTING

13.1

Consent Required

The Tenant may assign this Lease in whole or in part, sublet all or any part of the lease of the Lands or the Project, mortgage, charge or otherwise encumber (including without limitation, by way of floating charge debenture) this Lease or the Project, of the Lands or any part thereof, or permit the occupation of, or part with or share possession, of all or any part of the Lease of the Lands or the Project, by any Person (all of the foregoing being hereinafter collectively referred to as a "Transfer"), with the prior written consent of the Landlord in each instance, which consent will not be unreasonably withheld or delayed. The consent by the Landlord to any Transfer, if granted, shall not constitute a waiver of the necessity for such consent to any subsequent Transfer. This prohibition against a Transfer without consent is to be construed so as to include a prohibition against any Transfer by operation of law and no Transfer shall take place by reason of a failure by the Landlord to give notice to the Tenant within thirty (30) business days as required by Section 13.2.  Unless there is an assignment in full by the Tenant of all the Lease hereby created and such assignment is approved by the Landlord with sufficient surety, the Tenant shall not be released from its obligations hereof for any other sublet, assignment or other disposition.

If there is a permitted Transfer of this entire Lease, the Landlord may collect Rent from the assignee, subtenant or occupant (all of the foregoing being hereinafter collectively referred to as the "Transferee"), and apply the net amount collected to the Rent required to be paid pursuant to this Lease. Any document or consent evidencing such Transfer of this Lease if permitted or consented to by the Landlord shall be prepared by the Landlord or its solicitors, and all legal costs with respect thereto shall be paid by the Tenant to the Landlord forthwith upon demand. Any consent by the Landlord shall be subject to the Tenant causing any such Transferee to promptly execute an agreement directly with the Landlord agreeing to be bound by all of the terms, covenants and conditions contained in this Lease as if such Transferee had originally executed this Lease as Tenant. Unless approved by the Landlord, no assignment nor sublet under this Article shall relieve the Tenant of its obligations under this Lease.

13.2

Landlord's Consent

If the Tenant intends to effect a Transfer of all or any part of the Lands, the Project or this Lease, in whole or in part, or any estate or interest hereunder, then and so often as such event shall occur, the Tenant shall give prior written notice to the Landlord of such intent, specifying therein the proposed Transferee and providing such information with respect thereto, including without limitation, information concerning the principals thereof and such credit, financial or business information relating to the proposed Transferee as the Landlord requires, and the Landlord shall, within thirty (30) business days thereafter, notify the Tenant in writing that it consents or does not consent in accordance with the provisions and qualifications in this Article 13, to the Transfer.

13.3

Consent to Transfer

(a)

In considering whether to grant consent to a Transfer or a Share Transfer (as herein defined), in addition to any other statutory or common law conditions or tests in respect of the withholding of consent, the Landlord may refuse to give its consent if:

(i)

the proposed transferee or shareholder:

(A)

does not have a history of successful business operation in the business conducted from the Lands;

(B)

does not have a good credit rating and a substantial net worth; or

(C)

is not able to finance the acquisition of its interest in the Project and the Lands or its interest in the shares of the Tenant and the

Tenant's operations at the Lands without a material risk of defaulting under this Lease and in a manner that will enable it or the Tenant to carry on business successfully from the Lands throughout the Term;

(ii)

there is a history of defaults under commercial leases by the proposed transferee or shareholder or by companies or partnerships that the proposed transferee or shareholder was a principal shareholder of or partner in at the time of the defaults;

(iii)

the length of time since the previous Transfer or Share Transfer is less than twenty-four (24) months; or

(iv)

the Landlord does not receive sufficient information from the Tenant or the proposed transferee or shareholder to enable it to make a determination concerning the matters set out above;

and the Landlord shall not be liable for any claims, actions, damages, liabilities or expenses of the Tenant or any proposed transferee or shareholder arising out of the Landlord unreasonably withholding its consent to such Transfer or Share Transfer and the Tenant's only recourse shall be to bring an application for a declaration that the Landlord shall grant its consent to such Transfer or Share Transfer.

(b)

The Landlord shall have a period of thirty (30) business days following receipt of sufficient information to make a determination concerning the matters set forth in Section 11.3(a) to notify the Tenant in writing that the Landlord either gives or refuses to give its consent to the proposed Transfer or Share Transfer.

13.4

Corporate Ownership

(a)

If the Tenant is a corporation or the Landlord has consented to a Transfer of this Lease to a corporation, then any transfer or issue by sale, assignment, bequest, inheritance, operation of law or other disposition, or by subscription, from time to time of all or any part of the corporate shares of the Tenant or of any parent or subsidiary corporation of the Tenant or any corporation which is an associate or affiliate of the Tenant (as those terms are defined pursuant to the Canada Business Corporations Act or the British Columbia Business Corporations Act, whichever is applicable and amendments thereto), which results in any change in the present effective voting control of the Tenant by the Person holding such voting control at the date of execution of this Lease (or at the date a Transfer of this Lease to a corporation is permitted) (all of the foregoing being hereinafter referred to as a "Share Transfer") and which does not receive the prior written consent of the Landlord in each instance (which consent shall not be unreasonably withheld or delayed) entitles the Landlord to terminate this Lease upon five (5) business days' written notice to the Tenant.

(b)

The Tenant shall make available to the Landlord, or to its lawful representatives, all corporate books and records of the Tenant for inspection at all reasonable times, in order to ascertain whether there has been any change in control of the Tenant corporation.

(c)

Notwithstanding the foregoing, this Section 13.4 shall not apply to:

(i)

a Share Transfer that occurs as a result of the death of the transferor; or

(ii)

if and so long as:

(A)

the Tenant is a public corporation whose shares are traded and listed on any recognized stock exchange in Canada or the United States; or

(B)

the Tenant is a private corporation but is controlled by a public corporation defined as aforesaid.

13.5

Mortgaging by Tenant

The Tenant may mortgage its leasehold interest under this Lease and its interest in the Lands and the Project with the written consent of the Landlord, consent not to be unreasonably with held, except that the Tenant may mortgage (whether by assignment or sublease) its leasehold interest under this Lease and its interest in the Lands and the Project without the consent of the Landlord for the purpose of financing the Tenant.

13.6

Tenant to Comply with all of its Obligations

The Tenant shall observe and perform all of its obligations incurred in respect of assignments, subleases, agreements for lease, and Mortgages of its leasehold interest in the Lands and the Project, and shall not suffer or allow any such obligations to be in default; and if any such default shall occur, the Landlord may, but shall not be obliged to, rectify such default for the account of the Tenant, and any amount paid by the Landlord in so doing, together with all costs and expenses of the Landlord, shall be reimbursed to the Landlord by the Tenant on demand plus an administration fee of 15% together with interest at the rate set forth in Section 18.8.

13.7

Assignment by the Landlord

If the Landlord sells, leases or otherwise disposes of the Lands or any part thereof, or if the Landlord assigns this Lease or any interest of the Landlord hereunder, and to the extent that the purchaser, tenant under such lease or assignee of this Lease has assumed the covenants and obligations of the Landlord hereunder, including, without limitation, the options to purchase and right of first refusal herein contained, the Landlord shall, thereupon without further agreement, be released and relieved of all liability with respect to such covenants and obligations.

The Landlord shall cause such above referenced purchaser or transferee, as the case may be, to enter into an agreement with the Tenant under which such purchaser or transferee covenants that so long as it retains an interest in the Lands, it shall perform the obligations of the Landlord hereunder and be bound by all of the provisions of this Lease, including, without limitation, the right of first refusal herein contained and this provision as to sales and transfers which shall apply to each and every subsequent sale or transfer of the Lands.

The Landlord and the Tenant have executed these presents upon the understanding that a short form of the Lease, including without limitation the right of first refusal herein contained, may be registered on the title to the Lands in priority to all mortgages, financial liens, charges or encumbrances which may affect the rights and interest of the Tenant under the Lease, and notwithstanding anything else contained herein, the Tenant will not be required to subordinate or give priority to any chargeholder if the Tenant determines that such charge will affect the rights and interest of the Tenant under the Lease.

35

13.8

Extinguishment of Subleases

Upon the termination, forfeiture or acceptance of a surrender of this Lease as to all or any portion of the Lands prior to the expiry of the Term, all subleases and other interests created by the Tenant in respect of all or such portion of the Lands and the rights of all persons claiming thereunder shall be extinguished.

14.

LANDLORD'S SPECIAL RIGHTS, ACCESS AND RESERVATIONS

14.1

Easements and Statutory Rights-of-way

The Landlord expressly reserves unto itself, and the demise of the Lands is subject to the easements and statutory rights-of-way described in Schedule B attached to this Lease for utilities and facilities and systems on or under the Lands and to any future easements and rights-of-way which may be registered against title to the Lands, provided that such future easements and rights-of-way shall not materially adversely affect the Tenant's use and enjoyment of the Lands. The full description of such existing easements and statutory rights-of-way and a plan indicating their location shall be provided by the Landlord to the Tenant. If during the Term the Landlord reasonably requires the expansion of any existing easements or statutory rights-of-way, and such does not unreasonably restrict the Tenant's use of the Lands, the Tenant shall grant such addition to such easement or statutory right-of-way or pay to the Landlord the cost of constructing the utilities, facilities and systems through an alternate route. To maintain and replace the works within the easements and statutory rights-of-way the Landlord may as a licence only enter the Lands alongside the easements and statutory rights-of-way as may be reasonably necessary.

14.2

Reservations

The Landlord expressly reserves all oil, gas, hydrocarbons and other minerals of every type whatsoever in and under the Lands and the right with the written consent of the Tenant to enter by its servants, agents and licensees upon the Lands to conduct the activities of exploring for, mining, extracting and removing the same without payment therefor to the Tenant. Prior to such entry the Landlord shall give to the Tenant written notice describing in reasonable detail the activities which the Landlord proposes to undertake and the Tenant shall not unreasonably withhold its consent to such entry or activities. No activity conducted pursuant to this Section shall interfere with the Tenant's use of the Lands or the Project, or the stability of any building or improvement constructed on the Lands. No operations for such exploration, mining, extraction, or removal on or from the Lands shall be conducted from the surface of the Lands but only at a depth beneath the surface as will ensure no interference with the use of the Lands as an Project or the stability of any building or improvement constructed on the Lands.

14.3

Inspection of Lands

The Landlord, it's servants, agents, contractors and representatives shall be entitled at all reasonable times to go and enter upon the Lands and the Project and each building and other improvement on the Lands for any of the following purposes:

(a)

inspecting the same, including the environmental condition of the Lands;

(b)

inspecting the performance by the Tenant of the terms, covenants, agreements and conditions of this Lease;

(c)

posting and keeping posted thereon notices as required or permitted by any law;

(d)

during the last 2 years of the Term, exhibiting the Lands to prospective tenants and purchasers of the Lands or any portion of the Lands; or

(e)

any other reasonable purpose.

14.4

Tenant may Accompany

The Tenant shall have the right to accompany any person conducting an inspection or entering upon the Lands or the Project pursuant to subsections 14.3(a), (b) or (e).

15.

STATUS STATEMENT, ATTORNMENT AND SUBORDINATION

15.1

Status Statement

Within ten (10) business days after the Landlord requests it from the Tenant, the Tenant shall deliver to the Landlord, on a form supplied by the Landlord, a status statement or certificate to any proposed mortgagee, purchaser, or other disposition of part or all of the Lands and to the Landlord, stating:

(a)

that this Lease is in full force and effect, except only for any modifications that are set out in the statement or certificate;

(b)

the commencement and expiry dates of the Lease;

(c)

the date to which Rent has been paid under this Lease and the amount of any prepaid Rent or any deposits held by the Landlord;

(d)

that there is not any uncured default on the part of the Landlord or if there is a default, the certificate shall state the particulars;

(e)

whether there are any set-offs, defence or counter-claim against enforcement of the obligations to be performed by the Tenant under this Lease;

(f)

with reasonable particularity, details concerning the Tenant's and any indemnifier's financial standing and corporate organizations; and

(g)

any other information or statement that a proposed mortagee, purchaser, or dispose may reasonably require.

15.2

Subordination and Attornment

The Landlord shall not mortgage, charge, or otherwise encumber the Lands, without the prior consent of the Tenant, which consent shall not be withheld in any case where no right or interest of the Tenant under this Lease could be materially jeopardized as a result of giving such consent. Upon the written request of the Tenant, the Landlord shall use its reasonable efforts to obtain at the Tenant's expense an agreement from any permanent financing mortgagee of the Lands to the effect that upon the execution and delivery by the Tenant to the Landlord of the Lease, and notwithstanding any default of the Landlord under any such mortgage, charge or encumbrance, if the Tenant shall pay the Rent and comply with all of the terms and conditions contained in the Lease and attorn to the permanent financing mortgagee, the Tenant shall be permitted to remain in quiet possession of the Lands without interruption or disturbance from the permanent financing mortgagee; or, at the option of the permanent financing mortgagee, shall be entitled to obtain a new lease for the unexpired Term of the Lease, on the same terms and conditions as contained in the Lease. The Tenant shall:

(i)

promptly execute such documents as may be required by the Landlord to give effect to the foregoing; and

(ii)

indemnify the Landlord from and against all costs including legal costs incurred by the Landlord in connection with obtaining and preparing any such documents.

16.

QUIET ENJOYMENT

16.1

Quiet Enjoyment

If the Tenant without default pays the Rent and other amounts at the times and in the manner provided in this Lease and keeps and performs all the terms, covenants, agreements and conditions of this Lease on the Tenant's part to be kept and performed, the Tenant may possess and enjoy the Lands for the Term without disturbance or interruption by the Landlord or by any person claiming by, through or under the Landlord, subject to the terms and conditions of this Lease.

16.2

Exception

If during the Term the Tenant is disturbed in its quiet enjoyment of the Lands or any part of the Lands, it shall not be entitled to call upon the Landlord to defend or warrant it against such disturbance unless the disturbance is caused by the negligent act or negligent omission of the Landlord, its agents or employees, the default of the Landlord under this Lease, or by proceedings involving a defect in title of the Landlord to the Lands or any portion of the Lands (collectively the "Disturbance Exceptions"). In the event of such disturbance the Tenant shall, until evicted from the Lands, abide by and fulfil each of its obligations under this Lease in the same manner as if such disturbance had not taken place but shall be entitled to exercise any right of set-off it may have against the Landlord in respect of a disturbance caused by any of the Disturbance Exceptions. If the Tenant is evicted the Landlord shall indemnify the Tenant for each loss, cost and liability it suffers as a result of such eviction but only if such eviction is caused by any of the Disturbance Exceptions.  Proceedings related to or arising out of any expropriation of the Lands or any portion of the Lands, shall be deemed not to involve lack of title of the Landlord thereto.

38

17.

LANDLORD'S AND TENANT'S ADDITIONAL OBLIGATIONS

17.1

Landlord's Obligations

The Landlord shall, upon written request, advise the Tenant of the location of all easements and rights of ways on the Lands.

17.2

Tenant's Obligations

(a)

The Tenant shall be required to prepare working drawings of any proposed work to be done or improvements to be constructed on the Lands and the Tenant shall obtain the written consent of the Landlord to any such work or improvements prior to the commencement of any such work or construction of any such improvements.

(b)

The Tenant shall be responsible for securing any and all necessary building permits and approvals required by any applicable regulatory authorities for all work to be performed or improvements to be constructed by the Tenant on the Lands.

18.

DEFAULT, TERMINATION AND EXPIRY

18.1

Default, Termination and Expiry

If the Tenant:

(a)

fails or neglects to make any payment due to the Landlord or any other Person under this Lease within 5 business days after the Landlord gives to the Tenant written notice that the payment is overdue; or

(b)

fails or neglects to cure any default of any of the other terms, covenants, agreements or conditions in this Lease on its part to be observed, kept or performed, within 15 business days after the Landlord gives to the Tenant written notice of such default, then in each such event the Landlord may, by written notice to the Tenant, forthwith terminate this Lease as to all or any portion of the Lands without entry thereon and all rights of the Tenant thereto shall then cease.

18.2

Adjustment of Notice Period

Notwithstanding the 15 day period set out in subsection 18.1 (b):

(a)

whenever the health or safety of any person or property, whether on or off the Lands, is in jeopardy or the Landlord's or Tenant's interest in the Lands or any portion of the Lands is in jeopardy or made liable to any lien or charge which the Tenant is required to discharge, the Landlord may in the notice of default given pursuant to subsection 18.1(b) require that the default be cured within any period not less than 5 business days but shorter than 15 business days, and in such case subsection 18 .1 (b) shall be deemed to refer to such shorter period; and

(b)

if a default in respect of which notice is given pursuant to subsection 18.1(b) cannot with due diligence be cured within 15 business days or such shorter period as the Landlord may have specified in the notice (the onus of proving the same being upon the Tenant), and the Tenant:

(i)

within 5 business days after receipt of such notice, notifies the Landlord of such inability and of the schedule for curing the default which the Tenant proposes to follow, including an estimated completion date;

(ii)

immediately commences and diligently carries out to completion all acts necessary to cure such default; and

(iii)

keeps the Landlord informed of each delay anticipated or experienced by the Tenant which is likely to further delay the cure of such default,

then the Landlord shall refrain from exercising its rights under Section 18.1 in respect of such default.

18.3

Deemed Breach

If:

(a)

any proceedings under the Bankruptcy and Insolvency Act of Canada, or other statute of similar purport are commenced against the Tenant, and such proceedings are not dismissed before an adjudication of bankruptcy, the appointment of a trustee, or the confirmation of a composition, arrangement or plan of reorganization;

(b)

the Tenant is adjudged insolvent or makes an assignment for the benefit of its creditors or otherwise takes the benefit of any statute for the benefit of insolvent debtors;

(c)

a writ of attachment or execution is levied on the leasehold estate hereby created or any property of the Tenant upon the Lands and is not released or satisfied within 30 days thereafter;

(d)

a receiver, trustee, sequestrator or liquidator is appointed in any proceeding or action with authority to take possession or control of the leasehold interest of the Tenant under this Lease, any portion of the Lands or the business conducted thereon by the Tenant, and such appointee is not discharged within a period of 30 days after his appointment;

(e)

the Tenant abandons the Lands;

(f)

any sale, transfer, assignment, sublease or parting with possession which is contrary to Article 13 occurs or purports to occur and is not remedied within 30 days after its occurrence; or

(g)

any resolution is passed or other step taken for the winding-up, liquidation or other termination of the corporate existence of the Tenant and such winding-up, liquidation or termination occurs;

each such event shall be deemed to constitute a breach of this Lease by the Tenant and the Landlord may by written notice, but without entry or other action of the Landlord and subject to the provisions of Part 19, terminate this Lease immediately upon the sending of such notice and all rights of the Tenant under this Lease and all rights of any persons claiming under the Tenant, shall thereupon cease and all Rent then due plus Rent for the next following three months shall forthwith become due and be payable to the Landlord.

18.4

Re-Entry

Upon the termination or forfeiture of this Lease or if a surrender of this Lease is accepted, the Tenant at the request of the Landlord, immediately shall do any or all of the following acts:

(a)

execute and deliver to the Landlord a deed or other document in form satisfactory to the Landlord conveying and surrendering to the Landlord all right, title and interest of the Tenant to and in the Lands;

(b)

deliver vacant possession of the Lands to the Landlord in neat and clean condition with the buildings, improvements and equipment not required to be demolished and removed therefrom, in the same condition in which they are required to be maintained under; and

(c)

subject to Section 18.6:

(i)

demolish such buildings and improvements thereon and remove such material and equipment therefrom as may be specified by the Landlord; and

(ii)

restore such portion as nearly as possible to the condition which existed prior to construction of any buildings or improvements thereon,

and the Landlord without further notice to the Tenant shall have the right immediately to enter such portion of the Lands and the buildings and improvements thereon, to take possession thereof with or without process of law, to remove all personal property therefrom and all persons occupying such portion of the Lands, to use all necessary force therefor, and in all respects to take the actual, full and exclusive possession of such portion of the Lands as of the Landlord's original estate, without incurring any liability to the Tenant or to any Person occupying or using such portion of the Lands for any damage caused or sustained by reason of such termination, forfeiture, surrender, entry, removal, use or taking, and without limiting Section 11.6, the Tenant covenants to indemnify and save harmless the Landlord against and from all costs, loss and damage whatsoever arising from or occasioned by any of the foregoing.

18.5

Liability and Indemnity to Continue

Notwithstanding any termination, forfeiture or surrender of this Lease as to all or a portion of the Lands, the provisions of Article 11 shall continue in effect and all rights of the Landlord with respect to any event occurring or circumstance existing up to the date of delivery up of possession of such portion as required under this Lease, shall be fully preserved.

18.6

Prospective Damages

Notwithstanding termination or forfeiture of this Lease as to all or any portion of the Lands the Tenant shall be liable to the Landlord for the amount of Rent and other charges and interest on such Rent payable by the Tenant for the balance of the Term as if such termination or forfeiture had not occurred, less the actual amount of Rent and payments on account of such charges and interest hereafter received by the Landlord in respect of that portion and applicable to the balance of the Term following deduction by the Landlord of costs of re-entry, making such portion leasable, and renting the same.

18.7

Waiver by Tenant

[Intentionally Deleted]

18.8

Interest

If the Tenant defaults in making any payment due to the Landlord under this Lease, the Tenant shall pay to the Landlord from the date the payment was due until the date payment is actually made to the Landlord, interest on the amount due at the rate which is the aggregate of 5% per annum plus the Prime Rate, calculated monthly, not in advance. It is agreed that if the Prime Rate changes, and so often as the same occurs at any time the rate of interest charged under this Lease shall change on the same day and in the same amount as the Prime Rate changed. Acceptance of any late payment without interest shall not constitute a waiver of the Landlord's right to require interest on the amount due.

18.9

All Amounts Constitute Rent

All amounts other than Rent payable by the Tenant to the Landlord under this Lease shall be recoverable in the ways permitted for the recovery of Rent in arrears as though such amounts constituted Rent in arrears.

18.10

Right to Distrain

In the event of default in payment of any amount payable to the Landlord under this Lease, the Landlord may seize and sell the Tenant's property on the Lands and apply the proceeds of such sale first to the costs of the seizure and sale, then to interest payable on unpaid amounts, and then to payment of the unpaid amounts. If the Tenant vacates the Lands leaving any Rent or other amount payable under this Lease unpaid, the Landlord, in addition to any remedy otherwise provided by law, may seize and sell the property of the Tenant removed from the Lands at any place to which the Tenant or any other person may have removed such property in the same manner as if such property had remained upon the Lands.

18.11 Landlord May Cure

If the Tenant makes a default under this Lease (other than failing to make a payment to the Landlord), then notwithstanding that the Landlord may have given the Tenant notice of such default or that the Tenant may be purporting to cure such default, the Landlord may, but shall not be required to, cure the default and may enter upon the Lands for such purpose. The

Landlord shall not be liable or in any way responsible for any loss, expense, inconvenience, annoyance or damage resulting to the Tenant or any other person on account thereof and without limiting Section 11.6, the Tenant shall indemnify and save harmless the Landlord against and from all cost, loss and damage whatsoever arising or occasioned thereby and shall repay to the Landlord upon demand the entire cost and expense thereof, including compensation for the efforts of the servants and agents of the Landlord in respect thereof No action taken by the Landlord pursuant to this Section shall be, or be construed to be, a waiver of any default by the Tenant, or as a waiver of any other rights of the Landlord under this Lease.

18.12

Injunctive Relief

In addition to any other remedies provided in this Lease the Landlord shall be entitled to restrain by injunction any violation or attempted or threatened violation by the Tenant of any of the Tenant's covenants or obligations contained in this Lease. In particular, but without limiting the generality of the foregoing, the Tenant acknowledges that the covenants and obligations of the Tenant are designed for the benefit of the Landlord, to facilitate the establishment of the on the Lands and to achieve the objectives of both the Landlord and the Tenant. If the Tenant shall be in breach of any covenant or obligation, including without limiting the generality of the foregoing, the restrictions upon use of the Lands, or shall fail to observe or perform any of the same then without prejudice to any other right or remedy which the Landlord may have under the terms of this Lease and at law, the Landlord shall have the right to bring an action in any Court of competent jurisdiction against the Tenant for an injunction or order directing the Tenant to remedy such default or obligation and for damages.

18.13

Remedies Cumulative

The remedies of the Landlord set out in this Lease are in addition to those permitted or conferred by law and the Landlord may exercise all of its rights and adopt all such remedies separately or cumulatively as it sees fit. No such remedy shall be deemed to be exclusive of any other remedy or to preclude exercise of any right.

18.14

Tenant May Not Terminate

[Intentionally Deleted]

19.

MORTAGING

19.1

Rights of Mortgagee

The Mortgagee under any Mortage referred to in Section 13.5 may enforce such Mortgage and acquire title to the Tenant's leasehold estate in any lawful way and, by its representative or by a receiver, as the case may be, take possession of and manage the Lands, and upon foreclosure of such mortgage may sell or assign the leasehold estate; and the purchaser or assignee of the leasehold estate shall be liable to perform the obligations imposed upon the Tenant by this Lease only so long as such purchaser or assignee has ownership or possession of such leasehold estate.

43

19.2

 Notice to and Remedies of Mortagee

(a)

No re-entry, termination, acceptance or surrender, disclaimer, or forfeiture of this Lease by the Landlord or by a receiver, interim receiver, receiver-manager, liquidator, custodian, or trustee shall be valid against the Mortagee who has executed and delivered to the Landlord an agreement of mortgage unless the Landlord shall first have given the Mortgagee notice of the default entitling the Landlord to re-enter, terminate, or forfeit this Lease, specifying the nature of the default and stating the Landlord's intention to take such proceedings and requiring the Mortgagee:

(i)

to cure the default specified in the notice within a period of 60 days from the date of receipt of that notice by the Mortagee; or

(ii)

if the default is other than the failure to pay Rent or any others sums required to be paid by the Tenant pursuant to any provisions of this Lease and if the default cannot reasonable be cured within such 60 day period, then to immediately commence to cure the same and to diligently prosecute to conclusion all acts necessary to cure the default, and the Landlord hereby grants the Mortgagee access to the Lands and the Project for that purpose.

(b)

If the default is cured within the period specified, the Mortgagee shall be entitled to become tenant of the Lands and the Project for the balance of the Term remaining at the date of the notice of default, providing that the Mortagee attorns as tenant to the Landlord and undertakes to be bound by and to perform the covenants and agreements of the Tenant under this Lease for so long as it remains tenant and has not assigned the balance of the Term. If there is more than one Mortgage and more than one Mortgagee wishes to cure the default specified in the notice referred to in subsection 19.2(a), then the Landlord agrees to permit the curing of the default or contingency specified in such notice and the assumption of the balance of the Term by that Mortgagee whose Mortgage ranks higher in priority; but if any Mortgagee whose Mortgage ranks higher in priority; but if any Mortgagee has commence a foreclosure action, the provisions of subsection 19.2(c) shall apply.

(c)

(i)

If the Mortgagee commences foreclosure proceedings against the Tenant, whether or not the Tenant is in default of the performance of its covenants and agreements with the Landlord under this Lease at the time such foreclosure proceedings are commenced, the Landlord shall not re-enter, terminate, or forfeit this Lease after the commencement of foreclosure proceedings on the ground of any default or contingency entitling the Landlord to re-enter, terminate, or forfeit this Lease if the Mortgagee:

(A)

first gives notice to the Landlord of the foreclosure proceedings;

(B)

is actively prosecuting the foreclosure proceedings without undue delay;

(C)

cures the default within a period of 60 days from the date of receipt of notice from the

 Landlord specifying the nature of the default, or if the

default is other than the failure to pay Rent or any other sums required to be paid by the Tenant pursuant to any provisions of this Lease and if such default cannot reasonably be cured within such 60 day period, immediately commences to cure the same and to diligently prosecute to conclusion all acts necessary to cure the default; and

(D)

performs and observes all of the Tenant's covenants and agreements under this Lease and without undue delay diligently prosecutes to a conclusion the foreclosure proceedings commenced by the Mortgagee.

(ii)

If the Mortgagee acquires title to the Tenant's interest in the Lands and the Project pursuant to the foreclosure proceedings, the Mortgagee shall thereupon become subrogated to the rights of the Tenant under this Lease, provided it attorns to the Landlord as tenant and undertakes to be bound by and to perform the covenants and agreements of the Tenant under this

Lease for so long as it remains tenant and has not assigned the balance of the Term. If there is more than one Mortgage and more than one Mortgagee commences foreclosure proceedings the right to cure any default granted by this subsection 19.2( c) to a foreclosing Mortgagee shall be granted to the Mortgagee whose Mortgage ranks higher in priority.

(d)

If this Lease shall be subject to termination or forfeiture pursuant to Article 18 by reason of the bankruptcy or insolvency of the Tenant and the Mortgagee has filed with the Landlord notice of Mortgage in favour of the Mortgagee and specified an address for notice, the Landlord shall give to the Mortgagee notice of the bankruptcy or insolvency of the Tenant entitling the Landlord to terminate or forfeit this Lease, and stating the Landlord's intention to take such proceedings, and requiring the Mortgagee to cure any other default of the Tenant; and the Tenant's other default shall be deemed to have been sufficiently cured if the Mortgagee:

(i)

commences foreclosure proceedings against the Tenant as more particularly set out in subsection 19.2(c);

(ii)

takes possession and control of the Lands and the Project, or causes a receiver to be appointed, under the terms of the Mortgage or by a court of competent jurisdiction, who takes possession and control of the Lands and the Project, and the Landlord hereby grants the Mortgagee or such receiver access to the Lands and the Project for that purpose;

(iii)

cures every default within a period of 60 days from the date of receipt by the Mortgagee of the notice from the Landlord of the bankruptcy or insolvency of the Tenant, or if such default or defaults are other than the failure to pay Rent or any other sums required to be paid by the Tenant pursuant to any provisions of this Lease and if such default or defaults cannot reasonably be cured within such 60 day period, immediately commences to cure the same and to diligently prosecute to conclusion all acts necessary to cure the default or defaults; and

(iv)

attorns as tenant to the Landlord and undertakes to be bound by and to perform the covenants and agreements of the Tenant under this Lease for so long as it remains tenant and has not assigned the balance of the Tenn.

If there is more than one Mortgagee, the right to take possession and control to cure any default and to assume the Lease shall be granted to the Mortgagee who wants to do so and whose Mortgage ranks higher in priority.

(e)

Any re-entry termination, or forfeiture of this Lease made in accordance with the provisions of this Lease as against the Tenant shall be valid and effectual against the Tenant even though made subject to the rights of any Mortgagee to cure any default of the Tenant and to continue as tenant under this Lease.

(f)

No entry upon the Lands or the Project by the Mortgagee pursuant to this Section 19.2 for the purpose of curing any default or defaults of the Tenant shall release or impair the continuing obligations of the Tenant.

19.3

Mortgage Subject to Landlord's Rights Under Lease

Subject to the provisions of Section 19.2, every Mortgage shall be made expressly subject to the rights of the Landlord under this Lease.

19.4

Protection of Mortgagee

The Landlord and the Tenant agree that the obligations of the Landlord under Section 19.2 are subject to the Mortgagee at such time entering into an agreement whereby the Mortgagee covenants and agrees that if it acquires title to the Tenant's interest in this Lease, but only for so long as it holds such title, it shall perform and observe the covenants and agreements required of the Tenant to be performed and observed, if not performed or observed by the Tenant, whether or not the Landlord has taken any steps to enforce performance or observance of any of the covenants and agreements in this Lease to be performed or observed by the Tenant.

20.

MISCELLANEOUS

20.1

Registration

The Tenant shall, at the Tenant's sole cost and expense, be entitled to register a short form of this Lease, including without limitation, the right of first refusal herein contained in the applicable Land Title Office, in a form satisfactory to both the Landlord and the Tenant, acting reasonably.

20.2

Waiver

None of the terms, covenants, agreements or conditions of this Lease shall be or be deemed or construed to be waived by the Landlord except by the written consent of the Landlord and that if the Landlord fails or neglects for any reason to take advantage of any of the terms in this Lease permitting the termination or forfeiture of this Lease in whole or in part, or any other remedy or action by the Landlord, any such failure or neglect of the Landlord shall not be, nor be deemed nor construed to be, a waiver of any right subsequently arising to terminate or forfeit this Lease, to seek a remedy or take such action, or as a waiver of the right to require observance and performance of any of the obligations of the Tenant under this Lease.

46

20.3

Legal Contests

If any action or court proceeding is brought to recover any Rent or other amount payable under this Lease, or in respect of any of the terms, covenants, agreements or conditions of this Lease, or for the recovery of possession of all or any portion of the Lands, the Landlord shall be entitled to recover from the Tenant all costs reasonably incurred in connection therewith including legal fees on a solicitor-client basis.

20.4

Labour Disputes

The Landlord and the Tenant shall co-operate with each other in minimizing the effect of any labour dispute which either party may have upon the operations of the other party. The Tenant covenants that in the event of a labour dispute involving the Tenant, the Tenant shall take all appropriate steps to protect the Landlord from interference with its operations used by the dispute and without limiting the generality of the foregoing to eliminate picketing which may cause such interference. Such steps shall be taken at the expense of the Tenant and the Landlord shall have the right to retain counsel at its own expense to recommend to the Tenant appropriate action to protect the Landlord. The Tenant shall give due consideration to the recommendation of counsel for the Landlord.

20.5

Notices

All notices, demands, requests and other writing which may or are required to be given, made or sent pursuant to this Lease shall be in writing and shall be sufficiently given if delivered personally to the party or an officer of the party for whom it is intended, or mailed prepaid and registered to the respective addresses first hereinbefore specified in this Lease, or such other addresses as the parties may from time to time advise by notice in writing. The date of receipt of any such notice, demand, request or other writing shall be deemed to be the date of delivery of such notice, demand, request or other writing if delivered, or if mailed as aforesaid it shall be deemed to be on the third day next following the date of such mailing (excluding Saturdays, Sundays and statutory holidays in British Columbia), unless there is between the date of mailing and actual receipt a mail strike or other labour dispute which adversely affects mail service in British Columbia, in which case the party giving the notice, demand, request or other writing shall deliver such notice, demand, request or other writing by an alternative method, and the time of giving such notice, demand, request or other writing shall be the time of actual receipt of such notice, demand, request or other writing. No other form of delivery or giving of written notice, demand, request or other writing is precluded by this Section 20.5.

20.6

Further Acts

Each of the parties agrees to do all acts and sign such documents as may be requested by any of the other parties in order to give effect to the terms and intentions expressed in this Lease.

20.7

Successors and Assigns

This Lease shall enure to the benefit of be binding upon and apply to the respective successors and permitted assigns of the Landlord and the Tenant.

20.8

Overholding

If the Tenant remains in possession of the Lands or any portion of the Lands after the Term with the consent of the Landlord but without executing a new lease, there shall be no tacit renewal of this Lease despite any statutory provision or legal presumption to the contrary, and the Tenant shall occupy the Lands as a tenant from month to month and the Tenant shall comply with the same terms, covenants and conditions as are in this Lease as far as they apply to a monthly tenancy including payment of Rent.

20.9

Documentation and Administration Fees

The Tenant shall pay the appropriate documentation and administration fees and reasonable legal fees and disbursements of the Landlord for, but not limited to, the preparation of the Lease, modifications to the Lease, registration of the Lease, consents required for financing, subleasing and/or assigning the Lease, and such other similar matters requested by the Tenant.

21.

ARBITRATION

21.1

Arbitration

Any dispute required by this Lease to be determined by arbitration shall be determined by a single arbitrator if the Landlord and Tenant can agree on a single arbitrator within 7 business days of receipt of notice to arbitrate (the "Arbitration Notice") given by either the Landlord or the Tenant to the other and if the Landlord and the Tenant cannot agree on a single arbitrator within such period such dispute shall be determined by the decision of the majority of three arbitrators, one to be appointed by each of the parties within 14 business days of the receipt of the Arbitration Notice and the third arbitrator to be appointed by such two arbitrators within 28 business days of receipt of the Arbitration Notice. The third arbitrator shall be the chairman of the arbitration. The arbitration shall be initiated and conducted in accordance with the provisions of the Commercial Arbitration Act of British Columbia, as amended from time to time. The award of the arbitration shall be in writing, shall be binding upon the parties and may contain an order as to the costs of the arbitration. If there is no order as to the costs of the arbitration, each party shall bear its own costs and one-half of the common costs of the arbitration including the costs of the third arbitrator.

22.

ADDITIONAL PROVISIONS

22.1

Renewal

Provided the Tenant has duly and regularly performed its obligations under this Lease, the Tenant shall have the option to renew this Lease for three (3) additional terms of ten (10) years (each a "Renewal Term") on the same terms and conditions as are contained in this Lease, except for the amount of annual Basic Rent payable and except for this right of renewal which shall diminish on each Renewal Term by one.

The Renewal Term shall commence on the day immediately succeeding the expiry of the Term. The Tenant may only exercise such option to renew this Lease by giving notice in writing to the Landlord at least six (6) months but no greater than nine (9) months prior to the date on which the Renewal Term would commence.

If the Tenant gives such notice to the Landlord and if the Tenant has performed its obligations under this Lease as aforesaid up to the last day on which notice would be validly given hereunder to exercise the option for a Renewal Term, this Lease shall automatically be extended for the Renewal Term and the annual Basic Rent shall be 10% of the market value of the Lands, to their then use and zoning, determined immediately prior to the Renewal Term and excluding the value of all improvements effected by the Tenant.

Any dispute between the parties as to annual Basic Rent payable during the Renewal Term shall be settled in the following manner. The parties shall endeavour to agree on the then current Market Value of the Lands not later than ninety (90) business days preceding the date on which the new annual Basic Rent will apply. If the Landlord and the Tenant are unable to agree on the Market Value of the Lands, the matter shall be determined by arbitration pursuant to Section 21.1. The expense of the arbitration shall be borne equally by the Landlord and the Tenant.

22.2

Option to Purchase

[intentionally  deleted];

22.3

Option to Purchase the Lands

[Intentionally deleted].

22.4

Right of First Refusal

So long as the Tenant is not in default under this Lease, the Landlord covenants and agrees that during the Term and any Renewal Term it will not sell, agree to sell, transfer or in any manner dispose of or agree to dispose of the Lands or any part thereof except pursuant to a bona fide arm's length offer (the "Third Party Offer") which is unconditional and for cash consideration only and in accordance with the following procedure:

(a)

if the Landlord receives a Third Party Offer which it is prepared to accept, the Landlord shall send a notice of its intention to accept such Third Party Offer together with a duplicate copy of such Third Party Offer to the Tenant;

(b)

the notice and other documents sent to the Tenant pursuant to sub-paragraph (a) above shall constitute an offer (the "Offer") to the Tenant to sell to the Tenant the Lands on exactly the same terms and conditions as set forth in the Third Party Offer except for the purchase price in the Offer to the Tenant which shall be 15% greater than the Purchase Price in the Third Party Offer;

(c)

the Offer shall be open for acceptance by the Tenant for a period of 15 days from the date the Offer is made to the Tenant;

(d)

if the Tenant accepts the Offer in accordance with sub-paragraph (b) above within the time limit specified in sub-paragraph (c) above then there shall be a binding agreement of purchase and sale for the Lands between the Tenant and the Landlord on the terms and conditions of the Offer pursuant to sub-paragraph (b) above;

(e)

if the Tenant does not accept the Offer within the time limit specified in sub-paragraph (c) above then the Landlord may accept the Third Party Offer and may complete the sale and purchase contemplated therein and the Tenant shall provide the Landlord with the necessary release of the right of first refusal contained in this Section 22.4; and

(f)

if the sale and purchase pursuant to the agreement constituted by the acceptance of the Third Party Offer shall not complete on the intended closing date then the right of first refusal shall continue to be binding between the parties hereto.

IN WITNESS WHEREOF the parties have executed this Lease as of the day and year first above written.

CRYSTAL GRAPHITE CORPORATION

Per:

/s/ Gordon Sales

Authorized Signatory

530526 B.C. LTD.

Per:

/s/ Brian Wear

Authorized Signatory

SCHEDULE A

LEGAL DESCRIPTIONS OF THE LAND

Lot 1 District Lot 48, Cariboo District, Plan 26589 except plan PGP 35843

And

Lot, District Lot 222, Cariboo District, Plan 5054

SCHEDULE B

EASEMENTS AND STATUTORY RIGHTS-OF-WAY

AND LANDLORD'S EQUIPMENT LIST

Easements and Rights of Way - Nil

Equipment - to be subsequently provided by mutually agreed list

End of Exhibit 10.6

EXHIBIT 10.7

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Loan Agreement entered into between the Company and Alexander Cox, dated May 7, 2004, for an amount of $4,000,000

BETWEEN :

CRYSTAL GRAPHITE CORPORATION (Inc. No. 200650), with its registered office at P.O. Box 12077, 2550 - 555 West Hastings Street, Vancouver, British Columbia V6B 4N5.

(the "Borrower")

 AND:

ALEXANDER W. COX, Businessman, of 428 - 755 Burrard Street, Vancouver, B.C. V6Z 1X6

(the "Lender") WITNESSES THAT:

WHEREAS the Borrower has requested and the Lender has, agreed to make the Loan on the terms and conditions of this Agreement and to be secured by the Security and Supporting Documents;

In consideration of the premises and other good and valuable consideration, the Borrower covenants and agrees with or warrants and represents to the Lender as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions: The following terms used in this Agreement shall have the following meanings and all singular definitions maybe used in the plural to mean more than one of the term defined and vice-versa:

"Advance" means the advance of funds on the Loan, by the Lender to or for the benefit of the Borrower;

"Application Fee" means the sum of Twenty Thousand ($20,000.00) Dollars as described in Paragraph 2.4;

"Associate" means any "associate" or "affiliate" or "insider of a corporation" of any of the Borrowing Group including controlled and subsidiary companies, all as determined or defined from time to time in the Company Act of British Columbia;

LOAN AGREEMENT

This AGREEMENT is dated for reference May 7, 2004.

"Borrower's Liabilities" means the amount of all Advances, the unpaid portions, if any, of the Application Fee, the Commitment and Financing Fee, Expenses and all costs and damages suffered or incurred by the Lender arising from a breach or default under any of the Security and Supporting Documents, all interest from time to time accruing thereon, and all liabilities and indebtedness now or hereafter owing, arising, due or payable from the Borrower to the Lender whether under this Agreement or the other Security and Supporting Documents;

"Commitment and Funding Fee" means the fee described in Paragraph 2.10. "Commitment Letter" means the letter dated March 3, 2004 and executed by both parties;

"Debenture" means a demand debenture and all supplementals thereto in the principal amount of Four Million ($4,000,000.00) Dollars bearing interest at the Interest Rate executed by the Borrower and delivered to the Lender providing for a first registered, fixed and specific mortgage, pledge and charge on the Land and a general first floating charge on all other assets (both present and future) of the Borrower described therein, subject only to Permitted Encumbrances;

"Draw Request" means the form of request for an Advance as may be specified by the Lender from time to time including the certificates attached thereto and all necessary supporting documents, declarations and information;

"Event of Default" means any of the following:

(a)

a default or a breach of covenant or agreement by the Borrower any of the Security and Supporting Documents or under any contract the benefits of which has been absolutely or conditionally assigned to the Lender; or

(b)

if any warranty or representation by the Borrower is or becomes untrue or incorrect, under any of the Security and Supporting Documents; or

(c)

if at any time there is or has been any material discrepancy or inaccuracy in any written information, statements or representations heretofore or hereafter made or furnished to the Lender by or on behalf of the Borrower concerning the Land, the Security and Supporting Documents or the Borrowers assets, financial condition, voting control, management or responsibilities; or

(d)

if at any time there is or has been any material adverse change in any of the assets, financial condition, voting control, management or responsibilities of the Borrower;

"Expenses" means all costs and expenses incurred by the Lender relating to the Loan including, but without limitation, the legal costs of the Lender on a solicitor-client basis including legal costs related to syndication, the Lender's insurance consultant and all other out-of-pocket costs and expenses incurred in the approval and making of the Loan and the preparation, execution, delivery , registration and discharge of the Security and Supporting

Documents (including the cost of delivering copies of any documents required by law to be given to the Borrower or any other party;

"Insurance Policies" means all policies of hazard and liability insurance, for full insurable value with first loss payable to the Lender and required to be delivered to the Lender pursuant to the terms of the Debenture;

"Interest Rate" means the rate of 15% per annum, compounded monthly on the outstanding balance hereunder;

"Interest Reserve" means moneys in the amount of not less than $600,000.00 to be deposited by the Lender and maintained by the Borrower pursuant to Article 3 together with interest earned thereon from time to time;

"IR Account" means an account maintained by the Lender for the Interest Reserve in accordance with Article 3.

"Land" means the mineral tenures and land described in Schedule "A" and such additional mineral tenures and lands as may be charged by the Debenture or any extension thereof;

"Loan" means an amount of Four Million ($4,000,000.00) Dollars being from the Lender to the Borrower;

"Loan Advance" means the advance of the Loan funds to the Borrower from the Lender; "Loan Expiry Date" means the date twelve (12) months after the Loan Advance;

"Mortgage of Lease" means the mortgage to be granted on the same date as this Debenture to be secured against the Borrower's leasehold interest in the lands set out in Schedule "B";

"Permitted Encumbrances" means easements, rights of way, restrictive covenants and similar charges on the Land and defined or described as such in the Debenture or as approved by the Lender and their solicitors in writing and attached hereto as Schedule "B";

"PPSA Financing Statements" means financing statements under the British Columbia Personal Property Security Act made for a period of three (3) years;

"Security and Supporting Documents" includes:

this Agreement and all documents supplemental hereto; the Debenture;

the Mortgage of Lease;

all Insurance Policies;

the PPSA Financing Statements;

the Guarantee of Canada Pumice Corporation;

and such other security and supporting documents as may be required by the Lender.

1.2

Currency: All references to money amounts herein are, unless specifically otherwise stated, references to Canadian currency payable in Canada.

1.3 Incorporation of Preambles, Recitals and Schedules: The Preambles and Recitals set forth herein are a part of this Agreement and the Security and Supporting Documents and Schedules hereto are incorporated by reference and made a part of this Agreement.

1.4 Bona Fides: Any reference in this Agreement to a sale, lease or contract to which the Borrower is a party shall be interpreted to mean that it is bona fide arms-length unless otherwise specifically stated.

ARTICLE 2
THE LOAN, INTEREST AND PAYMENT THEREOF

2.1

Draw Requests: The Borrower shall make a Draw Request for the Loan Advance forthwith on being entitled to do so.

2.2 Agreement to Lend: Subject to compliance by the Borrower with the terms and conditions of this Agreement and until the Loan Expiry Date, the Lender agrees to make the Loan Advance, following receipt of a fully and accurately completed Draw Request.

2.3 Method of Making the Loan Advance: The Lender may, at his election, make the Loan Advance either with or without a Draw Request, directly, through his legal counsel or any third party, to the Borrower.

2.4 Application Fee: The total Application Fee for the Loan shall be Twenty Thousand ($20,000.00) Dollars which shall be deemed to have been fully earned by the Lender upon acceptance of the Commitment Letter by the Borrower. The Application Fee is consideration to the Lender for their consideration of the application for the Loan and shall not be refundable under any circumstances.

2.5 Commitment and Funding Fee: The total Commitment and Funding Fee for the Loan shall be One Million Five Hundred Thousand fully paid and non-assessable shares of the Borrower to be delivered to the Lender concurrently with the funding of the Loan. The Commitment and Funding Fee is consideration to the Lender for their agreement to make the Loan and shall not be refundable under any circumstances. The parties agree that even if no Advance is made or if the full amount of the Loan is not advanced, the Lender is absolutely entitled to the Commitment and Funding Fee as partial compensation for the risk to the Lender of delivering this Agreement, making any Advance on the Loan and as consideration for the value to the Borrower of this Agreement and the time and effort spent and expense incurred by the Lender and its employees and agents in the review and study of the documents pertaining to the transactions relating to the Loan, review of appraisals, credit reports and financial statements, physical inspection of the Lands, and loss of opportunity to make other loans. It is agreed for the purpose of this loan and for the purpose of calculating the cost of borrowing that these shares have a value of 60 cents per share.

 2.6 Interest: The Borrower shall pay interest on Borrower's Liabilities at the Interest Rate calculated and payable at the same time, in the same manner and subject to all the same covenants, terms and conditions and as determined and adjusted in the Debenture.

2.7

Repayment of Borrower's Liabilities: The Borrower shall:

(a)

repay the entire balance outstanding on the Loan on the Loan Expiry Date; The Lender agrees not to make demand pursuant to the Debenture prior to the Loan Expiry Date provided that no event of default under the Debenture or hereunder has occurred;

(b)

pay all other portions of the Borrower's Liabilities on demand without notice other than demand.

2.8

The Borrower shall pay all accrued and unpaid interest on the first day of the month.

2.9

The Borrower's Liabilities may be prepaid, in whole or in part, prior to the Loan Expiry Date, by paying the Lender a bonus of three months interest on the amount prepaid.

2.10 At any time during the period between March 1, 2005 and April 30, 2005, the Borrower may elect to extend the term of the loan for a further twelve (12) months from the Loan Expiry Date if:

(a)

the Loan is in good standing;

(b)

the Borrower is reasonably pursuing its business plan as the same may be amended by the board of directors from time to time; and

(c)

all payments under the Loan have been made when due.

 2.11 Security for Borrower's Liabilities: All Borrower's Liabilities shall be deemed to be secured by all the Security and Supporting Documents as of the date hereof notwithstanding the date Borrower's Liabilities may be advanced or incurred.

 2.12 Realization Proceedings: The Lender may commence realization proceedings, either judicial or extra judicial, under or in respect of the whole or any portion of the Security and Supporting Documents, immediately and without notice other than demand for immediate payment if an Event of Default has occurred.

ARTICLE 3
INTEREST RESERVE

3.1

The Lender shall establish the Interest Reserve by depositing the sum of
$600,000.00 to the IR Account from the proceeds of the Loan Advance.

3.2 The Interest Reserve, including interest thereon, shall be invested in the name of the Lender for the account of the Borrower in the IR Account. The Lender will apply funds from the IR Account towards servicing the monthly payments of Interest of section 2.6 and 2.8 under the Loan. In the event of default in payment or performance as required under the Loan Agreement, the Lender shall have the right to reduce the Deposit by the amount due to the Lender at any time in its sole discretion if it deems fit. The Lender, in the event of a default under the Loan Agreement may at its option apply the full balance held pursuant to this Agreement to the Loan Agreement account. Provided, that in the event the Lender applies the full amount of the deposit to the balance owing pursuant to the Loan Agreement, the application of these funds shall not remedy the default under the Loan Agreement and the Lender may exercise all its remedies under the Loan Agreement.

3.3 Pledge of Interest Reserve: The Interest Reserve and IR Account are hereby pledged by the Borrower to the Lender as collateral security for the payment of Borrower's Liabilities. So long as any Event of Default is outstanding the Lender may, in their discretion and in addition to the payment of interest due to the Lender, use all or any portion of the Interest Reserve to pay all or some of other Borrower's Liabilities then due.

3.4

Repayment of Interest Reserve: After repayment in full of Borrower's Liabilities, any remaining balance in the IR Account shall be paid to the Borrower.

ARTICLE 4
TERMS AND CONDITIONS APPLICABLE TO ADVANCES

4.1 Conditions Precedent for Loan Advance: The Lender shall not be obliged to make the Initial Advance or any Advance unless and until, in the opinion of the Lender, the following conditions, which only the Lender may waive, have been and continue to be satisfied, namely that, prior to the date of the Loan Advance, the following documents and assurances, all in form, substance, parties and execution acceptable to the Lender, has been delivered to the Lender and, where in the Lender's opinion necessary or advisable, filed or registered and, where required by the Lender, prepared or approved by their solicitors:

(i)

signed current financial statements of the Borrower including satisfactory verification of assets and values;

(ii)

each of the Security and Supporting Documents;

(iii)

corporate documents, namely:

A.

copies duly certified by its secretary of resolutions of its directors authorizing the borrowing or guaranteeing of the Loan as the case may be and the execution and delivery of the Security and Supporting Documents; and

B. an officer's certificate and certificate of incumbency setting forth specimen signatures of its officers and directors authorized to execute the Security and Supporting Documents;

(iv) an opinion of:

A.

the independent counsel of the Borrower addressed to the Lender and their counsel: as to the due incorporation, organization, valid existence and good standing with respect to filing annual reports, of such member and the due formation and existence of such member under the laws of British Columbia and/or the jurisdiction of its incorporation and/or any other jurisdiction in which it is registered to carry on business and that such member has all such corporate powers and authorizations as are necessary to enable it to own and operate or develop the Lands, to borrow the Loan, as the case may be, and to execute, deliver and carry out its obligations under the Security and Supporting Documents and that the Security and Supporting Documents which has been delivered has been duly authorized, executed and delivered by such member; such opinion shall also confirm that the shares forming the Commitment and Funding Fee have been duly and validly created, allotted and issued as fully paid and non-assessable.

B.

the Lender's counsel on title to the Land and the priority, enforceability and effectiveness of the Security and Supporting Documents which has been delivered; and

C.

the Lender's insurance consultant as to the apparent validity and enforceability of all Insurance Policies;

 4.2 Conditions Precedent for all Advances: The Lender shall not be obliged to make any Advance subsequent to the Loan Advance unless in the opinion of the Lender The terms and conditions applicable to all previous Advances has and continue to be satisfied, all of which shall, at the Lender's discretion, be re-applicable as of the date of such Advance.

ARTICLE 5
ADDITIONAL COVENANTS

 5.1 Title to Assets: The Company lawfully owns or is entitled to become the lawful owner of the Land with which it carries on its business (whether such ownership be legal or beneficial) and on registration of the Debenture with the Ministry of Energy, Mines and Petroleum Resources will be and until the release of the Debenture will remain the lawful owner of and lawfully possessed and seized of all of the Land and will have good title thereto free from all liens, charges and encumbrances whatsoever except Permitted Encumbrances and has good right and lawful authority to grant, convey, sell, bargain, assign, transfer, mortgage, pledge and charge the Land. The Borrower covenants that it does not, at the date hereof and shall not hold the Land or any portion thereof in trust for any other party;

 5.2 Due Incorporation and Registration: The Borrower is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and is duly registered and in good standing under the laws of each jurisdiction in which the Land is situate and has all powers, government permits, authorizations and such other powers and authorizations as are necessary to enable it to carry on its business and to execute, deliver and carry out its obligations under this Loan Agreement and all security collateral to this Loan Agreement;

 5.3 Due Authorization: This Loan Agreement is issued and all security collateral to this Loan Agreement is executed and delivered in accordance with resolutions of the directors of the Borrower and all other matters and things have been done and performed so as to authorize and make the execution, creation, issuance and delivery of this Loan Agreement and such collateral security legal and valid and in accordance with the requirements of the laws relating to the Borrower and all other statutes and laws in that behalf;

 5.4 Financial Statements: If required by the Lender, the Borrower shall within 90 days following the end of its fiscal years, deliver to the Lender then current financial and operating statements for the Borrower. Such financial and operating statements shall be prepared by a chartered accountant in good standing and shall include balance sheets and income and expense statements in such detail and with such schedules as the Lender may require. The Borrower shall keep adequate records and books of account in accordance with generally accepted accounting practice and will permit the Lender, by their agents, accountants and solicitors, to visit and examine their records and books of account and to discuss their affairs, finances and accounts with their officers, at such times as may be requested by the Lender. Throughout the term of the Loan, the Borrower shall promptly deliver to the Lender such other information with respect to the Borrower as the Lender may request from time to time. All financial statements shall be prepared in accordance with generally accepted accounting principles, and shall be accompanied by the certificate of a principal fmancial or accounting officer dated within five days of the delivery of such statements to the Lender, stating that he knows of no material adverse change in the financial position of the relevant entity since the date of such financial statements and, in the case of the Borrower, staling that he knows of no defaults under this Loan Agreement. All financial statements and other documents and information delivered by the Company in connection with the Company's application for the Loan are true and accurate and fairly represent the financial condition of the Company;

 5.5 Not in Default: The Company is not in default under any agreement or instrument to which it is a party nor is it party to or bound by any contract or agreement which could materially affect its business, property, assets or financial condition;

 5.6 Further Fundings: The Borrower shall apply 25% of the net proceeds from any financing received by the Borrower to the Loan. It is acknowledged by the Lender that this clause shall not apply to stock options or the exercise of warrants;

5.7

Solicitors Opinion: The Borrower covenants and agrees that, except for bona fide legal reasons, the Borrower will cause to be issued, at the Borrower's expense and at the request of the Lender at such time as it may lawfully be made, a legal opinion (as required under relevant Canadian or US law and practise) permitting the removal of the legend requiring a four months hold in relation to the 1,500,000 shares of the Borrower, which shares are being issued as further consideration for the making of the Loan. The Lender aclmowledges that it take such shares in accordance with restrictions in law required by regulators from time to time and the Lender represents and warrants that it is an accredited investor, is eligible to subscribe for and receive the shares pursuant to the relevant laws of BC and the USA and is acquiring the same for investment purposes.

ARTICLE 6
MISCELLANEOUS

6.1 Assignment:

(a) The Lender may, without consent, assign, grant security interests in, negotiate, pledge or otherwise dispose of Borrower's Liabilities and the Security and Supporting Documents and of their rights and security thereunder in whole or in part to any bank, person, firm, body corporate, company or other entity and all rights and remedies of the Lender in connection with the interest so assigned shall be enforceable against the Borrower and other parties thereto by such assignee as the same would has been by the Lender but for such assignment. The Lender may in connection with such transactions release any information or documents in their control in connection with the Loan and the Borrower to any assignee or intended assignee.

(b)

The Borrower shall not assign or encumber its rights and obligations under this Agreement, the Loan or the whole or any part of any Advance to be made hereunder, without the prior written consent of the Lender.

(c)

In no event shall the payment to the Lender for interest, fees or otherwise, exceed the maximum payment permitted under Section 347 of the Criminal Code (Canada) or successor sections ("Section 347"). The interest payable on the credit advanced under the Mortgage (as interest and credit advanced are defined in Section 347) shall not exceed an effective annual rate of interest of sixty (60%) percent calculated in accordance with generally accepted accounting and actuarial practices and principles. In the event that the Borrower would, but for this clause, be obligated to pay interest on the credit advanced under the Facility Letter at a criminal rate (as interest, credit advanced and criminal rate are defined in Section 347), the interest payable on the credit advanced hereunder shall be reduced to an effective annual rate of sixty (60%) percent, calculated in accordance with generally accepted accounting and actuarial practices and principles, firstly by reducing to the extent necessary the amount of any fees or other compensation or consideration other than interest payable, and secondly (if required) by reducing to the extent necessary the interest rate. In the event that the Borrower has paid to the Lender interest at a criminal rate on the credit advanced under the Mortgage (as interest, credit advanced and criminal rate are defined in Section 347), the Lender shall, at the request of the Borrower, refund to the Borrower an amount equal to the amount by which such interest received by the Lender exceeds the criminal rate.

 6.2 Survival of Terms: All covenants, agreements, representations and warranties made herein shall survive the execution and delivery to the Lender of the Security and Supporting Documents and the making of all Advances.

6.3

Any notice required to be given hereunder shall be in writing addressed to the party to whom it is given and shall be delivered to the address stated on the first page hereof or to such other address in British Columbia as the party to whom it is given shall has previously specified by written notice.

 6.4 Payment: The Borrower shall pay in lawful money of Canada in funds payable at par at Vancouver, British Columbia the principal sum, interest and all other Borrower's Liabilities as provided in this Agreement. Any moneys paid after 12:00 noon Vancouver time on the Loan Expiry Date shall be deemed to has been paid on the next following day that the Lender's solicitors at that time shall be open for business.

6.5

Time of Essence: Time is of the essence of this Agreement and the other Security and Supporting Documents.

6.6

Governing Law: The Security and Supporting Documents shall in all respects be governed by and construed in accordance with the laws of British Columbia.

 6.7 Execution in Counterparts: This Agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original and all such counterparts taken together shall constitute one and the same agreement.

6.8

Whole Agreement and Amendment or Modification: The rights and obligations of the parties hereto with respect to the Loan and the Project are wholly contained in thisAgreement and the other Security and Supporting Documents and all commitment letters and prior agreements are merged therein. The Security and Supporting Documents cannot be added to, amended or waived in whole or in part, or any collateral agreement thereto created orally, by letter, telex, or other written communication or by any course of conduct of the Lender, their employees or agents and there are no implied terms, covenants, agreements or conditions between the parties. No amendment, waiver or modification of this Agreement or the other Security and Supporting Documents in whole or in part or any collateral agreement shall be enforceable against the Lender unless it is by a formal instrument in writing expressed to be a modification of this Agreement or the other Security and Supporting Documents as the case may be and executed in the same fashion as this Agreement.

 6.09 Waivers of Performance by the Lender: The Lender may in their absolute discretion waive, modify or not enforce any condition or requirement hereunder or under any of the Security and Supporting Documents and any such waiver, modification, failure to enforce or the failure at any time by the Lender to require strict performance by the Borrower or any other party of any of the terms of this Agreement or of the terms of the other Security and Supporting Documents shall not release or diminish the obligations of the Borrower under any of the Security and Supporting Documents or affect any right of the Lender thereafter to demand strict performance therewith and any waiver of any Event of Default shall not waive or affect any similar or other Event of Default.

 6.10 Incorporation of Debenture Clauses: The warranties, representations, covenants, terms, conditions and agreements in the Debenture are incorporated herein and made a part hereof and are applicable hereto as if fully reproduced in this Agreement and are in addition to and enlarge and are not in substitution for those set out in this Agreement. In the event of a direct conflict between this Agreement and any of the other Security and Supporting Documents, this Agreement shall prevail. Notwithstanding that the Debenture is expressed to be payable on demand, the Lender shall not be entitled to make demand thereunder unless an Event of Default has occurred and is continuing.

 6.11 No Judicial Review: The Borrower acknowledges that this Agreement is entered into on the express condition that the Lender's opinions Gordon Sales

, approvals, consents, requirements, determinations and decisions and what is satisfactory or not satisfactory to them is in their sole and absolute discretion and is not subject to judicial review as to their reasonableness.

 6.12 Collateral Security: Each item in the Security and Supporting Documents is, will or has been taken by way of additional security only and neither the taking of such item nor anything done in pursuance hereof or thereof shall in any way prejudice or limit the rights of the Lender or the obligations of the Borrower under any other part of the Security and Supporting Documents. The rights and remedies given to the Lender hereunder and under each item of the Security and Supporting Documents shall be in addition to and not in substitution for and shall not in any way derogate from or delay or prejudice any rights or remedies to which the Lender may be entitled under any other item of the Security and Supporting Documents, any other agreement or security, or by law or in equity and such rights and remedies may be exercised. consecutively or concurrently and from time to time, all as the Lender in their absolute discretion from time to time determine.

 6.13 Severability: If any provision of the Security and Supporting Documents shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of the Security and Supporting Documents in any jurisdiction.

 6.14 Enurement: This Agreement shall be binding on and enure to the benefit of the Borrower and the Lender as well as their successors and permitted assigns.

IN WITNESS WHEREOF the Borrower has executed this Agreement.

Officer Signature(s)

Execution Date

Mortgagor(s)

Signature(s)

  /s/ Peter Jensen

May 7, 2004

CRYSTAL GRAHPITE

CORPORATION

Peter K. Jensen

by its authorized

Devlin Jensen

signatory(ies)

Barristers & Solicitors

P.O. Box 12077

Suite 2550 - 555 W. Hastings St.

  /s/ Gordon Sales

Vancouver, B.C.  V6B 4N5

Gordon Sales, President

____________________________________________________________________________

OFFICER CERTIFICATION:

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the Land Title Act as they pertain to the execution of this instrument.

SCHEDULE "A"
THE LAND CHARGED BY THIS DEBENTURE

1.

Mining Lease: 390937

Map No. 082F072

Mining Division: SLOCAN Land District: KOOTENAY

Claim Names: MOLLY 1, 2, 3 and 4

Title Nos: 305145, 305146, 305147, 305148 Lot No: 17073

Dated: June 25, 2002

2.

Mining Lease: 392322

Map No. 082F052, 082F062 Mining Division: SLOCAN Land District: KOOTENAY

Claim Names: Plant #1, Plant #2 Title Nos: 387588, 387589 Lot No: 17069, 17074

Dated: June 25, 2002

SCHEDULE "B"
PERMITTED ENCUMBRANCES ON THE LAND

NIL

End of Exhibit 10.7

EXHIBIT 10.8

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Graphite Mineral Property Agreement dated August 18, 2004, between Bao Zi Wan County Government and the Company

Graphite Mineral Property Agreement

Bao Zi Wan County Government

and

Crystal Graphite Corporation

THIS MINERAL PROPERTY AGREEMENT is dated and made for reference effective as of the 18th day of August, 2004.

BETWEEN:

BAO ZI WAN, a local county government

under the laws of the Peoples' Republic of China,

having an office located at Bao Zi

Wan Government, DaTong, Shanxi,

Peoples' Republic of China, 037002

Telephone & fax: 8603523167008

("BZW")

AND:

OF THE FIRST PART

CRYSTAL GRAPIDTE CORPORATION, a company

incorporated under the laws of British Columbia, having an

office located at Suite 1750 - 999 West Hastings St.,

Vancouver, B.C., Canada,

V6C 2W2

Telephone:     1-604-681-3060

Fax:     1-604-682-4886

("CGC')

OF THE SECOND PART

Article 1

WHEREAS:

A.

That BZW is the recorded and beneficial owners of a 100% interest of the DaTong DeSheng graphite deposit, plant and related infrastructure.

B.

That CGC is the recorded and beneficial owner of a 100% interest in mineral tenures, plant and graphite mining operation located in the Slocan Mining District of the Province of British Columbia, Canada.

C

BZW wish to grant CGC to have the right to mine, extract and process all graphite and tailings at the Da Tong DeSheng graphite plant and property.

Article 2

Type of Agreement. This Mineral Property Agreement is a Conditional Contract which allows CGC to explore the Da Tong DeSheng graphite plant and property so that due diligence work and a Technical Report, as required by the British Columbia Security Commission, can be completed and disclosed. If the Da Tong DeSheng Project is proven economic, once CGC Board of Director approval is obtained, CGC and BZW shall negotiate the formal Lease Agreement between the two Parties. Terms and conditions will be given in the Lease Agreement. This Lease Agreement though shall be of a 30-year term with a first option to renew a further 30 years.

.

Article 3

CGC Business Plan. CGC has included the development capital and high technology graphite production for the DaTong DeSheng graphite project in its Business Plan. The relevant section of the Business Plan and associated schedules make up the Appendix of this Mineral Property Agreement. All costs and production data in the Business Plan are Order of Magnitude (+/- 30%) estimates and are therefore subject to change. The Business Plan estimates a commitment of $2,700,000 Canadian dollars (16,605,000 rmb) over a period of three fiscal years.

Article 4

Covenants.

Article 4.1 This Mineral Property Agreement can be terminated by CGC if one of the following occurs:

1. CGC fails to obtain the Due-Diligence phase financing for the project within three months after the date this agreement is signed.

2. lf the DaTong DeSheng graphite project proves uneconomic as determined from the due diligence work and Technical Report.

3. If complex local political and taxation problems become a major issue.

4. If there proves to be metallurgical problems with the graphitic material that limits the final product from producing +98% graphitic carbon grade for +40% of product size.

Article 4.2 This Mineral Property Agreement can be terminated by BZW if one of the following occurs:

1. IfCGC fails to follow the laws and regulations of the Peoples' Republic of China, and after CGC is aware of problem, and it remains unresolved after a reasonable period of time, this agreement can be terminated by BZW.

2. A Lease Agreement is not finalized by 30 November 2005.

Article 5

Guarantee. In order to exercise the Mineral Property Agreement, to acquire the interest and to explore the property, CGC will advance $10,000 Canadian Dollars (61,500 rmb) by way of certified cheque(s) to BZW, as deposit which will be a part of future lease payments to BZW. If CGC terminates the agreement, BZW will not be required to return the advance. If BZW terminates the agreement it shall return the Cdn$1 0,000 to CGC within three months of a written notice of termination. During the Due-diligence and Technical Report period, BZW shall not negotiate with other Parties for a business arrangement to acquire the DaTong DeSheng graphite deposit, mine, plant or infrastructure, nor will BZW enter into a long term supply agreement without the expressed written approval from CGC; and without written approval of BZW, CGC shall not negotiate with other parties for a business arrangement to develop, mine or process graphite in the Peoples' Republic of China .

Article 6

Confidential Information. The Parties agree to treat all information acquired under this Agreement as confidential and not to use the name of any Party in any document or press release or disclose any information that may be obtained under this Agreement to third parties or to the public without first having obtained the written consent of such Party as to the form and content of any such disclosure or release, however, such consent in respect of the reporting of factual data shall not be unreasonably withheld, and shall not be withheld in respect of information required to be publicly disclosed pursuant to applicable securities or corporation laws. The Parties further agree not to use, sell, give, disclose or otherwise make available to third parties or to the public at any time any knowledge or information that the Parties may obtain relating to internal proprietary techniques and methods used by any of the Parties without the prior written consent of the other Parties.

Article 7

Fiscal Year. The Parties agree that all years mentioned in this agreement are CGC's fiscal year, which begins on 1 September to 31 August.  Year 2004 is therefore 1

September 2004 to 31 August 2005.

Article 8

Project Schedule. The DaTong DeSheng Graphite Project schedule forecast is given below:

Year 2004 (1 September 2004 to 31 August 2005):

CGC creates administrative system for project Technical and governmental meetings

Preliminary "due-diligence" engineering and marketing.

Year 2005 (1 September 2005 to 31 August 2006):

Consulting, budgeting and designing resource, plant, infrastructure, and mine.

Exploration and geological resource modelling.

Technical Report.

Marketing Studies

Formal Lease Agreement (November 2005)

Overseas procurement

Initial plant construction.

Year 2006 (1 September 2006 to 31 August 2007):

Plant construction completion in fall of2006. Plant debugging and initial production of graphite for lower end markets followed by growth into higher end quality markets.

Year 2007(1 September 2007 to 31 August 2008):

Project produces 570 tonnes of high purity graphite,

1000 tonnes or more will be produced for other markets.

Before a Lease Agreement is finalized BZW shall continue operating the DaTong DeSheng graphite mine and plant in its usual business manner, but agrees to cooperate with CGC in activities which will assist in the due diligence process. Once the Lease Agreement is finalized, CGC will assume the operation of these facilities once it has paid its first lease payment. CGC will make every effort to reduce the project schedule timing for an earlier Lease Agreement completion.

Article 9

Force Majeure.  The Project Schedule shall be extended for a period of time equivalent to the period or periods of force majeure.  The term "force majeure" as used in this Agreement includes any cause of any kind or nature whatsoever beyond CGC's reasonable control including, but not being limited to, laws, ordinances, governmental regulations, restraint or court order; inability to obtain equipment, material, power or fuel, or unusual delays in obtaining permits; labour shortages, labour disturbances, and other industrial disturbances to the extent that it or they are beyond the control of CGC; failure of carriers to transport or furnish facilities for transportation; acts of God, acts of the public enemy, war, blockage, riot, insurrection, lightning, fire, storm, flood, inclement weather, washout, explosion and breakage; or accident of machinery or facilities.

Article 10

Management. CGC would maintain a management representative in Beijing who would assist in coordinating the project. Technical and construction personnel from CGC would be seconded for the project on an as-needed basis. BZW will supply suitable accommodation for CGC personnel near the site. BZW will select a liaison person to work with the two Parties and to represent BZW. CGC shall select the Project Manager.

Article 11

Marketing:. CGC or a subsidiary company is responsible for marketing the graphite products and other products from the DaTong DeSheng Graphite mineral property. BZW shall assist CGC in identifying markets in China from past and current operating experience. Once the final lease agreement is formalized, CGC will begin to market all products both within and outside China. CGC has scheduled 570 tonnes of high purity DaTong graphite to be shipped to Canada for its marketing needs but has the right to divert shipments to other markets. CGC will require assistance from BZW for testing international markets during the period of this agreement. CGC agrees to pay current market prices for the graphite used in the test marketing program along with any additional costs which may occur in this preparation and packaging.

Article 12

Permits. CGC understands that BZW may make efforts to obtain permits and other authorization of every kind and nature whatsoever from governmental or private entities as may be necessary to conduct exploration activities.  While BZW shall be solely responsible in these efforts, CGC agrees to assist and cooperate fully with BZW in any and all such endeavours upon the BZW s' request.

IN WITNESS WHEREOF the Parties hereto have hereunto set their respective hands and seals in the presence of their duly' authorized signatories effective on the day and year first above written.

End of Exhibit 10.8

EXHIBIT 10.9

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Agreement in Principle dated November 1, 2004, between the Company and Beijing XinLong Corporation

Agreement in Principle

Crystal Graphite Corporation 1750-999 West Hastings Street Vancouver, British Columbia, V6C2W2 Canada	Beijing XinLong Corporation Room 610, Tower C, SOHO Newtown Jianguo Road, Chaoyang District Beijing, P. R. China

29 October 2004

Project Title:                                Marketing Beijing XinLong Corporation Geofabrics

Project Commencement:             1 November 2004

Summary of Proposal:

The reasons for the proposed marketing of Beijing XinLong Corporation geofabric products by Crystal Graphite Corporation's wholly owned subsidiary Canada Pumice Corporation is to introduce Beijing XinLong Corporation industrial and commercial products directly into the Canadian, United States, Mexican and European markets.

Beijing XinLong Corporation agrees to allow Canada Pumice Corporation to be the exclusive and sole distributor of all its products into the North American and European markets.

Beijing XinLong Corporation shall supply all necessary requested samples from its Hainan operations along with brochures, technical specifications, and copies of all necessary ISO certifications.

Canada Pumice Corporation shall have each product sample tested by an independent Canadian laboratory and shall supply Beijing XinLong Corporation with the certified analyses.

Canada Pumice Corporation is willing to appoint Beijing XinLong Corporation as its sole supplier for industrial geotextiles for the construction and landscape industry contingent on competitive pricing and the product meeting applicable specifications.

A firm agreement for the exclusive and sole distributorship for North America is to be finalized within 90 days of the signing of this agreement. This final agreement shall include pricing and conditions of all products and details of shipping costs and arrangements.

/s/ Brian Wear Mr. Brian Wear Chief Operating Officer & Senior Vice President	/s/ Ms. Klair Guo Ms. Klair Guo Expert Manager, Beijing XinLong Corp.

End of Exhibit 10.9

EXHIBIT 10.10

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Agreement in Principle dated November 1, 2004, between the Company and Clay Industiral Minerals, Ltd.

Agreement in Principle

Crystal Graphite Corporation 1750-999 West Hastings Street Vancouver, British Columbia V6C2W2 Canada	Clay Industrial Minerals., Ltd. of JianPing Qingfengshan, Jianping County Liaoning Province, P. R. China

29 October 2004

Project Title:                                 Marketing Clay Industrial Minerals Co. Products

Project Commencement:              1 November 2004

Summary of Proposal:

The reasons for the proposed marketing of Clay Industrial Minerals Corporation (CIMCO) VOLROCK products by Crystal Graphite Corporation's wholly owned subsidiary Canada Pumice Corporation is to introduce CIMCO bentonite products directly into the Canadian and United States markets.

As per CIMCO and Crystal Graphite Corporation discussions on 27 October 2004 in Jianping, Liaoning Province, P. R. of Chin~ CIMCO agrees to allow Canada Pumice Corporation to be the exclusive and sole distributor of all bentonite products into the North American market. CIMCO would also give Canada Pumice Corporation first option in any business arrangement for production expansion.

CIMCO shall supply all necessary samples of their Jian Ping Operations bentonite along with brochures, technical specifications, and copies of all ISO certifications.

Canada Pumice Corporation shall have each product sample tested by an independent Canadian laboratory and shall supply CIMCO with the certified analyses. Canada Pumice Corporation also agrees to bear research and development costs for new products resulting from material combinations of VOL ROCK and Canada Pumice Corporation's products, and shall supply CIMCO with all technical results.

A firm agreement for the exclusive and sole distributorship for North America is to be formalized within 90 days after signing of this agreement. This formal agreement shall include pricing and conditions of all products and details of shipping costs and arrangements.

/s/ Brian Wear Mr. Brian Wear Chief Operating Officer & Senior Vice President	/s/ Jin Lei Jing Mr. Jin Lei Jing General Manager

End of Exhibit 10.10

EXHIBIT 10.11

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Agreement in Principle dated November 1, 2004, between the Company and Tri-star Activated Carbon Corporation

Agreement in Principle
Crystal Graphite Corporation 1750-999 West Hastings Street Vancouver, British Columbia, V6C2W2 Canada	Tri-star Activated Carbon Corporation East of Sha Ling County Da Tong City, Shanxi Province P. R. China 037004

29 October 2004

Project Title:                            Marketing Tri-star Activated Carbon

Project Commencement:         1 November 2004

Summary of Proposal:

The reasons for the proposed marketing of Tri-star Activated Carbon Corporation by Crystal Graphite Corporation's wholly owned subsidiary Canada Pumice Corporation is to introduce Tri-star's activated carbon products directly into the Canadian market and indirectly into United States markets.

As per Tri-star and Crystal Graphite Corporation discussions on 27 October 2004 in Da Tong, Shanxi province, P. R. of China, Tri-star agrees: 1) to allow Canada Pumice Corporation to be the exclusive and sole distributor of all its activated carbon products into the Canadian market, and 2) to exclusively allow Canada Pumice Corporation to market its product into the United States market via Canada.

Tri-star shall supply all necessary samples of their Da Tong Operations activated carbon along with brochures, all technical specifications, and copies of all ISO certifications.

Canada Pumice Corporation shall have each product sample tested by an independent Canadian laboratory and shall supply Tri-star with the certified analyses. Canada Pumice also agrees to bear research and development costs for blending and combinations of Tri-star activated carbon and Canada Pumice Corporation's volcanic material products, and shall supply Tri-star with all technical results.

A firm agreement for the exclusive and sole distributorship is to be finalized within 90 days of the signing of this agreement. This final agreement shall include pricing and conditions of all products and details of shipping costs and arrangements.
/s/ Brian Wear Mr. Brian Wear Chief Operating Officer & Senior Vice President	/s/ Jin Lei Gang Mr. Jin Lei Gang General Manager

End of Exhibit 10.11

EXHIBIT 10.12

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Amended Share Purchase Agreement – Phase I – dated December 30, 2004 and having an effective date of March 3, 2004 among the Company, CPC and Brian Wear

AMENDED SHARE PURCHASE AGREEMENT

PHASE I

THIS SHARE PURCHASE AGREEMEN T is dated for reference the 3rd day of March, 2004 (' Effective Date ") as amended December 30, 2004.

AMONG :

CRYSTAL GRAPHITE CORPORATION, a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

(the "Purchaser")

( OF THE FIRST PART )

AND :

CANADA PUMICE CORPORATION a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

(the "Corporation")

( OF THE SECOND PART )

AND :

BRIAN C. WEAR , businessman and sole stockholder of the Corporation and having his address at that of the Corporation above

("Shareholder")

( OF THE THIRD PART )

WHEREAS:

A.

The Corporation, directly or by subsidiaries, is an owner of land and claims and processing facilities in the region of Quesnel, BC on or adjacent to which the Corporation conducts active quarrying, processing and sales business of pumice and other minerals under the name of the Corporation and its wholly owned subsidiaries, Volcanic & Industrial Minerals Inc (" Volcanic ") and Cariboo Lava Corporation (" Cariboo") ;

B.

By Phase I agreement (the " Agreement ") dated March 3, 2004 the Shareholder, owner of all of the issued, issuable and outstanding shares of the Corporation (the " Corporation Shares "), sold 92 Corporation Shares to the Purchaser for common shares of the Purchaser and which common shares were valued at a deemed price $0.74 per share;

C.

The Parties, inter alia, in consultation with their auditors have determined to amend the deemed price and to make consequent alterations and amendments to the Agreement;

D.

The respective boards of directors of the Purchaser and Corporation each deem it advisable and in the best interests of their respective companies to amend the terms of the Agreement: and

E.

The respective boards of directors of the Purchaser and Corporation and the Shareholder have also approved and adopted this amendment to the Agreement as a transfer or sale and receipt of shares pursuant to section 85(1) of the Income Tax Act (Canada) (the "Tax Act").

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of valuable consideration and pursuant to sections 2.04 and 15.02 of the Agreement, the Parties do hereby agree to alter and amend the Agreement as follows:

Section 2.01 of the Agreement is hereby altered and amended to provide as follows:

"2.01

Purchase of Corporation Shares ..  On the terms and subject to the conditions set forth herein, the Shareholder hereby agrees to sell, transfer, convey, assign and deliver to the Purchaser, free and clear of all Corporation Share Encumbrances (as defined in paragraph 3.01.1), and the Purchaser hereby agrees to purchase, acquire and accept from the Shareholder, one hundred and fifty-one (151) Corporation Shares (" Purchased Corporation Shares ") having an agreed value of five hundred and twenty-one thousand five hundred and sixteen dollars and twenty-five cents ($521,516.25).  At Closing, the Shareholder will deliver to the Purchaser certificates evidencing all of the Purchased Corporation Shares duly endorsed for transfer and such other instruments as have been reasonably requested by the Purchaser to transfer full legal and beneficial ownership of the Purchased Corporation Shares to the Purchaser, free and clear of all Corporation Share Encumbrances and the Corporation agrees to enter the Purchaser on the books of the Corporation as the holder of the Purchased Corporation Shares and to issue one or more replacement share certificates representing the Purchased Corporation Shares to the Purchaser or the Purchaser's nominee.  The Purchaser shall pay the Purchase Price for the Purchased Corporation Shares in accordance with the terms of Section 2.02 of this Agreement."

Section 2.02 of the Agreement is hereby altered and amended to provide as follows:

"2.02

Purchase Price for Purchased Corporation Share s.  The aggregate purchase price to be paid by the Purchaser to the Shareholder (or his designees) for the Purchased Corporation Shares at Closing will be the sum of CDN$521,516.25 (the " Purchase Price ") which shall be fully satisfied and paid by the delivery of one million one hundred and fifty-eight thousand nine hundred and twenty-five (1,158,925) common shares (the " Purchase Price shares ") of the Purchaser at the deemed price of CDN$0.45 per common share.  The 1,158,925 Purchase Price shares, represented by one or several certificates as requested by the Shareholder (and if no request is made five days or more prior to Closing then by one certificate), of the Purchaser constituting the Purchase Price to be delivered to the Shareholder at Closing shall be issued from treasury of the Purchaser as validly and lawfully issued and fully paid and non-assessable without lien or encumbrance of any nature whatsoever, excepting only restrictions as may be imposed by generally Applicable Law and the Shareholder acknowledges that the Purchase Price shares shall be subject to restrictions as to disposition consequent upon Applicable Law and the certificates shall therefor have imprinted upon them restrictive language generally as follows:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or the laws of any state and have been issued pursuant to an exemption from registration pertaining to such securities and pursuant to a representation by the security holder named hereon that said securities have been acquired for purposes of investment and not for purposes of distribution.  These securities may not be offered, sold, transferred, pledged or hypothecated in the absence of registration, or the availability of an exemption from such registration. Furthermore, no offer, sale, transfer, pledge or hypothecation is to take place without the prior written approval of counsel to the issuer being affixed to this certificate.  The stock transfer agent has been ordered to effectuate transfers of this certificate only in accordance with the above instructions."

"Unless permitted under securities legislation in British Columbia or Alberta, the holder of the securities shall not trade the securities before the earlier of (i) the date that is 12 months and a day after the date the issuer first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the issuer is a SEDAR filer; and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the issuer became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade."

Furthermore, as the Corporation is a company whose securities are or may be subject to US law, the Shareholder hereby agrees, represents and warrants to the Corporation as follows:

(i)

Shareholder (i) is not a U.S. Person (as defined in Rule 902 of Regulation S ("Regulation S") under the United States Securities Act of 1933 (the "1933 Act")), which definition includes, but is not limited to, any natural person resident in the United States, any corporation or partnership incorporated or organized under the laws of the United States, or any estate or trust of which any executor, administrator or trustee is a U.S. Person); (ii) is not purchasing any of the Securities for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account of any person in any jurisdiction other than the jurisdiction set out in the name and address of Shareholder below; and (iii) was not offered any Securities in the United States and was outside the United States at the time of execution and delivery of this Agreement.

(ii)

Shareholder acknowledges that the Securities have not been registered under the 1933 Act and the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities.  The Shareholder agrees to resell the Securities only in accordance with the provisions of Regulation S and any other applicable securities laws, pursuant to a registration under the 1933 Act, or pursuant to an available exemption from such registration, and that hedging transactions involving the Securities may not be conducted unless in compliance with the 1933 Act.  The Shareholder understands that any certificate representing the Securities will bear a legend setting forth the foregoing restrictions.  The Shareholder understands that the Securities are restricted securities within the meaning of Rule 144 promulgated under the 1933 Act; that the exemption from registration under Rule 144 will not be available in any event for at least one year from the date of purchase and payment of the Securities by the Shareholder, and other terms and conditions of Rule 144 are complied with; and that any sale of the Securities may be made by the Investor only in limited amounts in accordance with such terms and conditions.

(iii)

No U.S. Person, either directly or indirectly, has any beneficial interest in any of the Securities acquired by Shareholder hereunder, nor does Shareholder have any agreement or understanding (written or oral) with any U.S. Person respecting:

(a)

the transfer or any assignment of any rights or interest in any of the Securities;

(b)

the division of profits, losses, fees, commissions or any financial stake in connection with this subscription; or

(c)

the voting of the Securities."

The Parties agree that all other terms of the Agreement shall remain in full force and effect unaltered and the forgoing amended provisions are inserted and substituted for the referenced sections in the Agreement as if made ab initio at the time of execution.  The Parties agree to make any consequential changes as shall be required or advisable consequent upon the foregoing amendments.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to Agreement to be duly executed by their respective authorized officers effective as of the Effective Date.

CRYSTAL GRAPHITE CORORATION

)

)

)

Per:

/s/ Gordon Sales

)

Authorized Signatory

)

CANADA PUMICE CORPORATION

)

)

)

Per:

/s/ Brian Wear

)

Authorized Signatory

)

SIGNED, SEALED AND DELIVERED

by BRIAN WEAR in the

)

presence of:

)

)

/s/ Diana Fell

)

Signature of Witness

)

/s/ Brian Wear

Diana Fell

)

BRIAN WEAR

Name of Witness

)

34741 - 1st Ave.

)

Address of Witness

)

Abbotsford, B.C.

)

End of Exhibit 10.12

EXHIBIT 10.13

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Amended Share Purchase Agreement – Phase II – dated December 30, 2004 and having an effective date of March 3, 2004 among the Company, CPC and Brian Wear

AMENDED SHARE PURCHASE AGREEMENT

PHASE II

THIS SHARE PURCHASE AGREEMEN T is dated for reference the 3rd day of March, 2004 (' Effective Date ") as amended December 30, 2004.

AMONG :

CRYSTAL GRAPHITE CORPORATION, a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

(the "Purchaser")

( OF THE FIRST PART )

AND :

CANADA PUMICE CORPORATION a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

(the "Corporation")

( OF THE SECOND PART )

AND :

BRIAN C. WEAR , businessman and sole stockholder of the Corporation and having his address at that of the Corporation above

("Shareholder")

( OF THE THIRD PART )

WHEREAS:

A.

The Corporation, directly or by subsidiaries, is an owner of land and claims and processing facilities in the region of Quesnel, BC on or adjacent to which the Corporation conducts active quarrying, processing and sales business of pumice and other minerals under the name of the Corporation and its wholly owned subsidiaries, Volcanic & Industrial Minerals Inc (" Volcanic ") and Cariboo Lava Corporation (" Cariboo") ;

B.

By Phase I agreement dated March 3, 2004 the Shareholder, owner of all of the issued, issuable and outstanding shares of the Corporation (the " Corporation Shares "), initially agreed to sell 92 Corporation Shares but amended subsequently (but effective the Effective Date) sold 151 Corporation Shares to the Purchaser for common shares of the Purchaser and which common shares were initially valued at a deemed price of $0.74 per share and thereafter (but effective the Effective Date) valued at a deemed value of $0.45 per Purchaser common share;

C.

Consequent upon the Phase I agreement sale as amended, the Shareholder owned 1849 shares of the 2000 shares issued of the issued, issuable and outstanding shares of the Corporation (the " Corporation Shares ") and the Purchaser owned 151 shares of the Corporation;

D.

By Phase II agreement (the " Agreement "), dated March 3, 2004, the Purchaser agreed to purchase the remaining Corporation Shares but consequent upon the amendments to the Phase I agreement and the Parties agreement to amend the deemed value of the Purchaser common shares to $0.45 and to diminish the deemed value of the sale such that the number of aggregate shares payable of Purchaser common shares remains unaltered, the Parties have agreed to effect the within amendments to the Agreement;

E.

The respective boards of directors of the Purchaser and Corporation each deem it advisable and in the best interests of their respective companies to amend the terms of the Agreement: and

F.

The respective boards of directors of the Purchaser and Corporation and the Shareholder have also approved and adopted this amendment to the Agreement as a transfer or sale and receipt of shares pursuant to section 85(1) of the Income Tax Act (Canada) (the "Tax Act").

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of valuable consideration and pursuant to sections 2.04 and 15.02 of the Agreement, the Parties do hereby agree to alter and amend the Agreement as follows:

Section 2.01 of the Agreement is hereby altered and amended to provide as follows:

"2.01  Purchase of Corporation Shares ..  On the terms and subject to the conditions set forth herein, the Shareholder hereby agrees to sell, transfer, convey, assign and deliver to the Purchaser, free and clear of all Corporation Share Encumbrances (as defined in paragraph 3.01.1), and the Purchaser hereby agrees to purchase, acquire and accept from the Shareholder, one thousand eight hundred and forty-nine (1849) Corporation Shares (" Purchased Corporation Shares "), being all of the remaining issued Corporation Shares, having an agreed value of six million three hundred and eighty-three thousand seven hundred and thirty three dollars and eighty cents ($6,383,733.80).  At Closing, the Shareholder will deliver to the Purchaser certificates evidencing all of the Purchased Corporation Shares duly endorsed for transfer and such other instruments as have been reasonably requested by the Purchaser to transfer full legal and beneficial ownership of the Purchased Corporation Shares to the Purchaser, free and clear of all Corporation Share Encumbrances and the Corporation agrees to enter the Purchaser on the books of the Corporation as the holder of the Purchased Corporation Shares and to issue one or more replacement share certificates representing the Purchased Corporation Shares to the Purchaser or the Purchaser's nominee.  The Purchaser shall pay the Purchase Price for the Purchased Corporation Shares in accordance with the terms of Section 2.02 of this Agreement."

Section 2.02 of the Agreement is hereby altered and amended to provide as follows:

"2.02

Purchase Price for Purchased Corporation Share s.  The aggregate purchase price to be paid by the Purchaser to the Shareholder (or his designees) for the Purchased Corporation Shares at Closing will be the sum of CDN$6,383,733.80 (the " Purchase Price ") which shall be fully satisfied and paid by the delivery of fourteen million one hundred and eighty-six thousand and seventy-five (14,186,075) common shares (the " Purchase Price shares ") of the Purchaser at the deemed price of CDN$0.45 per share.  The 14,186,075 Purchase Price shares, represented by one or several certificates as requested by the Shareholder (and if no request is made five days or more prior to Closing then by one certificate), of the Purchaser constituting the Purchase Price to be delivered to the Shareholder at Closing shall be issued from treasury of the Purchaser as validly and lawfully issued and fully paid and non-assessable without lien or encumbrance of any nature whatsoever, excepting only restrictions as may be imposed by generally Applicable Law and the Shareholder acknowledges that the Purchase Price shares shall be subject to restrictions as to disposition consequent upon Applicable Law and the certificates shall therefor have imprinted upon them restrictive language generally as follows:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or the laws of any state and have been issued pursuant to an exemption from registration pertaining to such securities and pursuant to a representation by the security holder named hereon that said securities have been acquired for purposes of investment and not for purposes of distribution.  These securities may not be offered, sold, transferred, pledged or hypothecated in the absence of registration, or the availability of an exemption from such registration. Furthermore, no offer, sale, transfer, pledge or hypothecation is to take place without the prior written approval of counsel to the issuer being affixed to this certificate.  The stock transfer agent has been ordered to effectuate transfers of this certificate only in accordance with the above instructions."

"Unless permitted under securities legislation in British Columbia or Alberta, the holder of the securities shall not trade the securities before the earlier of (i) the date that is 12 months and a day after the date the issuer first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the issuer is a SEDAR filer; and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the issuer became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade."

Furthermore, as the Corporation is a company whose securities are or may be subject to US law, the Shareholder hereby agrees, represents and warrants to the Corporation as follows:

(i)

Shareholder (i) is not a U.S. Person (as defined in Rule 902 of Regulation S ("Regulation S") under the United States Securities Act of 1933 (the "1933 Act")), which definition includes, but is not limited to, any natural person resident in the United States, any corporation or partnership incorporated or organized under the laws of the United States, or any estate or trust of which any executor, administrator or trustee is a U.S. Person); (ii) is not purchasing any of the Securities for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account of any person in any jurisdiction other than the jurisdiction set out in the name and address of Shareholder below; and (iii) was not offered any Securities in the United States and was outside the United States at the time of execution and delivery of this Agreement.

(ii)

Shareholder acknowledges that the Securities have not been registered under the 1933 Act and the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities.  The Shareholder agrees to resell the Securities only in accordance with the provisions of Regulation S and any other applicable securities laws, pursuant to a registration under the 1933 Act, or pursuant to an available exemption from such registration, and that hedging transactions involving the Securities may not be conducted unless in compliance with the 1933 Act.  The Shareholder understands that any certificate representing the Securities will bear a legend setting forth the foregoing restrictions.  The Shareholder understands that the Securities are restricted securities within the meaning of Rule 144 promulgated under the 1933 Act; that the exemption from registration under Rule 144 will not be available in any event for at least one year from the date of purchase and payment of the Securities by the Shareholder, and other terms and conditions of Rule 144 are complied with; and that any sale of the Securities may be made by the Investor only in limited amounts in accordance with such terms and conditions.

(iii)

No U.S. Person, either directly or indirectly, has any beneficial interest in any of the Securities acquired by Shareholder hereunder, nor does Shareholder have any agreement or understanding (written or oral) with any U.S. Person respecting:

(a)

the transfer or any assignment of any rights or interest in any of the Securities;

(b)

the division of profits, losses, fees, commissions or any financial stake in connection with this subscription; or

(c)

the voting of the Securities."

The Parties agree that all other terms of the Agreement shall remain in full force and effect unaltered and the forgoing amended provisions are inserted and substituted for the referenced sections in the Agreement as if made ab initio at the time of execution.  The Parties agree to make any consequential changes as shall be required or advisable consequent upon the foregoing amendments.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to Agreement to be duly executed by their respective authorized officers effective as of the Effective Date.

CRYSTAL GRAPHITE CORORATION

)

)

)

Per:

/s/ Gordon Sales

)

Authorized Signatory

)

CANADA PUMICE CORPORATION

)

)

)

Per:

/s/ Brian Wear

)

Authorized Signatory

)

SIGNED, SEALED AND DELIVERED

by BRIAN WEAR in the

)

presence of:

)

)

/s/ Diana Fell

)

Signature of Witness

)

/s/ Brian Wear

Diana Fell

)

BRIAN WEAR

Name of Witness

)

34741 - 1st Ave.

)

Address of Witness

)

Abbotsford, B.C.

)

End of Exhibit 10.13

EXHIBIT 31.1

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Certification of Disclosure in Crystal Graphite Corporation’s Annual Report by Gordon Sales

End of Exhibit 31.1

Certification of Disclosure in

Crystal Graphite Corporation’s Annual Report

I, Gordon Sales, certify that:

1.

I have reviewed and read this annual report on Form 20-F of Crystal Graphite Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered y the annual report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: March 10, 2005

/s/ Gordon Sales

Gordon Sales, President, CEO and Director.

EXHIBIT 31.2

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation.

Attached find the following materials:

Certification of Disclosure in Crystal Graphite Corporation’s Annual Report by Bernie Zacharias

End of Exhibit 31.2

Certification of Disclosure in

Crystal Graphite Corporation’s Annual Report

I, Bernie Zacharias, certify that:

1.

I have reviewed and read this annual report on Form 20-F of Crystal Graphite Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered y the annual report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: March 10, 2005

/s/ Bernie Zacharias

Bernie Zacharias, Chief Financial Officer (Principal Accounting Officer)

EXHIBIT 32.1

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Certification of Gordon Sales pursuant to Section 906

of the Sarbanes-Oxley Act of 2002

End of Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended August 31, 2004 of Crystal Graphite Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Gordon Sales, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 10, 2005

/s/ Gordon Sales

Gordon Sales, President, CEO and Director

EXHIBIT 32.2

This is an Exhibit to the Form 20-F of Crystal Graphite Corporation

Attached find the following materials:

Certification of Bernie Zacharias pursuant to Section 906

of the Sarbanes-Oxley Act of 2002

End of Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended August 31, 2004 of Crystal Graphite Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Bernie Zacharias, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 10, 2005

/s/ Bernie Zacharias

Bernie Zacharias, Chief Financial Officer (Principal Accounting Officer)