Form 20-F/A
period 2004-08-31
CRYSTAL GRAPHITE CORP
filed 2005-06-15
CIK 1077295

__________

Securities and Exchange Commission

FORM 20-F/A-1

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

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT

   MARKET RISK

76

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY

   SECURITIES

76

A.

Debt Securities

76

B.

Warrants and Rights

76

C.

Other Securities

76

D.

American Depositary Shares

76

PART II

77

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

77

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

   HOLDERS AND USE OF PROCEEDS

77

ITEM 15 – CONTROLS AND PROCEDURES

77

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

77

ITEM 16B – CODE OF ETHICS

77

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

78

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT

   COMMITTEES

78

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND

   AFFILIATED PURCHASERS

78

ITEM 17 – FINANCIAL STATEMENTS

79

ITEM 18 – FINANCIAL STATEMENTS

79

ITEM 19 – EXHIBITS

80

(A)

Financial Statements

80

(B)

Exhibits

80

SIGNATURES

109

EXHIBIT INDEX

110

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

1 -- Caterpillar D8K crawler tractor

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

Trend Information

An International Marketing Team was initiated to determine:

•

The range of graphite able to be produced from the deposit

•

The demand for graphite in the markets of Japan, USA and Asia

•

The range of graphite purchased, the sources of supply and quality demanded for each grade of graphite

•

The likely prices of each grade of graphite

•

Competitor analysis

•

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

Trend Information

An International Marketing Team was initiated to determine:

•

The range of graphite able to be produced from the deposit

•

The demand for graphite in the markets of Japan, USA and Asia

•

The range of graphite purchased, the sources of supply and quality demanded for each grade of graphite

•

The likely prices of each grade of graphite

•

Competitor analysis

•

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

Pursuant to Form 41 of the Securities Rules (British Columbia), the Company is a “small business issuer”, which is defined as a company that:

-

had revenues of less than $25,000,000 in its last completed financial year;

-

is not a non-redeemable investment fund or mutual fund;

-

has a public float of less than $25,000,000; and

-          if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created eight Executive Offices, namely that of President, Secretary, CEO, Sr. Vice President, Chief Operating Officer, Vice President- Operations, Vice President – Corporate Development and Chief Financial Officer.  In this regard the Company’s named Executive Officers (collectively, the “Named Executive Officers”) are as follows:

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

ITEM 15 – CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on August 31, 2004, concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Our officers concluded that the disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting  procedures or  in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Company currently does not have an audit committee financial expert serving on its Audit Committee.  Although the company does not have an independent financial expert on the Committee, the Committee’s members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance.  The Board feels that there is a broad and suitable mix of business and financial experience on the Committee.  The Board will keep under active review the financial expert matter during the 2005 financial year as part of their nomination and succession planning activities.

ITEM 16B – CODE OF ETHICS

The Company has not yet adopted a code of ethics that applies to the principal executive officer and principal financial and accounting officers.  The Company will be developing a written code of ethics.

ITEM 16C – PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fees billed for each of the fiscal years ended August 31, 2004 and 2003 for professional services rendered by Staley, Okada and Partners (“Staley Okada”) for the audit of the Company’s annual financial statements or services that are normally provided by Staley Okada in connection with statutory and regulatory filings or engagements for those fiscal years were $44,793 and $14,230, respectively.

Audit-Related Fees

There were no aggregate fees billed in each of the fiscal years ended August 31, 2004 and 2003 for assurance and related services by Staley Okada to the Company that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above.

Tax Fees

There were no aggregate fees billed in each of the fiscal years ended August 31, 2004 and 2003 for professional services rendered by Staley Okada to the Company for tax compliance, tax advice or tax planning and are not reported under “Audit Fees” above.

All Other Fees

There were no aggregate fees billed in each of the fiscal years ended August 31, 2004 and 2003 for products and services provided by Staley Okada to the Company, other than the services reported in the three preceding paragraphs..

Audit Committee Pre-Approval Policies

The Audit Committee pre-approves all auditing and non-auditing services to be provided to the Company by the Company’s independent auditors.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

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

10.1*

Loan Agreement entered into between the Company and Alexander Cox, dated September 25, 2003, for an amount of $1,000,000.

10.2*

Share Purchase Agreement – Phase I – dated March 3, 2004 among the Company, CPC and Brian Wear.

10.3*

Share Purchase Agreement – Phase II – dated March 3, 2004 among the Company, CPC and Brian Wear.

10.4*

Loan, Pledge and Share Escrow Agreement, dated April 28, 2004, between Brian Wear and the Company.

10.5*

Management Agreement, dated April 28, 2004, between the Company and Brian Wear.

10.6*

Ground and Equipment Lease, dated April 30, 2004, between the Company and 530526 B.C. Ltd.

10.7*

Loan Agreement entered into between the Company and Alexander Cox, dated May 7, 2004, for an amount of $4,000,000.

10.8*

Graphite Mineral Property Agreement dated August 18, 2004, between Bao Zi Wan County Government and the Company.

10.9*

Agreement in Principle dated November 1, 2004, between the Company and Beijing XinLong Corporation.

10.10*

Agreement in Principle dated November 1, 2004, between the Company and Clay Industiral Minerals, Ltd.

10.11*

Agreement in Principle dated November 1, 2004, between the Company and Tri-star Activated Carbon Corporation.

10.12*

Amended Share Purchase Agreement – Phase I – dated December 30, 2004 and having an effective date of March 3, 2004, among the Company, CPC and Brian Wear.

10.13*

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

32.1

Certification of Gordon Sales pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2

Certification of Bernie Zacharias pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

--------------------------

Note:

*

Previously filed as an exhibit to the Form 20-F filed on March 15, 2005, and incorporated herein by reference.

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

Mineral 'Change in Accounting Policy

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

f)

Environmental Expenditures and Closure Costs 'Change in Accounting Policy

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

f)

Environmental Expenditures and Closure Costs 'Continued

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

  Bagging Plant '30%

  Machinery and equipment - 30%

  Buildings - 30%

  Technical instruments - 30%

  Concrete forms '20 years straight-line

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

j)

Stock-Based Compensation 'Change in Accounting Policy

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

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 2004 and 2003
Canadian Funds

6.

Property, Plant and Equipment

Property, Plant and Equipment is recorded at cost.  Details are as follows:

	Cost	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Beneficiation plant	$1,410,352	$683,885	$726,467	$726,467
Bagging plant 'under construction	21,722	-	21,722	-
Machinery and equipment	1,805,660	1,212,539	593,121	326,157
Buildings	191,286	133,858	57,428	80,815
Technical instruments	156,024	104,175	51,849	67,180
Concrete forms	11,525	97	11,428	-
Office furniture	64,811	44,439	20,372	17,196
Computer hardware	47,802	29,807	17,995	13,913
Vehicles	225,859	156,345	69,514	10,507
Computer software	14,013	12,997	1,016	212
	$3,949,054	$2,378,142	$1,570,912	$1,242,447

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

b)

As at 31 August 2004, $37,606 (2003 '$nil) is payable to a director or a company controlled by a director.  The amounts are non-interest bearing, unsecured and due on demand.

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

f)

During the year, management wages of $345,920 (2003 - $317,339; 2002 '$314,420) were paid or accrued to directors and officers.

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

ON BEHALF OF THE COMPANY, CRYSTAL GRAPHITE CORPORATION

Per:

 /s/ Gordon Sales

Gordon Sales

President, CEO and a Director

Authorized Signatory*

Date:  June 3, 2005

                                                *

                                                    Print the name and title of the signing officer under the signature.

__________

EXHIBIT INDEX

Exhibit #	Description of Exhibit	Page No.
31.1	Certification of Disclosure in Crystal Graphite Corporation’s Annual Report by Gordon Sales.
31.2	Certification of Disclosure in Crystal Graphite Corporation’s Annual Report by Bernie Zacharias.
32.1	Certification of Gordon Sales pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Bernie Zacharias pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

(c)

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

Dated: June 3, 2005

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

Dated: June 3, 2005

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

Dated: June 3, 2005

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

Dated: June 3, 2005

/s/ Bernie Zacharias

Bernie Zacharias, Chief Financial Officer (Principal Accounting Officer)